Filed Pursuant to Rule 424(b)(4)
Registration No. 333-139088 and
Registration No. 333-139466

60,250,000 American Depositary Shares

Melco PBL Entertainment (Macau) Limited

(incorporated in the Cayman Islands with limited liability)

Representing 180,750,000 Ordinary Shares

This is our initial public offering. We are offering 60,250,000 American Depositary Shares, or ADSs. Each ADS represents three ordinary shares, par value US$0.01 per share. The ADSs will be evidenced by American Depositary Receipts, or ADRs.

Prior to this offering, there has been no public market for our ADSs or ordinary shares. The initial offering price of the ADSs is US$19.00 per ADS. The ADSs have been approved for listing on The NASDAQ Stock Market’s Global Market under the symbol “MPEL”.

The underwriters have an option for a period of 30 days from the date of this prospectus to purchase up to an aggregate of 9,037,500 additional ADSs from us to cover over-allotments of ADSs. This prospectus may also be used in connection with resales in the United States of up to 205,000 additional ADSs issued in connection with the assured entitlement distribution described in this prospectus to the extent such resales would not be exempt from registration under the Securities Act.

Investing in the ADSs involves risks. See “ Risk Factors” on page 21.

	Price to Public		Underwriting Discounts and Commissions		Proceeds, before expenses, to Issuer
Per ADS	US$	19.00	US$	1.235	US$	17.765
Total	US$	1,144,750,000	US$	74,408,750	US$	1,070,341,250

Delivery of the ADSs will be made on or about December 22, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse	Citigroup	UBS Investment Bank

CLSA Asia-Pacific Markets	JPMorgan	CIBC World Markets	Deutsche Bank

The date of this prospectus is December 18, 2006

Melco PBL Entertainment
新濠博亞娛樂

HYATT
HYATT
Artist's impression of City of Dreams

Melco PBL Entertainment will strive to play the best hand in Macau with its high quality services

摩卡
Mocha

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Artist's impression of Crown Macau

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is current only as of the date of this prospectus.

Dealer Prospectus Delivery Obligation

Until January 12, 2007 (the 25th day after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

Melco PBL Entertainment (Macau) Limited

You should read the following summary together with the entire prospectus, including the more detailed information regarding us, the ADSs being sold in this offering, and our financial statements and related notes appearing elsewhere in this prospectus.

Unless the context otherwise requires, in this prospectus, “we,” “us,” “our company” and “MPBL Entertainment” refer to Melco PBL Entertainment (Macau) Limited and its predecessor entities and consolidated subsidiaries, including Melco PBL Gaming (Macau) Limited, a Macau company and holder of a gaming subconcession in Macau.

Overview

We are a developer, owner and operator of casino gaming and entertainment resort facilities focused exclusively on the rapidly expanding Macau market. Our subsidiary Melco PBL Gaming (Macau) Limited, or MPBL Gaming, is one of six companies authorized by the Macau government to operate casinos in Macau. We have two current casino gaming and entertainment projects under development: the Crown Macau Hotel Casino targeted to open in the second quarter of 2007 and the City of Dreams integrated casino complex, phase one of which is targeted to open in late 2008. MPBL Gaming currently operates six Mocha Clubs featuring a total of approximately 1,000 gaming machines, or slot machines. We have also entered into a conditional agreement to acquire a third development site that is located on the shoreline of the Macau peninsula. We are a 50/50 joint venture between Melco International Development Limited, or Melco, and Publishing and Broadcasting Limited, or PBL. We are the exclusive vehicle of Melco and PBL to carry on casino, gaming machine and casino hotel operations in Macau.

We have chosen to focus on the Macau gaming market because we believe that Macau is well positioned to be one of the largest gaming destinations in the world. In 2005 and the nine months ended September 30, 2006, Macau generated approximately US$5.7 billion and US$4.9 billion of gaming revenue, respectively, compared to the US$5.9 billion and US$4.8 billion of gaming revenue (excluding sports book and race book), respectively, generated on the Las Vegas Strip and exceeding the US$5.0 billion and US$4.0 billion (excluding sports book and race book), respectively, generated in Atlantic City, according to the Direcçāo de Inspecçāo e Coordenaçāo de Jogos (Gaming Inspection and Coordination Bureau of the Macau government), or the DICJ, the Nevada Gaming Control Board and the New Jersey Casino Control Commission. Gaming revenue in Macau has increased at a five-year compounded annual growth rate, or CAGR, from 2000 to 2005 of 23.0% compared to CAGRs of 4.9% and 3.1% for the Las Vegas Strip and Atlantic City (excluding sports book and race book). Macau benefits from its proximity to one of the world’s largest pools of existing and potential gaming patrons and is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Through our existing operations and projects currently under development, we will cater to a broad spectrum of potential gaming patrons, including wealthy high-end patrons, who seek the excitement of high stakes gaming, as well as mass market patrons, who wager lower stakes and may be more casual gaming patrons seeking a broader entertainment experience. We will seek to attract these patrons from throughout Asia and in particular from Greater China.

Our existing operations and development projects consist of:

•	The Crown Macau. We began construction of the Crown Macau Hotel Casino, or Crown Macau, in December 2004 and target its opening in the second quarter of 2007. We completed the topping out of the Crown Macau in November 2006. The Crown Macau is being developed to offer a luxurious premium hotel and casino resort experience by offering premium entertainment, elegant facilities, high quality service and rich décor, and is being designed with the aim of exceeding the average five-star hotel in Macau catering primarily to the high-end gaming market. Gaming venues traditionally available to high stakes patrons in Macau have not offered the luxurious accommodations and facilities we aim to offer at the Crown Macau, instead focusing primarily on intensive gaming during day trips and short visits to Macau. The total project costs to build and commence operation of the Crown Macau are currently budgeted at approximately US$512.6 million, which includes the value of land for the project site both contributed to us in kind and partly paid for by us, land premium costs, anticipated construction costs, furniture, fixtures and equipment expenses, or FF&E, pre-opening expenses, capitalized fees and finance costs, cage cash and initial working capital requirements. As of September 30, 2006, we had paid approximately US$260.3 million of our US$512.6 million of budgeted project costs, most of which represented payments due to our contractors as well as the payment of land costs and land premium. The property will feature a 36-story tower including approximately 183,000 square feet of gaming space with approximately 220 gaming tables and more than 500 gaming machines and a luxury premium hotel with approximately 216 deluxe hotel rooms, including 24 suites and eight villas.

•	The City of Dreams. We began site preparation of the City of Dreams integrated casino resort complex, or City of Dreams, in the second quarter of 2006 and we have commenced substantial piling work at the site. We target opening the initial phase of the complex in late 2008, which is currently expected to include substantial completion of the casino, retail space, two of the four hotels planned for the City of Dreams and the performance hall, which is targeted to be completed in the second half of 2008 and ready to host performances in the second quarter of 2009. The second phase of the complex is targeted to open in the second half of 2009, mainly comprising the remaining two hotels. Total project costs for the City of Dreams project are currently budgeted at approximately US$2.1 billion, which includes anticipated land and construction costs, land premium costs, FF&E, pre-opening expenses, capitalized fees and finance costs, cage cash and initial working capital requirements. As of September 30, 2006, we had paid approximately US$166.0 million of our US$2.1 billion of budgeted project costs, primarily for land costs and land premium, construction costs and design and consultation fees. We are developing the City of Dreams to be a “must-see” integrated casino and entertainment resort primarily for mass market patrons. The City of Dreams will be located on the Cotai Strip, an area that has been master planned to feature a series of major new developments in the style of the Las Vegas Strip. The City of Dreams is planned to feature an underwater-themed casino with approximately 450 gaming tables and 2,500 gaming machines, and four luxurious hotels with a total of approximately 1,600 rooms, consisting of: (1) a luxury premium hotel designed with the aim of exceeding the average five-star hotel in Macau to be operated under the Crown Towers brand by us with approximately 260 rooms, suites and villas; (2) two hotels to be operated under the Grand Hyatt and Hyatt Regency brands with a total of approximately 970 rooms and suites; and (3) a themed hotel to be operated under the Hard Rock brand with approximately 380 rooms and suites. The complex will also feature a performance hall that will be designed and built to the specifications of Dragone Entertainment GmbH, or Dragone, and which is expected to offer world-class performance shows. The complex will also feature an upscale shopping mall and a wide variety of mid- and high-end food and beverage outlets. We also plan to develop one block of luxury serviced apartment units, for both long and short-term occupancy, in phase two of the project, and, depending on the market conditions, may develop a second block thereafter. The development of the serviced apartment units may be subject to Macau government approval and approval of our lenders under our debt facilities. The cost of a second block of apartments has not been included in the US$2.1 billion total budgeted project cost for development of the City of Dreams.

•

Mocha Clubs. The Mocha Clubs feature a total of approximately 1,000 gaming machines in six locations, and comprise the largest non-casino-based operations of electronic gaming machines in Macau. By combining machine-based gaming with an upscale décor and cafe ambiance, we aim to improve on Macau’s historically limited service to mass market and casual gaming patrons outside the conventional casino setting and to capitalize on the significant growth opportunities for machine-based gaming in Macau.

•	Macau Peninsula Site. We have entered into an agreement to acquire a third development site, which is located on the shoreline of the Macau peninsula near the current Macau Ferry Terminal, or Macau Peninsula site, for HK$1.5 billion (US$192.3 million). If the purchase is completed, we expect to pay a land premium of HK$150 million (US$19.2 million) to the Macau government. Completion of the purchase remains subject to significant conditions in the control of third parties unrelated to us and the seller. We are currently considering plans to develop the Macau Peninsula site into a mixed-use casino and hotel facility targeted primarily at day-trip gaming patrons, and target its opening in the middle of 2009 if we are able to acquire the site. We may also include high-end residential apartments as part of the Macau Peninsula site. Based on preliminary estimates and conceptual designs, the total project costs for the Macau Peninsula project are currently budgeted at a range of approximately US$650 million to US$700 million, which includes anticipated land and construction costs, land premium costs, FF&E, pre-opening expenses, capitalized fees and finance costs, cage cash and initial working capital requirements. As of September 30, 2006, we had paid approximately US$12.9 million of our budgeted project costs, which related to the deposit for the acquisition of the land.

The Mocha Clubs have been and will continue to be our sole source of revenue until the targeted opening of the Crown Macau in the second quarter of 2007. In 2005, the Mocha Clubs generated total revenue of US$17.3 million, while our consolidated operating costs and expenses totaled US$21.1 million in 2005, including amortization of land use rights of US$3.5 million for the Crown Macau site. For the nine months ended September 30, 2006, the Mocha Clubs generated total revenue of US$18.2 million, while our consolidated operating costs and expenses totaled US$45.1 million, including a one-time impairment loss of US$7.6 million in connection with the termination of our services agreements with Sociedade Jogos de Macau, S.A., or SJM, and amortization of land use rights of US$8.1 million for the Crown Macau and City of Dreams sites. For 2005 and the nine months ended September 30, 2006, the Mocha Clubs generated Operating EBITDA of US$7.4 million and US$6.6 million, respectively. Operating EBITDA is presented for the results of the Mocha Clubs only as they currently comprise our sole operating business and is reconciled to consolidated net income as described in the notes to our consolidated financial statements. Prior to MPBL Gaming obtaining a Macau gaming subconcession in September 2006, our subsidiary Mocha Slot Management Limited, or Mocha Slot, provided management services to the Mocha Clubs under service agreements with SJM, pursuant to which Mocha Slot provided all of the gaming machines at the Mocha Clubs and auxiliary services to SJM and received service fees of 31% of gaming machine win. After obtaining a subconcession through MPBL Gaming and terminating these service agreements, we now reflect as our revenue all of the gaming machine win at the Mocha Clubs but are subject to Macau taxes and other government dues currently totaling approximately 39%.

The current budgeted project costs for the Crown Macau, City of Dreams and the Macau Peninsula projects total approximately US$3.3 billion, including the approximately US$650 million to US$700 million budgeted project costs for the Macau Peninsula project based on preliminary estimates and conceptual designs. We expect, based on current budgets and estimates, to incur secured long term debt to pay for a portion of our construction and development costs as follows: (1) approximately HK$1.28 billion (US$164.1 million) to finance construction of the Crown Macau; and (2) approximately US$1.6 billion to finance construction of the City of Dreams. As of September 30, 2006, we had not drawn down on our existing credit facilities and did not have any outstanding debt. However, since we obtained a controlling interest in MPBL Gaming, the holder of the subconcession, in October 2006, our consolidated indebtedness has included the US$500 million loan drawn by MPBL Gaming under the US$500 million term loan facility, or the Subconcession Facility, used to finance part of the US$900 million payment made to Wynn Resorts (Macau) S.A., or Wynn Macau, upon the granting of the subconcession. All amounts outstanding under the Subconcession Facility will be repaid from the net proceeds of this offering.

Our Shareholders

We believe one of our greatest strengths is the combined resources of our shareholders, Melco and PBL.

Melco is a long-established company listed on the Main Board of the Hong Kong Stock Exchange. Its major business is the leisure, gaming and entertainment business in Macau carried on by us. Among the listed companies in Hong Kong, Melco was one of the first to tap the rapidly growing leisure and entertainment market in Macau. In June 2004, Melco established Macau gaming as a principal activity with the acquisition of interests in Mocha Slot Group Limited, or Mocha, and in September of the same year, Melco announced its participation in a hotel development project in Taipa, Macau which subsequently evolved to become our existing Crown Macau project.

Through the leadership and reputation of Mr. Lawrence Ho, our Co-Chairman and Chief Executive Officer and the Chairman and Chief Executive Officer of Melco, Melco has a broad network of business relationships in Macau, Hong Kong and elsewhere in Greater China. We believe these relationships have been and will be important to the successful development and operation of our gaming business in Macau. Melco is the originator of most of our existing projects in Macau and its local relationships helped it to initially secure our interests in Mocha and the Crown Macau and City of Dreams projects. In addition, Melco’s relationships have helped us to identify sites for Mocha Club venues on attractive economic terms and helped expand the Mocha Clubs into the largest non-casino based operations of gaming machines in Macau, with an approximately 30% market share by gross gaming machine revenue for the nine months ended September 30, 2006, based in part on the figures from the DICJ. Dr. Stanley Ho, Mr. Lawrence Ho’s father, controls the entities that were the monopoly operators of casino gaming in Macau from 1962 to 2002 and was a director and the Chairman of Melco until he resigned from those positions in March 2006.

In connection with forming the joint venture between Melco and PBL in March 2005 and in exchange for its ownership interest in us, Melco contributed to our then 80% owned subsidiary Melco PBL Entertainment (Greater China) Limited, or MPBL (Greater China) (in which Melco held the remaining 20% interest) an 80% interest in Mocha, which was then the holding company for the Mocha Clubs. Melco also contributed to MPBL (Greater China) a 50.8% interest in the City of Dreams project, and a 70% interest in the Crown Macau project. We later acquired the remaining 20% interest in Mocha from Dr. Stanley Ho, the remaining 30% interest in the Crown Macau project from Sociedade de Turismo e Diversões de Macau, or STDM, and the remaining 49.2% interest in the City of Dreams project from a company controlled by a discretionary trust formed for the benefit of members of the Ho family. In October 2006 after the subconcession was granted to MPBL Gaming and we obtained a controlling interest in MPBL Gaming, all the interests in the Mocha Clubs, the Crown Macau and the City of Dreams projects were transferred to MPBL Gaming. See, “—Corporate Structure” below.

Melco also has extensive experience in the restaurant business, operating the well-known Jumbo Kingdom floating restaurants in Hong Kong and the Chua Lam Gourmet Kitchen in Macau. In addition, Melco provides gaming IT infrastructure and solutions as well as online financial trading and related systems and services to its customers through its subsidiaries, Elixir Group (Macau) Limited and iAsia Online Systems Limited, and carries on investment banking and financial services businesses through its Hong Kong Stock Exchange listed subsidiary, Value Convergence Holdings Limited.

PBL is Australia’s largest listed diversified media and entertainment company. PBL owns and operates the Crown Entertainment Complex, or Crown Casino Melbourne, in Melbourne, Australia and the Burswood Entertainment Complex, or Burswood Casino, in Perth, Australia, which brings us significant experience in developing and operating casino resorts and in branding and marketing as well as providing access to its international high-end gaming clientele, particularly in the Asia region. In addition to its entertainment and casino complexes, PBL currently owns and operates the high audience-rated free-to-air television network in Australia, Nine Network, and Australia’s largest magazine publisher, ACP Magazines. However, it recently announced plans to sell 50% of its television and magazine business and expects to complete this sale in early 2007.

Through the successful operation of the Crown Casino Melbourne and the Burswood Casino, we believe that PBL has a proven track record in both high-end and mass market gaming operations as well as in providing other leisure services and facilities. PBL successfully operates a total of more than 400 high-end and mass market table games and more than 4,000 electronic gaming machines at these two casinos. In addition to gaming, these properties feature a total of approximately 1,650 luxury hotel rooms, more than 100,000 square feet of conference and event facilities at the Burswood Conventions & Events Center and the Crown Conference Center, over 50 dining facilities offering a variety of global cuisines, highly acclaimed entertainment venues with total seating capacity for more than 26,000 and a host of resort and recreational facilities, including an exclusive championship 18-hole golf course. Crown operates its successful “Crown Club” gaming loyalty program. We intend to leverage PBL’s operating skills, its international experience and its high standards and reputation to strengthen our operations in Macau. For example, we expect PBL will assist us in:

•	implementing customer relationship management systems to facilitate our loyalty programs;

•	adapting our gaming product analytics systems to maximize revenue potential;

•	implementing management reporting practices and operating procedures to ensure accuracy and consistency in our internal control;

•	training staff in high quality customer service; and

•	adopting a community and government relations framework to promote efficient working relationships with government authorities and compliance with rules and regulations.

We expect PBL will do this by recommending candidates for employment and seconding employees to us or our subsidiaries from time to time, providing management information systems and policy and procedure guidelines, facilitating training and by appointing directors to our board of directors.

Melco and PBL have agreed with us under an amended and restated shareholders’ deed that we will be the exclusive vehicle of Melco and PBL to carry on casino, gaming machine and casino hotel operations in Macau. We have entered into a license agreement with Crown Limited, a subsidiary of PBL, and obtained an exclusive and non-transferable license to use the Crown brand in Macau. In connection with certain of our loan facilities, Melco and PBL have agreed to provide corporate and bank guarantees to support our payment obligations. In addition, as our founding shareholders, PBL and Melco have provided us with administrative support and technical expertise in connection with the development of the Crown Macau, City of Dreams and Macau Peninsula projects and the operation of the Mocha Clubs business, although we do not have contractual rights to have such services provided to us. We pay PBL and Melco for reasonable costs, determined on an arm’s length basis, in connection with this support and expertise.

Industry Background

Macau is located in the Pearl River Delta region of China and is approximately an hour away from approximately 6.9 million people in Hong Kong via a 24-hour hydrofoil ferry system. All of the main population centers of China, as well as Taiwan, Japan, Korea, Thailand, Malaysia, Singapore, Indonesia and the Philippines lie within an approximately 2,500 mile radius of Macau. According to the Economist Intelligence Unit, these countries had a total population of almost two billion people in 2005, with China alone representing approximately 1.3 billion people. Like Hong Kong, Macau is a Special Administrative Region of the People’s Republic of China.

Between 2000 and 2005, visitation to Macau increased at a CAGR of 15.4% to approximately 18.7 million visitors according to the Macau Statistics and Census Services. We believe that visitation and gaming revenue growth for the Macau market have been driven by and will continue to be driven by a combination of factors, including:

•	proximity to major Asian population centers;

•	liberalization of travel restrictions in China under China’s “Facilitated Individual Travel Scheme”, enabling greater numbers of Chinese citizens from more provinces to visit Macau individually without being in a tour group (as was required previously), and liberalization of currency restrictions to permit Chinese citizens to take significantly larger sums of foreign currency out of China when they travel;

•	increasing regional wealth, leading to a large and growing middle class with more disposable income; and

•	planned infrastructure improvements such as an expanded and upgraded airport, new roads, tunnels and bridges, a light rail system and additional ferry access, which are expected to facilitate more convenient access to and travel within Macau.

In addition, Macau is benefiting from an increasing supply of higher quality casino, hotel and entertainment offerings. For 40 years (from 1962 to 2002), casino gaming in Macau was provided by a single monopoly operator, STDM and later STDM’s subsidiary SJM. Since the Macau government undertook a bidding process for three gaming concessions beginning in 2002, Macau has seen dramatic changes in its gaming industry caused by the intense competition among the three concession holders, SJM, Galaxy Casino, S.A., or Galaxy, and Wynn Macau, and, subsequently, three subconcession holders: (1) Venetian Macau S.A., or Venetian Macau, (2) MGM Grand Paradise Limited, a joint venture between MGM and Ms. Pansy Ho, the daughter of Dr. Stanley Ho and the sister of Mr. Lawrence Ho, and (3) now our subsidiary MPBL Gaming. The Macau government has agreed under the three existing concession agreements that it will not grant any additional concessions before April 2009 and has publicly stated that only one subconcession may be issued under each concession. However, subject to Macau government approval, there is no limit on the number of casinos that can be operated by each concessionaire or subconcessionaire. We believe the rights and obligations of MPBL Gaming’s subconcession are substantively similar to those under Wynn Macau’s concession. Wynn Macau may not terminate MPBL Gaming’s subconcesion unilaterally, although the Macau government may, after notifying Wynn Macau, terminate the subconcession under certain circumstances, including MPBL Gaming operating its business outside the business scope of the subconcession, suspension of operations of MPBL Gaming’s business without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year, failure to comply with decisions and recommendations of the Macau government, and bankruptcy or insolvency of MPBL Gaming.

The six concession and subconcession holders, including MPBL Gaming, and other major sponsors and developers are planning to build major hotel and casino projects in Macau. The Wynn Macau and the Galaxy StarWorld casino hotels recently opened on the Macau peninsula and several properties are expected to open in late 2006 or early 2007 on the Macau peninsula and Taipa, including the Crown Macau and SJM’s Grand Lisboa. In Macau’s newest casino development zone known as the Cotai Strip, several “mega” casino projects are scheduled for opening between 2007 and 2010. These developments are expected to include the City of Dreams, The Venetian Macao and other casino hotels developed by major casino operators, international hotel chains and other sponsors. All these new casino hotels are anticipated to offer patrons higher quality amenities and more upscale ambience than has been generally available in Macau in the past.

In conjunction with these factors, we believe that over time Macau will undergo a transition from a gaming-focused market into a leisure destination offering a greater breadth of gaming and non-gaming entertainment options and amenities. We believe that this development should help drive further growth in consumer demand and visitation to Macau, particularly from the emerging mass market segment. Historically, Macau has catered primarily to high-end patrons who generally play at baccarat tables requiring large minimum bets. The development of Las Vegas style casinos, which offer a broader gaming and entertainment experience to mass market patrons, should provide additional revenue opportunities from a larger demographic base. We believe that the build-out of world-class facilities in Macau, including both gaming focused properties, as well as integrated casino resorts with entertainment, food and beverage and convention complexes, should help to make Macau a more attractive destination for longer multi-day stays for various customer segments, including families. At the same time, we believe that Macau will continue to support an active market for day-trip visitors from locations such as Hong Kong and Guangdong Province, China.

Our Strategies

Our objective is to become a leading provider of gaming, leisure and entertainment services that will capitalize on the expected growth opportunities in Macau. To achieve our objectives, we have developed the following business strategies:

•	develop a targeted product portfolio of brands well-recognized for their quality and distinctive services;

•	leverage Melco’s and PBL’s proven operational experience, network of local relationships and recognized staff training and development capabilities to successfully develop and operate each of our projects;

•	develop a comprehensive marketing program by leveraging the existing Crown and Mocha brands and capitalizing on the marketing resources of our founders;

•	focus on building first class facilities by employing a highly experienced in-house project team and engaging qualified professionals with experience in construction projects and the gaming and leisure sector; and

•	utilize MPBL Gaming’s subconcession to maximize our business and revenue potential, for example through arrangements with other entertainment complex operators who are not concession or subconcession holders, under which MPBL Gaming will operate the casino facilities within such entertainment complexes.

Our Challenges

The successful execution of our strategies is subject to certain risks, challenges and uncertainties, including the following:

•	Our early stage of development. We are at an early stage of development of our properties and business. We are incurring substantial costs and expenses in connection with the Crown Macau and the City of Dreams projects, which are in early stages of development, in particular the City of Dreams, and we do not expect to generate revenues from these projects for some time. In addition, we obtained our only current revenue generating business, Mocha Clubs, in March 2005.

•	Intense competition in Macau and elsewhere in Asia. Our competitors in Macau will include all the current concession and subconcession holders and many of the largest gaming, hospitality, leisure and resort development companies in the world. Our Macau operations currently compete with approximately 23 other existing casinos of varying sizes located in Macau. In addition, we expect competition to increase in the near future from local and foreign casino operators who are developing numerous hotel and casino projects in Macau, as well as other gaming destinations throughout Asia and globally.

•	Development and operations costs. All of our projects are subject to significant development and construction risks, which could have a material adverse impact on our project timetables and costs and our ability to complete our projects. We may exceed our budgeted costs or incur a delay in opening one or more of our projects that reduces or delays our ability to generate operating revenue.

•	Substantial debt. We will be highly leveraged and currently do not generate sufficient cash flows to service or repay our debt obligations. In February 2006, we entered into a HK$1,280 million (US$164.1 million) term loan facility to finance the development costs of the Crown Macau, or the Great Wonders Project Facility. We have entered into a commitment letter for a US$1.6 billion secured facility to finance the development costs of the City of Dreams, or the City of Dreams Project Facility, although we have not yet finalized the terms of this facility. As of September 30, 2006, we had not drawn down on our existing credit facilities and had no outstanding debt. However, in September 2006, MPBL Gaming entered into the US$500 million Subconcession Facility, all of which was drawn down to pay part of the US$900 million due to Wynn Macau for the subconcession. This US$500 million loan became part of our consolidated debt after we obtained a controlling interest in MPBL Gaming in October 2006.

See “Risk Factors” on page 21 for a discussion of these and other important risks, challenges and uncertainties.

Corporate Information

We were incorporated in December 2004 as an exempted company with limited liability under the laws of the Cayman Islands.

Our principal executive offices are located at The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Our telephone number at this address is 852-3151-3777 and our fax number is 852-3162-3579.

You should direct all inquiries to us at the address and telephone number of our principal executive offices set forth above. Our website is www.melco-pbl.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

CORPORATE STRUCTURE

Pre-reorganization Corporate Structure

Prior to MPBL Gaming being issued a subconcession and the Macau government approving our obtaining of a controlling interest in MPBL Gaming, we held our interests in the subsidiaries that own the Crown Macau and City of Dreams projects and Mocha through MPBL (Greater China). The Mocha Club business, was in turn held through Mocha and its subsidiaries.

Under the original agreement between Melco and PBL regarding their joint venture, it was contemplated that our company would be held 50%/50% by Melco and PBL and would act as a holding company for interests throughout their agreed joint venture territory in Asia. MPBL (Greater China) was to hold and operate the interests of the joint venture in Greater China on the basis that Melco’s effective interest would be 60% and PBL’s effective interest would be 40%. For that reason, MPBL (Greater China) was held 80% by us and 20% directly by Melco, and all of our Mocha Club operations and the Crown Macau and the City of Dreams projects were held through MPBL (Greater China).

The following chart sets forth our corporate structure prior to our reorganization:

Current Corporate Structure (post-reorganization)

Under amendments to the joint venture relationship in connection with the obtaining of the subconcession in Macau, Melco and PBL have agreed that their interests throughout their agreed territory, including in Macau through our company, will be held in equal proportions by each of them. As a result, the Mocha Clubs assets and business and the holding subsidiaries for the Crown Macau and City of Dreams projects have been transferred to MPBL Gaming to be operated under the new subconcession and held indirectly in equal parts (i.e., 50%/50% effectively) by Melco and PBL. None of our interests in Macau are now held through MPBL (Greater China).

Our subsidiary MPBL Gaming, a Macau company, is the holder of a Macau gaming subconcession and is also the direct operator of the Mocha Clubs. Our other principal operating subsidiaries are (1) Great Wonders, Investments, Limited, or Great Wonders, a Macau company, (2) Melco Hotels and Resorts (Macau) Limited, or Melco Hotels, a Macau company, and (3) Melco PBL (Macau Peninsula) Limited, or MPBL Peninsula, a British Virgin Islands company, through which we currently hold our Crown Macau project, City of Dreams project and Macau Peninsula project, respectively. Great Wonders and Melco Hotels are wholly owned by MPBL Gaming (other than nominal shares owned by other group companies as required under Macau law). MPBL Peninsula is our direct wholly-owned subsidiary.

Through three intervening holding company subsidiaries incorporated in the Cayman Islands and wholly-owned by us, (1) Melco PBL Holdings Limited, (2) Melco PBL International Limited, or MPBL International, and (3) Melco PBL Investments Limited, or MPBL Investments, we hold Class B shares of MPBL Gaming representing 72% voting control of MPBL Gaming and the rights to virtually all the economic interests in MPBL Gaming. All of the Class A shares of MPBL Gaming, representing 28% of the outstanding capital stock of MPBL Gaming, are owned by PBL Asia Limited (as to 18%) and, as required by Macau law, the Managing Director of MPBL Gaming (as to 10%). Mr. Lawrence Ho has been appointed to serve as the Managing Director of MPBL Gaming. The Class A shares are entitled as a class to an aggregate of MOP 1 in dividends and MOP 1 in proceeds of any winding up or liquidation of MPBL Gaming. MPBL Investments, PBL Asia Limited, the Managing Director and MPBL Gaming have entered into a shareholders’ agreement under which, among other things, PBL Asia Limited agrees to vote its Class A shares in the same manner as the Class B shares on all matters submitted to a vote of shareholders of MPBL Gaming.

Our subsidiaries MPBL (Greater China) and Mocha, which previously held our interests in the subsidiaries that held our interests in the Crown Macau project, the City of Dreams project and the Mocha Club operations, are currently dormant and may be dissolved. The 20% interest in MPBL (Greater China) held by Melco has been reclassified as non-voting shares and has recently been transferred to MPBL International for a nominal amount.

We currently intend to incorporate a direct wholly owned subsidiary in Hong Kong for the purpose of entering into various administrative contracts, including leases for administrative office space, in Hong Kong.

The following chart sets forth our corporate structure after our reorganization and immediately prior to this offering:

(1)	All of the Class A shares of MPBL Gaming, representing 28% of the outstanding capital stock of MPBL Gaming, are owned by PBL Asia Limited (as to 18%) and the Managing Director of MPBL Gaming (as to 10%). Under Macau law, a company limited by shares must have at least three shareholders. In addition, the Managing Director of MPBL Gaming must be a Macau permanent resident and hold at least 10% of the outstanding shares of MPBL Gaming. Mr. Lawrence Ho has been appointed to serve as the Managing Director of MPBL Gaming. PBL Asia Limited is contractually required to vote its Class A shares in the same manner as the Class B shares in all matters submitted to a vote of shareholders of MPBL Gaming.
(2)	All of the outstanding Class B shares of MPBL Gaming, representing 72% of the outstanding capital stock of MPBL Gaming and the rights to virtually all of the economic interests in MPBL Gaming, are owned by MPBL Investments, our wholly owned subsidiary.

THE OFFERING

Price per ADS	US$19.00 per ADS.

This Offering:

ADSs Offered by Us	60,250,000 ADSs

ADSs Outstanding Immediately After This Offering	60,250,000 ADSs (or 69,287,500 ADSs if the underwriters exercise the over-allotment option in full).

Ordinary Shares Outstanding Immediately After This Offering	1,180,750,000 ordinary shares (or 1,207,862,500 ordinary shares if the underwriters exercise the over-allotment option in full).

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 9,037,500 additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, for the purpose of covering over-allotments.

The ADSs	Each ADS represents three ordinary shares, par value US$0.01 per ordinary share.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Use of Proceeds

Our net proceeds from this offering are approximately US$1,062.3 million (or US$1,222.9 million if the underwriters exercise the over-allotment option in full) from this offering after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering as follows: US$514 million to repay principal and accrued interest on the Subconcession Facility and the rest to pay development costs of the Crown Macau and City of Dreams and site acquisition and development costs of the Macau Peninsula project and to fund working capital and for other general corporate purposes.

Dividend Policy

We currently intend to retain all of our earnings to finance the construction and development of our projects and to operate and expand our business and therefore do not intend to declare or pay cash dividends on our shares in the near to medium term.

Timing and settlement of ADSs

The ADSs are expected to be delivered against payment on December 22, 2006. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of Cede & Co., as nominee of The Depositary Trust Company, or DTC, in New York, New York. DTC, and its direct and indirect participants, will maintain records that will show the beneficial interests in the ADSs and facilitate any transfer of beneficial interests.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in the ADSs.

Listing	Our ADSs have been approved for listing on the Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Nasdaq Global Market Symbol	“MPEL.”

Depositary	Deutsche Bank Trust Company Americas.

Lock-up

We, our directors and executive officers and our existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Underwriting.”

Assured Entitlements Distribution

Pursuant to Practice Note 15 under the Rules Governing The Listing of Securities on the Stock Exchange on Hong Kong Ltd., in connection with this offering Melco must make available to its shareholders an “assured entitlement” to a certain portion of our shares. Melco currently intends to provide an assured entitlement with an aggregate value of approximately HK$30.4 million (approximately US$3.9 million). The assured entitlement distribution will only be made if this offering is completed. Melco intends to effect the assured entitlement distribution by providing to its shareholders a “distribution in specie,” or distribution of our ADSs in kind, at a ratio of one ADS for every whole multiple of 4,000 ordinary shares of Melco held at the applicable record date for the distribution. The distribution will be made without consideration from Melco shareholders. Melco shareholders who are entitled to fractional ADSs, who elect to receive cash in lieu of ADSs, who are located in the

United States or are U.S. persons, or who are affiliates of us or are otherwise ineligible holders, will only receive cash in the assured entitlement distribution. Melco intends to purchase from us the new ordinary shares needed for the distribution in specie at the public offering price of the ADSs (adjusted for the three ordinary shares to one ADS ratio) after this offering has been completed. Mr. Lawrence Ho, our Co-Chairman and Chief Executive Officer, has informed Melco that he will waive the right to receive the assured entitlement in respect of shares beneficially owned by him. The purchase of ordinary shares and distribution in specie of ADSs by Melco are not part of this offering. After confirming the shareholders eligible to receive ADSs in the assured entitlement distribution, Melco will purchase at the initial public offering price only that number of ordinary shares necessary to satisfy the distribution. Accordingly, the assured entitlement distribution will not cause Melco and PBL to hold different numbers of shares immediately after this offering and the assured entitlement distribution are completed.

Conventions That Apply to This Prospectus

Unless otherwise indicated, references in this prospectus to:

•	“China,” “mainland China” and “PRC” are to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

•	“Greater China” are to mainland China, Hong Kong, Macau and Taiwan, collectively;

•	“HK$” and “H.K. dollars” are to the legal currency of Hong Kong;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

•	“Macau” and the “Macau SAR” are to the Macau Special Administrative Region of the People’s Republic of China;

•	“Patacas” and “MOP” are to the legal currency of Macau;

•	“Renminbi” and “RMB” are to the legal currency of China; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, “we,” “us,” “our company” and “MPBL Entertainment” refer to Melco PBL Entertainment (Macau) Limited, a Cayman Islands exempted company with limited liability, and its predecessor entities and its consolidated subsidiaries; “Melco” refers to Melco International Development Limited, a Hong Kong listed corporation; “PBL” refers to Publishing and Broadcasting Limited, an Australian listed corporation; and “our subconcession” refers to the Macau gaming subconcession held by our subsidiary MPBL Gaming.

Solely for your convenience, this prospectus contains translations of certain H.K. dollar amounts and Patacas into U.S. dollar amounts at the noon buying rate in The City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. All translations from Hong Kong dollars to U.S. dollars were made at the rate of HK$7.80 = US$1.00. The noon buying rate reported by the Federal Reserve Bank of New York on December 30, 2005 was HK$7.7533 = US$1.00. The noon buying rate reported by the Federal Reserve Bank of New York on September 29, 2006 was HK$7.7913 = US$1.00. The Pataca is pegged to the Hong Kong dollar at a rate of HK$1.00 = MOP 1.03. All translations from Patacas to U.S. dollars were made at the exchange rate of MOP 8.034 = US$1.00. We make no representation that the H.K. dollar, Pataca, Australian dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars, Patacas, H.K. dollars or Australian dollars, as the case may be, at any particular rate or at all. See “Exchange Rate Information.”

Unless we indicate otherwise, all information in this prospectus: (1) reflects no exercise by the underwriters of their over-allotment option to purchase up to 9,037,500 additional ADSs representing 27,112,500 ordinary shares; and (2) does not include the ordinary shares (including ordinary shares with restricted voting and dividend rights) reserved for grants under our 2006 share incentive plan, including the restricted shares with restricted voting and dividend rights that have been approved for granting as of the date of listing of the ADSs.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL DATA

The following summary historical consolidated statement of operations data for the period from January 1, 2004 to June 8, 2004 (predecessor), the period from June 9, 2004 to December 31, 2004, and the year ended December 31, 2005, and the summary historical consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our audited financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. For a description of the basis of presentation of these financial statements see note 3 to our audited consolidated financial statements. The following summary consolidated statement of operations data for the nine months ended September 30, 2005 and 2006 and the summary consolidated balance sheet data as of September 30, 2006 have been derived from our unaudited financial statements prepared in accordance with U.S. GAAP and included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements, and have included, in our opinion, all adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. You should read the summary consolidated historical financial data in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results do not necessarily indicate results expected for any future periods.

From June 9, 2004 for Mocha, July 20, 2004 for Melco Hotels and November 9, 2004 for Great Wonders through March 7, 2005, the financial statements reflect the consolidated financial statements of Mocha, Melco Hotels and Great Wonders because they were under common control for this period. The contributions by Melco of its 80% interest in Mocha, 70% interest in Great Wonders and 50.8% interest in the City of Dreams project to MPBL (Greater China), a company 80% indirectly owned by us and 20% owned by Melco, and cash contributions by PBL of US$163 million, which were completed on March 8, 2005, were accounted for as the formation of a joint venture for which a carryover basis of accounting has been adopted.

The consolidated financial statements of Mocha for the period from January 1, 2004 to June 8, 2004 have been prepared for the purpose of presenting the financial information of our predecessor. Mocha is considered our predecessor because we succeeded to substantially all of the business of Mocha and our own operations prior to the succession were insignificant relative to the operations assumed or acquired.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	For the period from January 1, 2004 to June 8, 2004 (predecessor)	For the period from June 9, 2004 to December 31, 2004 (successor)	For the year ended December 31, 2005 (successor)	For the nine months ended September 30, 2005 (successor)	For the nine months ended September 30, 2006 (successor)
	(in thousands of US$, except share and per share data and operating data)
Consolidated statement of operations data:
Total revenue	$1,896	$6,071	$17,328	$12,469	$18,204
Total operating costs and expenses	(1,286)	(7,001)	(21,050)	(13,282)	(45,132)

Operating (loss) income	$610	$(930)	$(3,722)	$(813)	$(26,928)

Net income (loss)	$494	$(1,007)	$(3,259)	$(503)	$(20,486)

Loss per share
—Ordinary	*	(0.002)	(0.006)	(0.001)	(0.041)
—ADS(1)	*	(0.005)	(0.019)	(0.003)	(0.122)
Shares used in calculating loss per share
—Basic	*	625,000,000	522,945,205	530,677,656	503,663,004
Selected operating data:
Weighted average number of gaming machines(2)	125	513	634	603	986
Average daily net win per machine(3)	284.5	171.5	229.1	231.3	199.8
Other data:
Operating EBITDA(4)	$771	$1,119	$7,430	$5,428	$6,614

*	Figures not provided as the number of shares of our predecessor Mocha and our company are not directly comparable.
(1)	Each ADS represents three ordinary shares.
(2)	Weighted average number of gaming machines for any period represents the sum of the number of gaming machines in service on each day during such period divided by the number of days in such period.
(3)	Average daily net win per machine for any period represents the total gaming machine win during such period divided by the weighted average number of gaming machines in service during such period. Gaming machine win is the excess of the amount of money deposited by players into the gaming machine over the amount of money paid out of the gaming machine to players. Prior to MPBL Gaming obtaining its subconcession in September 2006, Mocha Slot provided management services to the Mocha Clubs under service agreements with SJM. Mocha Slot received 31% of gaming machine win as its revenue from gaming at the Mocha Clubs, while SJM retained 31% of gaming machine win, and Macau taxes and other government dues accounted for the remaining 38%. Since the subconcession was granted and these service agreements were terminated with effect from September 21, 2006, we now reflect all the gaming machine win as our revenue from gaming at the Mocha Clubs, but we are subject to Macau taxes and other government dues currently totaling 39% of gaming machine win.
(4)	Operating EBITDA is presented for the results of the Mocha Clubs only as our sole operating business and is reconciled to consolidated net income as described at note 18 of our audited consolidated financial statements for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 (successor) and the year ended December 31, 2005 (successor) and at note 19 of our unaudited consolidated financial statements for the nine months ended September 30, 2005 and 2006.

The following table presents a summary of our balance sheet data as of December 31, 2004 and 2005 and September 30, 2006:

	As of December 31,		As of September 30,
	2004 (successor)	2005 (successor)	2006 (successor)
	(in thousands of US$)
Balance Sheet Data:
Cash and cash equivalents	$5,537	$19,769	$7,300
Total assets	106,112	421,208	636,088
Amounts due to affiliated companies/person	4,125	31,518	5,708
Amounts due to shareholders	11,930	94,577	139,881
Capital lease obligations(5)	105	11	17
Total current liabilities	17,524	138,741	203,039
Total liabilities	23,845	163,024	254,036
Minority interest	35	19,492	13,846
Total shareholders’ equity	82,232	238,692	368,206

(5)	Includes capital lease obligations, due within one year of US$105,000, US$3,000 and US$7,000 as of December 31, 2004 and 2005 and September 30, 2006, respectively, and capital lease obligations, due after one year of nil, US$8,000 and $10,000 as of December 31, 2004 and 2005 and September 30, 2006, respectively.

RISK FACTORS

An investment in the ADSs involves significant risks. You should carefully consider the risks described below before you decide to buy the ADSs. In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs that are not typical with investments in shares of U.S. companies. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations would likely suffer, the trading price of the ADSs could decline and you could lose all or part of your investment.

Risks Relating to Our Early Stage of Development

We are in an early stage of development of our business and properties, and so we are subject to significant risks and uncertainties. Our limited operating history may not serve as an adequate basis to judge our future operating results and prospects.

In significant respects we remain in a developmental phase of our business and there is limited historical information available about our company upon which you can base your evaluation of our business and prospects. In particular, we are still in the process of developing the Crown Macau and the City of Dreams, with neither project yet completed and generating any revenue and the City of Dreams project in very early stages of development. The Macau Peninsula project is at an even more preliminary design stage. The Mocha Club business, which we acquired in 2005, did not commence operations until 2003 and is currently our only revenue generating operation. MPBL Gaming only recently acquired its subconcession and previously did not have any direct experience operating casinos in Macau. As a result, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and operate major new development projects and gaming businesses in a rapidly growing and intensely competitive market.

Among other things, we are still in the process of:

•	obtaining the formal grant of a land concession from the Macau government for the City of Dreams site on terms that are acceptable to us;

•	obtaining the approval from the Macau government to increase the developable gross floor area of the City of Dreams site; and

•	acquiring an ownership interest in the company that owns the Macau Peninsula site, which is subject to significant conditions in the control of third parties unrelated to us and the seller and to Macau governmental approvals, and obtaining financing commitments for the acquisition and development of the Macau Peninsula project.

We have encountered and will continue to encounter risks and difficulties frequently experienced by early-stage companies, and those risks and difficulties may be heightened in a rapidly developing market such as the gaming market in Macau. Some of the risks relate to our ability to:

•	complete our construction projects within their anticipated time schedules and budgets;

•	obtain a land concession for the City of Dreams project on terms that are acceptable to us;

•	obtain an extension of the deadline for completion of development on the site for the Macau Peninsula project;

•	obtain formal occupancy licenses for the Crown Macau and the City of Dreams;

•	identify suitable locations and enter into new lease agreements for new Mocha Clubs;

•	attract and retain customers and qualified employees;

•	operate, support, expand and develop our operations and our facilities;

•	maintain effective control of our operating costs and expenses;

•	raise additional capital;

•	develop and maintain internal personnel, systems and procedures to assure compliance with the extensive regulatory requirements applicable to the gaming business;

•	respond to changes in our regulatory environment; and

•	respond to competitive market conditions.

If we are unable to complete any of these tasks, we may be unable to complete and operate any of our projects and businesses in the manner we contemplate and generate revenues in the amounts and by the times we anticipate. We may also be unable to meet the conditions to draw on one or more of our existing financing facilities in order to fund our development, construction and acquisition activities or may suffer a default under one or more of our financing facilities. If any of these events were to occur, it would cause a material adverse effect on our business and prospects, financial condition, results of operation and cash flows.

We could encounter problems that substantially increase the costs to develop our projects and delay or prevent the opening of one or more of our projects.

The anticipated costs and targeted completion date for the Crown Macau are based on budgets, architectural and construction plans and schedule estimates that we have prepared with the assistance of architects and contractors. The total project costs for the Crown Macau project are currently estimated to be US$512.6 million, which includes the value of land for the project site both contributed to us in kind and partly paid for by us, land premium costs and anticipated construction costs, FF&E, pre-opening expenses, capitalized fees and finance costs, cage cash and initial working capital requirements. The anticipated costs for the City of Dreams project are based on preliminary projections and budgets, conceptual design documents and schedule estimates that we have prepared with the assistance of our architects and contractors and are subject to change as the plans and design documents are finalized and actual construction work commences. The total project costs for both phases of the City of Dreams, including the value of land for the project site contributed to us in kind, anticipated land and construction costs, land premium costs, FF&E, pre-opening expenses, capitalized fees and finance costs, cage cash and initial working capital requirements, are currently estimated to be approximately US$2.1 billion. The total project costs for the Macau Peninsula project are based on preliminary estimates and conceptual designs and estimated project costs may be adjusted significantly as we begin to firm up our design plans and hire architects and contractors for this project.

All our projects are subject to significant development and construction risks, which could have a material adverse impact on our project timetables and costs and our ability to complete the projects. These risks include the following:

•	changes to plans and specifications;

•	engineering problems, including defective plans and specifications;

•	shortages of, and price increases in, energy, materials and skilled and unskilled labor, and inflation in key supply markets;

•	delays in obtaining or inability to obtain necessary permits, licenses and approvals;

•	changes in laws and regulations, or in the interpretation and enforcement of laws and regulations, applicable to gaming, leisure, residential, real estate development or construction projects;

•	labor disputes or work stoppages;

•	disputes with and defaults by contractors and subcontractors;

•	environmental, health and safety issues, including site accidents;

•	weather interferences or delays;

•	fires, typhoons and other natural disasters;

•	geological, construction, excavation, regulatory and equipment problems; and

•	other unanticipated circumstances or cost increases.

The occurrence of any of these development and construction risks could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of any or all of our projects, which could materially adversely affect our results of operations and financial condition. For example, primarily as a result of changes and improvements in the designs for the Crown Macau, our construction costs have increased and we have negotiated with the general contractor, Paul Y. Construction Company Limited, or Paul Y. Construction, for an amendment of the total contract price from the original HK$1,448.0 million (US$185.6 million) to approximately HK$2.1 billion (US$269.1 million).

Costs of key construction inputs are increasing in Macau and we believe they are likely to continue to increase during the construction period of our projects, primarily due to the significant increase in building activity in Macau. Our contractors may not be able to secure lower cost labor and other inputs from mainland China on a timely basis and in an adequate amount, as they will need to obtain required licenses from the Macau government to do so. The application for such licenses, if granted at all, may take several weeks or months. Continuing increases in input costs of construction in Macau will increase the risk that contractors will fail to perform under their contracts on time, within budget, or at all, and could increase the costs of any new contracts that we may enter into for the City of Dreams and Macau Peninsula projects.

Failure to finalize and draw upon our City of Dreams Project Facility would mean we would need to find alternative funding sources, could result in less attractive financing terms and could delay or preclude the construction of the City of Dreams.

MPBL Gaming has entered into a commitment letter with certain banks as arrangers for the provision of the City of Dreams Project Facility of up to US$1.6 billion senior secured term loans to construct the City of Dreams project. The commitment letter is not a binding agreement to provide us loans under the City of Dreams Project Facility and remains subject to the execution of definitive documentation, negotiation of material terms and conditions and syndication, due diligence, receipt of requisite Macau government approvals (principally for the land concession for the City of Dreams site and the granting of security to the lenders), receipt of certain credit ratings and several other material conditions precedent to closing and funding. See “Description of Our Indebtedness.” We currently estimate that we will be in a position to borrow under the City of Dreams Project Facility in the second quarter of 2007. However, there can be no assurance that the definitive terms and conditions of the facility will not differ materially from those currently contemplated or that all the conditions to close and fund will be met by that time or at all. If we were unable to finalize and borrow under the City of Dreams Project Facility, we may have to:

•	seek waivers from our lenders,

•	find a new group of lenders and negotiate new financing terms, or

•	consider other financing alternatives.

If required, it is possible that new financing would not be available or would have to be procured on substantially less attractive terms, which could damage the economic viability of the City of Dreams project. The need to arrange such alternative financing would likely also delay the construction of the City of Dreams, which would affect our cash flows, results of operations and financial condition.

We may require more debt or equity financing, which could require us to incur substantial additional indebtedness or sell additional ADSs or other equity securities. Our ability to obtain additional financing may be limited, which could delay or prevent the opening of one or more of our projects.

We may require more debt and equity funding to complete our projects, fund initial operating activities and debt service payments and fund anticipated expansion of the Mocha Clubs operations, depending on whether our projects are completed within budget, the timing of completion and commencement of revenue generating operations at our projects, any further investments and/or acquisitions we may make, and the amount of cash flow from our operations. If delays and cost overruns were significant, the additional funding we would require could be substantial. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to our shareholders.

Our ability to obtain required capital on acceptable terms is subject to a variety of uncertainties, including:

•	limitations on our ability to incur additional debt, including as a result of prospective lenders’ evaluations of our creditworthiness and pursuant to restrictions on incurrence of debt in our existing and anticipated credit facilities, which currently prohibits MPBL Gaming and will prohibit Great Wonders and Melco Hotels from incurring additional indebtedness with only limited exceptions;

•	investors’ and lenders’ perception of, and demand for, debt and equity securities of gaming, leisure and hospitality companies, as well as the offerings of competing financing and investment opportunities in Macau by our competitors;

•	whether it is necessary to provide credit support or other assurances from Melco and PBL on terms and conditions and in amounts that are commercially acceptable to them;

•	MPBL Gaming’s ability to obtain consent from the Macau government as required under our subconcession contract;

•	conditions of the U.S., Macau, Hong Kong, and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	requirements for approval for certain transactions from Macau, Hong Kong or Australian authorities, the Hong Kong Stock Exchange and/or shareholders of Melco and/or PBL;

•	Macau governmental regulation of gaming in Macau; and

•	economic, political and other conditions in Macau, China and the Asian region.

Without necessary capital, we may not be able to:

•	complete the development of our existing projects, acquire and develop new projects or open new Mocha Clubs;

•	acquire necessary rights, assets or businesses;

•	expand our operations in Macau;

•	hire, train and retain employees;

•	market our programs, services and products; or

•	respond to competitive pressures or unanticipated funding requirements.

We cannot assure you that necessary financing will be available in amounts or on terms acceptable to us, or at all. If we fail to raise additional funds in such amounts and at such times as we may need, we may be forced to reduce our expenditures and growth to a level that can be supported by our cash flow and delay the development of our projects or expansion of the Mocha Club operations, which may result in our inability to meet drawing conditions under our loan facilities or default and exercise of remedies by the lenders under our loan facilities, whose loans we expect to be secured by liens on substantially all the shares and assets of our subsidiaries. In that event, we would be unable to complete our projects under construction and could suffer a partial or complete loss of our investments in our projects.

Even if our development projects are completed as planned and new Mocha Clubs are opened, they may not be financially successful, which would limit our cash flow and would adversely affect our operations and our ability to repay our debt.

Even if our development projects are completed as planned and new Mocha Clubs are opened, they still may not be financially successful ventures or generate the cash flows that we anticipate. We may not attract the level of patronage that we are seeking. If any of our projects does not attract sufficient business, this will limit our cash flow and would adversely affect our operations and our ability to service payments under our loan facilities.

Risks Relating to the Completion and Operation of Our Projects

The total contract price under our construction contract for the Crown Macau project has already been increased and may increase further due to costs for changes and variations that we are required to bear under the contract.

Our construction contract with Paul Y. Construction for the Crown Macau project provides that the total contract price may be increased and the deadline for the contractor’s obligation to complete construction may be further adjusted under certain circumstances, including variations from the assumptions on which the total contract price is based and change orders issued by us. For example, as a result of changes and improvements in the designs for the Crown Macau, our construction costs have increased and we have negotiated the amendment of the total contract price from the original HK$1,448.0 million (US$185.6 million) to approximately HK$2.1 billion (US$269.1 million). Additional variations from the premises and assumptions on which the total contract price were based and further change orders dictated by us could cause us to be responsible for costs in excess of the total contract price in certain circumstances. Factors that could cause the contract price to be further increased include expansion of the floor area of the casino and improvements and upgrades on the standards of the work and quality of materials used in the project facilities. Any additional significant increase in the total contract price under our construction contract for the Crown Macau project beyond which we currently anticipate may have a material adverse effect on our financial condition, results of operations and cash flows. Furthermore, construction contracts for the City of Dreams and Macau Peninsula projects will be subject to similar provisions that could result in our having to bear increases in contract prices, which could be material.

The liquidated damages provision in our construction contract for the Crown Macau project is unlikely to be sufficient to protect us against exposure to actual damages we may suffer for delay in completion of the project. The financial resources of our contractor and its parent company may be insufficient to fund liquidated damages for which they are responsible under the construction contract and the parent’s guarantee.

Under the construction contract with Paul Y. Construction for the Crown Macau project, the scheduled date of practical completion for the Crown Macau project is on or before April 2007. Subject to permitted extensions, if all work required by the construction contract is not practically completed by the deadline, the contract provides for liquidated damages in the amount of HK$250,000 (approximately US$32,051) per day for the mass market casino floors and certain parts of the hotel and HK$100,000 (approximately US$12,820) per day for the VIP casino floors and the remaining parts of the hotel, to be imposed until the completion date certificate is signed by Great Wonders, our subsidiary that will operate the hotel part of the Crown Macau. Permitted extensions include requests for variations from the contract by us, the occurrence of a force majeure event, and any delay, impediment or prevention of Paul Y. Construction’s work by us. We cannot assure you that construction will be completed on schedule. If completion of construction were delayed beyond the grace period, our actual damages, including lost revenues, would likely exceed the amount of liquidated damages. We do not maintain delayed commercial operation insurance for the Crown Macau operations.

If Paul Y. Construction defaults under the construction contract, we may be unable to complete the Crown Macau project on schedule or within the amount budgeted, or at all. Failure to complete construction on schedule could have a significant negative impact on our results of operations and financial condition and our ability to satisfy our obligations under the Great Wonders Project Facility and the City of Dreams Project Facility.

Paul Y. Engineering Group Limited (formerly known as Skynet (International Group) Holdings Limited), or PYE, the parent company of Paul Y. Construction, has agreed to provide a contractor’s guarantee of Paul Y. Construction’s performance under the Crown Macau construction contract until final payment. We cannot assure you that Paul Y. Construction and PYE will have sufficient financial resources to fund their obligations or liquidated damages for which they may be responsible under the construction contract and guarantee. Furthermore, neither Paul Y. Construction nor PYE is contractually obligated to maintain financial resources to cover its potential obligations under the construction contract and guarantee. If Paul Y. Construction and PYE do not have the resources to meet their obligations and we are unable to obtain remedies under the construction contract or the guarantee in a timely manner to cover cost overruns as a result of their default, we may be forced to pay these excess costs in order to complete construction of the Crown Macau.

Our insurance coverage may not be adequate to cover all losses that we may suffer at our projects. In addition, our insurance costs may increase and we may not be able to obtain the same insurance coverage in the future.

If we incur loss or damage for which we are held liable for amounts exceeding the limits of our insurance coverage, or for claims outside the scope of our insurance coverage, our business and results of operations could be materially and adversely affected. For example, certain casualty events, such as labor strikes, nuclear events, acts of war, loss of income due to cancellation of conventions or room reservations arising from fear of terrorism, deterioration or corrosion, insect or animal damage and pollution may not be covered under our policies. As a result, certain acts and events could expose us to significant uninsured losses. In addition to the damages caused directly by a casualty loss such as fire, natural disasters, acts of war or terrorism, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. While we intend to carry business interruption insurance and general liability insurance, such insurance may not be available on commercially reasonable terms or at all, and, in any event, may not be adequate to cover all losses that may result from such events.

For the construction of the Crown Macau, we and Paul Y. Construction have obtained insurance policies providing coverage for construction risks that we believe are typically insured in the construction of gaming and hospitality projects in Macau and Hong Kong. However, this insurance coverage excludes certain types of loss and damage, such as loss or damage from acts of terrorism or liability for death or illness caused by contagious or infectious diseases. If loss or damage of those types were to occur, we could suffer significant uninsured losses. For the construction of the City of Dreams, we intend to secure a construction insurance policy and employees’ compensation insurance policy similar to those we have secured for the Crown Macau. The cost of coverage, however, may in the future become so high that we may be unable to obtain the insurance policies we deem necessary for the construction and operation of our projects on commercially practicable terms, or at all, or we may need to reduce our policy limits or agree to certain exclusions from our coverage. We cannot assure you that any such insurance policies we may obtain will be adequate to protect us from material losses.

Construction at our projects is subject to hazards that may cause personal injury or loss of life, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance.

The construction of large scale properties such as our development projects can be dangerous. Construction workers at our projects are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractor and us to liabilities, possible losses, delays in completion of the projects and negative publicity. For example, recently a construction worker died after falling from a high floor of the Crown Macau during construction. As a result, we stopped construction on the Crown Macau site for several days to allow for safety inspections and investigations. Furthermore, a floor of the Crown Macau collapsed while under construction, causing injuries to construction workers. We believe that we and our contractor take safety precautions that are consistent with industry practice, but these safety precautions may not be adequate to prevent serious personal injuries or further loss of life, damage to property or delays. If further accidents occur during the construction of our projects, we may be subject to delays, including delays imposed by regulators, liabilities and possible losses, which may not be covered by insurance, and our business, prospects and reputation may be materially and adversely affected.

We may encounter all of the risks associated with the development and construction of the Crown Macau project in the development and construction of the City of Dreams and Macau Peninsula projects.

We will be exposed to similar risks as we have encountered or identified in the development of the Crown Macau in the development and construction of the City of Dreams, which will be substantially larger and more complex and is at an earlier stage of design and development, and the Macau Peninsula project. We have not yet entered into definitive contracts for the construction and development of the City of Dreams and Macau Peninsula projects. We cannot assure you that we will be able to enter into definitive contracts with contractors with sufficient skill, financial strength and experience on commercially reasonable terms or at all. We may not be able to obtain guaranteed maximum price or fixed contract price terms on the construction contracts for the City of Dreams project, which could cause us to bear greater risks of cost overruns and construction delays. If we are unable to enter into satisfactory construction contracts for the City of Dreams project or are unable to closely control the construction costs and timetable for the City of Dreams project, our business, financial condition and prospects may be materially and adversely affected.

We are developing the City of Dreams on land for which we have not yet been granted a formal concession by the Macau government on terms acceptable to us. If we do not obtain a land concession on terms acceptable to us, we could forfeit all or a part of our investment in the site and the design and construction of the City of Dreams and would not be able to open and operate that facility as planned.

Land concessions in Macau are issued by the Macau government and generally have a term of 25 years, which is renewable for further consecutive periods of up to 10 years each until December 19, 2049 in accordance with the Macau law. The specific terms are determined in the relevant land concession contracts, and there are common formulas generally used to determine the cost of these land concessions. On May 10, 2005, we accepted in principle the Macau government’s offer of a land concession to Melco Hotels consisting of approximately 113,325 square meters (28 acres) of land on the Cotai Strip for the site of the City of Dreams. However, we do not currently have a definitive timetable for finalizing our negotiations with the Macau government and cannot assure you that we will be able to finalize our negotiations with the Macau government and obtain this land concession on terms that are acceptable to us or at all. If we do not obtain a land concession for the City of Dreams site, we may not be able to meet conditions to draw loans under the City of Dreams Project Facility and may not be able to complete and operate the City of Dreams and we could lose all or a substantial part of our investment in the City of Dreams. If the land concession when granted contains terms unacceptable to us and we are unable to seek amendments to the land concession granted, we may not be able to complete and operate the City of Dreams as planned and we could lose all or a substantial part of our investments in the City of Dreams. As of September 30, 2006, we had paid approximately US$166 million of the project costs for the City of Dreams project, primarily for the land costs, construction costs, design and consultation fees.

Simultaneous planning, design, construction and development of our three major projects may stretch our management time and resources, which could lead to delays, increased costs and other inefficiencies in the development of one or more of our projects.

Until the opening of the Crown Macau, which is currently scheduled for the second quarter of 2007, we expect the construction of the Crown Macau and the planning, design and construction of the City of Dreams and Macau Peninsula projects will be proceeding simultaneously. Since there is a significant overlap of the planning, design, development and construction periods of these projects involving the need for intensive work on each of the projects, members of our senior management will be involved in planning and developing all of our projects at the same time. Completing work on the Crown Macau simultaneously with the planning, design, development and construction of the City of Dreams and Macau Peninsula projects could divert management resources from the construction and opening of any one project. Our management may be unable to devote sufficient time and attention to all of our projects, and that may delay the construction or opening of one or more of our projects, cause construction cost overruns or cause the performance of any opened property to be lower than expected, which could have a material adverse effect on our business, financial condition and results of operations.

We will need to recruit a substantial number of new employees before each of our projects can open and competition may limit our ability to attract qualified management and personnel.

As we approach the completion of construction of the Crown Macau, we will require extensive operational management and staff in order to commence operations and operate successfully. Accordingly, we plan to undertake a major recruiting program before the Crown Macau opens and expect to do so again before each of the City of Dreams and Macau Peninsula projects opens. We expect to require a total of more than 10,000 new employees at the Crown Macau, City of Dreams and Macau Peninsula projects when they have all been completed and commence operations. The pool of experienced gaming and other personnel in Macau is limited. Many of our new personnel will occupy sensitive positions requiring qualifications sufficient to meet gaming regulatory and other requirements or will be required to possess other skills for which substantial training and experience may be needed. Moreover, competition to recruit and retain qualified gaming and other personnel is likely to intensify significantly as competition in the Macau casino hotel market increases. In addition, we are not currently allowed under Macau government policy to hire non-Macau resident dealers and croupiers. In particular, several other major casino hotels are expected to open in Macau at or around the same times as our developments. We cannot assure you that we will be able to attract and retain a sufficient number of qualified individuals to operate our projects or that costs to recruit and retain such personnel will not increase. The loss of the services of any of our senior managers or the inability to attract and retain qualified employees and senior management personnel could have a material adverse effect on our business.

Our contractors may face difficulties in finding sufficient labor at acceptable cost, which could cause delays and increase construction costs of our projects.

The contractors we retain to construct our projects may also face difficulties and competition in finding qualified construction laborers and managers as more projects commence construction in Macau and as substantial construction activity continues in China. Immigration and labor regulations in Macau may cause our contractors to be unable to obtain sufficient laborers from China to make up any gaps in available labor in Macau and to help reduce costs of construction, which could cause delays and increase construction costs of our projects.

Our business depends substantially on the continuing efforts of our senior management, and our business may be severely disrupted if we lose their services or their other responsibilities cause them to be unable to devote sufficient time and attention to our company.

We will place substantial reliance on the gaming, project development and hospitality industry experience and knowledge of the Macau market possessed by members of our senior management team, including our Co-Chairman and Chief Executive Officer, Mr. Lawrence Ho. The loss of the services of one or more of these members of our senior management team could hinder our ability to effectively manage our business and implement our growth and development strategies. Finding suitable replacements for Mr. Lawrence Ho or other members of our senior management could be difficult, and competition for personnel of similar experience could be intense in Macau. We do not currently carry key person insurance on any members of our senior management team.

Because we will depend upon a limited number of properties for all of our cash flow, we will be subject to greater risks than a gaming company with more operating properties.

We will be entirely dependent upon the Crown Macau, City of Dreams and Macau Peninsula projects and the Mocha Clubs for our cash flow. Given that our operations will be conducted only based on a small number of principal properties, we will be subject to greater risks than a gaming company with more operating properties due to our limited diversification of our businesses and sources of revenue.

Risks Relating to Our Operations in the Gaming Industry in Macau

Because our operations will face intense competition in Macau and elsewhere in Asia, we may not be able to compete successfully and we may lose or be unable to gain market share.

Our competitors in Macau and elsewhere in Asia will include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are significantly larger than us and have significantly larger capital and other resources to support their developments and operations in Macau.

The hotel, resort and casino businesses are highly competitive in Macau and we expect to encounter intense and increasing competition as other developers and operators complete and open new projects in coming years. Our Macau operations currently compete with approximately 23 other existing casinos of varying sizes located in Macau. In addition, we expect competition to increase in the near future from local and foreign casino operators who are developing numerous hotel and casino projects in Macau.

SJM is one of the three concessionaires in Macau and operates 16 casinos. SJM is controlled by Dr. Stanley Ho, who through SJM and, its parent entity STDM, controlled the monopoly concession on gaming operations in Macau from 1962 to 2002. In addition, Dr. Stanley Ho is the father of Mr. Lawrence Ho, our Co-Chairman and Chief Executive Officer. Dr. Stanley Ho was a director and the Chairman of Melco until he resigned from those positions in March 2006. Dr. Stanley Ho remains a shareholder of Melco, and we believe that, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, he was deemed to beneficially own approximately 6.37% of Melco’s outstanding ordinary shares as of November 30, 2006.

SJM is constructing the Grand Lisboa, a resort next to the Hotel Lisboa, one of our main competitors in Macau gaming, and has also announced the construction of Oceanus, a new casino complex near the Macau Ferry Terminal. Las Vegas Sands opened the Sands Macao in May 2004 and is currently building the Venetian Macao Resort, an all-suites hotel, casino and convention center complex, with a Venetian-style theme similar to that of their Las Vegas property. Galaxy Casino S.A., or Galaxy, operates five casinos and is building the Galaxy Cotai Mega Resort. Wynn Macau opened the Wynn Macau casino hotel project in September 2006 and has announced plans to build up to three resorts in the Cotai Strip but has not yet publicly provided details of these proposed projects. The joint venture between MGM-Mirage and Pansy Ho, Dr. Stanley Ho’s daughter and the sister of Mr. Lawrence Ho, is building the MGM Grand Macau, a resort on the Macau peninsula adjacent to the Wynn Macau which is scheduled to open in late 2007. Other casinos are expected to be opened by other hotel and entertainment development companies in conjunction with concessionaires who will operate the casino operations.

We will also compete to some extent with casinos located elsewhere in other countries, such as Malaysia, South Korea the Philippines and Cambodia, as well as in Australia, New Zealand and elsewhere in the world, including Las Vegas. In addition, certain countries, such as Singapore, have now legalized casino gaming and others may in the future legalize casino gaming, including Japan, Taiwan and Thailand. Singapore recently awarded one casino license to Las Vegas Sands and a second casino license to Genting International Bhd. We also expect competition from cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Southeast Asia could significantly and adversely affect our financial condition, results of operations or cash flows.

Our regional competitors will also include PBL’s Crown Casino Melbourne and Burswood Casino in Australia and other casino resorts that Melco and PBL may develop elsewhere in Asia outside Macau. Melco and PBL may develop different interests and strategies for projects in Asia under their joint venture which conflict with the interests of our business in Macau or otherwise compete with us for Asian gaming and leisure customers.

Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or regulations could be difficult to comply with or significantly increase our costs, which could cause our projects to be unsuccessful.

Gaming is a highly regulated industry in Macau. Current laws, such as licensing requirements, tax rates and other regulatory obligations, including for anti-money laundering, could change or become more stringent resulting in additional regulations being imposed upon the gaming operations in the Crown Macau and City of Dreams casinos and Macau Peninsula site and the Mocha Clubs or a further liberalization of competition being introduced in the gaming industry. Any such adverse developments in the regulation of the gaming industry could be difficult to comply with and significantly increase our costs, which could cause our projects to be unsuccessful.

Current Macau laws and regulations concerning gaming and gaming concessions and matters such as prevention of money laundering are, for the most part, fairly recent and there is little precedent on the interpretation of these laws and regulations. We believe that our organizational structure and operations are currently in compliance in all material respects with all applicable laws and regulations of Macau, but we are still in the process of building our internal staff, systems and procedures for the operation of our gaming businesses in compliance with gaming regulatory requirements and standards in Macau. These laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue new or modified regulations, that differ from our interpretation, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Our activities in Macau are subject to administrative review and approval by various agencies of the Macau government. For example, our activities are subject to the administrative review and approval by the Health Department, Labour Bureau, Public Works Bureau, Fire Department, Finance Department and Macau Government Tourism Office. We cannot assure you that we will be able to obtain all necessary approvals that may materially affect our business and operations. Macau law permits redress to the courts with respect to administrative actions. However, such redress is largely untested in relation to gaming regulatory issues.

In addition, we may conduct our gaming operations in Macau by implementing certain of the policies and procedures followed by PBL in compliance with Australian gaming regulations, modified where necessary to meet Macau’s local requirements and standards. Those Australian requirements may be more restrictive than those in Macau. This may negatively affect our flexibility and our ability to engage in some activities that would otherwise be permissible in Macau and increase the expenses we incur in connection with regulatory compliance.

Under MPBL Gaming’s subconcession, the Macau government may terminate its subconcession under certain circumstances without compensation to it, which would prevent it from operating casino gaming facilities in Macau and could result in defaults under our indebtedness and a partial or complete loss of our investments in our projects.

Under MPBL Gaming’s gaming subconcession, the Macau government has the right, after notifying Wynn Macau, to unilaterally terminate the subconcession in the event of non-compliance by MPBL Gaming with its basic obligations under the subconcession and applicable Macau laws. If such a termination were to occur, MPBL Gaming would be unable to operate casino gaming in Macau. We would also be unable to recover the US$900 million consideration paid to Wynn Macau for the issue of the subconcession.

The following termination events are included in the subconcession contract:

•	the operation of gaming without permission or operation of business which does not fall within the business scope of the subconcession;

•	abandonment of approved business or suspension of operations of our gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year;

•	transfer of all or part of MPBL Gaming’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in the Macau SAR and without Macau government approval;

•	failure to pay taxes, premiums, levies or other amounts payable to the Macau government;

•	failure to resume operations following the temporary assumption of operations by the Macau government;

•	repeated opposition to the supervision and inspection by the Macau government and failure to comply with decisions and recommendations of the Macau government, especially those of the DICJ, applicable to us;

•	refusal or failure to provide or supplement the guarantee deposit or the guarantees specified in the subconcession within the prescribed period;

•	bankruptcy or insolvency of MPBL Gaming;

•	fraudulent activity harming the public interest;

•	serious and repeated violation of the applicable rules for carrying out casino games of chance or games of other forms or damage to the fairness of casino games of chance or games of other forms;

•	systematic non-compliance with the Macau Gaming Law’s basic obligations;

•	the grant to any other person of any managing power over the gaming business of MPBL Gaming or the grant of a subconcession or the entering into any agreement to the same effect; or

•	failure by a controlling shareholder in MPBL Gaming to dispose of its interest in MPBL Gaming, within ninety days, following notice from the gaming authorities of another jurisdiction in which such controlling shareholder is licensed to operate casino games of chance to the effect that such controlling shareholder can no longer own shares in MPBL Gaming.

These events could lead to the termination of MPBL Gaming’s subconcession without compensation to it. If MPBL Gaming were to enter into a service agreement with New Cotai Entertainment, LLC, or other parties, pursuant to which MPBL Gaming would operate the casino premises in their hotel casino resorts, and New Cotai Entertainment or these other parties were to be found unsuitable or were to undertake actions that are inconsistent with MPBL Gaming’s subconcession terms and requirements, we could suffer penalties, including the termination of the subconcession. Upon expiry or any termination of MPBL Gaming’s subconcession, the portion of casino premises within our developments to be designated with the approval of the Macau government, including all gaming equipment, would revert to the Macau government automatically without compensation to us. In many of these instances, the subconcession contract does not provide a specific cure period within which any such events may be cured and, instead, we would rely on consultations and negotiations with the Macau government to remedy any such violation.

The subconcession contract contains various general covenants, obligations and other provisions as to which the determination of compliance is subjective. For example, compliance with general and special duties of cooperation, special duties of information, and with obligations foreseen for the execution of our investment plan may be subjective. We cannot assure you that we will perform such covenants in a way that satisfies the requirements of the Macau government and, accordingly, we will be dependent on our continuing communications and good faith negotiations with the Macau government to ensure that we are performing our obligations under the subconcession in a manner that would avoid any violations.

Under the subconcession contract, we are required to make a minimum investment in Macau of MOP 4.0 billion (US$497.9 million) by December 2010. We expect to satisfy this requirement through our development of the Crown Macau and the City of Dreams. However, if we were unable to meet the required deadline for completing this minimum investment due, for example, to delay in construction or inability to finance the completion of the City of Dreams project, we may lose the right to continue operating our properties developed under the subconcession or suffer the termination of the subconcession by the Macau government.

Under MPBL Gaming’s subconcession, the Macau government is allowed to request various changes in the plans and specifications of our Macau properties and to make various other decisions and determinations that may be binding on us. For example, the Chief Executive of the Macau SAR has the right to require that we increase MPBL Gaming’s share capital or that we provide certain deposits or other guarantees of performance with respect to the obligations of our Macau subsidiaries in any amount determined by the Macau government to be necessary. MPBL Gaming is limited in its ability to raise additional capital by the need to first obtain the approval of the Macau gaming and governmental authorities before raising certain debt or equity. MPBL Gaming’s ability to incur debt or raise equity may also be restricted by our loan facilities. As a result, we cannot assure you that we will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by the subconcession.

Furthermore, pursuant to the subconcession contract, we are obligated to comply not only with the terms of that agreement, but also with laws, regulations, rulings and orders that the Macau government might promulgate in the future. We cannot assure you that we will be able to comply with any such laws, regulations, rulings or orders or that any such laws, regulations, rulings or orders would not adversely affect our ability to construct or operate our Macau properties. If any disagreement arises between us and the Macau government regarding the interpretation of, or our compliance with, a provision of the subconcession contract, we will be relying on the consultation and negotiation process with the applicable Macau governmental agency described above. During any such consultation, however, we will be obligated to comply with the terms of the subconcession contract as interpreted by the Macau government.

MPBL Gaming’s failure to comply with the terms of its subconcession in a manner satisfactory to the Macau government could result in the termination of its subconcession. We cannot assure you that MPBL Gaming would always be able to operate gaming activities in a manner satisfactory to the Macau government. The loss of its subconcession would prohibit MPBL Gaming from conducting gaming operations in Macau which would have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness and a partial or complete loss of our investments in our projects.

Currently, there is no precedent on how the Macau government will treat the termination of a concession or subconcession upon the occurrence of any of the circumstances mentioned above. Some of the laws and regulations summarized above have not yet been applied by the Macau government. Therefore, the scope and enforcement of the provisions of Macau’s gaming regulatory system cannot be fully assessed at this time.

The Macau government could grant additional rights to conduct gaming in the future, which could significantly increase the already intense competition in Macau and cause us to lose or be unable to gain market share.

MPBL Gaming is one of six companies authorized by the Macau government to operate gaming activities in Macau. Although the Macau government has agreed under the existing concession agreements that it will not grant any additional concessions before April 2009 and has publicly stated that only one subconcession may be issued under each concession, we cannot assure you that the Macau government will not change its policies to issue additional concessions or subconcessions at any time in the future. If the Macau government were to allow additional competitors to operate in Macau through the grant of additional concessions or subconcessions, we would face additional competition, which could significantly increase the already intense competition in Macau and cause us to lose or be unable to gain market share.

MPBL Gaming’s subconcession contract expires in 2022 and if it was unable to secure an extension of its subconcession in 2022 or if the Macau government were to exercise its redemption right in 2017, it would be unable to operate casino gaming in Macau.

MPBL Gaming’s subconcession contract expires in 2022. Based on information from the Macau government, proposed amendments to the relevant legislation are being considered. We expect that after such amendments take effect, on the expiration date of MPBL Gaming’s subconcession, unless MPBL Gaming’s subconcession were extended, the portion of casino premises within our developments to be designated with the approval of the Macau government, including all gaming equipment, would automatically revert to the Macau government without compensation to us. Under the subconcession contract, beginning in 2017, the Macau government has the right to redeem the subconcession contract by providing us at least one year’s prior notice. In the event the Macau government exercises this redemption right, we would be entitled to fair compensation or indemnity. The amount of such compensation or indemnity would be determined based on the gross revenue generated by the City of Dreams during the tax year immediately prior to the redemption, multiplied by the remaining term of the subconcession. We would not receive any further compensation (including for consideration paid to Wynn Macau for the subconcession). We cannot assure you that MPBL Gaming would be able to renew or extend its subconcession contract on terms favorable to us or at all. We also cannot assure you that if MPBL Gaming’s subconcession were redeemed, the compensation paid would be adequate to compensate us for the loss of future revenues.

We expect that MPBL Gaming will not initially be required to pay corporate income taxes on income from gaming operations under the subconcession. We expect that this tax exemption will expire at the end of five years and it may not be extended.

The Macau government has granted or has agreed to grant the benefit of a corporate tax holiday on gaming income in Macau to the existing concessionaires and subconcessionaires for a period of five years starting from the date their gaming operations began in Macau. We expect to have the same benefit of a corporate tax holiday in Macau, effective from the date we begin generating gaming revenues under the subconcession, which would exempt us from paying corporate income tax on income generated from gaming activities excluding profits from our non-gaming businesses, through the end of the five-year period. We cannot assure you that this tax exemption will be granted by the Macau government or extended beyond the expiration date.

We will extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.

We will conduct our table gaming activities at our casinos to a limited degree on a credit basis. This credit is likely to be unsecured. High-end patrons typically will be extended more credit than patrons who tend to wager lower amounts.

We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau. As most of our gaming customers are expected to be visitors from other jurisdictions, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts. We may encounter forums that will refuse to enforce such debts, or we may be unable to locate assets in other jurisdictions against which to seek recovery of gaming debts. The collectibility of receivables from international customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. We may also in given cases have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. If we accrue large receivables from the credit extended to our customers, we could suffer a material adverse impact on our operating results if those receivables are deemed uncollectible. In addition, in the event a patron has been extended credit and has lost back to us the amount borrowed and the receivable from that patron is deemed uncollectible, Macau gaming tax will still be payable on the resulting gaming revenue notwithstanding our uncollectible receivable.

We will depend upon gaming junket operators for a portion of our gaming revenue and if we are unable to establish successful relationships with junket operators, our ability to attract high-end patrons may be adversely affected. If we are unable to ensure high standards of probity and integrity in the junket operators with whom we are associated, our reputation may suffer or we may be subject to sanctions, including the loss of MPBL Gaming’s subconcession.

Junket operators, who organize tours, or junkets, for high-end patrons to casinos in Macau, will be responsible for a portion of our gaming revenues in Macau. With the rise in gaming in Macau, the competition for relationships with junket operators has increased. While we do not have any existing relationships with junket operators, PBL has sales and marketing staff in Thailand, Hong Kong, China, Taiwan, Malaysia, Indonesia, Singapore and Macau devoted to attracting junket business to PBL’s existing casinos, Crown Casino Melbourne and Burswood Casino. There can be no assurance that we will be able to utilize PBL’s relationships with regional junket operators or develop other relationships with junket operators. If we are unable to utilize and develop relationships with junket operators, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop relationships with high-end patrons, which may not be as profitable as relationships developed through junket operators.

In addition, the reputations of the junket operators we deal with will be important to our own reputation and MPBL Gaming’s ability to continue to operate in compliance with its subconcession. While we will endeavor to ensure high standards of probity and integrity in the junket operators with whom we are associated, we cannot assure you that the junket operators with whom we are associated will always maintain the high standards that we plan to require. If we were to deal with a junket operator whose probity was in doubt, this may be considered by regulators or investors to reflect negatively on our own probity. If a junket operator falls below our standards, we and our shareholders may suffer harm to our or their reputation, as well as worsened relationships with, and possibly sanctions from, gaming regulators with authority over our operations.

We cannot assure you that anti-money laundering policies that we intend to implement and compliance with applicable anti-money laundering laws will be effective to prevent our casino operations from being exploited for money laundering purposes.

Macau’s free port, offshore financial services and free movements of capital create an environment whereby Macau’s casinos could be exploited for money laundering purposes. We intend to implement antimoney laundering policies in compliance with all applicable antimoney laundering laws and regulations in Macau based in part on those adopted by PBL for its casinos in Australia. However, we cannot assure you that any such policies will be effective to prevent our casino operations from being exploited for money laundering purposes. Any incidents of money laundering, accusations of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our junket operators or our customers could have a material adverse impact on our reputation, business, cash flows, financial condition, prospects and results of operations. See “Gaming Regulation—AntiMoney Laundering Policy.”

If Macau’s transportation infrastructure does not adequately support the development of Macau’s gaming industry, visitation to Macau may not increase as currently expected, which may cause our projects to be unsuccessful.

Macau consists of a peninsula and two islands and is connected to China by two border crossings. Macau has an international airport and connections to China and Hong Kong by road, ferry and helicopter. To support Macau’s planned transformation into a mass-market gaming destination, the frequency of bus, plane and ferry services to Macau must increase significantly. In addition, Macau’s internal road system is prone to congestion and must be substantially improved to support projected increases in traffic. While various projects are under development to improve Macau’s internal and external transportation links, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation, or at all, which could impede the expected increase in visitation to Macau and cause our projects to be unsuccessful.

Risks Relating to Our Indebtedness

Our substantial indebtedness could impair our financial condition and we and our subsidiaries expect to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

We will be highly leveraged and will have substantial debt service obligations. We expect, based on current budgets and estimates, to incur the following secured long term indebtedness:

•	approximately HK$1.28 billion (US$164.1 million) under the Great Wonders Project Facility for construction of the Crown Macau;

•	approximately US$1.6 billion under the City of Dreams Project Facility for construction of the City of Dreams; and

•	debt financing for a significant portion of the HK$1.5 billion (US$192.3 million) acquisition cost of the Macau Peninsula site, as well as a significant portion of the other costs of developing that project, which are as yet undetermined.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, acquisitions or general corporate purposes;

•	require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available to us for our operations;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	subject us to higher interest expense in the event of increases in interest rates to the extent a portion of our debt will bear interest at variable rates;

•	cause us to incur additional expenses by hedging interest rate exposures of our debt and exposure to hedging counterparties’ failure to pay under such hedging arrangements, which would reduce the funds available for us for our operations; and

•	in the event we or one of our subsidiaries were to default, result in the loss of all or a substantial portion of our and our subsidiaries’ assets, over which our lenders have taken or will take security.

We currently do not generate sufficient cash flow to service our indebtedness and we may not be able to generate sufficient cash flow to meet our debt service obligations because our ability to generate cash depends on many factors beyond our control.

Our ability to make scheduled payments due on our current and anticipated debt obligations and to fund planned capital expenditures and development efforts will depend on our ability to generate cash in the future. Our current operations are insufficient to support the debt service on our current and anticipated debt. We will require timely completion and generation of operating cash flow from our projects to service our indebtedness. Our ability to obtain cash to service our debt is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

The terms of our and our subsidiaries’ indebtedness may restrict our current and future operations and harm our ability to complete our projects and grow our business operations to compete successfully against our competitors.

The Great Wonders Project Facility and associated facility and security documents that Great Wonders has entered into also contain a number of restrictive covenants that impose significant operating and financial restrictions on Great Wonders and effectively on us. In addition, the terms and conditions described in the commitment letter for the City of Dreams Project Facility will also impose significant operating and financial restrictions on MPBL Gaming, Melco Hotels and effectively on us. The covenants in the Great Wonders Project Facility and City of Dreams Project Facility restrict, among other things, our or our subsidiaries’ ability to:

•	incur additional debt, including guarantees;

•	create security or liens;

•	dispose of assets;

•	make certain acquisitions and investments;

•	pay dividends and make other restricted payments or apply revenues earned in one part of our operations to fund development costs or operating losses in another part of our operations;

•	enter into sale and leaseback transactions;

•	engage in new businesses;

•	issue preferred stock; and

•	enter into transactions with shareholders and affiliates.

In addition, the restrictions under the Great Wonders Project Facility and the restrictions contemplated in the commitment letter for the City of Dreams Project Facility contain financial covenants, including requirements that we satisfy tests or ratios such as:

•	maximum capital expenditures test;

•	minimum interest and debt service coverage ratios; and

•	a maximum leverage ratio.

We expect to be in compliance with all of our restrictive covenants under our facilities applicable at the time of the offering.

Because we have not completed the negotiation of the definitive terms of our and our subsidiaries’ additional indebtedness, including the terms of our proposed City of Dreams Project Facility, we may have covenants in addition to the covenants set forth above or that may be more restrictive than those described above. These covenants may restrict our ability to operate and restrict our ability to incur additional debt or other financing we may require and impede our growth.

Our failure to comply with the covenants contained in our or our subsidiaries’ indebtedness, including failure as a result of events beyond our control, could result in an event of default that could materially and adversely affect our cash flow, operating results and our financial condition.

If there were an event of default under one of our debt facilities, the holders of the debt on which we defaulted could cause all amounts outstanding with respect to that debt to be due and payable immediately. In addition, any event of default or declaration of acceleration under one debt facility could result in an event of default under one or more of our other debt instruments, with the result that all of our debt would be in default and accelerated. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt facilities, either upon maturity or if accelerated upon an event of default, or that we would be able to refinance or restructure the payments on those debt facilities. Further, if we are unable to repay, refinance or restructure our indebtedness at our subsidiaries that own or operate our properties, the lenders under those debt facilities could proceed against the collateral securing that indebtedness, which will constitute substantially all the assets and shares of our subsidiaries. In that event, any proceeds received upon a realization of the collateral would be applied first to amounts due under those debt instruments. The value of the collateral may not be sufficient to repay all of our indebtedness, which could result in the loss of your investment as a shareholder.

Risks Relating to Our Business and to Operating in Macau

Conducting business in Macau has certain political and economic risks that may lead to significant volatility and have a material adverse effect on our results of operations.

All of our existing operations are in Macau. Accordingly, our business development plans, results of operations and financial condition may be materially adversely affected by significant political, social and economic developments in Macau and in China and by changes in government policies or changes in laws and regulations or the interpretations of these laws and regulations. In particular, our operating results may be adversely affected by:

•	changes in Macau’s and China’s political, economic and social conditions;

•	changes in policies of the government or changes in laws and regulations, or the interpretation of these laws and regulations;

•	changes in foreign exchange regulations;

•	measures that may be introduced to control inflation, such as interest rate increases; and

•	changes in the rate or method of taxation.

Our operations in Macau are also exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. Tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby adversely affecting our profitability after tax. Further, certain terms of our gaming subconcession may be subject to renegotiations with the Macau government in the future, including amounts we will be obligated to pay the Macau government in order to continue operations. MPBL Gaming’s obligations to make certain payments to the Macau government under the terms of its subconcession include a fixed annual premium per year and a variable premium depending on the number and type of gaming tables and gaming machines that we operate. The results of those renegotiations could have a material adverse effect on our results of operations and financial condition.

The Secretary for Transport and Public Works of Macau, Mr. Ao Man-Long, was recently arrested by Macau’s Commission against Corruption on charges involving bribery and irregular financial activities according to the Macau Government Official Statement. In accordance with a statement made by the Macau’s Commission against Corruption, those detained together with Mr. Ao are related to local companies to whom several major public works contracts were awarded. The investigation is ongoing. After the arrest, Mr. Ao was removed from his post as Secretary for Transport and Public Works of Macau, which gave him jurisdiction over all land grants and public works and infrastructure projects in Macau. The Chief Executive of Macau has personally assumed such role until the nomination of a new Secretary for Transport and Public Works. The Macau government has granted us a lease for a plot of land for the Crown Macau, and has offered to grant us a lease for the development rights for two adjacent land parcels on the Cotai Strip for the City of Dreams site. However, we are still awaiting the formal grant of an occupancy permit for the Crown Macau and we have yet to receive either a formal grant of a land concession or an occupancy permit for the City of Dreams site. We will apply for approval from the Macau government to increase the developable gross floor area of the City of Dreams site after the site is granted to us. In addition, the Macau Peninsula project is at an even earlier stage of development, and if we acquire the site we would need to obtain similar land concession modifications and development approvals from the Macau government. We cannot predict at this time whether Mr. Ao’s arrest and removal, and any further investigations or prosecutions, will adversely affect the functioning of the Macau Land, Public Works and Transports Bureau, any approvals or land concession grants that are pending before it, or for which applications may be made in the future (including with respect to our projects), or will give rise to additional scrutiny or review of any approvals or land concessions, including those for the Crown Macau and the City of Dreams, that were previously approved or granted through this Bureau and the Secretary for Transport and Public Works of Macau.

As we expect a significant number of patrons to come to our properties from China, general economic conditions and policies in China could have a significant impact on our financial prospects. Any slowdown in economic growth or reversal of China’s current policies of liberalizing restrictions on travel and currency movements could adversely impact the number of visitors from China to our properties in Macau as well as the amounts they are willing to spend in our casinos.

Because we will depend upon our properties in one market for all of our cash flow, we will be subject to greater risks than a gaming company that operates in more markets.

We will be entirely dependent upon the Crown Macau, City of Dreams and Macau Peninsula projects and Mocha Clubs for all of our cash flow. Given that our operations will be conducted only at properties in Macau and that any future developments will be in Macau, we will be subject to greater risks than a gaming company with more operating properties in more markets. These risks include:

•	dependence on the gaming and leisure market in Macau and limited diversification of our businesses and sources of revenue;

•	a decline in economic, competitive and political conditions in Macau or generally in Asia;

•	inaccessibility to Macau due to inclement weather, road construction or closure of primary access routes;

•	a decline in air or ferry passenger traffic to Macau due to higher ticket costs, fears concerning travel or otherwise;

•	changes in Macau governmental laws and regulations, or interpretations thereof, including gaming laws and regulations;

•	natural and other disasters, including typhoons, outbreaks of infectious diseases or terrorism, affecting Macau;

•	that the number of visitors to Macau does not increase at the rate that we have expected; and

•	a decrease in gaming activities at our properties.

Any of these conditions or events could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.

Our gaming operations could be adversely affected by restrictions on the export of the Renminbi and limitations of the Pataca exchange markets.

Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of mainland China, including to Macau. For example, Chinese traveling abroad for six months or less are only allowed to take the equivalent of up to US$5,000 out of China. Restrictions on the export of the Renminbi may impede the flow of gaming customers from China to Macau, inhibit the growth of gaming in Macau and negatively impact our operations.

Our revenues in Macau are denominated in H.K. dollars and Patacas, the legal currency of Macau. Although currently permitted, we cannot assure you that H.K. dollars and Patacas will continue to be freely exchangeable into U.S. dollars. Also, because the currency market for Patacas is relatively small and undeveloped, our ability to convert large amounts of Patacas into U.S. dollars over a relatively short period of time may be limited. As a result, we may experience difficulty in converting Patacas into U.S. dollars.

Terrorism and the uncertainty of war, economic downturns and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and harm our operating results.

The strength and profitability of our business will depend on consumer demand for casino resorts and leisure travel in general. Changes in consumer preferences or discretionary consumer spending could harm our business. Terrorist acts, developments in the conflict in Iraq and other events could have a negative impact on international travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which the recent or future terrorist acts may affect us, directly or indirectly, in the future. In addition to fears of war and future acts of terrorism, other factors affecting discretionary consumer spending, including general economic conditions, amounts of disposable consumer income, fears of recession and lack of consumer confidence in the economy, may negatively impact our business. Consumer demand for hotel casino resorts and the type of luxury amenities we plan to offer are highly sensitive to downturns in the economy. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel could significantly harm our operations.

An outbreak of the highly pathogenic avian influenza caused by the H5N1 virus (“avian flu” or bird flu”), Severe Acute Respiratory Syndrome (“SARS”) or other contagious disease may have an adverse effect on the economies of certain Asian countries and may adversely affect our results of operations.

During 2004, large parts of Asia experienced unprecedented outbreaks of avian flu which, according to a report of the World Health Organization (“WHO”) in 2004, placed the world at risk of an influenza pandemic with high mortality and social and economic disruption. As of November 29, 2006, the WHO has confirmed a total of 154 fatalities in a total number of 258 cases reported to the WHO, which only reports laboratory confirmed cases of avian flu. In particular, Guangdong Province, PRC, which is located across the Zhuhai Bridge from Macau, has confirmed several cases of avian flu. Currently, no fully effective avian flu vaccines have been developed and there is evidence that the H5N1 virus is evolving so there can be no assurance that an effective vaccine can be discovered in time to protect against the potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods to plummet in the affected regions. There can be no assurance that an outbreak of avian flu, SARS or other contagious disease or the measures taken by the governments of affected countries against such potential outbreaks, will not seriously interrupt our gaming operations or visitation to Macau, which may have a material adverse effect on our results of operations. The perception that an outbreak of avian flu, SARS or other contagious disease may occur again may also have an adverse effect on the economic conditions of countries in Asia.

Macau is susceptible to severe typhoons that may disrupt our operations.

Macau is susceptible to severe typhoons. Macau consists of a peninsula and two islands off the coast of mainland China. Between 2003 and 2005, a total of nine typhoons have hit Macau, according to the Macau Statistics and Census Services. In the event of a major typhoon or other natural disaster in Macau, our properties and business may be severely disrupted and our results of operations could be adversely affected. Although we or our operating subsidiaries intend to carry insurance coverage with respect to these events, our coverage may not be sufficient to fully indemnify us against all direct and indirect costs, including loss of business, that could result from substantial damage to, or partial or complete destruction of, our properties or other damages to the infrastructure or economy of Macau.

Any fluctuation in the value of the H.K. dollar, U.S. dollar or Pataca may adversely affect our expenses and profitability.

Although we will have certain expenses and revenues denominated in Patacas in Macau, our revenues and expenses will be denominated predominantly in Hong Kong dollars and in connection with most of our indebtedness and certain expenses, U.S. dollars. We expect to incur significant debt denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. The value of the H.K. dollar and Patacas against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the H.K. dollar to the U.S. dollar has been pegged since 1983 and the Pataca is pegged to the H.K. dollar, we cannot assure you that the H.K. dollar will remain pegged to the U.S. dollar and that the Pataca will remain pegged to the H.K. dollar. Any significant fluctuations in the exchange rates between H.K. dollars or Patacas to U.S. dollars may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from this offering into H.K. dollars or Patacas for our operations, fluctuations in the exchange rates between H.K. dollars or Patacas against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

Risks Relating to Our Corporate Structure and Ownership

Our existing shareholders will have a substantial influence over us and their interests in our business may be different than yours.

After this offering, Melco and PBL will together continue to own the substantial majority of our outstanding shares, with each beneficially holding 42.35% of our outstanding ordinary shares upon completion of this offering. Melco and PBL have entered into a shareholders agreement regarding the voting of their shares of our company under which each will agree to (among other things) vote its shares in favor of three nominees to our board designated by the other. As a result, Melco and PBL, if they act together, will have the power, among other things, to elect directors to our board, including six of ten directors who are designated nominees of PBL and Melco, appoint and change our management, affect our legal and capital structure and our day-to-day operations, approve material mergers, acquisitions, dispositions and other business combinations and approve any other material transactions and financings. These actions may be taken in many cases without approval of independent directors or shareholders and the interests of these shareholders may conflict with your interests as minority shareholders. If Melco or PBL provides shareholder support to us in the form of shareholder loans or provides credit support by guaranteeing our obligations, they may become our creditors with different interests than shareholders with only equity interests in us. The concentration of controlling ownership of our shares may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

Melco and PBL may pursue additional casino projects in Asia, which, along with their current operations, may compete with our projects in Macau and could divert management time and resources and have adverse consequences to us and the interests of our minority shareholders.

Melco and PBL may take action to construct and operate new gaming projects located in other countries in the Asian region, which, along with their current operations, may compete with our projects in Macau and could have adverse consequences to us and the interests of our minority shareholders. For example, another joint venture entity of Melco and PBL (in which we do not have any interest) participated in a consortium that recently submitted a bid for one of two licenses to operate casinos in Singapore. Although the consortium did not win such bid, Melco and PBL may seek other gaming projects in Asia through joint venture entities (in which we will not have any interest). We could face competition from these other gaming projects, including competition for management time and resources. We also face competition from regional competitors, which include PBL’s Crown Casino Melbourne and Burswood Casino in Australia. We expect to continue to receive significant support from both Melco and PBL in terms of their local experience, operating skills, international experience and high standards. Specifically, we have support arrangements with Melco and PBL under which they provide us administrative support and technical expertise in connection with the development of the Crown Macau, City of Dreams and Macau Peninsula projects and the operation of the Mocha Clubs business. In addition, PBL has seconded to our subsidiaries several of their key project development personnel to form our core interim project management team and intends to second additional management employees when our development projects are in operation. Should Melco or PBL decide to focus more attention on casino gaming projects located in other areas of Asia that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in Macau, Melco or PBL may make strategic decisions to focus on their other projects rather than us, which could adversely affect our growth. We cannot guarantee you that Melco and PBL will make strategic and other decisions which do not adversely affect our business.

Business conducted through joint ventures involve certain risks.

We are a 50/50 joint venture between Melco and PBL. We are the exclusive vehicle of Melco and PBL to carry on casino, gaming machines and casino hotel operations in Macau. We will not hold interests in any gaming and leisure related businesses and properties outside Macau. As a joint venture controlled by Melco and

PBL, there are special risks associated with the possibility that Melco and PBL may: (1) have economic or business interests or goals that are inconsistent with ours or that are inconsistent with each other’s interests or goals, causing disagreement between them or between them and us which harms our business; (2) have operations and projects elsewhere in Asia that compete with our businesses in Macau and for available resources and management attention within the joint venture group; (3) take actions contrary to our policies or objectives; (4) be unable or unwilling to fulfill their obligations under the relevant joint venture or shareholders’ agreements; or (5) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco’s or PBL’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.

Changes in our share ownership, including a change of control or a change in the amounts or relative percentages of our shares owned by Melco and PBL, could result in our inability to draw loans or events of default under our indebtedness.

The City of Dreams Project Facility will include provisions under which we may be unable to meet the conditions to draw loans or may suffer an event of default upon the occurrence of a change of control with respect to MPBL Gaming, a decline in the aggregate holdings of MPBL Gaming shares by Melco and PBL below certain thresholds, or a change in the percentages of MPBL Gaming shares held by Melco and PBL such that they cease to be equal. We expect these provisions to be most restrictive during the time when our projects have not commenced commercial operation. Any occurrence of these events could be outside our control and could result in defaults and cross-defaults which cause the termination and acceleration of up to all of our credit facilities and potential enforcement of remedies by our lenders, which would have a material adverse effect on our financial condition and results of operations.

We are a holding company and our only material sources of cash are and are expected to be dividends, distributions and payments under shareholder loans from our subsidiaries.

We are a holding company with no material business operations of our own. Our only significant asset is the capital stock of our subsidiaries. We conduct virtually all of our business operations through our subsidiaries. Accordingly, our only material sources of cash are dividends, distributions and payments with respect to our ownership interests in or shareholder loans that we may make to our subsidiaries that are derived from the earnings and cash flow generated by our operating properties. Our subsidiaries might not generate sufficient earnings and cash flow to pay dividends, distributions or payments under shareholder loans in the future. In addition, our subsidiaries’ debt instruments and other agreements, including those that may be entered into by us in connection with the City of Dreams project, limit or prohibit, or are expected to limit or prohibit, certain payments of dividends, other distributions or payments under shareholder loans to us.

PBL’s investment in our company is subject to Australian regulatory review, and if Australian regulators were to find that we, PBL or Melco failed to comply with certain regulatory requirements and standards, then PBL may be required to withdraw from the joint venture.

PBL, through its wholly owned subsidiary, Crown Limited, owns and operates the Crown Casino Melbourne in Australia. Crown Limited holds a casino license issued under legislation in the State of Victoria, Australia. PBL, through its wholly owned subsidiary, Burswood Nominees Limited, owns and operates the Burswood Casino in Perth, Australia. Burswood Nominees Limited holds a casino gaming license issued under legislation in the State of Western Australia, Australia.

The Victorian Commission for Gambling Regulation, or VCGR, has power under the Casino Control Act 1991 (Vic) to undertake general investigations of a gaming licensee and to report its findings to the Minister for Gaming in Victoria. Section 28 of the Casino Control Act requires Crown Limited to seek the approval of the VCGR for any person who is to become an “associate” of Crown Limited. An “associate” is a person or entity who by shareholding or directorship or managerial position is able to exercise significant influence over the management of the casino.

The VCGR must satisfy itself that the “associate” is a suitable person to be associated with the management of the casino. PBL has been approved by the VCGR as an “associate” of Crown Limited. Section 28A requires the VCGR to monitor “associates” to ensure that they continue to be suitable to be associated with the holder of a casino license. To that end the VCGR may investigate any person or entity who has a business association with PBL to determine if the business associate is of good repute and of sound financial resources. If, as a result of such investigation, the VCGR determines that, by reason of its business association, PBL has ceased to be suitable as an “associate” of Crown Limited, then the VCGR can direct PBL to cease the business association or can direct PBL to terminate its “association” with Crown Limited.

Similar to the situation in Victoria, the Western Australian Gaming and Wagering Commission, or the WAGWC, has power under the Casino Control Act 1984 (WA) to undertake general investigations of the holder of the Burswood Nominees Limited license and to report its findings to the Minister for Gaming in Western Australia. If the WAGWC were to determine that Burswood Nominees Limited had ceased to be a suitable person to hold its license, the WAGWC has powers similar to those of to the VCGR to issue a “show cause” notice and then can either suspend or cancel the Burswood Nominees Limited license. The WAGWC has similar obligations to the VCGR to approve and monitor “close associates” of Burswood Nominees Limited. “Close associates” in the Western Australian Act has a substantially similar meaning to “associates” in the Victorian Act, although the Western Australian Act makes no specific reference to business associates of “close associates” in the same way as the Victorian Act. PBL has been approved as a “close associate” of Burswood Nominees Limited. If the WAGWC were to determine that PBL had ceased to be a suitable entity to be such a “close associate”, then the WAGWC could direct PBL to terminate its “close association” with Burswood Nominees Limited.

The VCGR and WAGWC announced in August 2006 that, following the completion of their investigations, they have no objections to PBL’s joint venture with Melco. However, we cannot assure you that any future investigation by the VCGR or WAGWC would not result in a direction to either terminate the business association between PBL and Melco or to terminate the association between PBL, on the one hand, and Crown Limited or Burswood Nominees Limited, on the other hand. If actions by us or our subsidiaries or by Melco or PBL fail to comply with Australian regulatory requirements and standards, or if there are changes in Australian gaming laws and regulations or the interpretation or enforcement of such laws and regulations, PBL may be required to withdraw from its joint venture with Melco or limit its involvement in one or more aspects of our gaming operations, which could have a material adverse effect on our business, financial condition and results of operations. Withdrawal by PBL from its joint venture with Melco could cause the failure of conditions to drawing loans under our credit facilities or the occurrence of events of default under our credit facilities or as contemplated by our founders under their joint venture arrangement.

Risks Relating to This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. Our ADSs have been approved for listing on the Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs has been determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	uncertainties or delays relating to the financing, completion and successful operation of our projects;

•	developments in the Macau market or other Asian gaming markets, including the announcement or completion of major new projects by our competitors;

•	regulatory developments affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other gaming and leisure industry companies;

•	addition or departure of our executive officers and key personnel;

•	fluctuations in the exchange rates between the U.S. dollar, Hong Kong dollar, Pataca and Renminbi;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$15.539 per ADS (assuming no exercise by the underwriters of options to acquire additional ADSs), representing the difference between our net tangible book value per ADS as of September 30, 2006, after giving effect to this offering.

We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future.

We may pay dividends to shareholders in the future; however, such payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board of directors. We currently intend to retain all of our earnings to finance the development and expansion of our business. Accordingly, we do not intend to declare or pay cash dividends on our ordinary shares in the near to medium term. Except as permitted under the Companies Law and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which the directors of our company determine is no longer needed. We currently have no reserve set aside from profits for the payment of dividends. We cannot assure you that we will make any dividend payments on our ordinary shares in the future. Our ability to pay dividends, and our subsidiaries’ ability to pay dividends to us, may be further subject to restrictive covenants contained in the facility agreements governing indebtedness we and our subsidiaries may incur. For example, our subsidiary Great Wonders is subject to certain restrictions on paying dividends under the Great Wonders Project Facility. There is a blanket prohibition on dividends during the construction phase of the Crown Macau. Furthermore, upon completion of the construction of the Crown Macau,

Great Wonders will only be able to pay dividends if it satisfies certain financial tests and conditions. We would expect other financing facilities we may enter into to have similar restrictions. For a description of our loan facilities, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources—Financing Activities”.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 1,180,750,000 ordinary shares outstanding, including 180,750,000 ordinary shares represented by 60,250,000 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended. The remaining 1,000,000,000 ordinary shares outstanding after this offering beneficially held by Melco and PBL as to 500 million each, will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act and subject to the terms of their shareholders’ deed. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the joint lead underwriters. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, after the completion of this offering Melco and PBL will have the right, exercisable following six months after the completion of this offering, to cause us to register the sale of their shares under the Securities Act, subject to the terms of their shareholders’ deed. Registration of these shares under the Securities Act would result in these shares becoming freely tradable as ADSs without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is unlawful or impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is unlawful, inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in Macau and Hong Kong. In addition, all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in Cayman Islands, Macau and Hong Kong courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Macau or Hong Kong would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands, Macau or Hong Kong courts would be competent to hear original actions brought in the Cayman Islands, Macau or Hong Kong against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities.”

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

Based on the price of the ADSs in this offering and the expected price of our ADSs and ordinary shares following this offering, and the composition of our income and assets, we do not expect to be considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our current taxable year ending December 31, 2006. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2006 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets generally will be determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

We will incur increased costs as a result of being a public company.

As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, as well as new rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the Nasdaq Global Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, the SEC, as required by Section 404 of the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2007. This requirement and other obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, because we are at an early stage of development, we are still forming other management and accounting teams and laying the preliminary foundation of our internal control disclosures and procedures. Compliance with SEC and Nasdaq rules at such an early stage of development may pose extra costs and challenges on us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains many forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, because we operate in a heavily regulated and evolving industry, will be highly leveraged, and will be operating in Macau, a market that is experiencing extremely rapid growth and intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	growth of the gaming market and visitation in Macau;

•	finalization of the credit facility to finance construction of the City of Dreams;

•	the completion of the construction of our hotel casino resort projects;

•	our acquisition and development of the Macau Peninsula site;

•	increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia, including (in Macau) from SJM, Venetian Macau, Wynn Macau, Galaxy and MGM Grand Paradise Limited, a joint venture between MGM-Mirage and Pansy Ho;

•	the completion of infrastructure projects in Macau;

•	government regulation of the casino industry, including gaming license approvals and the legalization of gaming in other jurisdictions;

•	our ability to raise additional financing;

•	the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us;

•	obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site;

•	the formal grant of an occupancy permit for the Crown Macau and the City of Dreams;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau;

•	our entering into new development and construction and new ventures;

•	the liberalization of travel restrictions and convertibility of the Renminbi by China;

•	fluctuations in occupancy rates and average daily room rates in Macau;

•	our anticipated growth strategies; and

•	our future business development, results of operations and financial condition.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we referenced in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We will receive net proceeds for this offering of approximately US$1,062.3 million, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

•	Approximately US$514 million to repay the principal and accrued interest on the Subconcession Facility, dated September 4, 2006 bearing interest generally at LIBOR + 3.00% per annum with a maturity date of June 30, 2011, used solely to pay for part of MPBL Gaming’s subconcession, including estimated tax, interest, fees and other expenses that are expected to have accrued at the time of repayment; and

•	the remainder to pay development costs of the Crown Macau and City of Dreams and site acquisition and development costs of the Macau Peninsula project and to fund working capital and for other general corporate purposes.

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of our expenditures will vary depending on the amount of cash generated by our operations, and the rate of progress in our development activities for the Crown Macau and City of Dreams and acquisition and development of the Macau Peninsula site. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive for this offering. Pending their use, we intend to place our net proceeds in short-term bank deposits or other liquid investments permitted by our credit facilities.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2006:

•	on an actual basis;

•	on a pro forma basis, to reflect the transfer of control of MPBL Gaming to us as described in “Related Party Transactions”; and

•	on a pro forma adjusted basis to reflect (1) the issuance and sale of the ordinary shares in the form of ADSs offered hereby, and after deducting underwriting discounts, commissions and estimated offering expenses payable by us, and (2) the repayment of principal and accrued interest on the Subconcession Facility using proceeds from this offering.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

	As of September 30, 2006
	Actual	Pro forma	Pro forma As Adjusted(1)
	(in thousands of US$, except for share numbers) (unaudited)
Indebtedness
Great Wonders Project Facility(2)	—	—	—
Subconcession Facility and City of Dreams Project Facility (3)	—	500,000	—
Amounts due to shareholders(4)	139,881	151,356	151,356

Shareholders’ equity:
Ordinary shares,
US$0.01 each, 1,500 million shares authorized:
1,000 million shares issued and outstanding	10,000	10,000	11,808
Additional paid-in capital	382,779	796,625	1,857,158
Retained earnings / (Accumulated losses)	(24,573)	(24,573)	(24,573)

Total shareholders’ equity	368,206	782,052	1,844,393

Total capitalization	$508,087	1,433,408	$1,995,749

(1)	Does not include a maximum of 615,000 ordinary shares that could be purchased by Melco in connection with its approximately HK$30.4 million (US$3.9 million) “assured entitlement” distribution of ADSs in kind to certain Melco shareholders. See “Principal Shareholders—Melco Hong Kong Stock Exchange Matters—Assured Entitlement Distribution.”
(2)	On February 13, 2006, our subsidiary, Great Wonders, entered into the two-tranche Great Wonders Project Facility, which allows Great Wonders to borrow up to HK$1,280 million (US$164.1 million) on a senior secured loan facility on a delayed draw basis to fund a portion of the construction costs of the Crown Macau project. Due to the delayed draw nature of this facility agreement, no amounts have yet been drawn under the Great Wonders Project Facility, although we have begun to incur fees and charges in relation to this facility.
(3)

On September 4, 2006, MPBL Gaming entered into the US$500 million Subconcession Facility with certain lenders to pay a portion of the purchase price due to Wynn Macau upon the Macau government’s approval of the issuance of a gaming subconcession to MPBL Gaming. MPBL Gaming, along with Melco and PBL, has also entered into a commitment letter (subject to certain conditions and finalization of certain material terms) with those same banks as arrangers for the US$1.6 billion City of Dreams Project Facility to finance the development costs of the City of Dreams and, if not already refinanced by the time of the first drawing under the City of Dreams Project Facility, to refinance any amounts still outstanding under the

Subconcession Facility. The Subconcession Facility was drawn and used to pay US$500 million of the US$900 million due to Wynn Macau for obtaining the subconcession. This became part of our consolidated debt upon the transfer of control of MPBL Gaming to us in October 2006 and will be repaid from part of the net proceeds of this offering. For more information, see “Description of Our Indebtedness—Subconcession Facility and City of Dreams Project Facility.”

(4)	See the consolidated balance sheet in our unaudited consolidated financial statements for the nine months ended September 30, 2006 and 2005 included elsewhere in this prospectus.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the book value per ADS attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of September 30, 2006 was approximately US$300 million, or US$0.900 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Without taking into account any other changes in such net tangible book value after September 30, 2006, other than to give effect to our sale of the ADSs offered in this offering at the initial public offering price of US$19.00 per ADS, and after deduction of the underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of September 30, 2006 would have increased to US$1,362 million or US$3.461 per ADS. This represents an immediate increase in net tangible book value of US$2.561 per ADS, to the existing shareholder and an immediate dilution in net tangible book value of US$15.539 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such per share dilution:

Initial public offering price per ADS	US$	19.00
Net tangible book value per ADS as of September 30, 2006	US$	0.900
Increase in net tangible book value per ADS attributable to this offering	US$	2.561
Pro forma net tangible book value per ADS after giving effect to this offering	US$	3.461
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$	15.539

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of September 30, 2006, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per ADS		Average price per Ordinary Share
	Number	Percent	Amount		Percent
			(in thousand of US$)
Existing shareholders	1,000,000,000	84.7%	US$	806,625	41.3%	US$	2.420	US$	0.807
New investors	180,750,000	15.3%	US$	1,144,750	58.7%	US$	19.000	US$	6.333
Total	1,180,750,000	100%	US$	1,951,375	100%	US$	4.958	US$	1.653

DIVIDEND POLICY

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the near to medium term. We currently intend to retain most, if not all, of our available funds and any future earnings to finance the construction and development of our projects, to pay debt service and to operate and expand our business.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

The debt facilities of our subsidiaries contain, or are expected to contain, restrictions on payment of dividends to us, which is expected to affect our ability to pay dividends in the foreseeable future. See “Risk Factors—We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future.”

EXCHANGE RATE INFORMATION

Although we will have certain expenses and revenues denominated in Patacas, our revenues and expenses will be denominated predominantly in Hong Kong dollars and in connection with a significant portion of our indebtedness and certain expenses, U.S. dollars. Periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. The conversion of Hong Kong dollars into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus were made at a rate of HK$7.80 to US$1.00. The noon buying rate in effect as of December 30, 2005 was HK$7.7533 to US$1.00. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, the rates stated below, or at all. On September 29, 2006, the noon buying rate was HK$7.7913 to US$1.00.

The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since October 7, 1983, the Hong Kong dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The link is supported by an agreement between Hong Kong’s three bank note-issuing banks and the Hong Kong government pursuant to which bank notes issued by such banks are backed by certificates of indebtedness purchased by such banks from the Hong Kong Government Exchange Fund with U.S. dollars at the fixed exchange rate of HK$7.80 to US$1.00 and held as cover for the bank notes issue. When bank notes are withdrawn from circulation, the issuing bank surrenders certificates of indebtedness to the Hong Kong Government Exchange Fund and is paid the equivalent amount in U.S. dollars at the fixed rate of exchange. Hong Kong’s three bank note-issuing banks are The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and Bank of China (Hong Kong) Limited.

In May 2005, the Hong Kong Monetary Authority broadened the link from the original rate of HK$7.80 per US$1.00 to a rate range of HK$7.75 to HK$7.85 per US$1.00. No assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per US$1.00 or at all.

The following table sets forth the noon buying rate for U.S. dollars in The City of New York for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York.

Period	Noon Buying Rate
	Period End	Average(1)	Low	High
	(Hong Kong dollar per US$1.00)
2001	7.7999	7.7936	7.8008	7.7765
2002	7.7980	7.7996	7.8004	7.7970
2003	7.7988	7.7996	7.8095	7.7970
2004	7.7640	7.7864	7.8001	7.7085
2005	7.7723	7.7899	7.8010	7.7632
2006
June	7.7666	7.7636	7.7684	7.7578
July	7.7703	7.7734	7.7775	7.7670
August	7.7767	7.7762	7.7796	7.7723
September	7.7913	7.7825	7.7913	7.7767
October	7.7780	7.7849	7.7928	7.7746
November	7.7779	7.7816	7.7875	7.7751
December (through December 18, 2006)	7.7725	7.7718	7.7748	7.7665

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

The Pataca is pegged to the Hong Kong dollar at a rate of HK$1.00 = MOP 1.03. All translations from Patacas to U.S. dollars were made at the exchange rate of MOP 8.034 = US$1.00. The Federal Reserve Bank of New York does not certify for custom purposes a noon buying rate for cable transfers in Patacas.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in Macau and Hong Kong, and substantially all of our assets are located in Macau. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Walkers, our counsel as to Cayman Islands law, and Manuela António Law Office, our counsel as to Macau law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and Macau, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Walkers has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under common law.

Manuela António Law Office has advised further that a final and conclusive monetary judgment for a definite sum obtained in a federal or state court in the United States would be treated by the courts of Macau as a cause of action in itself so that no retrial of the issues would be necessary, provided that: (1) such court had jurisdiction in the matter and the defendant either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; (2) due process was observed by such court, with equal treatment given to both parties to the action, and the defendant had the opportunity to submit a defense; (3) the judgment given by such court was not in respect of penalties, taxes, fines or similar fiscal or tax revenue obligations; (4) in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court; (5) recognition or enforcement of the judgment in Macau would not be contrary to public policy; (6) the proceedings pursuant to which judgment was obtained were not contrary to natural justice; and (7) any interest charged to the defendant does not exceed three times the official interest rate, which is currently 9.75% per annum, over the outstanding payment (whether of principal, interest fees or other amounts) due.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated statement of operations data for the period from January 1, 2004 to June 8, 2004 (predecessor), the period from June 9, 2004 to December 31, 2004, and the year ended December 31, 2005, and the selected historical consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our audited financial statements included elsewhere in this prospectus. The following selected consolidated statement of operations data for the nine months ended September 30, 2005 and 2006 and the summary consolidated balance sheet data as of September 30, 2006 have been derived from our unaudited financial statements prepared in accordance with U.S. GAAP included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements, and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. The selected historical consolidated statement of operations data for the period from March 20, 2003 (predecessor’s inception) to December 31, 2003, and the selected historical consolidated balance sheet data as of December 31, 2003, have been derived from the company’s unaudited consolidated financial statements. You should read the selected historical consolidated financial data in conjunction with those financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

From June 9, 2004 for Mocha, July 20, 2004 for Melco Hotels and November 9, 2004 for Great Wonders through March 7, 2005, the financial statements reflect the consolidated financial statements of Mocha, Melco Hotels and Great Wonders because they were under common control for this period. The contributions by Melco of its 80% interest in Mocha, 70% interest in Great Wonders and 50.8% interest in the City of Dreams project to MPBL (Greater China), a company 80% indirectly owned by us and 20% owned by Melco, and cash contributions by PBL of US$163 million, which were completed on March 8, 2005, were accounted for as the formation of a joint venture for which a carryover basis of accounting has been adopted.

The consolidated financial statements of Mocha for the period from January 1, 2004 to June 8, 2004 have been prepared for the purpose of presenting the financial information of our predecessor. Mocha is considered as our predecessor because we succeeded to substantially all of the business of Mocha and our own operations prior to the succession were insignificant relative to the operations assumed or acquired.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	For the period from March 20, 2003 (date of incorporation) to December 31, 2003 (predecessor)	For the period from January 1, 2004 to June 8, 2004 (predecessor)	For the period from June 9, 2004 to December 31, 2004 (successor)	For the year ended December 31, 2005 (successor)	For the nine months ended September 30, 2005 (successor)	For the nine months ended September 30, 2006 (successor)
	(in thousands of US$, except share and per share data and operating data)
Consolidated statement of operations data:
Revenue:
—Fee for services provided to gaming machine lounges	$604	$1,867	$5,754	$16,569	$11,940	$17,549
—Food, beverage and others	7	29	317	759	529	655

Total revenue	611	1,896	6,071	17,328	12,469	18,204
Operating costs and expenses:
—Provision of services to gaming machine lounges	(278)	(864)	(4,286)	(11,255)	(7,243)	(16,289)
—Slot lounge operating expenses	—	—	—	—	—	(1,154)
—Food, beverage and others	(7)	(48)	(250)	(596)	(453)	(499)
—Amortization of land use rights	—	—	(130)	(3,535)	(2,212)	(8,081)
—Impairment loss recognized on slot lounges services agreements	—	—	—	—	—	(7,640)
—General and administrative	(71)	(197)	(1,970)	(4,400)	(2,564)	(4,808)
—Selling and marketing	(51)	(81)	(166)	(534)	(357)	(2,291)
—Pre-opening costs	(54)	(96)	(199)	(730)	(453)	(4,370)

Total operating costs and expenses	(461)	(1,286)	(7,001)	(21,050)	(13,282)	(45,132)

Operating income (loss)	150	610	(930)	(3,722)	(813)	(26,928)
Non-operating income (expenses):
—Interest income	—	—	—	2,516	2,197	326
—Interest expenses	(10)	(97)	(217)	(2,028)	(627)	(824)
—Foreign exchange gain (loss), net	4	5	32	(570)	(620)	155
—Other, net	21	2	54	146	42	168

Income (loss) before income tax	165	520	(1,061)	(3,658)	179	(27,103)
Income tax (expense) credit	(28)	(26)	(37)	91	(406)	1,602

Income (loss) before minority interest	137	494	(1,098)	(3,567)	(227)	(25,501)
Minority interests	—	—	91	308	(276)	5,015

Net income (loss)	137	494	(1,007)	(3,259)	(503)	(20,486)

Loss per share
—Ordinary	*	*	(0.002)	(0.006)	(0.001)	(0.041)

—ADS(1)	*	*	(0.005)	(0.019)	(0.003)	(0.122)

Shares used in calculating loss per share
—Basic	*	*	625,000,000	522,945,205	530,677,656	503,663,004

Selected operating data:
—Average number of gaming machines(2)	62	125	513	634	603	986
—Average daily net win per machine(3)	281.9	284.5	171.5	229.1	231.3	199.8
Other data:
Operating EBITDA(4)		$771	$1,119	$7,430	$5,428	$6,614

*	Figures not provided as the number of shares of our predecessor Mocha and our company are not directly comparable.
(1)	Each ADS represents three ordinary shares.

(2)	Weighted average number of gaming machines for any period represents the sum of the number of gaming machines in service at the Mocha Clubs on each day during such period divided by the number of days in such period.
(3)	Average daily net win per machine for any period represents the total gaming machine win during such period divided by the weighted average number of gaming machines in service during such period. Gaming machine win is the excess of the amount of money deposited by players into the gaming machine over the amount of money paid out of the gaming machine to players. Prior to MPBL Gaming obtaining its subconcession in September 2006, Mocha Slot provided management services to the Mocha Clubs under service agreements with SJM. Mocha Slot received 31% of gaming machine win as its revenue from gaming at the Mocha Clubs, while SJM retained 31% of gaming machine win, and Macau taxes and other government dues accounted for the remaining 38%. After the subconcession was granted and these service agreements were terminated with effect from September 21, 2006, we now reflect all the gaming machine win as our revenue from gaming at the Mocha Clubs, but we are subject to Macau taxes and other government dues currently totaling 39% of gaming machine win.
(4)	Operating EBITDA is presented for the results of the Mocha Clubs only as our sole operating business and is reconciled to consolidated net income as described at note 18 of our audited consolidated financial statements for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 (successor) and the year ended December 31, 2005 (successor) and note 19 of our unaudited consolidated financial statements for the nine months ended September 30, 2005 and 2006.

	December 31,			As of September 30,
	2003 (precedessor)	2004 (successor)	2005 (successor)	2006 (successor)
	(in thousands of US$, except share and per share data)
Balance Sheet Data:
Current Assets:
Cash and cash equivalents	386	5,537	19,769	7,300
Accounts receivable	5	45	37	5
Amount due from an affiliated company	217	1,085	1,398	26,392
Inventories	—	15	87	103
Prepaid expenses and other current assets	7	94	641	3,624

Total current assets	615	6,776	21,932	37,424
Property and equipment, net	1,332	10,613	67,794	177,094
Intangible assets, net	—	12,118	11,089	3,416
Goodwill	—	34,417	34,417	64,797
Other assets	—	—	150,641	—
Deposit for acquisition of land interest	—	—	—	12,821
Land use right, net	—	40,493	132,424	338,233
Rental deposits	45	231	528	771
Deposits for acquisition of property and equipment	121	1,464	2,383	1,532

Total assets	2,113	106,112	421,208	636,088

Total current liabilities	1,863	17,524	138,741	203,039
Total liabilities	1,976	23,845	163,024	254,036
Minority Interests	—	35	19,492	13,846
Total shareholders’ equity	137	82,232	238,692	368,206

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Historical Consolidated Financial Data” and the historical consolidated financial statements of our company for the period from June 9, 2004 to December 31, 2004, the year ended December 31, 2005, and the nine months ended September 30, 2005 and 2006 and the historical predecessor financial statements of Mocha for the period from January 1, 2004 to June 8, 2004, and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of relevant events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Our audited historical consolidated financial statements and audited historical financial statements of Mocha have been prepared in accordance with U.S. GAAP. Our unaudited pro forma financial information has been derived from our audited historical consolidated financial statements and the audited historical financial statements of Mocha after giving pro forma effect to our acquisition of Mocha as if we acquired the 80% interest in Mocha on January 1, 2004.

Overview

We are a developer, owner and operator of casino gaming and entertainment resort facilities focused exclusively on the rapidly expanding Macau market. We are a holding company for four principal operating subsidiaries, MPBL Gaming, which is the holder of a gaming subconcession in Macau, Great Wonders, Melco Hotels and MPBL Peninsula. Great Wonders and Melco Hotels, our subsidiaries that are developing the Crown Macau and the City of Dreams, respectively, have had no significant operations to date as those projects are still under development. In addition, other than entering into an agreement to acquire a third development site on the Macau peninsula (the completion of which remains subject to significant conditions in the control of third parties unrelated to us and the seller), MPBL Peninsula has had no operations to date. The Mocha Clubs, which are now held by MPBL Gaming and were previously held by our subsidiary Mocha, have had a limited operating history. Our future operating results are subject to significant business, economic, regulatory and competitive uncertainties and risks, many of which are beyond our control. See “Risk Factors—Risks Relating to Our Early Stage of Development.”

Existing Operations

The Mocha Clubs have grown rapidly since the inception of Mocha in March 2003 and MPBL Gaming currently operates six Mocha Clubs in Macau with an aggregate of approximately 1,000 gaming machines in operation. The Mocha Clubs accounted for approximately 30% of the gross gaming machine revenue in Macau for the nine months ended September 30, 2006 (including the gaming machines at the Kampek Mocha Club which we closed in September 2006 and relocated in December 2006). In 2005 and the nine months ended September 30, 2006, we generated total revenue of US$17.3 million and US$18.2 million, respectively, substantially all of which was from the Mocha Clubs operations. The Mocha Clubs achieved an average daily net win per gaming machine of HK$1,787 (approximately US$229.1) for 2005 and HK$1,558 (approximately US$199.8) for the nine months ended September 30, 2006, without taking into account deductions such as gaming taxes and shares of revenues retained by SJM under Mocha Slot’s previous services agreements with SJM, pursuant to which until September 21, 2006 Mocha Slot previously received only service fees of 31% of gaming machine win.

Mocha became our subsidiary in March 2005, when Melco transferred to us its 80% interest in Mocha as part of the formation of its joint venture with PBL. In connection with forming the joint venture between Melco and PBL in March 2005 and in exchange for its ownership interest in us, Melco contributed to MPBL (Greater China), our 80% owned subsidiary (in which Melco held the remaining 20% interest), an 80% interest in Mocha, a 50.8% interest in the City of Dreams project, and a 70% interest in Great Wonders. The 80% interest of Mocha was valued at HK$359.7 million (US$46.1 million), based on average market price of Melco shares as of two days before and after the announcement date of acquisition by Melco. In May 2006, we purchased the remaining 20% of Mocha from Dr. Stanley Ho for HK$250 million (US$32.1 million) and repaid in full a HK$45.7 million (US$5.9 million) shareholder loan from Dr. Stanley Ho. In October 2006, we reorganized our corporate structure after MPBL Gaming obtained the subconcession, the Macau government approved its transfer to us and the business operations and assets of Mocha were transferred to MPBL Gaming.

Development Projects

•	The Crown Macau. We began construction of the Crown Macau in December 2004 and target its opening in the second quarter of 2007. The Crown Macau is being developed to cater primarily to high-end patrons. We have currently budgeted that the total cost of developing and constructing the Crown Macau to the point of opening will be approximately US$512.6 million, which includes the value of land for the project site contributed to us in kind, land premium costs and anticipated construction costs, FF&E, pre-opening expenses, capitalized fees and finance costs, cage cash and initial working capital requirements. We expect that of this amount, approximately HK$1,280 million (US$164.1 million) will be financed by the Great Wonders Project Facility that we have entered into and US$348.5 million by our equity contributions to Great Wonders, including cash and Melco’s contribution of its interest in the Crown Macau project upon our formation in March 2005.

•	The City of Dreams. We began site preparation of the City of Dreams in the first quarter of 2006 and we currently target to open the initial phase of the complex in late 2008, with the second phase to follow in the second half of 2009. We are developing the City of Dreams as a “must-see” integrated casino and entertainment resort primarily for mass market patrons visiting the Cotai Strip. We currently target the casino to be substantially completed during the initial phase, along with two of the four hotels, and significant portions of the retail stores and food and beverage outlets. We currently target to complete the performance hall in the second half of 2008 and have it ready to host performances in the second quarter of 2009. We currently target to complete the third and fourth hotels during second phase of the complex, while the entertainment venues and conference rooms and ballrooms are targeted to be completed throughout phases one and two. We also plan to develop one block of luxury serviced apartment units, for both long and short-term occupancy, in the second phase of the complex and, depending on the market conditions, may develop a second block thereafter. These developments of the serviced apartment units may be subject to Macau government approval and approval of our lenders under our debt facilities. The cost of a second block of apartments has not been included in the US$2.1 billion total budgeted project cost for development of the City of Dreams.

We have currently budgeted that the total cost of constructing and developing the City of Dreams to the point of opening will be approximately US$2.1 billion, inclusive of land and construction costs, land premium costs, FF&E, pre-opening expenses, capitalized fees and finance costs, cage cash and initial working capital requirements. Of this amount, approximately US$1.6 billion is expected to be financed by the City of Dreams Project Facility, for which we and certain banks as arrangers have signed a commitment letter (subject to certain conditions), and the balance from equity contributions to Melco Hotels.

•

Macau Peninsula Site. We have entered into a conditional agreement to acquire a third development site, which is located on the shoreline of the Macau peninsula near the Macau Ferry Terminal. Our purchase of the Macau Peninsula site remains subject to important conditions, some of which are not in our control, including approval of the Macau government of an extension of the deadline for completion of development on the site and conditions in the control of other parties. The Macau Peninsula site is approximately 6,480 square meters (approximately 1.6 acres) and the acquisition price is HK$1.5 billion (US$192.3 million), of which we have paid a deposit of HK$100 million (US$12.9 million). We expect to pay a land premium of approximately HK$150 million (US$19.2 million) to the Macau government for this site. We currently contemplate that we would develop the Macau Peninsula site into a mixed-use casino and hotel facility targeted primarily at day-trip gaming patrons, and target its opening in the middle of 2009 if we are able to acquire the site. Based on preliminary estimates and conceptual designs, the total project costs for the Macau Peninsula project is currently budgeted at a range of approximately US$650 million to US$700 million, which includes anticipated land and construction costs, land premium costs, FF&E, pre-opening expenses, capitalized fees and finance costs, cage cash and initial working capital requirements.

Factors Affecting Our Operating Results

Obtaining a gaming subconcession

Prior to September 2006, MPBL Gaming did not hold a concession or subconcession to operate gaming activities in Macau. Therefore, revenue from the Mocha Club operations predominantly comprised fees for services provided to gaming machine lounges, which represented service fees that were based on a percentage of the Mocha Clubs’ gaming machine win. Under the previous services agreements with SJM, Mocha provided all of the gaming machines at the Mocha Clubs and auxiliary services to SJM and received service fees of 31% of gaming machine win before corporate income tax.

In March 2006, Mocha entered into termination agreements with SJM when PBL entered into its agreement with Wynn Macau to obtain the subconcession. Pursuant to the termination agreements, Mocha Slot’s services agreements with SJM were terminated on September 21, 2006, after the subconcession was issued to MPBL Gaming. We now reflect as our revenue all of the gaming machine win at the Mocha Clubs but are subject to Macau taxes and other government dues on gaming revenue currently totalling 39%. We previously incurred, and will continue to incur, all of the material labor and marketing costs at the Mocha Clubs and do not expect that obtaining a subconcession will materially affect those costs. We injected all the business assets of Mocha into MPBL Gaming in October 2006. After entering into the termination agreement with SJM in March 2006, we incurred a one-time impairment loss of US$7.6 million as a result of the potential termination of the services agreements. As a subconcessionaire, MPBL Gaming has temporary special exemptions from complementary tax.

After we obtained a controlling interest in MPBL Gaming, the Mocha Club operating assets and business were transferred from Mocha and its subsidiaries to MPBL Gaming to be operated directly by MPBL Gaming as a subconcessionaire. We anticipate that Great Wonders and Melco Hotels will enter into services or leasing arrangements with MPBL Gaming under which MPBL Gaming will operate the casinos and any other gaming activities at the Crown Macau, City of Dreams and, if built, the Macau Peninsula project under the subconcession.

In future periods beginning in the fourth quarter of 2006, we anticipate the following related charges as a result of having obtained the subconcession:

•	Amortization expense of the subconcession. We are required to amortize the US$900 million paid as consideration for the subconcession on a straight-line basis over the life of the subconcession contract, which is until 2022, and will charge the amortization expense to our statements of operations beginning from the date we obtained the subconcession.

•	Interest expense. We will incur additional interest expense in connection with the debt required to fund the payment for the subconcession.

Gaming and Leisure Market in Macau

Our business is and will be influenced most significantly by the growth of the gaming and leisure market in Macau. Such growth will be affected by visitation to Macau and whether Macau develops into a popular international destination for gaming patrons and other customers of leisure and hospitality services, as well as our ability to compete effectively against our existing and future competitors for market share.

Visitation to Macau

Visitation to Macau between 2000 and 2005 increased at a CAGR of 15.4% to approximately 18.7 million visitors and at a growth rate of 15.4% from 13.8 million visitors for the nine months ended September 30, 2005 to 15.9 million for the nine months ended September 30, 2006 according to the Macau Statistics and Census Services. We believe that visitation and gaming revenue growth for the Macau market have been, and will continue to be, driven by a combination of factors, including Macau’s proximity to major Asian population centers; liberalization of restrictions on travel to Macau from China and liberalization of currency restrictions to permit Chinese citizens to take larger sums of foreign currency out of China when they travel; increasing regional wealth, leading to a large and growing middle class in Asia with more disposable income; infrastructure improvements that are expected to facilitate more convenient travel to and within Macau; and an increasing supply of better quality casino, hotel and entertainment offerings in Macau.

Competition

The Macau gaming market is rapidly evolving and competitive. We expect competition in the market to persist and intensify. At present, there are a total of six licensed gaming operators, including us through MPBL Gaming, under concessions and subconcessions in Macau. The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated under each concession or subconcession. Each of the three concessionnaires, SJM, Galaxy and Wynn Macau, as well as a subconcessionnaire, Venetian Macao, have already commenced operating facilities and have announced expansion plans to develop additional casinos in Macau. For example, SJM and Galaxy currently operate 16 and five casinos, respectively, throughout Macau. In October 2006, Galaxy opened the Galaxy StarWorld hotel and casino resort on the Macau peninsula next to Wynn Resorts (Macau). In September 2006, Wynn Macau opened the Wynn Resorts (Macau) hotel casino, a resort complex on the Macau peninsula comprised of hotel, entertainment and gaming facilities. In May 2004, the Venetian Macao opened the Sands Macau on the Macau peninsula, ushering in a new era of Las Vegas-style casinos in Macau.

Including the Crown Macau and the City of Dreams, most of the gaming facilities scheduled to open in the next several years will be concentrated in Taipa or the Cotai Strip. In particular, the Cotai Strip is expected to feature a cluster of new casino resorts that are being designed on a larger scale and in the style of casino resorts located on the Las Vegas Strip. We expect that the new casino and other entertainment offerings will increase visitation to Macau and expand the Macau gaming market to reach an increasing number of mass market and non-gaming patrons. We will seek to benefit from this increased visitation to Macau generally as visitors to Macau and other gaming locations often visit multiple casino resorts on the same trip, in particular if they are in close proximity to each other.

Number of gaming machines

Our results of operations reflect almost exclusively the results of the Mocha Clubs. Our other projects are in early development stages and have yet to generate any revenues. The operating results of the Mocha Club business are affected principally by the number of gaming machines operated by Mocha and volumes of customer traffic at the Mocha Club locations. Traffic volumes are affected by factors such as the popularity of the Mocha Clubs and pedestrian traffic flows at the Mocha Club locations. The average number of gaming machines in the Mocha Clubs has increased from an average of 350 in 2004 to an average of 630 in 2005. We currently have approximately 1,000 gaming machines in the Mocha Clubs.

The following table sets forth information on the Mocha Clubs for the nine months ended and as of September 30, 2006:

Mocha Club	Opening Date	Gaming Area	Gaming machines	Average daily net win per machine(1)
		(in square feet)
Royal	September 2003	2,100	82	US$	239.4
Kingsway	April 2004	6,100	208		276.2
Kampek(2)	June 2004	—	309		179.3
TP Square	March 2005	4,560	140		189.7
Sintra	November 2005	5,110	138		195.0
Hotel Taipa	January 2006	6,100	162		107.5

Total(3)		23,970	986	US$	199.8

(1)	Average daily net win per machine for any period represents the total gaming machine win during such period divided by the weighted average number of gaming machines in service during such period. Gaming machine win is the excess of the amount of money deposited by players into the gaming machine over the amount of money paid out of the gaming machine to players. Prior to MPBL Gaming obtaining its subconcession in September 2006, Mocha Slot provided management services to the Mocha Clubs under service agreements with SJM. Mocha Slot received 31% of gaming machine win as its revenue from gaming at the Mocha Clubs, while SJM retained 31% of gaming machine win, and Macau taxes and other government dues accounted for the remaining 38%. After the subconcession was granted and these service agreements were terminated with effect from September 21, 2006, we now reflect all the gaming machine win as our revenue from gaming at the Mocha Clubs, but we are subject to Macau taxes and other government dues currently totaling 39% of gaming machine win.
(2)	Since MPBL Gaming obtained its subconcession, we are not allowed to operate any Mocha Clubs in gaming areas in which other concessionaires or subconcessionaires have gaming operations. This has required relocating the Kampek Mocha Club, which was located in facilities in which SJM conducts gaming operations under its concession, and which we closed on September 21, 2006. The weighted average number of gaming machines and average daily net win per machine at the Kampek Mocha Club were for the period from January 1, 2006 to September 20, 2006. We have moved the former Kampek Mocha Club to Marina Plaza, where approximately 290 gaming machines are available. For the period from January 1, 2006 to September 30, 2006, we have incurred approximately HK$8.7 million (US$1.1 million) in provision of services to gaming machine lounges attributable to the relocation of the facility.
(3)	The total weighted average number of gaming machines and average daily net win per machine for the nine months ended September 30, 2006 for all of the Mocha Clubs as a whole were calculated with the inclusion of the Kampek Mocha Club’s operating data for the period from January 1, 2006 to September 20, 2006.

Successful completion and operation of our casino resort projects and Mocha Clubs

The Crown Macau and City of Dreams casino resort projects have not yet commenced commercial operation and did not generate any revenue in 2005 and will not generate any revenue in 2006. The Crown Macau is targeted to begin revenue-generating operations following completion of this project in the second quarter of 2007. The City of Dreams is targeted to begin revenue-generating operations following completion of the first phase of the project in late 2008. We also have not completed the acquisition of the Macau Peninsula site. However, we anticipate that the majority of our revenues in the future will be generated from casino and hotel operations at these three sites once they are completed, while we expect revenue from the Mocha Clubs to decrease substantially as a percentage of our overall revenue thereafter.

We expect our operating revenues from the casino resorts to be affected primarily by the growth of the Macau gaming and leisure market, the popularity of the casinos, hotels and other entertainment facilities, and the number and net win of the gaming tables and gaming machines. Prior to September 2006, because MPBL

Gaming did not have a concession or subconcession to operate casino gaming and had to rely on service agreements with SJM, our past operating revenues from gaming consisted only of the service fees paid to Mocha Slot representing 31% of gaming machine win generated from the Mocha Clubs. After MPBL Gaming obtained its subconcession, our revenues reflect all the gaming revenues generated from the Mocha Clubs and other gaming operations but we will be subject to taxes and other government dues on gaming revenue currently totalling 39% of gaming machine win. We expect expenses from gaming operations to consist mainly of labor, commissions and complimentary allowances paid to high-end patrons and junket operators, property expenses, depreciation, interest expense, marketing and promotion expenses and costs of operating supplies. In future periods, we expect labor, commissions and complimentary allowances to high-end patrons and junket operators and depreciation of construction costs, including capitalized fees and finance costs for construction, to be major costs.

We expect that the hotel operating revenues at our development projects will be affected primarily by the number of rooms to be operated, room rates and occupancy rates, as well as the popularity of our food and beverage outlets at our hotels. We expect hotel operating expenses to consist mainly of labor, depreciation, marketing and promotion expenses and costs of operating supplies.

Overview of Financial Results

Revenues

Our revenues historically consisted of fees for services provided to gaming machine lounges and food, beverage and others. Under Mocha Slot’s previous services agreements with SJM for operation of the Mocha Clubs, Mocha Slot received service fees comprising 31% of gaming machine win. Taxes and other government dues on gaming revenues totaled 38% of gaming machine win, and SJM retained the remaining 31% of gaming machine win. In calculating revenues, we deducted from Mocha Slot’s 31% share of gaming machine win revenue discounts, costs of points from the Mocha loyalty program and accruals for anticipated payouts of progressive slot jackpots. After the subconcession was granted and these service agreements with SJM were terminated with effect from September 21, 2006, we now reflect all the gaming machine win as our slot lounge gaming revenue from gaming at the Mocha Clubs, but we are subject to Macau taxes and other government dues currently totaling 39% of gaming machine win.

Operating Costs and Expenses

Our operating costs and expenses consist primarily of expenses for provision of services to gaming machine lounges and general and administrative expenses. They also consist of expenses for food, beverage and others, amortization of land use rights, selling and marketing and pre-opening costs.

Provision of services to gaming machine lounge / Slot lounge operating expenses. Under Mocha Slot’s previous services agreements with SJM, Mocha Slot was responsible for providing all of the gaming machines at the Mocha Clubs and auxiliary services to operate the clubs. This operating cost and expense consists primarily of amortization of intangible assets, salaries and benefits paid to the Mocha Clubs staff, depreciation, including depreciation of gaming machines and other equipment, security costs, rent for the Mocha Club locations and operating supplies. We recognized an impairment loss of approximately US$1.1 million during the nine months ended September 30, 2006 in respect of certain plant and equipment because of the relocation of the Kampek Mocha Club to Marina Plaza. Before MPBL Gaming obtaining its subconcession, amortization of intangible assets consisted primarily of the amortization of Mocha Slot’s services agreements with SJM for the Mocha Clubs. We previously amortized these services agreements with SJM over their estimated useful terms of 10 years and incurred an amortization expense. After we entered into a termination agreement in March 2006 to terminate the services agreements subject to obtaining a subconcession, we incurred an impairment loss (see “—Impairment loss recognized on slot lounges services agreements”) and amortized the remaining carrying value of the services agreements until the estimated termination date. After MPBL Gaming obtained a subconcession, we expect total slot lounge operating expenses to increase significantly due to an increase in amortization of intangible assets in connection with the amortization of the subconcession. In addition, our total operating costs and expenses are expected to increase as a result of increased depreciation expense as construction and development of our properties are completed. Such depreciation expense, which will be included as a separate line item under operating costs and expenses, will include depreciation of capitalized financing and interest costs incurred under our construction financings. See “—Services agreements with SJM and obtaining a subconcession.” We also expect our total slot lounge operating expenses to increase as we hire additional staff and add gaming machines for new Mocha Club locations.

Food, beverage and others. This cost relates primarily to our purchase of food and beverages that we sell and provide on a complimentary basis at the Mocha Clubs. We anticipate that our food, beverage and other costs will increase in line with an increase in revenues generated from food, beverage and others. In the future, total expenses for food, beverage and others are expected to increase significantly as our projects are completed and our planned hotel and food and beverage operations commence.

Amortization of land use rights. Expenses for amortization of land use rights are incurred in connection with the consideration we paid for our interest in Great Wonders in three stages from November 2004 to July 2005 and the consideration payable by us to the Macau government for the lease of land for the Crown Macau. The expected expiration date of the government lease for the Crown Macau is March 2031, and we are amortizing the total cost of the land use right of US$136.1 million as of December 31, 2005 on a straight-line basis from the commencement date of the construction of the Crown Macau in December 2004 to March 2031. After commencing site preparation works for the City of Dreams project in April 2006, we began to amortize the consideration payable by us to the Macau government for the anticipated lease of the City of Dreams site. We are amortizing the total cost of the anticipated land use right of US$214 million as of September 30, 2006 on a straight-line basis from the commencement date of construction until an estimated expiration date of the government lease.

Impairment loss recognized on slot lounges services agreements. Impairment loss recognized on slot lounges services agreements represents a one-time charge that we recognized in the nine months ended September 30, 2006. Prior to obtaining the subconcession, we amortized the Mocha Clubs services agreements with SJM over their estimated useful terms of 10 years. The amortization expense for these intangible assets was included in our operating costs and expenses. In March 2006, Mocha Slot agreed with SJM to terminate the services agreements after obtaining the subconcession. As a result of the potential termination of the services agreements, we incurred an impairment loss of US$7.6 million, which was calculated with reference to a valuation performed by an independent third party and the then estimated date for obtaining the subconcession.

General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits paid to our administrative and finance personnel, cleaning and overhead costs, professional services fees and entertainment charges. We expect our total general and administrative expenses to increase as we hire additional administrative and finance personnel and as we incur costs associated with our operation as a reporting company upon completion of this offering.

Selling and marketing expenses. Selling and marketing expenses consist primarily of salaries, benefits and sales commissions for sales personnel, advertising, promotional and other sales and marketing expenses. We have increased and anticipate that we will continue to increase significantly our sales and marketing expenses as we roll out additional Mocha Clubs and seek to grow the Mocha brand, as the mass market segment of Macau grows, and as competitors move aggressively into the gaming machine market in Macau. Our total sales and marketing expenses are also expected to increase significantly as we approach the respective completion dates of the Crown Macau, City of Dreams and Macau Peninsula projects and promote these new facilities to our target patrons.

Pre-opening costs. Pre-opening costs relate primarily to openings of the new Mocha Clubs and, to a lesser extent, some pre-opening costs, such as training costs and other administrative costs, in connection with the targeted opening of the Crown Macau in the second quarter of 2007 and the first phase of the City of Dreams project targeted to open in late 2008. We anticipate that our pre-opening costs will increase as we open new Mocha Clubs and will increase significantly as we get closer to the opening dates for our development projects.

Interest Income

Interest income consists of interest earned on demand deposits and our highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Interest Expense

Interest expenses consists of interest expenses with respect to our advances from affiliated person and shareholders and will include interest expenses in connection with the Subconcession Facility.

Income Tax Expense

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we and our current subsidiaries incorporated in the Cayman Islands, Melco PBL Holdings Limited, MPBL International, MPBL Investments and MPBL (Greater China), are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Mocha and MPBL Peninsula are not subject to tax in the British Virgin Islands, where they are incorporated, but are subject to a Macau complementary tax rate of 12% on activities conducted in Macau before the transfer of all of the Mocha Clubs assets and business to MPBL Gaming. Our remaining subsidiaries, MPBL Gaming, Great Wonders and Melco Hotels, are all incorporated in Macau and are subject to a Macau complementary tax of 12% on their activities conducted in Macau. After MPBL Gaming obtaining a subconcession, we expect that MPBL Gaming will have the benefit of a corporate tax holiday on corporate income tax, or complementary tax (but not gaming tax), in Macau for five years similar to that of other concession and subconcession holders. This would exempt us from paying the Macau complementary tax on income from gaming generated by our development projects and Mocha Clubs, but we will remain subject to Macau complementary tax on profits from our non-gaming businesses.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates, including those relating to the estimated lives of depreciable assets, asset impairment, allowances for doubtful accounts, accruals for customer loyalty rewards, business combination and revenue recognition. Judgments are based on historical experience, terms of existing contracts, industry trends and information available from outside sources, as appropriate. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates.

Valuation of long-lived assets, including goodwill and purchased intangible assets

We review the carrying value of our long-lived assets, including goodwill and purchased intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the recoverability of the carrying value of long-lived assets, other than goodwill and purchased intangible assets with indefinite useful lives, by first grouping our long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, we record an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value. We determine fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analysis of discounted cash flows or external appraisals. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, appropriate discount rates and long-term growth rates.

To assess potential impairment of goodwill, we perform an assessment of the carrying value of our reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of our reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates, long-term growth rates and appropriate market comparables.

Our assessments of impairment of long-lived assets, including goodwill and purchased intangible assets, and our periodic review of the remaining useful lives of our long-lived assets are an integral part of our ongoing strategic review of our business and operations. Therefore, future changes in our strategy and other changes in our operations could impact the projected future operating results that are inherent in our estimates of fair value, resulting in impairments in the future. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of long-lived assets and goodwill, could change and, therefore, impact the assessments of asset impairments in the future.

Impairment of long-lived assets (other than goodwill)

We evaluate the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. As of December 31, 2005, based on the results of our assessment, no impairment of long-lived assets, including goodwill and purchased intangible assets was noted. We recognized an impairment loss amounting to US$7.6 million on the Mocha Club services agreement for the nine months ended September 30, 2006 in connection with the termination agreement that we entered into in March 2006 to terminate the services agreements with SJM upon obtaining the subconcession. In addition, we recognized an impairment loss of approximately US$1.1 million in connection with the relocation of the Kampek Mocha Club to Marina Plaza during the nine months ended September 30, 2006, which is determined as the net book values of the plant and equipment involved.

Business combinations

We have made a number of acquisitions and may make strategically important acquisitions in the future. When recording an acquisition, we allocate the purchase price of the acquired company to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. We have obtained valuation reports from independent appraisers to assist in determining the fair values of identifiable intangible assets, including acquired gaming machine lounge services agreements and trademarks. These valuations require us to make significant estimates and assumptions which include future expected cash flows from gaming machine lounges services agreements and trademarks, discount rates, and assumptions regarding the period of time the acquired gaming machine lounges, services agreements and trademarks will continue. Such assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions and estimates.

Share-based compensation

Prior to January 2006, we did not issue any share options to our employees, directors and consultants. In November 2006, we adopted the 2006 Share Incentive Plan. Accordingly we record share-based compensation based on the SFAS 123(R) grant date fair value requirements.

We will estimate the fair value of share options granted using the Black-Scholes option pricing formula and a single option award approach. The fair value would then be amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. This option-pricing model requires the input of highly subjective assumptions, including the option’s expected life, estimated forfeitures and the price volatility of the underlying stock. Changes in the subjective input assumptions may materially affect the fair value estimate. In management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the share options.

Formation

Under the original agreement between Melco and PBL, it was contemplated that our company would be held 50%/50% by Melco and PBL and would act as a holding company for interests throughout their agreed territory in Asia. MPBL (Greater China), now a dormant company, was to hold and operate our interests in Greater China on the basis that Melco’s effective interest would be 60% and PBL’s effective interest would be 40%. For that reason, MPBL (Greater China) is held 80% by us (giving Melco and PBL as our indirect 50/50 shareholders, each an indirect 40% interest in MPBL Greater China) and 20% directly by Melco and, until recently, all of the Mocha operations, the Crown Macau and the City of Dreams projects were held through MPBL (Greater China). In March 2005, Mocha became one of our subsidiaries when Melco contributed the 80% interest it then owned in Mocha to MPBL (Greater China). Dr. Stanley Ho resigned as a director and the chairman of Melco in March 2006, and in May 2006, we acquired the remaining 20% interest in Mocha and repaid in full a shareholders’ loan from Dr. Ho to Mocha of HK$45.7 million (US$5.9 million). Under amendments to their relationship in connection with the obtaining of the subconcession, and the transfer of control of MPBL Gaming to us, Melco and PBL have agreed that their interests throughout their agreed territory, including in Macau through our Company, will be held in equal proportions by each of them (i.e. effectively 50%/50% interest), which resulted in the corporate reorganization in October 2006 as described at “Prospectus Summary—Corporate Structure”.

As of December 31, 2004, Melco owned 80% of Mocha, 50% of Great Wonders and 100% of Melco Hotels. On March 8, 2005, Melco, in exchange for its 50% interest in us, contributed its interest in Mocha, Great Wonders and Melco Hotels to our subsidiary MPBL (Greater China). Concurrently, PBL contributed US$163 million in cash to MPBL (Greater China) in exchange for its 50% interest in us.

From June 9, 2004 for Mocha, July 20, 2004 for Melco Hotels and November 9, 2004 for Great Wonders through March 7, 2005, the financial statements reflect the consolidated financial statements of Mocha, Melco Hotels and Great Wonders because they were under common control for this period. The contributions by Melco of its 80% interest in Mocha, 70% interest in Great Wonders and 50.8% interest in the City of Dreams project to MPBL (Greater China), a company 80% indirectly owned by us and 20% owned by Melco, and cash contributions by PBL of US$163 million, which were completed on March 8, 2005, were accounted for as the formation of a joint venture for which a carryover basis of accounting has been adopted.

As of December 31, 2005, we held an 80% interest in MPBL (Greater China), which in turn held an 80% interest in Mocha and its subsidiaries and a 100% interest in each of Great Wonders and Melco Hotels (other than nominal shares owned by other group companies as required under Macau law).

The consolidated financial statements of Mocha for the period from January 1, 2004 to June 8, 2004 have been prepared for the purpose of presenting the financial information of Mocha as our predecessor. Mocha is considered to be our predecessor as we succeeded to substantially all of the business of Mocha and our own operations prior to the succession were insignificant in comparison to the Mocha operations assumed or acquired. As of June 8, 2004, Mocha had two wholly owned subsidiaries, Mocha Slot and Mocha Cafe Limited.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. We currently rely solely on the operations of the Mocha Clubs for our operating cash flow. Our Crown Macau, City of Dreams and Macau Peninsula projects have not commenced operations and do not generate any revenue. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Historical result for the period from January 1, 2004 to June 8, 2004 (predecessor)	Historical result for the period from June 9, 2004 to December 31, 2004 (successor)	Historical result for the year ended December 31, 2005 (successor)	Historical result for the nine months ended September 30, 2005 (successor)	Historical result for the nine months ended September 30, 2006 (successor)
	(in thousands of US$, except operating data)
Revenue:
—Fee for services provided to gaming machine lounges	$1,867	$5,754	$16,569	$11,940	$17,549
—Food, beverage and others	29	317	759	529	655

Total revenue	1,896	6,071	17,328	12,469	18,204
Operating costs and expenses:
—Provision of services to gaming machine lounges	(864)	(4,286)	(11,255)	(7,243)	(16,289)
—Slot lounge operating expenses	—	—	—	—	(1,154)
—Food, beverage and others	(48)	(250)	(596)	(453)	(499)
—Amortization of land use rights	—	(130)	(3,535)	(2,212)	(8,081)
—Impairment loss recognized on slot lounges services agreements	—	—	—	—	(7,640)
—General and administrative	(197)	(1,970)	(4,400)	(2,564)	(4,808)
—Selling and marketing	(81)	(166)	(534)	(357)	(2,291)
—Pre-opening costs	(96)	(199)	(730)	(453)	(4,370)

Total operating costs and expenses	(1,286)	(7,001)	(21,050)	(13,282)	(45,132)

Operating income (loss)	610	(930)	(3,722)	(813)	(26,928)
Non-operating income (expenses)	(90)	(131)	64	992	(175)
Income (loss) before income tax	520	(1,061)	(3,658)	179	(27,103)
Income tax (expense) credit	(26)	(37)	91	(406)	1,602

Income (loss) before minority interests	494	(1,098)	(3,567)	(227)	(25,501)
Minority interests	—	91	308	(276)	5,015

Net income (loss)	$494	$(1,007)	$(3,259)	$(503)	$(20,486)

Selected operating data:
—Weighted average number of gaming machines(1)	125	513	634	603	986
—Average daily net win per machine(2)	284.5	171.5	229.1	231.3	199.8
Other data:
Operating EBITDA(3)	$771	$1,119	$7,430	$5,428	$6,614

(1)	Weighted average number of gaming machines for any period represents the sum of the number of gaming machines in service at the Mocha Clubs on each day during such period divided by the number of days in such period.
(2)	Average daily net win per machine for any period represents the total gaming machine win during such period divided by the weighted average number of gaming machines in service during such period. Gaming machine win is the excess of the amount of money deposited by players into the gaming machine over the amount of money paid out of the gaming machine to players. Prior to MPBL Gaming obtaining its subconcession in September 2006, Mocha Slot provided management services to the Mocha Clubs under service agreements with SJM. Mocha Slot received 31% of gaming machine win as its revenue from gaming at the Mocha Clubs, while SJM retained 31% of gaming machine win, and Macau taxes and other government dues accounted for the remaining 38%. After the subconcession was granted and these service agreements were terminated with effect from September 21, 2006, we now reflect all the gaming machine win as our revenue from gaming at the Mocha Clubs, but we are subject to Macau taxes and other government dues currently totaling 39% of gaming machine win.
(3)	Operating EBITDA is presented for the results of the Mocha Clubs only as our sole operating business and is reconciled to consolidated net income as described at note 18 of our audited consolidated financial statements for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 (successor) and the year ended December 31, 2005 (successor) and at note 19 of our unaudited consolidated financial statements for the nine months ended September 30, 2005 and 2006.

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

The following items had the most significant impact on our operations for the nine month-period ended September 30, 2005 and 2006:

•	The weighted average number of machines in operation was 603 and 986 during the nine months ended September 30, 2005 and 2006, respectively.

•	Average daily net win per machine was US$231.3 and US$199.8 during the nine months ended September 30, 2005 and 2006, respectively.

•	The increase in the number of machines and lounges resulted in increase in our revenues and costs and expenses.

•	In the nine months ended September 30, 2006, we amortized land use rights in connection with both the Crown Macau and City of Dreams sites, whereas in the nine months ended September 30, 2005, we only amortized land use rights in connection with the Crown Macau site.

•	We incurred a one-time impairment loss of US$7.6 million in the nine months ended September 30, 2006 in connection with the termination agreement that we entered into in March 2006 to terminate the services agreements with SJM upon the obtaining of the subconcession.

•	We incurred an impairment loss of US$1.1 million on certain plant and equipment in connection with the relocation of our Kampek Mocha Club to Marina Plaza during the nine months ended September 30, 2006.

Revenues

Our revenue increased by 46.0% from US$12.5 million for the nine months ended September 30, 2005 to US$18.2 million for the nine months ended September 30, 2006 due to increases in revenues from fees for services provided in gaming machine lounges and slot lounge gaming revenue, after having obtained a subconcession and, to a lesser extent, in food, beverage and others. The increase was primarily due to the opening the new Mocha Clubs in November 2005 and January 2006 and the increase in the weighted average number of gaming machines at the Mocha Clubs from an average of 603 for the nine months ended September 30, 2005 to 986 for the nine months ended September 30, 2006. The increase was offset in part by a decrease in the average daily net win per machine from HK$1,804 (US$231.3) for the nine months ended September 30, 2005 to HK$1,558 (US$199.8) for the nine months ended September 30, 2006. We believe the decrease was primarily attributable to: (1) a ramp-up period for the two Mocha Clubs, which we added in November 2005 and January 2006, during which time the number of customers visiting these facilities was relatively low; and (2) a reduction in the number of customers visiting the Kampek Mocha Club, which was the largest Mocha Club, as we were in the process of relocating this facility (as required upon our obtaining the subconcession) and began to reduce advertising promotions for this facility.

Operating costs and expenses

Our total operating costs and expenses increased by 239.8% from US$13.3 million for the nine months ended September 30, 2005 to US$45.1 million for the nine months ended September 30, 2006, primarily due to the one-time impairment loss of US$7.6 million that we incurred in connection with the termination of the services agreements with SJM, an increase in amortization of land use rights, an impairment loss of approximately US$1.1 million on certain plant and equipment in connection with the relocation of the Kampek Mocha Club to Marina Plaza during the nine months ended September 30, 2006, which is determined based on the net book value of the plant and equipment involved, the opening of additional Mocha Clubs and promotion expenses in connection with the Crown Macau project.

Provision of services to gaming machine lounge/slot lounge operating expenses. Our expenses attributable to provision of services to gaming machine lounges increased by 124.9% from US$7.2 million for the nine months ended September 30, 2005 to US$16.3 million for the nine months ended September 30, 2006, primarily due to the opening of additional Mocha Clubs and an increase in labor costs in connection with new gaming machines. The increase was also due to a lesser extent to an increase of depreciation of the gaming machines, of which there were a larger number due to new roll-outs, and costs in connection with the maintenance and replacement of older gaming machines. In addition, having obtained a subconcession in September 2006, we now generate direct revenues and direct operating costs in connection with the Mocha Clubs operations which we record as slot lounge operating expenses. We recorded slot lounge operating expenses of US$1.2 million for the nine months ended September 30, 2006.

Food, beverage and others. Our food, beverage and other expenses increased by 10.2% from US$453,000 for the nine months ended September 30, 2005 to US$499,000 for the nine months ended September 30, 2006, primarily due to the additional expenses in providing food and beverage services to our customers at new Mocha Clubs launched in November 2005 and January 2006.

Amortization of land use rights. Amortization of land use rights expenses increased by 265.3% from US$2.2 million for the nine months ended September 30, 2005 to US$8.1 million for the nine months ended September 30, 2006. In the nine months ended September 30, 2006, we amortized land use rights in connection with both the Crown Macau and City of Dreams sites, whereas in the nine months ended September 30, 2005, we only amortized land use rights in connection with the Crown Macau site.

Impairment loss recognized on slot lounges services agreements. We recognized a one-time impairment loss of US$7.6 million in the nine months ended September 30, 2006. See “—Overview of Financial Results—Impairment loss recognized on slot lounges services agreements.”

General and administrative. Our general and administrative expenses increased by 87.5% from US$2.6 million for the nine months ended September 30, 2005 to US$4.8 million for the nine months ended September 30, 2006, primarily due to an increase in maintenance costs for the Mocha Clubs as a result of the addition of two new locations, an increase in salaries and benefits for our general and administrative personnel as we hired additional personnel in connection with our development projects, and an increase in professional services fees.

Selling and marketing. Our selling and marketing expenses increased by 541.7% from US$357,000 for the nine months ended September 30, 2005 to US$2.3 million for the nine months ended September 30, 2006, primarily due to an increase in marketing and promotion expenses that we incurred for promoting the Mocha Clubs and in connection with promoting the Crown Macau.

Pre-opening costs. Our pre-opening costs increased by 864.7% from US$453,000 for the nine months ended September 30, 2005 to US$4.4 million for the nine months ended September 30, 2006, due to pre-opening costs, such as personnel training costs, equipment costs and other administrative costs, in connection with the development of the Crown Macau and the roll-out of new Mocha Clubs.

Non-operating income (expenses)

Non-operating income (expenses) consist of interest income and expenses, foreign exchange gain and loss as well as other non-operating income. Our interest income decreased by 85.2% from US$2.2 million for the nine months ended September 30, 2005 to US$326,000 for the nine months ended September 30, 2006, primarily due to the significant decrease in cash and cash equivalents on our balance sheet as our cash used in operating activities increased significantly to pay for construction and other costs in connection with our development projects. In addition, interest expenses increased by 31.4% from US$627,000 for the nine months ended September 30, 2005 to US$824,000 for the nine months ended September 30, 2006. The increase in interest expenses was primarily attributable to cash advances from Melco for our daily operations. We had a US$620,000 foreign exchange loss for the nine months ended September 30, 2005 primarily resulting from foreign exchange transaction losses on H.K. dollar payables, compared to a US$155,000 foreign exchange gain for the nine months ended September 30, 2006. Our other non-operating income increased from US$42,000 for the nine months ended September 30, 2005 to US$168,000 for the nine months ended September 30, 2006.

Income tax (expense) credit

We had an income tax expense of US$406,000 for the nine months ended September 30, 2005, compared to an income tax credit of US$1.6 million for the nine months ended September 30, 2006 because of the change from positive net income in the nine months ended September 30, 2005 to a net loss in the nine months ended September 30, 2006 and a greater deferred tax credit that we benefited from in the nine months ended September 30, 2006.

Minority interest

Our share of income to minority shareholders was US$276,000 for the nine months ended September 30, 2005, compared to a share of loss to minority shareholders of US$5.0 million for the nine months ended September 30, 2006, comprising Melco’s share of our income and loss through the 20% interest in MPBL (Greater China) that it holds apart from us.

Net income (loss)

As a result primarily of the foregoing, we had a net loss of US$503,000 and US$20.5 million for the nine months ended September 30, 2005 and 2006, respectively.

Year Ended December 31, 2005 Compared to The Period from January 1, 2004 to June 8, 2004 (Predecessor Period) And The Period From June 9, 2004 to December 31, 2004 (Successor Period)

Because we acquired Mocha during 2004, the year is broken into an approximately five month predecessor period and an approximately seven month successor period in 2004. As a result, our 2005 results are not directly comparable to 2004. Apart from the difference in the length of the periods, the following items had the most significant impact on our operations.

•	The weighted average number of machines in operation was 125, 513 and 634 during the period from January 1, 2004 to June 8, 2004, the period from June 9, 2004 to December 31, 2004, and the year ended December 31, 2005, respectively.

•	Average daily net win was US$284.5, US$171.5 and US$229.1 during the period from January 1, 2004 to June 8, 2004, the period from June 9, 2004 to December 31, 2004, and the year ended December 31, 2005, respectively.

•	The increase in the number of machines and lounges resulted in increases in our revenues and cost and expenses.

•	Amortization of land use rights in 2005 of US$3.5 million relating to the Crown Macau site.

•	Amortization of intangible assets was recognized during the 2004 successor period and 2005 as a result of the acquisition of Mocha, principally relating to Mocha’s services agreements with SJM. This resulted in additional charges of US$600,000 and US$1.0 million which are included in cost of provision of services to gaming machine lounges.

•	General and administrative expenses during the successor period in 2004 also included a compensation charge of US$1.4 million related to the acquisition of shareholder loans of US$5.8 million which was advanced by Better Joy to Mocha through issuance of a convertible note. The compensation charge was recognised based on the difference between the fair value of the convertible note and the shareholder loan acquired.

Revenues

Our revenue was US$1.9 million for the period from January 1, 2004 to June 8, 2004 and US$6.1 million for the period from June 9, 2004 to December 31, 2004, compared to US$17.3 million in 2005 as a result of increases in revenues from both fees for services provided to gaming machine lounges and food, beverage and others. The increase was due primarily to the opening of two new Mocha Clubs in 2005 and increasing the number of gaming machines at the Mocha Clubs from an average of 125 for the period from January 1, 2004 to June 8, 2004 and 513 for the period from June 9, 2004 to December 31, 2004, compared to an average of 634 in 2005. The average daily net win per machine was US$284.5 for the period from January 1, 2004 to June 8, 2004 and US$171.5 for the period from June 9, 2004 to December 31, 2004, compared to US$229.1 in 2005, primarily as a result of higher utilization. With increased customer traffic at the Mocha Clubs, revenue from food, beverages and others increased similarly.

Operating costs and expenses

Our total operating costs and expenses were US$1.3 million for the period from January 1, 2004 to June 8, 2004 and US$7.0 million for the period from June 9, 2004 to December 31, 2004, compared to US$21.1 million in 2005, primarily as a result of the increases in expenses incurred as a result of the opening of additional Mocha Clubs and the amortization of land use rights for the Crown Macau site.

Provision of services to gaming machine lounges. Our expenses attributable to provision of services to gaming machine lounges were US$864,000 for the period from January 1, 2004 to June 8, 2004 and US$4.3 million for the period from June 9, 2004 to December 31, 2004, compared to US$11.3 million in 2005, primarily as a result of the opening of additional Mocha Clubs and an increase in gaming machines and the associated labor costs in connection therewith. The increase was also due to a lesser extent to an increase of depreciation of the gaming machines, of which there were a larger number due to new roll-outs, and costs in connection with the maintenance and replacement of older gaming machines.

Food, beverage and others. Our food, beverage and others expenses were US$48,000 for the period from January 1, 2004 to June 8, 2004 and US$250,000 for the period from June 9, 2004 to December 31, 2004, compared to US$596,000 in 2005, primarily as a result of the additional expenses in providing food and beverage services to the customers at new Mocha Clubs launched in 2005.

Amortization of land use rights. Amortization of land use rights expenses were nil for the period from January 1, 2004 to June 8, 2004 and US$130,000 for the period from June 9, 2004 to December 31, 2004, compared to US$3.5 million in 2005. We amortized land use rights in connection with the land for the Crown Macau project, which we obtained in December 2004. The amortization of land use rights was for a full year in 2005.

General and administrative. Our general and administrative expenses were US$197,000 for the period from January 1, 2004 to June 8, 2004 and US$2.0 million for the period from June 9, 2004 to December 31, 2004, compared to US$4.4 million in 2005, primarily as a result of an increase in maintenance costs for the Mocha Clubs because of the addition of new locations, an increase in salary expense from the addition of personnel for our general and administrative function as we expanded our business and an increase in professional services fees.

Selling and marketing. Our selling and marketing expenses were US$81,000 for the period from January 1, 2004 to June 8, 2004 and US$166,000 for the period from June 9, 2004 to December 31, 2004, compared to US$534,000 in 2005, primarily due to an increase in marketing and promotion expenses that we incurred in 2005 to grow the Mocha brand and to promote the new and existing Mocha Clubs.

Pre-opening costs

Our pre-opening costs were US$96,000 for the period from January 1, 2004 to June 8, 2004 and US$199,000 for the period from June 9, 2004 to December 31, 2004, compared to US$730,000 in 2005,

primarily as a result of pre-opening expenses, such as ground breaking ceremonies, and advertising and marketing, incurred in connection with the development of the Crown Macau and City of Dreams. We did not incur any pre-opening expenses in connection with those projects in 2004 and pre-opening expenses incurred in connection with Mocha remained relatively stable from 2004 to 2005.

Non-operating income (expenses)

Non-operating income (expenses) consist of interest income and expenses and net foreign exchange gain and loss as well as other non-operating income. We did not receive any interest income nor incur any interest expense for the period from January 1, 2004 to June 8, 2004 and for the period from June 9, 2004 to December 31, 2004. However, we received interest income of US$2.5 million in 2005, which was offset by the US$2.0 million interest expense we incurred. We also had a US$570,000 net foreign exchange loss in 2005 primarily as result of foreign exchange transaction losses on H.K. dollar payables. We incurred such losses due to differences in the H.K. dollar/U.S. dollar exchange rate on the date such payables were recorded and the date we exchanged U.S. dollars into H.K. dollars to pay such payables.

Income tax (expense) credit

Our income is subject to a Macau complementary tax at 12%. We had income tax expense of US$26,000 for the period from January 1, 2004 to June 8, 2004 and US$37,000 for the period from June 9, 2004 to December 31, 2004, as compared to a US$91,000 tax credit that we received in 2005, due to a greater deferred tax credit that we benefited from in 2005.

Minority interest

Our minority interests were nil for the period from January 1, 2004 to June 8, 2004 and US$91,000 for the period from June 9, 2004 to December 31, 2004, compared to US$308,000 in 2005, primarily as a result of the increase in Mocha’s profits and the resulting increase in the share of Mocha’s profits attributable to minority shareholders.

Net income (loss)

As a result primarily of the foregoing, we had a net income of US$494,000 for the period from January 1, 2004 to June 8, 2004, a net loss of US$1.0 million for the period from June 9, 2004 to December 31, 2004 and a net loss of US$3.3 million in 2005, respectively.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Historical result for the period from January 1, 2004 to June 8, 2004 (predecessor)	Historical result for the period from June 9, 2004 to December 31, 2004 (successor)	Historical result for the year ended December 31, 2005 (successor)	Historical result for the nine months ended September 30, 2005 (successor)	Historical result the nine months ended September 30, 2006 (successor)
	(in thousands of US$)
Net cash provided by (used in) operating activities	$557	$2,217	$4,284	$4,225	$(4,606)
Net cash used in investing activities	(6,445)	(5,475)	(181,258)	(153,602)	(127,235)
Net cash provided by financing activities	8,267	8,795	191,206	159,399	119,372

Net increase (decrease) in cash and cash equivalents	2,379	5,537	14,232	10,022	(12,469)
Cash and cash equivalents at beginning of period	386	—	5,537	5,537	19,769

Cash and cash equivalents at end of period	$2,765	$5,537	$19,769	$15,559	$7,300

Operating activities

Our net cash provided by operating activities was US$4.2 million for the nine months ended September 30, 2005, compared to the US$4.6 million net cash used in operating activities for the nine months ended September 30, 2006, primarily due to a much smaller net loss of US$503,000 that we incurred in the nine months ended September 30, 2005 compared to the net loss of US$20.5 million that we incurred in the nine months ended September 30, 2006, and was offset by an increase in a major non-cash item, depreciation and amortization of US$5.2 million that we provided in the nine months ended September 30, 2005 compared to a depreciation and amortization of US$15.4 million that we incurred in the nine months ended September 30, 2006. Our net cash provided by operating activities totaled US$4.3 million in 2005, compared to US$2.2 million in the period from June 9, 2004 to December 31, 2004, and US$557,000 in the period from January 1, 2004 to June 8, 2004. The primary reason for the increase was the greater revenue generated from additional Mocha Clubs and gaming machines. For the period January 1, 2004 to June 8, 2004, we had an average of 125 gaming machines. For the period from June 9, 2004 to December 31, 2004 and 2005, the average number of gaming machines increased to 513 and 634, respectively. Cash provided by operating activities represented only a small amount of our cash flows in relation to our cash flows from investing and financing activities due to the size of our development projects.

Delays or cost overruns in the completion of any of our casino resort projects would adversely affect our ability to generate operating revenue at the times and in the amounts we anticipate, increase our financing and other costs for the project and increase the depreciation and amortization charges we incur due to increased construction costs and capitalized fees and finance costs. See “Risk Factors—Risks Relating to Our Early Stage of Development—We may require more debt or equity financing, which could require us to incur substantial additional indebtedness or sell equity securities. Our ability to obtain additional financing may be limited, which could delay or prevent the opening of one or more of our projects.”

Investing activities

Crown Macau. We have currently budgeted that the total cost of developing and constructing the Crown Macau to the point of opening will be approximately US$512.6 million, which includes the value of land for the project site contributed to us in kind, land premium costs and anticipated construction costs, FE&E, pre-opening expenses, capitalized fees and finance costs and initial working capital requirements. As of September 30, 2006, we had spent approximately US$260.3 million of the budgeted project costs, primarily for design and construction fees to Paul Y. Construction and for land premium, including costs attributable to the value of the land for the site that was contributed to us. Construction projects like ours commonly involve significantly larger expenditures at the later stages of construction. Accordingly, we expect that our cash requirements for construction and other costs, including debt service on the substantial debt we expect to incur, will increase significantly as we approach completion of our Crown Macau project and other projects. We anticipate funding the remaining budgeted costs of construction and development from a combination of borrowings under the Great Wonders Project Facility described below and part of the net proceeds from this offering. For more information, see “Use of Proceeds” and “—Financing Activities”.

We expect the funds provided from the Great Wonders Project Facility and from this offering to be sufficient to finance the remaining costs of construction and development of Crown Macau, assuming there are no significant delay costs or construction overruns. If we incur significant cost overruns at the Crown Macau project, we may need to arrange for additional financing to pay for these costs. Our ability to incur additional debt will be limited under the Great Wonders Project Facility and the anticipated City of Dreams Project Facility as well as the terms of MPBL Gaming’s subconcession. As a result, we may not be able to incur additional debt to complete development of the Crown Macau without the consent of the lenders under the facility agreements or of the Macau government.

City of Dreams. We have currently budgeted that the total cost of constructing and developing the City of Dreams to the point of opening will be approximately US$2.1 billion, which includes anticipated land and construction costs, FF&E, pre-opening expenses, capitalized fees and finance costs and initial working capital requirements. As of September 30, 2006, we had spent approximately US$166.0 million of the budgeted project costs, primarily for the land costs and land premium, construction costs and design and consultation fees. We plan to fund the remaining budgeted costs of construction and development from a combination of the following sources:

•	borrowings from the US$1.6 billion City of Dreams Project Facility, for which we have signed a commitment letter (subject to certain conditions) with certain banks as arrangers; and

•	part of the net proceeds from this offering.

For more information, see “Use of Proceeds” and “—Financing Activities.”

Macau Peninsula Site. We are in the process of acquiring the Macau Peninsula site, which is an approximately 6,480 square meter (1.6 acres) site on the shoreline of the Macau peninsula near the Macau Ferry Terminal. The acquisition price is HK$1.5 billion (US$192.3 million), of which we have paid a deposit of HK$100 million (US$12.9 million). We expect to pay a land premium of HK$150 million (US$19.2 million) to the Macau government. Our purchase of the Macau Peninsula site remains subject to important conditions which may not be met and some of which are in the control of third parties unrelated to us, including, among other conditions, governmental approvals such as an extension by the Macau government of the deadline for completion of development on the site. We are considering our development plans for the Macau Peninsula site and currently contemplate that we would develop it into a mixed-use casino and hotel facility targeted primarily at day-trip gaming patrons. Based on preliminary estimates and conceptual designs, the total project costs for the Macau Peninsula project is currently budgeted at a range of approximately US$650 million to US$700 million, which includes anticipated land and construction costs, land premium costs, FF&E, pre-opening expenses, capitalized fees and finance costs, cage cash and initial working capital requirements.

Macau Gaming Subconcession. In September 2006, MPBL Gaming obtained a gaming subconcession from the Macau government under the concession granted to Wynn Macau. PBL signed an agreement with Wynn Macau under which US$900 million was payable to Wynn Macau upon the issuance by the Macau government of the subconcession to MPBL Gaming. Of this amount, US$100 million was initially placed on deposit with a third party escrow agent. Upon the successful granting of the subconcession to MPBL Gaming, MPBL Gaming released the US$100 million deposit and remitted the remaining payment to Wynn Macau. The US$500 million loan incurred by MPBL Gaming under the Subconcession Facility became part of our consolidated indebtedness when control of MPBL Gaming was transferred to us in October 2006. We expect to repay the entire US$500 million drawn under the Subconcession Facility and any fees and interest incurred in connection with this facility with the net proceeds of this offering. For more information, see “Use of Proceeds” and “—Financing Activities.”

Mocha Clubs. We intend to expand the Mocha Clubs business by adding new Mocha Club locations and additional gaming machines to our existing locations during the next several years. Funding of this expansion is expected to be provided by operating cash flow to the extent available.

Financing Activities

Shareholder Loans and Contributions. As of the date of this prospectus, Melco and PBL have made equity contributions to us and our subsidiaries totaling approximately US$818 million in cash and non-cash, including funding indirectly provided to MPBL Gaming to provide US$400 million of the US$900 million paid to Wynn Macau upon the granting of the subconcession. Melco and PBL have also made contributions in the form of shareholder loans. As of the date of this prospectus, we have outstanding approximately US$186 million of shareholder loans from Melco and PBL.

No fees or proceeds will be payable to PBL and Melco in return for their contributions to us or our subsidiaries and their future economic interest in us is solely based on their share ownership in forming our company.

Great Wonders Project Facility. On February 13, 2006, our subsidiary, Great Wonders, entered into a two-tranche HK$1,280 million (US$164.1 million) term loan facility with lenders led by Bank of China Limited, Macau Branch, and Banco Nacional Ultramarino, S.A. to finance the construction of the Crown Macau. PBL and Melco are currently negotiating with the lenders under this facility regarding amendments that would take effect upon the corporate reorganization contemplated in connection with MPBL Gaming obtaining the subconcession. Our subsidiary MPBL (Greater China) currently guarantees all the obligations of Great Wonders arising under the Great Wonders Project Facility, and such guarantee will be replaced by our guarantee. As of October 31, 2006, we had not drawn down on the Great Wonders Project Facility.

The maturity date of the loans under this facility is February 13, 2013 and the applicable interest rate on the loans is the Hong Kong Interbank Offered Rate, or HIBOR, plus 2.2% per annum. As of September 30, 2006, no loans had been drawn and the full commitment amount is available for use by Great Wonders until the earlier of February 13, 2008 and the date falling three months after the issuance of the occupation permit of the Crown Macau by the Macau government. For more information, see “Description of Our Indebtedness—Great Wonders Project Facility”.

Subconcession Facility and City of Dreams Project Facility. On September 4, 2006, MPBL Gaming entered into the US$500 million Subconcession Facility with lenders led by Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital and Deutsche Bank AG, Hong Kong Branch, to pay a portion of the purchase price due to Wynn Macau upon the Macau government’s approval of the issuance of a gaming subconcession to MPBL Gaming. MPBL Gaming along with Melco and PBL, has also entered a commitment letter (subject to certain conditions and finalization of certain material terms) with those same lenders as arrangers for the US$1.6 billion City of Dreams Project Facility to finance the development costs of the City of Dreams project and, if not already refinanced by the time of the first drawing under the City of Dreams Project Facility, to refinance any amounts still outstanding under the Subconcession Facility. The Subconcession Facility was drawn and used to pay US$500 million of the US$900 million due to Wynn Macau in September 2006 upon the issuance of the subconcession to MPBL Gaming. The US$500 million indebtedness from the Subconcession Facility became part of our consolidated debt upon the transfer of control of MPBL Gaming to us in October 2006 and will be repaid from part of the net proceeds of this offering. For more information, see “Description of Our Indebtedness— Subconcession Facility and City of Dreams Project Facility.”

Macau Peninsula Site. We are negotiating with prospective lenders to arrange financing for the acquisition and development of the Macau Peninsula site.

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.

Sources and Uses

Our current funding sources and uses are set forth in the table below:

Funding Uses	(US$m)		Funding Sources	(US$m)
Crown Macau Project	$252.3	(1)	Great Wonders Project Facility	$164.1
City of Dreams Project	1,983.2	(2)	City of Dreams Project Facility	1,600.0
Macau Peninsula Project	662.1	(3)	Expected proceeds from this offering	1,062.3	(4)
Mocha Clubs Expansion	24.0		Others	609.2	(6)
Repayment of Subconcession Facility	514.0	(5)

TOTAL FUNDING USES	$3,435.6		TOTAL FUNDING SOURCES	$3,435.6

(1)	Total project budget is US$512.6 million of which US$260.3 million had been spent as of September 30, 2006.
(2)	Total project budget is US$2.1 billion of which US$166.0 million had been spent as of September 30, 2006.
(3)	Based on preliminary estimates and conceptual designs using the midpoint of a total project budget of approximately US$650 million to US$700 million, of which US$12.9 million had been spent as of September 30, 2006, which is related to the deposit for the acquisition of the land.
(4)	After deducting the estimated underwriting discounts, commissions and estimated offering expenses payable by us.
(5)	Represents the US$500 million loan drawn under the Subconcession Facility, including estimated tax, interest fees and other expenses that are expected to have accrued at the time of repayment.
(6)	Others include funding sources from potential future issuances of debt or equity or future operating cash flow.

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our operating cash flow, existing cash balances, proceeds from this offering and additional financings.

Indebtedness and Contractual Obligations

Our total long-term indebtedness and other known contractual obligations are summarized below as of December 31, 2005.

	Payments due by period
	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
	(in millions of US$)
Contractual obligations
Long-term debt obligations:(1)	$—	$—	$—	$—	$—
Capital (finance) lease obligations:(2)	—	—	—	—	—
Operating lease obligations:
Land premium, guarantee deposit and rent payable for Crown Macau land:(3)	3.4	10.6	0.3	3.4	17.7
Land premium, guarantee deposit and rent payable for City of Dreams land:(4)	0.6	38.9	24.0	21.7	85.2
Leases for office space as recruitment and training center in Macau and Mocha Clubs locations	1.6	3.1	0.8	—	5.5
Other contractual commitments:(5)	150.2	30.0	—	—	180.2

Total	$155.8	$82.6	$25.1	$25.1	$288.6

(1)	Excludes the working capital loans provided by Melco and PBL, which had outstanding balances as of December 31, 2005 of US$94.6 million and nil, respectively.
(2)	Capital lease obligations due within one year and after one year are US$3,000 and US$8,000, respectively, as of December 31, 2006.
(3)	As of December 31, 2005, Great Wonders had accepted a formal offer from the Macau government to acquire the land for the Crown Macau site for US$18.6 million and the corresponding unpaid amount of US$12.4 amount is recognized in accrued expenses and other current liabilities and land use rights payable amounted to US$3.1 million and US$9.3 million, respectively.
(4)	Melco Hotels was offered a grant of a medium-term lease of 25 years for the City of Dreams site for approximately MOP 509 million (US$63.2 million) by the Macau government in April 2005. Melco Hotels accepted the offer of grant in May 2005. The total payment obligation under this lease was US$63.2 million as of December 31, 2005.
(5)	On November 24, 2004, Great Wonders entered into a construction contract with Paul Y. Construction for the design and construction of the Crown Macau project. The total remaining payment obligation under this contract was US$150.2 million as of December 31, 2005.

Our total long-term indebtedness and other known contractual obligations are summarized below as of September 30, 2006.

	Payments due by period
	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
	(in millions of US$)
Contractual obligations
Long-term debt obligations:(1)	$—	$—	$—	$—	$—
Capital (finance) lease obligations:(2)	—	—	—	—	—
Operating lease obligations:
Rent payable for Crown Macau land	0.1	0.3	0.3	3.4	4.1
Land premium, guarantee deposit and rent payable for City of Dreams land(3)	27.1	12.3	12.5	33.4	85.3
Leases for office space as recruitment and training center and Mocha Clubs locations	2.7	5.3	3.3	6.9	18.2
Other contractual commitments:(4)	164.0	17.3	1.8	—	183.1

Total	$193.9	$35.2	$17.9	$43.7	$290.7

(1)	Excludes the working capital loans provided by Melco and PBL, which had outstanding balances of US$86.4 million and US$53.5 million, respectively, as of September 30, 2006. On November 14, 2006, we have repaid $25 million to Melco and PBL in equal proportions. Further, both Melco and PBL agreed to convert the remaining working capital loan of approximately $114 million into a term loan repayable in no earlier than 18 months carrying interest at a floating rate set in accordance with 3 months HIBOR.
(2)	Capital lease obligations due within one year and after one year are US$7,000 and US$10,000, respectively, as of September 30, 2006.
(3)	Melco Hotels was offered a grant of a medium-term lease of 25 years for the City of Dreams site for approximately MOP 509 million (US$63.2 million) by the Macau government in April 2005. Melco Hotels accepted the offer of grant in May 2005. The total payment obligation under this lease was US$63.2 million as of September 30, 2006.
(4)	On November 24, 2004, Great Wonders entered into a construction contract with Paul Y. Construction for the design and construction of the Crown Macau project. The total remaining payment obligation under this contract was US$148.9 million as of September 30, 2006.

On February 13, 2006, we obtained the HK$1,280 million (US$164.1 million) Great Wonders Project Facility to finance the Crown Macau project. As of September 30, 2006, the Great Wonders Project Facility had not been drawn. See “Description of Our Indebtedness—Great Wonders Project Facility.”

The US$500 million Subconcession Facility was entered into and drawn to pay part of the US$900 million due to Wynn Macau in September 2006 upon the issuance of the subconcession to MPBL Gaming. The US$500 million indebtedness from the Subconcession Facility became part of our consolidated debt upon the transfer of control of MPBL Gaming to us in October 2006 and will be repaid from the net proceeds of this offering. See “Description of Our Indebtedness—Subconcession Facility and City of Dreams Project Facility.”

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Restrictions on Distributions

We are a holding company with no material operations of our own. Our assets consist, and will continue to consist, of our shareholdings in our subsidiaries. Our subsidiaries’ current and future financing facilities will restrict our subsidiaries’ ability to pay dividends to us and any financings we may enter into will likely restrict our ability to pay dividends to our shareholders. For example, our subsidiary MPBL Gaming and Melco Hotels will be subject to certain restrictions on paying dividends under the City of Dreams Project Facility. There is a blanket prohibition on paying dividends during the construction phase of the City of Dreams project. Upon completion of the construction of the City of Dreams, MPBL Gaming and Melco Hotels will only be able to pay dividends if they satisfy certain financial tests and conditions.

Distribution of Profits

All of our subsidiaries incorporated in Macau are required to set aside a minimum of 10% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the statement of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the financial statements in the year in which it is approved by the board of directors of the subsidiaries. As of June 8, 2004 (predecessor), December 31, 2004 and 2005, the balance of the reserve amounted to US$2,000 in each of those periods. As of September 30, 2006, the balance of the reserve amounted to US$2,000.

Inflation

We believe that inflation and changing prices have not had a material impact on our revenues or income from operations during the past year. Increased costs of labor, materials and energy in Macau may adversely affect the future costs of construction of our projects. We may not be able to protect ourselves from the risks of these increases through fixed or maximum price terms in our construction contracts or otherwise.

Quantitative and Qualitative Disclosure about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We believe our and our subsidiaries’ primary exposure to market risk will be interest rate risk associated with our substantial future indebtedness.

Interest Rate Risk

We do not currently have significant debt outstanding and we have not entered into any derivatives or other transactions to hedge interest rate risk. Under our credit facilities to finance the development of our projects we will incur substantial indebtedness which will bear interest at floating rates based on HIBOR. Accordingly, we are subject to fluctuations in HIBOR. We expect our lenders under the credit facilities to require us to partly hedge our floating rate debt through interest rate swaps, caps or other derivatives transactions. We will also hedge our exposure to floating interest rates in a manner we deem prudent. Interests in security we provide to the lenders under our credit facilities, or other security or guarantees, may be required by the counterparties to our hedging transactions, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.

Foreign Exchange Risk

The Hong Kong dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. The Hong Kong dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the Hong Kong dollar. Although we will have certain expenses and revenues denominated in Patacas in Macau, our revenues and expenses will be denominated predominantly in Hong Kong dollars and in connection with most of our indebtedness and certain expenses, U.S. dollars. We cannot assure you that the current peg or linkages between the U.S. dollar, Hong Kong dollar and Pataca will not be broken or modified. See “Risk Factors—Any fluctuation in the value of the H.K. dollar, U.S. dollar or the Pataca may adversely affect our expenses and profitability.” We and our subsidiaries do not engage in hedging transactions with respect to foreign exchange risk.

Construction Materials Risk

The development of our projects involves substantial capital expenditure and requires long periods of time to generate the necessary returns. Our business will continue to be subject to significant expenses before and after the commencement of commercial operation of our projects. Prior to the completion of our development projects, our cost will be primarily driven by expenses attributable to the construction contracts we have with Paul Y. Construction for the Crown Macau project and that we intend to enter into for the City of Dreams and Macau Peninsula projects. Although we have implemented measures to maintain the agreed development costs within budget, for example, by controlling all the sub-contractor costs for the Crown Macau and may have similar cost control arrangements in the construction contracts for the City of Dreams and Macau Peninsula projects, the actual expenses attributable to the construction contracts may increase. In addition, the cost of construction materials or equipment could increase prior to our entering into the construction contracts.

Credit Risk

We will conduct our table gaming activities at our casinos on a limited credit basis as well as a cash basis. It is a common practice in Macau for junket operators or promoters to bear the responsibility for issuing and subsequently collecting credit. While we expect that most of our gaming credit play will be via junket operators and promoters, who will therefore bear this credit risk, we may also grant gaming credit directly to certain customers. We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau. As most of our gaming customers are expected to be visitors from other jurisdictions, principally Hong Kong and the PRC, we may not have access to a forum in which we will be able to collect all of our gaming receivables. The collectibility of receivables from international customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. We intend to conduct credit evaluations of customers and generally do not require collateral or other security from our customers. We intend to establish an allowance for doubtful receivables primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. In the event a customer has been extended credit and has lost back to us the amount borrowed and the receivable from that customer is still deemed uncollectible, Macau gaming tax will still be payable.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information is derived from our historical consolidated financial statements included elsewhere in this prospectus. It should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated statements of operations for the fiscal year ended December 31, 2005 and the nine months ended September 30, 2006 and the unaudited pro forma condensed consolidated balance sheet as of September 30, 2006 have been prepared by our management based on our historical consolidated balance sheet as of September 30, 2006 and our historical consolidated statement of operations for the fiscal year ended December 31, 2005 and the nine months ended September 30, 2006. These pro forma adjustments were made to give effect to events that are (1) directly attributable to the obtaining of the subconcession as described in “Related Party Transactions—Transfer of Control of MPBL Gaming,” (2) expected to have a continuing impact on us, and (3) factually supportable. The pro forma consolidated statements of operations were prepared as if the obtaining of the subconcession had occurred on January 1, 2005 for the fiscal year ended December 31, 2005 and nine months ended September 30, 2006, and the pro forma consolidated balance sheet has been prepared as if that event had occurred on September 30, 2006.

The unaudited pro forma condensed consolidated financial information reflects pro forma adjustments that are described in the accompanying notes and is based on currently available information and assumptions that we believe provide a reasonable basis for presenting the significant effects of the obtaining of the subconcession. We have made, in our opinion, adjustments that are necessary to present fairly the pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and does not purport to represent what our actual results of operations or financial position would have been had the transaction been consummated on the dates indicated and does not purport to be indicative of our financial position as of any future data or our results of operations for any future period.

The following table shows our unaudited pro forma condensed consolidated balance sheet as of September 30, 2006.

	The Company (Consolidated)	Pro Forma Adjustment	Explanatory Notes	Pro Forma for the Transaction
	(In thousands of U.S. dollars)
Assets
Current assets	$37,424	$—		$37,424
Property and equipment, net	177,094	—		177,094
Intangible assets, net	3,416	—		3,416
Goodwill	64,797	—		64,797
Gaming subconcession	—	900,000	(1)	900,000
Debt issuance costs	—	11,475	(3)	11,475
Deposit for acquisition of land interest	12,821	—		12,821
Land use rights, net	338,233	—		338,233
Other non-current assets	2,303	—		2,303

Total	$636,088	$911,475		$1,547,563

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable, accrued expenses and other current liabilities	63,158	—		63,158
Amounts due to shareholders	139,881	11,475	(3)	151,356

Total current liabilities	203,039	11,475		214,514

Deferred tax liabilities	13,538	—		13,538
Capital lease obligations, due after one year	10	—		10
Land use rights payable	37,449	—		37,449
Bank loan	—	500,000	(2)	500,000
Minority interests	13,846	(13,846)	(5)	—
Shareholders’ equity	368,206	413,846	(4)(5)	782,052

Total	$636,088	$911,475		$1,547,563

(1)	Consideration for the subconcession paid by MPBL Gaming.

(2)	Consolidation of the indebtedness reflecting MPBL Gaming’s Subconcession Facility used to finance part of the US$900 million payment made to Wynn Macau upon the issuance of the subconcession.

(3)	Consolidation of the deferred issuing costs of US$11.5 million relating to the Subconcession Facility advanced by PBL and Melco.

(4)	Capitalization of the subordinated debt of US$320 million advanced to MPBL Gaming by Melco and PBL as shareholders’ equity, the subscription of shares of MPBL Gaming of US$80 million by PBL and the reduction of minority interest as a result of the transfer of the Mocha Club assets and business and the holding subsidiaries for Crown Macau and City of Dreams projects (“Macau Gaming Business”) from MPBL (Greater China), which is 20% owned by Melco, to MPBL Gaming, amounted to US$13.8 million.

(5)	Reduction of our minority interest as a result of the transfer to MPBL Gaming of the Macau Gaming Business previously held through MPBL (Greater China), which is 20% owned by Melco.

The following table shows our unaudited pro forma condensed consolidated statement of operations for the fiscal year ended December 31, 2005.

	The Company	Pro Forma Adjustment	Explanatory Notes	Pro Forma for the Transaction
	(In thousands of U.S. dollars, except per share data)
Revenue
Fees for services provided to gaming machine lounges of affiliated customer	$16,433	(16,433)	(1)	$—
Fees for services provided to gaming machine lounges of external customers	136	—		136
Slot lounge gaming revenue	—	53,010	(1)	53,010
Food, beverage and others	759	—		759

Total revenue	17,328	36,577		53,905

Operating costs and expenses
Provision of services to gaming machine lounges	(11,255)	1,029	(2)	(10,226)
Slot lounge operating expense	—	(20,674)	(1)	(20,674)
Food, beverage and others	(596)	—		(596)
Amortization of land use rights	(3,535)	—		(3,535)
Impairment loss recognized on slot lounges services agreement	—	(9,694)	(2)	(9,694)
Amortization of subconcession rights	—	(56,842)	(2)	(56,842)
General and administrative	(4,400)			(4,400)
Selling and marketing	(534)	—		(534)
Pre-opening costs	(730)	—		(730)

Total operating costs and expenses	(21,050)	(86,181)		(107,231)

Operating loss	(3,722)	(49,604)		(53,326)

Non-operating income (expenses)
Interest income	2,516	—		2,516
Interest expenses	(2,028)	(44,953)	(3)	(46,981)
Foreign exchange gain, net	(570)	—		(570)
Other, net	146	—		146

Total non-operating (expenses) income	64	(44,953)		(44,889)

Loss before income tax	(3,658)	(94,557)		(98,215)
Income tax credit	91	—		91

Loss before minority interests	(3,567)	(94,557)		(98,124)
Minority interests	308	(987)	(4)	(679)

Net loss	$(3,259)	$(95,544)		$(98,803)

Loss per share:
Basic	$(0.006)			$(0.189)

Shares used in loss per share calculation:
Basic	522,945,205			522,945,205

(1)	The reduction of service fees from SJM of US$16.4 million and increase in gaming revenue and gaming taxes of US$53 million and US$20.7 million, respectively, for the year ended December 31, 2005, assuming we had operated the gaming business in Macau with the subconcession right and had terminated the service agreements with SJM on January 1, 2005. Prior to the termination of the service agreements with SJM, we recorded the service fees based on 31% of the gaming machine win. With the subconcession right, we are able to operate our gaming business in Macau and are entitled to retain all of the gaming machine win at the Mocha Clubs, but are subject to Macau taxes and other government dues currently totaling 39% of gaming machine win.

(2)	Assuming we had terminated the service agreements with SJM and had started operating our own gaming machines lounges as of January 1, 2005, an impairment loss on the intangibles relating to these service agreements of US$9.7 million and the amortization on the subconcession of US$56.8 million would have been recognized as operating costs for the year ended December 31, 2005. In addition, the amortization on the intangibles relating to the service agreements with SJM of US$1 million would not have been recognized for the year ended December 31, 2005.
(3)	The increase in interest expenses of US$45 million resulted from the Subconcession Facility of US$500 million used by MPBL Gaming to obtain the subconcession from Wynn Macau, including amortization of deferred financing cost of US$3 million for the fiscal year ended December 31, 2005, assuming the Subconcession Facility of US$500 million had been fully drawn down as of January 1, 2005.
(4)	The decrease in share of loss of the Macau Gaming Business held by Melco for the fiscal year ended December 31, 2005, assuming the transfer of the Macau Gaming Business from MPBL (Greater China) to MPBL Gaming had occurred on January 1, 2005.

The following table shows our unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2006

	The Company	Pro Forma Adjustment	Explanatory Notes	Pro Forma for the Transaction
	(In thousands of US dollars, except per share data)
REVENUE
Fees for services provided to gaming machine
lounges of affiliated customer	$16,276	(16,276)	(1)	$—
Slot lounge gaming revenue	1,273	52,503	(1)	53,776
Food, beverage and others	655	—		655

Total revenue	18,204	36,227		54,431

Operating costs and expenses
Provision of services to gaming machine lounges	(16,289)	1,216	(2)	(15,073)
Slot lounge operating expense	(1,154)	(20,476)	(1)	(21,630)
Food, beverage and others	(499)	—		(499)
Amortization of land use rights	(8,081)	—		(8,081)
Amortization of gaming subconcession	—	(42,632)	(2)	(42,632)
Impairment loss recognized on slot lounges services agreement	(7,640)	7,640	(2)	—
General and administrative	(4,808)	—		(4,808)
Selling and marketing	(2,291)	—		(2,291)
Pre-opening costs	(4,370)	—		(4,370)

Total operating costs and expenses	(45,132)	(54,252)		(99,384)

Operating loss	(26,928)	(18,025)		(44,953)

Non-operating income (expenses)
Interest income	326	—		326
Interest expenses	(824)	(33,689)	(3)	(34,513)
Foreign exchange gain, net	155	—		155
Other, net	168	—		168

Total non-operating expenses	(175)	(33,689)		(33,864)

Loss before income tax	(27,103)	(51,714)		(78,817)
Income tax credit	1,602	—		1,602

Loss before minority interest	(25,501)	(51,714)		(77,215)
Minority interests	5,015	(4,931)	(4)	84

Net loss	$(20,486)	$(56,645)		$(77,131)

Loss per share:
Basic	$(0.041)			$(0.153)

Shares used in loss per share calculation:
Basic	503,663,004			503,663,004

(1)	The reduction of service fee from SJM of US$16.3 million and increase in gaming revenue and gaming taxes of US$52.5 million and US$20.5 million, respectively, for the nine months ended September 30, 2006, assuming we had operated the gaming business in Macau with the subconcession right and had terminated the service agreements with SJM on January 1, 2005. Prior to the termination of the service agreements with SJM, we recorded the service fees based on 31% of the gaming machine win. With the subconcession right, we are able to operate our gaming business in Macau and are entitled to retain all of the gaming machine win at the Mocha Clubs, but are subject to Macau taxes and other government dues currently totaling 39% of gaming machine win.

(2)	Assuming we had terminated the service agreements with SJM and had started operating our own gaming machines lounges as of January 1, 2005, an impairment loss on the intangibles relating to these service agreements would have been recorded in 2005 instead of 2006. In addition, the amortization on the subconcession of US$42.6 million would have been recognized as operating costs and the amortization on the intangibles relating to the service agreements with SJM of US$1.2 million would not have been recognized for the nine months ended September 30, 2006.
(3)	The increase in interest expenses of US$33.7 million resulting from the Subconcession Facility of US$500 million used by MPBL Gaming to obtain the subconcession in Macau, including amortization of deferred financing costs of US$2.2 million for the nine months ended September 30, 2006, assuming the Subconcession Facility of US$500 million had been fully drawn down as of January 1, 2005.
(4)	The decrease in share of loss of the Macau Gaming Business held by Melco for the nine months ended September 30, 2006, assuming Melco contributed its 20% interest in MPBL (Greater China) to us and the transfer of the Macau Gaming Business from MPBL (Greater China) to MPBL Gaming had occurred on January 1, 2005.

OUR INDUSTRY

Macau Gaming Market Overview

In 2005 and the nine months ended September 30, 2006, Macau generated approximately US$5.7 billion and US$4.9 billion of gaming revenue, respectively, compared to the US$5.9 billion and US$4.8 billion of gaming revenue (excluding sports book and race book), respectively generated on the Las Vegas Strip, and the US$5.0 billion and US$4.0 billion (excluding sports book and race book), respectively, generated in Atlantic City. Gaming revenue in Macau has increased at a five-year CAGR from 2000 to 2005 of 23.0% compared to CAGRs of 4.9% and 3.1% for the Las Vegas Strip and Atlantic City (excluding sports book and race book), according to the DICJ, the Nevada Gaming Control Board and the New Jersey Casino Control Commission. Macau benefits from its proximity to one of the world’s largest pools of existing and potential gaming patrons and is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming. Macau is located in the Pearl River Delta region of China, and is approximately an hour away from approximately 6.9 million people in Hong Kong via a 24-hour hydrofoil ferry system. All of the main population centers of China, as well as Taiwan, Japan, Korea, Thailand, Malaysia, Singapore, Indonesia and the Philippines lie within an approximately 2,500 mile radius of Macau. According to the Economic Intelligence Unit, these countries had a total population of almost two billion people in 2005, with China alone representing approximately 1.3 billion people.

Visitation to Macau increased at a CAGR between 2000 and 2005 of 15.4% to 18.7 million visitors and at a growth rate of 15.4% from 13.8 million visitors for the nine months ended September 30, 2005 to 15.9 million for the nine months ended September 30, 2006 according to the Macau Statistics and Census Services. We believe that visitation and gaming revenue growth for the Macau market have been driven by and will continue to be driven by a combination of factors, including:

•	proximity to major Asian population centers;

•	liberalization of travel restrictions in China under China’s “Facilitated Individual Travel Scheme,” enabling greater numbers of Chinese citizens from more provinces to visit Macau individually without being in a tour group (as was required previously), and liberalization of currency restrictions to permit Chinese citizens to take significantly larger sums of foreign currency out of China when they travel;

•	increasing regional wealth, leading to a large and growing middle class with more disposable income;

•	planned infrastructure improvements such as an expanded and upgraded airport, new roads, tunnels and bridges and additional ferry access, which are expected to facilitate more convenient travel to and within Macau; and

•	an increasing supply of better quality casino, hotel and entertainment offerings as evidenced by the strong reception to the opening of new casinos such as the Sands Macao and Wynn Macau.

In conjunction with these factors, we believe that Macau is undergoing a transition from a gaming-focused market into a leisure destination offering a greater breadth of gaming and non-gaming entertainment options and amenities. We believe that this development should help to drive further growth in consumer demand and visitation to Macau, particularly from the emerging mass market segment. Historically, Macau has catered primarily to high-end patrons who generally play at baccarat tables requiring large minimum bets. The development of Las Vegas style casinos, which offer a broader gaming and entertainment experience to mass market players, should enable additional revenue opportunities from a larger demographic base. We believe that the build-out of world-class facilities in Macau should help to make Macau a more attractive destination for longer multi-day stays for various customer segments, including families. At the same time, we believe that Macau will continue to support an active market for day-trip visitors from locations such as Hong Kong and Guangdong Province.

Market Growth

Proximity to Major Asian Population Centers. Macau is located in the Pearl River Delta region of China, close to Hong Kong and some of the most populous and prosperous areas in southern China, as well as Taiwan and other Asian markets. Gaming customers can reach Macau in a relatively short period of time using various means of transportation, for example, by car or bus from Guangdong province, by hydrofoil ferry and helicopter from Hong Kong and by air from elsewhere in China and other Asian countries. The relatively easy access from major population centers facilitates Macau’s development as a popular gaming destination in Asia. Macau completed construction of an international airport in 1995 that provides regularly scheduled direct air service to many major cities in Asia, such as Shanghai, Beijing, Taipei, Singapore, Bangkok and Manila, and through those cities, links to numerous other Asian destinations.

Until 2002, the dominant feeder market to Macau was Hong Kong. Although the number of visitors from Hong Kong continued to exhibit steady growth between 2000 and 2005, the number of visitors from China increased at a CAGR of 35.7%, rising from 2.3 million in 2000 to 10.5 million in 2005. The number of visitors from China comprised approximately 55.9% of the 18.7 million visitors to Macau in 2005 according to the Macau Statistics and Census Service. The number of visitors from Taiwan and Japan realized steady growth rates between 2000 and 2005, while visitation from South Korea and other parts of East Asia increased significantly at CAGRs of 21.6% during the same period. The following table sets forth statistics on visitations from major Asian population centers to Macau for the periods indicated.

	2000		2001		2002		2003		2004		2005		5-Year CAGR
	Visitation	% Total	Visitation	% Total	Visitation	% Total	Visitation	% Total	Visitation	% Total	Visitation	% Total
Visitation
China	2,274,713	24.8%	3,005,722	29.2%	4,240,446	36.8%	5,742,036	48.3%	9,529,739	57.2%	10,462,966	55.9%	35.7%
Hong Kong	4,954,619	54.1	5,196,136	50.6	5,101,437	44.2	4,623,162	38.9	5,051,059	30.3	5,614,892	30.0	2.5
Taiwan	1,311,035	14.3	1,451,826	14.1	1,532,929	13.3	1,022,830	8.6	1,286,949	7.7	1,482,483	7.9	2.5
Japan	144,888	1.6	140,937	1.4	142,588	1.2	85,613	0.7	122,184	0.7	169,115	0.9	3.1
South Korea	45,365	0.5	48,274	0.5	50,447	0.4	38,281	0.3	65,631	0.4	120,739	0.6	21.6
East Asia—Others	1,992	0.0	1,891	0.0	2,705	0.0	2,667	0.0	3,555	0.0	5,301	0.0	21.6

East Asia Subtotal	8,732,612	95.3	9,844,786	95.8	11,070,552	96.0	11,514,589	96.9	16,059,117	96.3	17,855,496	95.4	15.4
Other	429,600	4.7	434,187	4.2	460,289	4.0	373,287	3.1	613,439	3.7	855,691	4.6	14.8

Total	9,162,212	100.0%	10,278,973	100.0%	11,530,841	100.0%	11,887,876	100.0%	16,672,556	100.0%	18,711,187	100.0%	15.4%

Source: Macau Statistics and Census Services

	Nine Months Ended September 30, 2005		Nine Months Ended September 30, 2006		Growth Rate between 9M 2005 and 9M 2006
	Visitation	% Total	Visitation	% Total
Visitation
China	7,641,105	55.9%	8,712,131	54.8%	14.0%
Hong Kong	4,184,067	30.4	4,996,776	31.4	19.4
Taiwan	1,142,042	8.3	1,073,263	6.8	-6.0
Japan	122,580	0.9	154,793	1.0	26.3
South Korea	85,796	0.6	118,958	0.7	38.7
East Asia—Others	3,500	0.0	2,916	0.0	-16.7

East Asia Subtotal	13,179,090	95.7	15,058,837	94.7	14.3
Other	595,365	4.3	836,957	5.3	40.6

Total	13,774,455	100.0%	15,895,794	100.0%	15.4%

Source: Macau Statistics and Census Services

Liberalization of Travel and Currency Restrictions in China. In the past, many mainland Chinese were prohibited from traveling to Macau unless they traveled in tour groups. Under China’s “Facilitated Individual Travel Scheme”, which took effect in 2003, mainland Chinese from 44 large urban centers and economically developed regions may obtain permits to travel to Macau individually without being in a tour group. Previously, Chinese citizens could travel only to select countries and only if they were part of tour groups. In addition, with effect from July 2005, Chinese traveling abroad for 6 months or less are allowed to take up to US$5,000 out of China, an increase from the previous limit of US$3,000. These travel policies have contributed significantly to Macau’s development into a major entertainment and tourist destination for visitors from China. In 2005, Chinese tourists comprised 55.9% of total visitors to Macau, compared with 36.8% in 2002, the year prior to the introduction of the new travel scheme, according to Macau Statistics and Census Services. As China extends the relaxation of travel restrictions to more cities, Macau will be open to even greater numbers of Chinese visitors. With the continued liberalization of travel and currency restrictions, we believe that there is significant potential for further growth in visitor numbers from China to Macau.

Economic Growth. We believe that a wealthier Chinese middle class population will also lead to an increase in travel to Macau and will generate higher demand for gaming and other entertainment offerings. Between 1993 and 2005, China’s gross domestic product increased at a CAGR of 11.6% and 9.1% on an actual and inflation-adjusted basis, respectively, to US$2.22 trillion.

Gaming Revenue

Gaming revenue generated by the Macau market increased from US$2.0 billion in 2000 to US$5.7 billion in 2005, representing a five-year CAGR of approximately 23.0% and from US$4.3 billion for the nine months ended September 30, 2005 to US$4.9 billion for the nine months ended September 30, 2006, representing a growth of approximately 15.7% over the same period of last year, according to the DICJ. In 2005 and the nine months ended September 30, 2006, the Las Vegas Strip generated gaming revenue of US$5.9 billion and US$4.8 billion (excluding sports book and race book), respectively. The Macau market was larger than the Atlantic City market, which generated gaming revenue of US$5.0 billion and US$4.0 billion (excluding sports book and race book), respectively. The following table sets forth information regarding gaming revenues generated in Macau, the Las Vegas Strip and Atlantic City for the periods indicated.

Gaming Revenue by Jurisdiction

	Gaming Revenue
	2000		2001		2002		2003		2004		2005		5-Year CAGR	2004- 2005
	HK$	US$	HK$	US$	HK$	US$	HK$	US$	HK$	US$	HK$	US$
	($ in billions)
Macau
Gaming Machines	$0.2	$0.0	$0.2	$0.0	$0.2	$0.0	$0.2	$0.0	$0.6	$0.1	$1.2	$0.2	41.1%	95.2%
Table Games
VIP Table Games(1)	$10.8	$1.4	$12.8	$1.6	$15.9	$2.0	$21.5	$2.8	$28.9	$3.7	$28.0	$3.6	21.0%	-3.1%
Mass Market Table Games	$4.9	$0.6	$5.1	$0.7	$5.5	$0.7	$6.1	$0.8	$10.6	$1.4	$15.5	$2.0	26.0%	45.4%
Total Revenue	$15.9	$2.0	$18.1	$2.3	$21.5	$2.8	$27.8	$3.6	$40.2	$5.2	$44.7	$5.7	23.0%	11.3%
Las Vegas Strip(2)	$35.9	$4.6	$35.3	$4.5	$34.8	$4.5	$35.8	$4.6	$40.5	$5.2	$45.7	$5.9	4.9%	12.9%
Atlantic City(3)	$33.5	$4.3	$33.6	$4.3	$34.2	$4.4	$34.9	$4.5	$37.5	$4.8	$39.1	$5.0	3.1%	4.4%

Sources: DICJ, Nevada Gaming Control Board, New Jersey Casino Control Commission

Note: US$/HK$ = 7.8; MOP/HK$ = 1.0

(1)	Represents baccarat played in rooms operated by VIP operators
(2)	Includes traditional table games, bingo, keno and gaming machines but excludes sports book and race book; excludes gaming revenue generated from other parts of Las Vegas and Clark County
(3)	Includes traditional table games, keno and gaming machines but excludes sports book and race book

	Gaming Revenue
	Nine Months Ended September 30, 2005		Nine Months Ended September 30, 2006		Growth Rate between 9M 2005 and 9M 2006
	HK$	US$	HK$	US$
	($ in billions)
Macau
Gaming Machines	$0.9	$0.1	$1.4	$0.2	60.5%
Table Games
VIP Table Games(1)	$21.4	$2.7	$22.0	$2.8	2.7%
Mass Market Table Games	$11.0	$1.4	$15.2	$1.9	37.3%
Total Revenue	$33.3	$4.3	$38.6	$4.9	15.7%
Las Vegas Strip(2)	$33.8	$4.3	$37.1	$4.8	9.8%
Atlantic City(3)	$29.7	$3.8	$31.1	$4.0	4.7%

Sources: DICJ, Nevada Gaming Control Board, New Jersey Casino Control Commission

Note: US$/HK$ = 7.8; MOP/HK$ = 1.0

(1)	Represents baccarat played in rooms operated by VIP operators
(2)	Includes traditional table games, bingo, keno and gaming machines but excludes sports book and race book; excludes gaming revenue generated from other parts of Las Vegas and Clark County
(3)	Includes traditional table games, keno and gaming machines but excludes sports book and race book

Table games are currently the most popular form of casino gaming in Macau and the rest of Asia. Baccarat is typically the most popular game, followed by blackjack, “big and small”, a traditional Chinese dice game, roulette and other games. Currently, a much larger percentage of revenue in Macau is from high stakes patrons, particularly VIP patrons who play baccarat at restricted tables in private VIP rooms, compared to Las Vegas and other markets. This has led to a significantly higher average daily net win per table in Macau for both VIP and mass market tables compared to in Las Vegas and Atlantic City. For example, in the nine months ended September 30, 2006, the average daily net win per table in Macau was US$8,630 as compared to US$2,714 on the Las Vegas Strip, according to the DICJ and the Nevada Gaming Control Board, respectively. Mass market table game revenue growth in Macau has increased at a CAGR of 26.0% since 2000, outpacing VIP table game revenue growth in Macau, which rose at a 21.0% CAGR over the same period. In 2005, mass market table game revenue growth accelerated by 45.4%, increasing from approximately US$1.4 billion in 2004 to US$2.0 billion. We believe mass market table game revenue will continue to grow in Macau as new casinos such as the City of Dreams that cater to the mass market open in coming years.

The gaming machine market in Macau has historically been relatively small, comprising approximately 3,400 gaming machines as of the fourth quarter of 2005. Many of these gaming machines are older machines that do not offer the latest technologies, games and themes and are located in “fill-in” and out-of-the-way locations. By contrast, in many other gaming venues, gaming machines represent a significantly more prominent part of the mix of gaming offerings and are in high demand and profitable. According to the Nevada Gaming Control Board and the Macau Gaming Inspection and Coordination Bureau, in 2005 Las Vegas generated more than 50% of its gaming revenues from gaming machines, as compared to less than 3% in Macau. While the total number of gaming machines in Macau has increased significantly since 2003, the number is relatively small when compared to the approximately 56,000 gaming machines located on the Las Vegas Strip in December 2005. Between 2000 and 2005, revenue generated by gaming machines in Macau increased at a CAGR of approximately 41.1% according to the Macau Gaming Inspection and Coordination Bureau. We believe this was due in large part to improved product offerings provided by facilities such as our Mocha Clubs and the Las Vegas-style Sands Macao casino. As visitation from mass market patrons from China and other areas in Asia increases, and as new Las Vegas-style casino operators place a greater emphasis on gaming machines, we believe gaming machines will become increasingly popular in Macau and contribute a larger portion of total gaming revenue.

Increasing Accessibility and Modernizing Infrastructure

We believe that improved accessibility to and within Macau will facilitate continued growth in visitation and revenue in Macau. In addition to existing methods of transportation, several major infrastructure developments are being planned in Macau that should further facilitate travel to and within Macau:

•	Second ferry terminal. A second ferry terminal located on Taipa nearer to the Cotai Strip to provide expanded hydrofoil ferry service access between Hong Kong and Macau is expected to be operational by 2007 and to support traffic of up to 12,000 travelers per day.

•	Hong Kong—Macau—Zhuhai Bridge. A bridge connecting Hong Kong, Macau and Zhuhai in China is expected to be completed by 2015, which would provide direct ground access between Hong Kong and Macau, and reduce the travel time to Macau to approximately 30 minutes from approximately one hour by hydrofoil ferry.

•	Airport expansion. The Macau Airport Authority is planning further expansion of the Macau International Airport, which is expected to increase capacity to 10 million passengers per year up from its current capacity of 6 million passengers per year.

•	Macau tunnels. Construction of two new tunnels linking the Macau peninsula and Taipa are expected to commence by the end of 2006 and be completed by mid-2009.

•

Light rail service. Feasibility studies have been conducted by the Macau government are on-going for a light rail transit system encompassing the Macau peninsula, Taipa and the Cotai Strip with a network of three rail lines of 16.8 miles in total length. In October 2006, the Macau government announced its plan to build a light rail transit system. According to media reports, the first phase of the light rail system will connect the Cotai Strip, the Macau International Airport and the Macau border with Zhuhai in China.

Enhanced Product Offerings and Potential Growth of Non-Gaming Leisure and Entertainment Options

From 2003 to 2004, gaming revenue and visitation increased by 44.3% and 40.2%, respectively, driven largely by the opening of The Sands Macao casino. We believe that the addition of enhanced, international standard product offerings in Macau will make Macau an increasingly attractive destination and will continue to be a principal driver of visitation and revenue growth in Macau.

Gaming operators in Macau have not historically placed significant emphasis on offering non-gaming leisure activities and facilities to their patrons, particularly in comparison with current Las Vegas style casino resorts. We believe this has resulted in a focus on day-trip and short-stay patrons who are interested predominantly in gaming during short visits to Macau. We believe that the improved experience of visitors at the new properties being developed in Macau is likely to lead to longer average stays and an increased number of return trips from existing feeder markets and the opening of new feeder markets.

There are currently three primary areas under development in Macau:

•	the Macau peninsula, where many of the traditional gaming-focused casino operations in Macau are located;

•	the Cotai Strip, an area of reclaimed land between the islands of Taipa and Coloane, which has been master planned to feature a series of major new developments in the style of the Las Vegas Strip; and

•	Taipa Island, which is the first island off of the Macau peninsula.

In addition to the Crown Macau, which is currently scheduled to open in the second quarter of 2007, several properties are expected to open in late 2006 or early 2007 on the Macau peninsula and Taipa. On the Cotai Strip, several “mega” casino resort projects are scheduled for launch between 2007 and 2010. These developments are expected to include the City of Dreams, The Venetian Macao, and other casino hotels developed by major casino operators, international hotel chains and other sponsors. These casino hotel developments are anticipated to offer patrons higher quality amenities and more upscale ambiance than has been generally available in Macau in the past.

Current Gaming Concessions and Subconcessions

In 1937, six years after Nevada legalized gaming, the Macau government granted the first gaming concession in Macau. In 1962, the Macau government issued an exclusive casino gaming license to Dr. Stanley Ho and his company, Sociedade de Turismo e Diversões de Macau, or STDM, which retained a 40-year monopoly on casino gaming in Macau until 2002. After Macau’s reversion to Chinese sovereignty at the end of 1999, the Macau government decided to open the gaming market to other gaming operators and in December 2001, the Macau government undertook a bidding process for three gaming concessions.

One gaming concession was issued to SJM, the successor to the incumbent operator STDM. Wynn Macau was issued the second concession and Galaxy was issued the third concession. SJM’s concession expires in 2020 and the concessions of Wynn Macau and Galaxy expire in 2022. The existing concessions do not place any limit on the number of gaming facilities that may be operated under each concession. However, each additional casino must be approved by the Macau government prior to starting operations. The Macau government has agreed under the existing concession agreements that it will not grant any additional concessions until April 2009.

A subconcession under the Galaxy concession was granted by the Macau government in 2002 to Venetian Macau, setting the first precedent for the granting of a subconcession in Macau. In April 2005, the Macau government approved the granting of a subconcession under the SJM concession to MGM Grand Paradise Limited, a joint venture between MGM-Mirage and Pansy Ho, the daughter of Dr. Stanley Ho and the sister of Mr. Lawrence Ho. The Macau government has publicly stated that no more than one subconcession will be permitted under each concession. Wynn Macau held the last remaining right to grant a subconcession.

Pursuant to a memorandum of agreement between Melco and PBL, PBL entered into an agreement with Wynn Macau in March 2006. Under this agreement, as amended, subject to the approval of the Macau government, a subconcession would be granted to MPBL Gaming under Wynn Macau’s concession. In September 2006, the Macau government issued the gaming subconcession to MPBL Gaming and in October 2006, with the approval of the Macau government, control of MPBL Gaming was transferred to us as contemplated under the memorandum of agreement. See— “Prospectus Summary—Corporate Structure.” MPBL Gaming’s subconcession is effective until June 2022.

OUR BUSINESS

Overview

We are a developer, owner and operator of casino gaming and entertainment resort facilities focused exclusively on the rapidly expanding Macau market. Our subsidiary MPBL Gaming, is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau. We are a 50/50 joint venture between Melco and PBL. We are the exclusive vehicle of Melco and PBL to carry on casino, gaming machines and casino hotel operations in Macau.

Through our existing operations and projects currently under development, we will cater to a broad spectrum of potential gaming patrons, including wealthy high-end patrons, who seek the excitement of high stakes gaming, as well as mass market patrons, who wager lower stakes and may be more casual gaming patrons seeking a broader entertainment experience. We will seek to attract these patrons from throughout Asia and in particular from Greater China.

Our existing operations and development projects consist of:

•	The Crown Macau. We began construction of the Crown Macau in December 2004 and target its opening in the second quarter of 2007. We completed the topping out of the Crown Macau in November 2006. The Crown Macau is being developed to offer a luxurious premium hotel and casino resort experience by offering premium entertainment, elegant facilities, high quality service and rich décor, and is being designed with the aim of exceeding the average five-star hotel in Macau. Total project costs are currently budgeted at approximately US$512.6 million. Gaming venues traditionally available to high stakes patrons in Macau have not offered the luxurious accommodations and facilities we aim to offer at the Crown Macau, focusing primarily on intensive gaming during day trips and short visits to Macau. The property will feature a 36-story tower including approximately 183,000 square feet of gaming space with approximately 220 gaming tables and more than 500 gaming machines, and a luxury premium hotel with approximately 216 deluxe hotel rooms, including 24 suites and eight villas, designed with the aim of exceeding the average five-star hotel in Macau.

•	The City of Dreams. We began site preparation of our City of Dreams project in the second quarter of 2006, had our ground-breaking ceremony in April 2006 and have commenced substantial piling work at the site. We currently target to open the initial phase of the complex in late 2008, which is currently targeted to include substantial completion of the casino, retail space, two of the four hotels currently planned for the City of Dreams, which are expected to be operated under the Crown Towers and Hard Rock brands, and the performance hall, which is targeted to be completed in the second half of 2008 and ready to host performances in the second quarter of 2009. The second phase is targeted to be completed in the second half of 2009, principally comprising the remaining two hotels, which are expected to be operated under the Grand Hyatt and Hyatt Regency brands. With total project costs currently budgeted at approximately US$2.1 billion, we are developing the City of Dreams to be a “must-see” integrated casino and entertainment resort primarily for mass market patrons. The City of Dreams will be located on the Cotai Strip, an area that has been master planned to feature a series of major new developments in the style of the Las Vegas Strip. The City of Dreams is planned to feature four hotels ranging from four-stars to luxurious ones designed with the aim of exceeding the average five-star hotel in Macau, with a total of approximately 1,600 hotel rooms, an underwater-themed casino with approximately 450 gaming tables and 2,500 gaming machines, a performance hall, an upscale shopping mall and a wide variety of mid- to high-end food and beverage outlets. We also plan to develop one block of luxury serviced apartment units, for both long and short-term occupancy in phase two of the project and, depending on the market conditions, may develop a second block thereafter. The development of the serviced apartment units may be subject to Macau government approval and the approval of our lenders under our debt facilities. The cost of a second block of apartments has not been included in the US$2.1 billion total budgeted project cost for development of the City of Dreams.

•	Mocha Clubs. Our six Mocha Clubs feature a total of approximately 1,000 gaming machines, and comprise the largest non-casino-based operations of electronic gaming machines in Macau. By combining machine-based gaming with an upscale décor and cafe ambiance, we aim to improve on the Macau’s historically limited service to mass market and casual gaming patrons outside the conventional casino setting and to capitalize on the significant growth opportunities for machine-based gaming in Macau.

•	Macau Peninsula Site. We have entered into an agreement to acquire the Macau Peninsula site, which is located on the shoreline of the Macau peninsula near the current Macau Ferry Terminal, for HK$1.5 billion (US$192.3 million). We expect to pay a land premium of HK$150 million (US$19.2 million) to the Macau government. Completion of the purchase remains subject to significant conditions in the control of third parties unrelated to us and the seller. We are currently considering plans for the development of the Macau Peninsula site into a mixed-use casino and hotel facility targeted primarily at day-trip gaming patrons, and target its opening in the middle of 2009 if we are able to acquire the site. Based on preliminary estimates and conceptual designs, the total project costs for the Macau Peninsula project is currently budgeted at a range of approximately US$650 million to US$700 million.

Our Objective and Strategies

Our objective is to become a leading provider of gaming, leisure and entertainment services that will capitalize on the expected growth opportunities in Macau. To achieve our objective, we have developed the business strategies described below.

Develop a targeted product portfolio of well-recognized gaming brands

We believe that building strong, well-recognized gaming brands will be critical to our success, especially in the brand-conscious Asian market. We intend to develop each of the Crown Macau, City of Dreams and Mocha brands by:

•	building higher quality properties than those that are generally available in Macau currently, and which we plan to rival other high-end resorts located throughout Asia; and

•	providing a distinctive experience tailored to meet the cultural preferences and expectations of Asian customers.

Although we will strive to have all of our properties consistently adhere to the ideals above, we have incorporated design elements at our properties that cater to specific customer segments. By utilizing a more focused strategy, we believe we can better service specific segments of the Macau gaming market.

The Crown Macau—A Luxurious Casino and Hotel Offering to Attract High-End Patrons. The Crown Macau will primarily focus on the premium segment of the high-end gaming market in Macau. According to the DICJ, revenues generated from baccarat played in private rooms operated by VIP operators was approximately US$3.6 billion in Macau in 2005. We plan to build upon the Crown brand that PBL has fostered in Australia by creating an environment of elegance, sophistication and first class service in the Crown Macau. The casino areas of approximately 183,000 square feet with a total of approximately 220 gaming tables and more than 500 gaming machines, will be strategically located over multiple levels of the building to help us better service different market segments. The casino floors will be arranged so that generally the higher the floor, the higher-end customer we intend to service. The lower five floors of the podium level with general public access will be dedicated to mass market gaming. The top two floors of the podium level as well as some of the higher floors within the hotel tower will cater exclusively to high-end customers. These high-end facilities will feature private and discrete entrances and will house approximately 50 high-limit gaming tables within a mixture of larger private gaming rooms and smaller private salons. Each of these private rooms are designed to create a sense of comfort and exclusivity and will be richly decorated with high quality furnishings and fixtures, while a dedicated team of hosts will be available to cater to each customer’s needs.

The Crown Macau is located in Taipa, away from the older Macau casinos that are typically located in the more congested areas of the Macau peninsula. We believe that high-end customers will enjoy this relative privacy away from the general gaming public. We believe that the quality and size of our hotel rooms will also help attract high-end customers to the Crown Macau. Each of our rooms will be elegantly decorated and furnished, while providing guests with sweeping views of the sea and the Macau peninsula. The Crown Macau plans to offer 216 deluxe hotel rooms, including 24 suites and eight villas for our most important customers. Guests will also be able to enjoy fine dining and a variety of international cuisines without having to leave the comforts of the Crown Macau. Other amenities at the Crown Macau will include a luxurious spa, and a sky terrace lounge, including an indoor swimming pool.

The City of Dreams—An Integrated “Must-See” Destination Resort to Appeal Primarily to the Mass Market. The City of Dreams is designed to cater primarily to the broader entertainment preferences of mass market customers. Mass market table gaming in Macau grew 45.4% to US$2.0 billion in 2005 according to the DICJ. We believe that this market will continue to expand rapidly with the development of properties such as the City of Dreams, that cater to this market on the Cotai Strip.

The City of Dreams will be strategically located at the northern tip of the Cotai Strip, which will make it one of the first properties that visitors will encounter when arriving from the Macau International Airport and the anticipated new Hong Kong/Macau Ferry Terminal. Additionally, the City of Dreams will be situated between the proposed sites of the Venetian Macao and a proposed Wynn project in Cotai. We believe that this concentration of properties will help attract mass market customers to this area, and that the City of Dreams will benefit from customer flows from its neighboring properties.

Situated on an approximately 28-acre parcel of land, the City of Dreams will feature an approximately 420,000-square-foot, underwater-themed casino. We intend to support the casino with four luxury premium hotels operating under the Crown Towers, Hard Rock, Grand Hyatt and Hyatt Regency brands. We expect to have approximately 1,600 hotel rooms in total, which will cater to a variety of leisure customer segments. We also intend to develop one block of luxury serviced apartment units, for both long and short-term occupancy in phase two of the project and, depending on the market conditions, may develop a second block thereafter. These developments may be subject to Macau government approval and approval of our lenders under our debt facilities. The cost of a second block of apartments has not been included in the US$2.1 billion total budgeted project cost for development of the City of Dreams. Through the combination of these units and hotel rooms, we hope to obtain a large on-site customer base.

The City of Dreams is expected to offer other amenities that are generally not available currently at casinos in Macau. We will offer an approximately 50,000-square-foot shopping mall that will feature a wide range of luxury retailers. In addition, we will also offer an approximately 2,000-seat performance hall that will offer performance created by Dragone. The property will also feature a wide range of food and beverage outlets offering a variety of cuisines and dining styles, which we plan to feature well-known international brands and signature chefs.

Mocha Clubs—A Casual and Convenient Gaming Experience Outside the Conventional Casino Setting. Macau has historically been a table game market. We believe that this is in part due to the lack of quality and accessibility of alternative gaming products in the market. Having identified a significant opportunity to service a largely untapped niche market, Mocha was created to introduce high-quality gaming machine products similar to those found in more established markets such as Las Vegas. Currently, we have six Mocha Clubs featuring a total of approximately 1,000 gaming machines and we intend to continue expanding and building the brand awareness of our Mocha Clubs by establishing new locations in the future.

Our Mocha Clubs offer on average approximately 166 gaming machines featuring video slot machine games and other electronic table games, such as roulette, sicbo and video baccarat. Our customers have the opportunity to play these games in a comfortable cafe-like environment. We seek to train our staff to high standards of customer service and gaming product knowledge.

Macau Peninsula Site—We currently contemplate that the Macau Peninsula project will be a mixed-use casino and hotel facility targeted primarily at day-trip gaming patrons. The site is attractively located near the current Macau Ferry Terminal, providing easy access to customers traveling to Macau from Hong Kong and China on a frequent basis.

Leverage the experiences and resources of our founders

We believe one of our greatest strengths is the combined resources of our shareholders, Melco and PBL. We intend to leverage Melco’s and PBL’s experiences and resources in the gaming industry in Asia and particularly with Chinese and other Asian patrons.

Proven Operational Experience. PBL is one of the largest media, entertainment and gaming conglomerates in the Asia-Pacific region and is the largest casino operator in Australia in terms of gaming revenues. Through the successful operation of the Crown Casino Melbourne and the Burswood Casino in Australia, we believe that PBL has a proven track record in operating both high-end and mass market gaming operations as well as in providing a range of other leisure services and facilities. PBL successfully operates more than 400 high-end and mass market table games and more than 4,000 electronic gaming machines at the Crown Casino Melbourne and Burswood Casino. In addition to gaming, these properties feature a total of approximately 1,650 luxury hotel rooms, more than 100,000 square feet of conference and event facilities at the Burswood Conventions & Events Center and the Crown Conference Center, 50 dining facilities offering a variety of global cuisines, highly acclaimed entertainment venues with seating capacity for more than 26,000 and a host of resort and recreational facilities, including an exclusive championship 18-hole golf course. We intend to leverage PBL’s operating skills, its international experience and its high standards and reputation to strengthen our operations in Macau. For example, we expect PBL will assist us in:

•	implementing customer relationship management systems to facilitate our loyalty programs;

•	adapting our gaming product analytics systems to maximize revenue potential;

•	implementing management reporting practices and operating procedures to ensure accuracy and consistency in our internal control;

•	training staff in high quality customer service; and

•	adopting a community and government relations framework to promote efficient working relationships with government authorities and compliance with rules and regulations.

We expect PBL will do this by recommending candidates for employment by and seconding employees to us or our subsidiaries from time to time, providing management information systems and policy and procedure guidelines, facilitating of training and by appointing directors to our board of directors. PBL’s expertise in the international gaming markets is complemented by Melco’s local gaming market experience in Macau. Through the operation of the Mocha Clubs, Melco has developed a strong understanding of Macau gaming machine players’ betting habits and preferences as to types of games and game titles and is well-positioned to assist us in meeting the expected demand from gaming machine players in Macau.

Network of Local Relationships. Among the listed companies in Hong Kong, Melco is one of the first to tap the rapidly growing leisure and entertainment market in Macau. In June 2004, Melco established Macau gaming as a principal activity with the acquisition of interests in Mocha and in September of the same year, Melco announced its participation in a hotel development project in Taipa, Macau which subsequently evolved to become our existing Crown Macau project. Through the leadership and reputation of Mr. Lawrence Ho, Melco has a broad network of business relationships in Macau, Hong Kong and elsewhere in Greater China. We believe these relationships have been and will be important to the successful development and operation of our gaming business in Macau. For example, Melco’s local relationships helped it to initially secure an interest in Mocha, the Crown Macau and the City of Dreams projects, and those interests were subsequently contributed or sold by Melco to us. In addition, Melco’s relationships have helped us to identify and secure sites for the Mocha Club venues on attractive economic terms and helped expand the Mocha Clubs into the largest non-casino based operations of gaming machines in Macau with an approximately 30% market share by gross gaming machine revenue for the nine months ended September 30, 2006, based in part on DICJ figures.

Recognized Staff Training and Development Capabilities. Given the number of new properties anticipated to open in Macau in the coming years, we believe that training our staff to deliver attentive, personal and high-quality customer service will become increasingly important. PBL has developed substantial experience in identifying, training and developing staff to reach international standards in customer service and in meeting strict regulatory requirements. PBL provides on and off the job training for its employees, with a strong focus on operational, compliance, regulatory and supervisory development. PBL’s achievements have earned Crown the Victorian State Training Awards for Employer of the Year in 2004, and, on a national level, the Australian National Training Authority Award for leading Employer of the Year for the Tourism and Hospitality Industry for 2002, 2003 and 2004. We intend to utilize PBL’s experience and expertise to develop our own in-house training facilities in order to provide high-quality personalized customer service that will build customer loyalty and encourage repeat visits. In addition, we expect that some of our future management-level employees may come from PBL’s current operations.

Develop a Comprehensive Marketing Program

We will seek to attract customers to our properties by leveraging the Crown and Mocha brands and utilizing the marketing resources of our founders. PBL has combined its brand recognition with sophisticated customer management techniques and programs to build a significant database of repeat customers and loyalty club members. With a large number of high-end patrons originating from Asia, PBL’s existing customer network provides a natural and readily available customer base that we can leverage. In addition, PBL has nine sales offices in seven countries, including China, Hong Kong, Indonesia, Malaysia, Singapore, Thailand and in various locations in Australia, as well as a sales network of independent representatives across Asia. Through the Mocha Clubs’ significant share of the Macau electronic gaming market, we have also developed a significant customer database and have developed a customer loyalty program, which we believe has successfully enhanced repeat play and further built the Mocha brand.

We will also seek to grow and maintain our customer bases through the following sales and marketing activities:

•	creating a sales and marketing department to promote the Crown Macau, City of Dreams and Mocha brands to potential customers throughout Asia;

•	utilizing special product offers, special events, tournaments and promotions to build and maintain relationships with our guests, increase repeat visits and help fill capacity during lower-demand periods;

•	developing our own customer loyalty programs to build a significant database of repeat customers, which we expect to be closely modeled on Crown’s successful “Crown Club” program; and

•	implementing complimentary incentive programs and commission based programs with selected junket operators to attract high-end customers.

Focus on Building First-Class Facilities

With the assistance of PBL and Melco, we have assembled a dedicated design and project management team and hired contractors with significant experience in completing similar large scale, high quality projects on time and within budget. Our eight-person senior project management team has an average of 28 years of experience in property development, construction project management and architecture and design. The members of our project management team have worked on some of the largest facilities in Asia, including the Tung Chung Development project (Hong Kong) and Crown Casino Melbourne project. PBL is recommending for employment by us or seconding key members of its management team from its subsidiary, Crown Limited, or Crown, who will leverage more than 15 years of expertise in the design, development and construction of casino and entertainment projects. The Crown team has worked on large scale casino and hotel projects such as Melbourne’s temporary Galleria Casino, the Crown Casino, which is one of the largest entertainment facilities and casinos in the Southern Hemisphere, and most recently, the 465 room five-star Crown Promenade Hotel—an extension of the Crown Entertainment Complex.

We have hired Paul Y. Construction as the general contractor for the Crown Macau project. Paul Y Construction is a subsidiary of PYE, a leading construction conglomerate with operations in more than nine countries. PYE has extensive experience in building leading hotel and leisure complexes and office and commercial buildings, including HSBC Center (Hong Kong), Cheung Kong Center (Hong Kong), Shangri-la Hotel Garden Wing (Singapore), The Center (Hong Kong) and the Harbor Front (Hong Kong). We expect to hire The Jerde Partnership to design the non-hotel portions of the casino and entertainment complex for the City of Dreams. The Jerde Partnership is a leading architecture and has played a key role in the design of several leading casino resorts, including the Bellagio, Wynn Las Vegas, and the Palms Casino Resort. We have hired Arquitectonica to design the hotel towers for the City of Dreams. Arquitectonica’s work experience includes resorts and casinos, hotels, luxury condominium towers, retail centers and office buildings. It is currently designing the Cosmopolitan Resort Casino in Las Vegas. We expect to engage Pei Partnership Architects to design the performance hall for the City of Dreams according to the specifications of Dragone.

We have entered into principles of understanding to appoint a joint venture between Leighton Contractors (Asia) Limited, or Leighton, China State Construction Engineering (Hong Kong) Limited, or China State Construction, and John Holland Pty Limited, or John Holland, as the general contractor for the City of Dreams project.

Utilize MPBL Gaming’s Subconcession to Maximize Our Business and Revenue Potential

We intend to utilize MPBL Gaming’s subconcession, which, like the other concessions and subconcessions, does not limit the number of casinos we can operate in Macau, to capitalize on the potential growth of the Macau gaming market provided by the greater independence, flexibility and economic benefits afforded by being a subconcessionaire. Possession of a subconcession gives us the ability to negotiate directly with the Macau government to develop and operate new projects without the need to partner with other concessionaires or subconcessionaires, as we did with the Mocha Clubs prior to MPBL Gaming’s obtaining the subconcession in September 2006. Furthermore, concessionaires and subconcessionaires such as SJM and Galaxy have demonstrated that they can leverage their licensed status by entering into arrangements with developers and hotel operators that do not hold concessions or subconcessions to operate the gaming activities at their casinos under leasing or services arrangements and keep a percentage of the revenues. We may consider entering into similar arrangements, subject to the approval of the Macau government. For example, MPBL Gaming expects to enter into a services agreement with New Cotai Entertainment, LLC, under which MPBL Gaming will operate the casino portions of the Macau Studio City project, a large scale integrated gaming, retail and entertainment resort development that is targeted to open on the Cotai Strip during 2009. While the definitive terms of the services agreement remain subject to finalization, we anticipate that a percentage, to be agreed upon, of the gross gaming revenues from the casino operations of Macau Studio City will be retained by MPBL Gaming.

Our Properties

The Crown Macau

We began construction of the Crown Macau in December 2004. Our objective in building the Crown Macau is primarily to serve the high-end market by providing a luxurious casino and hotel experience, while tailoring the experience to meet the cultural preferences and expectations of Asian high-end customers. Recognizing that these discerning customers expect and demand luxury, the Crown Macau is designed to provide luxurious hotel suites and dining facilities, high-limit table offerings and private gaming rooms. We target to open the Crown Macau in the second quarter of 2007.

We currently estimate that the total cost of developing and constructing the Crown Macau to the point of opening will be approximately US$512.6 million, inclusive of land and construction costs, FF&E, pre-opening expenses, capitalized fees and finance costs, cage cash and initial working capital requirements.

As of September 30, 2006, we had paid approximately US$260.3 million of our total US$512.6 million budgeted project costs to our contractors, primarily to Paul Y. Construction for design and construction fees, the land costs and land premium. The majority of development and construction costs are typically spent closer to the completion of a construction project and we expect that a large portion of our remaining US$252.3 million expenditures for the Crown Macau project costs to be spent in the months leading up to the targeted opening date of the Crown Macau. With equity contributions from Melco and PBL, part of the proceeds of this offering and the HK$1,280 million (US$164.1 million) Great Wonders Project Facility we have entered into to finance construction of the Crown Macau, we expect to have sufficient funding to complete construction of the Crown Macau. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Activities” for details of the Great Wonders Project Facility.

The Casino. A spacious casino with approximately 183,000 square feet of gaming space is planned, including the first seven floors and some of the higher VIP floors of the hotel. The casino will feature a general gaming area as well as high-limit private gaming rooms catering to high-end patrons. We expect the casino to feature a total of approximately 220 gaming tables and more than 500 gaming machines. Of the approximately 220 gaming tables, approximately 50 will be high-limit tables located on the top two floors of the main casino podium as well as in some of the upper level floors of the hotel tower, providing our high-end patrons with a premium gaming experience in an exclusive private environment. We plan that the table limits on our main casino floors will accommodate a full range of casino patrons while still focusing on the high-end market and premium end of the mass market.

The Hotel. We expect that upon completion, the 36-story Crown Macau will be positioned to become one of the leading hotel casinos in Macau catering to high-end patrons. The top floor of the hotel will serve as the hotel lobby and reception area, providing guests with sweeping views of the surrounding area. The hotel will feature approximately 216 oversized deluxe rooms, including 24 high-end suites and eight villas. Managed under PBL’s Crown brand, the rooms will feature a luxurious interior design combining elegance and comfort with some of the latest in-room entertainment and communication facilities.

The Crown Macau will feature a range of high-quality non-gaming entertainment venues, including a spa, gymnasium, outdoor garden podium and a sky terrace lounge.

Food and Beverage. A number of restaurants and dining facilities will be available at the Crown Macau. We intend to have four fine dining restaurants, featuring a variety of international cuisines, that we intend to be among the best in Macau including a branch of Tenmasa, a renowned Japanese restaurant in Tokyo. The Crown Macau will also feature several Chinese and international restaurants, dining areas and restaurants focused around the gaming areas of the casino, a cigar lounge and a wine bar. We intend that the operators we select for the Crown Macau’s restaurants will be renowned for the quality of their food, service and décor, which we believe will provide additional reasons for gaming patrons to visit and stay at the Crown Macau.

Design and Construction Team. We have engaged Paul Y. Construction as the general contractor for the Crown Macau project and have assembled a team of specialists to design and construct the Crown Macau.

•	Paul Y. Construction Company Limited. Paul Y. Construction is a subsidiary of PYE, a Hong Kong listed company. PYE is a leading construction conglomerate with operations in more than nine countries and a workforce of approximately 10,000 employees. Its principal activities include building construction, infrastructure services and civil engineering. Over the past 50 years, PYE has completed numerous landmark projects and buildings, including hotels, commercial and residential buildings, airports, highways, bridges, tunnels and railways, in Greater China and the Asia Pacific region. PYE has also developed and constructed numerous leading hotel and leisure complexes and office and commercial buildings, including HSBC Centre (Hong Kong), Cheung Kong Center (Hong Kong), Shangri-la Hotel Garden Wing (Singapore), The Center (Hong Kong) and The Harbour Front (Hong Kong).

•	Maunsell Structural Consultants Ltd. Maunsell Structural Consultants Ltd., or Maunsell, provides structural, geotechnical and mechanical, electrical and plumbing engineering in connection with the Crown Macau project. Maunsell has more than 35 years of regional and international experience in building structures and its employees have a range of specialized skills in structural design for various types of buildings using different construction methods. It is part of the Maunsell AECOM Group, a multi-disciplinary consultancy practice established in Hong Kong in 1970 with more than 2,000 full time employees in Hong Kong, Mainland China and Singapore. Maunsell’s building engineering experience includes engineering services provided in connection with the Grand Lisboa Hotel (Macau), the Ritz Carlton Hotel (Hong Kong), the Centrium (Hong Kong), the Centre (Hong Kong) and the Harbourfront Landmark (Hong Kong).

•	Wong Tung & Partners Ltd. Wong Tung & Partners Ltd., or Wong Tung, is the architect for the Crown Macau project. Established in Hong Kong in 1963, it has provided award-winning architectural services for projects throughout Hong Kong, Mainland China, South East Asia, the United States and the Middle East. Wong Tung’s architectural designs include the Hyatt International Hotel (Macau), the Hong Kong Park, the Hong Kong Jockey Club Executive Housing and Recreation Club, the Parkview (Hong Kong) and the Jin Jiang Tower Hotel (Shanghai). Wong Tung has obtained ISO 9001 certification by the Hong Kong Quality Assurance Agency for the provision of architectural consultancy services in Hong Kong.

Property. In March 2006, the Macau government granted to Great Wonders, our wholly owned subsidiary through which the Crown Macau is being developed, a 25-year renewable lease for an approximately 6,200 square meter (66,736 square feet) plot of land for the Crown Macau. The Macau government has approved a developable site area of approximately 95,000 square meters (1,022,600 square feet). Under this lease, we are obligated to pay a land premium of approximately MOP 149.7 million (US$18.6 million), with MOP 50 million (US$6.2 million) due at signing of the lease, which was paid on November 25, 2005 and the balance due in four equal semi-annual installments bearing interest at 5% per annum. We paid the outstanding balance in July 2006. A guarantee deposit of approximately MOP 157,000 (US$20,000) was payable upon signing of the lease, subject to adjustments in accordance with the relevant amount of rent payable during the year. During construction, rent will be due at an annual rate of MOP 30 (US$4) per square meter of land, or an aggregate of MOP 157,000 (US$20,000). After construction, annual rent per square meter will be MOP 15 (US$2) for the hotel, MOP 10 (US$1) for the parking lot and MOP 10 (US$1) for the outdoor areas, or an aggregate of MOP 1,370,000 (US$171,000). The rent amounts may be adjusted every five years as agreed between the Macau government and us using applicable market rates in effect at the time of the rent adjustment.

Construction Contract. In November 2004, Great Wonders entered into a contract with Paul Y. Construction for the construction and design of the Crown Macau. Under the terms of the contract, Paul Y. Construction acts as the general contractor and oversees all aspects of the design and construction of this project. In addition, the parent company of Paul Y. Construction, PYE, is providing a contractor’s guarantee of Paul Y. Construction’s full performance of this contract until final payment is made by Great Wonders. Other principal terms of the contract include the following:

•	the general contractor’s obligations including, without limitation, its obligation to coordinate and execute construction works of all third parties hired by Paul Y. Construction and us;

•	the total contract price payable to Paul Y. Construction and mechanisms for adjusting the total contract price and extending the completion date in certain circumstances;

•	the liquidated damages provision for any completion delays and non-conforming works caused by Paul Y. Construction until the completion certificate is signed and delivered by us; and

•	the termination and dispute resolution provisions.

We are obligated to pay under the contract a prime cost incurred by Paul Y. Construction and all third parties retained by Paul Y. Construction to work on this project and a percentage fee of 6% of the prime cost, subject to reduction in the percentage fee for any completion delay caused by Paul Y. Construction. The prime cost represents all costs, other than Paul Y. Construction’s head office overhead costs, for its project management team, labor, materials, goods, plant, site facilities, services (including design services), and sub-contracted works for the design and construction of the work Paul Y. Construction performs for us under the contract. However, cost increases that are due to causes that are not included in the total contract price will be borne by us and will require us to obtain additional funding from Melco and PBL or in the debt or equity markets. For example, as a result of changes and improvements in the designs for the Crown Macau project, our construction cost has increased and we have negotiated an amendment to increase the original total contract price from HK$1,448.0 million (US$185.6 million) to approximately HK$2.1 billion (US$267.9 million). The total contract price of HK$2.1 billion (US$267.9 million) consists of: (i) HK$1,386 million (US$177.7 million) fixed “lump sum” costs; (ii) HK$603 million (US$77.3 million) for provisional and contingency costs; and (iii) a HK$110 million (US$14.1 million) fee. We also revised the guaranteed date of practical completion for the casino and hotels to on or before April 2007.

The City of Dreams

We have entered into principles of understanding in August 2006 to engage a joint venture between Leighton, China State Construction and John Holland as the general contractor for the City of Dreams project and we are currently in the process of negotiating the definitive contract between the parties. As contemplated in the principles of understanding, it is expected that each of the parties forming the contractor joint venture will provide to us, to the extent that the relevant contractor is not the ultimate holding company of its group, a parent company guarantee securing the due performance of the relevant contractor’s obligations under the definitive contract and in return, we are expected to provide a guarantee to the contractors guaranteeing the due performance of Melco Hotels’ obligations under the definitive contract.

We began site preparation of the City of Dreams project in the second quarter of 2006. Our objective in building the City of Dreams is to offer a “must-see” integrated casino resort, entertainment, retail and food and beverage complex that will be attractive to a wide range of customers, with a particular focus on mass market individual and group customers, including families.

The City of Dreams will be located on the Cotai Strip, a newly reclaimed area of Macau between the islands of Taipa and Coloane, which has been master-planned for the development of a series of major Las Vegas Strip-style hotel casino resorts featuring large-scale casino floors and a range of supporting entertainment and hospitality facilities such as a performance hall, exhibition and conference facilities, showrooms, shopping malls, spas and other attractions. The City of Dreams will be well-positioned at the northern end of the Cotai Strip, which will make it one of the closest destination resorts on the Cotai Strip to the Macau International Airport and the newly planned Hong Kong/Macau Ferry Pier.

We currently target to complete the City of Dreams project in two phases, with the completion of the first phase targeted for late 2008 and the second phase targeted for the second half of 2009. We currently target the casino to be substantially completed during the first phase, along with two of the four hotels, most of the retail stores and food and beverage outlets and the performance hall, which we have targeted to be completed in the second half of 2008 and ready to host performances in the second quarter of 2009. We currently target to complete the third and fourth hotels and the serviced apartments during the second phase. We have currently budgeted that the total cost of constructing and developing both phases of the City of Dreams project to the point of opening will be approximately US$2.1 billion, inclusive of land and construction costs, FF&E, pre-opening expenses, capitalized fees and finance costs and initial working capital requirements. Although we have determined the overall scope and general design of the City of Dreams, we will continue to evaluate the City of Dreams project design in relation to its construction schedule and budget and the demands of the Macau tourism and gaming market. In addition, subject to obtaining Macau governmental approvals that may be required and approvals from the City of Dreams Project Facility lenders, finalizing plans and raising any additional financing that may be needed, we may construct one block of deluxe serviced apartments at the City of Dreams in phase two of the project and, depending on market conditions, a second block thereafter. The cost of a second block of apartments has not been included in the US$2.1 billion total budgeted project cost for development of the City of Dreams. All of the features of the City of Dreams described in this prospectus are based on our current plans for the project, and, therefore, the design of individual elements of the City of Dreams may be refined from this description. However, project changes will be limited in certain respects by the documents governing our indebtedness.

As of September 30, 2006, we had paid approximately US$166.0 million of our total US$2.1 billion budgeted project costs for the City of Dreams project, primarily for the land costs and land premium, construction costs and design and consultation fees. We expect to fund a portion of the project costs from equity contributions by PBL and Melco, proceeds of this offering and part of the US$1.6 billion City of Dreams Project Facility for which we have signed a commitment letter with certain banks as arrangers.

The Casino. We plan to offer an expansive underwater-themed casino of approximately 420,000 square feet housing approximately 450 gaming tables, including approximately 50 high-limit tables in exclusive VIP salons, and 2,500 gaming machines with potential for future expansion. We target the casino to be substantially completed as part of the first phase.

The Hotels. The City of Dreams is planned to include four full service luxurious hotels with a total of approximately 1,600 rooms, consisting of: (1) a luxury premium hotel designed with the aim of exceeding the average five-star hotels in Macau, to be operated under the Crown Towers brand by us with approximately 260 rooms, suites and villas; (2) two hotels to be operated under the Grand Hyatt and Hyatt Regency brands with approximately 970 rooms and suites; and (3) a themed hotel to be operated under the Hard Rock brand with approximately 380 rooms and suites. We intend the property to feature one of Asia’s largest destination spas, featuring a health club, a beauty treatment center and several rejuvenation facilities, which will help to ensure that our guests enjoy a relaxing and luxurious stay. We expect that the Crown Towers and the Hard Rock hotels will be substantially completed as part of the first phase.

Performance Hall. A performance hall offering approximately 2,000-seats is included in the plan of the City of Dreams. The performance hall, which is expected to be designed by the award winning Pei Partnership Architects according to the specifications of Dragone, is expected to host performances that cater to the preferences of the Asian mass market. We currently expect to complete the performance hall in the second half of 2008 and have it ready to host performances in the second quarter of 2009. It is expected to offer a production created by Dragone, the co-producer and creator of Celine Dion’s “A New Day” show. The artistic director and founder of Dragone was the director and creator of several Cirque du Soleil shows.

Retail Stores. Our plan includes a retail shopping mall of approximately 50,000-square feet. The shopping mall will feature a wide range of shops with a retail mix which is designed to cater to the needs of residential guests and to attract other visitors to the complex. We currently expect to complete the majority of the retail stores during phase one, with the remainder to be completed in phase two.

Serviced Apartment Units. We also plan to develop one block of luxury serviced apartment units, for both long and short-term occupancy in phase two of the project and, depending on the market conditions, may develop a second block thereafter. These developments may be subject to Macau government’s approval and approval of our lenders under our debt facilities. The cost of a second block of apartments has not been included in the US$2.1 billion total budgeted project cost for development of the City of Dreams.

Food and Beverage. We plan to position the City of Dreams as one of the leading destinations for food and beverage on the Cotai Strip by offering an extensive range of high-quality food and beverage facilities. We intend to approach some of the most well-known international food and beverage brands and celebrity chefs. The City of Dreams is planned to include approximately 20 mid- to high-end restaurants plus a range of other dining outlets offering a variety of cuisines and dining styles to service both our gaming customers as well as to attract other customers from nearby Hong Kong and Guangzhou, China. We currently expect to complete significant portions of the food and beverage outlets during phase one.

Entertainment Venues. The City of Dreams is planned to feature a variety of recreational facilities designed to attract customers to the complex. The complex is also planned to feature a range of concept bars, a karaoke lounge and a nightly live performance venue. For groups and families, the property will also feature a large non-gaming entertainment zone offering a range of entertainment and amusement activities. We currently expect to complete the entertainment venues throughout phases one and two.

Conference Rooms and Ballrooms. We plan to build approximately 88,000 square feet of high quality conference, banqueting and ballroom facilities, featuring some of the latest audio and visual equipment. We will aim to make these facilities the preferred venues of choice in Macau for high-end banqueting and corporate hospitality. These facilities will be located within the Grand Hyatt Hotel and are planned to be completed in phase two.

Construction Team. We have entered into principles of understanding to engage a joint venture between Leighton, China State Construction and John Holland as the general contractor for the City of Dreams project and we are currently in the process of negotiating the definitive contract between the parties. In Macau, a joint venture of Leighton and China State Construction recently completed construction of the Wynn Resort (Macau) and Leighton recently completed construction of the Macau Fisherman’s Wharf:

•	Leighton. Leighton is one of Asia’s leading project developers and contractors. Established in Hong Kong in 1975, Leighton focuses on a number of specific market segments, including civil engineering and infrastructure, building, rail, mining, marine, oil and gas, water, environmental services, process, and telecommunications.

•	China State Construction. China State Construction started its construction business in Hong Kong in 1979. It is a vertically integrated construction company, engaged in building construction and civil engineering operations as well as foundation work, site investigation, mechanical and electrical engineering, highway and bridge construction, concrete and pre-cast production. Since July 2005, China State Construction has been listed on the Main Board of the Hong Kong Stock Exchange.

•	John Holland. John Holland is one of Australia’s largest and most diverse specialist contractors. John Holland has significant expertise and experience delivering projects in the fields of building and engineering construction, tunnelling and underground mining, water, including wastewater treatment, telecommunications and rail communication systems, structural mechanical and process engineering, and power, including high voltage transmission projects.

Leighton and John Holland are both part of the Leighton Group, one of Australia’s largest project development and contracting groups.

Design Team. In addition to the general contractor, we have also appointed the following design teams for the City of Dreams project:

•	Leigh & Orange Ltd.. Leigh & Orange Ltd. has been appointed as the lead architect for implementation of the City of Dreams project. Founded in 1874 and headquartered in Hong Kong with regional offices in Shanghai, Beijing, Fuzhou, Bangkok, Bahrain, Dubai and Riyadh, Leigh & Orange Ltd. is a full service, award-winning architectural and interior designing firm. Its designs encompass buildings and facilities for both private and public sectors. Leigh & Orange Ltd.’s works include the Ocean Park of Hong Kong, New World Centre Phase II in Beijing and the planned Shaqab Education City in Qatar.

•	The Jerde Partnership. The Jerde Partnership will design the casino and entertainment complex for the City of Dreams. Founded in 1977, The Jerde Partnership has played a key role in the design of several leading casino resorts, including the Bellagio, Wynn Las Vegas and the Palms Casino Resort.

•	Arquitectonica. Arquitectonica will design the hotel towers for the City of Dreams. Founded in 1977 and headquartered in Miami, Florida with regional offices in many parts of the world including New York, Los Angeles, Hong Kong, Shanghai and Manila, Arquitectonica is a full service award-winning architecture, interior designing and planning firm. Arquitectonica’s work includes projects on several continents, from projects such as resorts and casinos, hotels, luxury condominium towers, retail centers and office buildings. Arquitectonica is currently designing the Cosmopolitan Resort Casino in Las Vegas.

•	Pei Partnership Architects. Pei Partnership Architects will design the performance hall for the City of Dreams. Founded in 1992 and headquartered in New York with a representative office in Beijing, Pei Partnership is a full service, award-winning architectural firm with international scope, experience and reputation. Principals Chien Chung Pei and Li Chung Pei, sons of I.M. Pei and for many years key members of his firm, have more than forty years of combined architecture experience. Pei Partnership’s architectural designs include the Palm Beach Opera House (West Palm Beach, Florida), the Macau Science Center (Macau), the Centrocultural Poliforum (Mexico) and the Opera of the Future Arts at the Massachusetts Institute of Technology.

Properties. The Macau government, in a letter dated April 21, 2005, offered to grant to our subsidiary, Melco Hotels, a 25-year renewable lease for the development rights in respect of two adjacent land parcels on the Cotai Strip in Macau with a combined area of 113,325 square meters (approximately 1.2 million square feet) for the City of Dreams, which offer was accepted by Melco Hotels on May 10, 2005. The Macau government has given approval for a developable gross floor area at the site of 403,692 square meters (approximately 4.3 million square feet). Melco Hotels intends to seek approval for development of 452,400 square meters (approximately 4,868,728 square feet), rather than the 403,692 square meters (approximately 4.3 million square feet) contemplated by the Macau government.

The proposed lease terms require us to pay a land premium of approximately MOP 509 million (US$63.2 million), with MOP 170 million (US$21.1 million) due at signing of the lease and the balance due in nine equal semi-annual installments bearing interests at 5% per annum. We must also provide a guarantee deposit of MOP 2,290,000 (US$285,000), subject to adjustments in accordance with the relevant amount of rent payable during the year. If the Macau government approves our request to increase the developable gross floor area at the site, we anticipate that the land premium will increase by approximately MOP 69 million (US$8.6 million) to MOP 110 million (US$13.7 million).

During the construction period, we will pay the Macau government rent at an annual rate of MOP 20 (US$3) per square meter of land, or an aggregate annual amount of MOP 2,290,000 (US$285,000). Following completion of construction, annual rent per square meter will vary depending on the use of the areas within the site. The rent amounts may be adjusted every five years.

Mocha Clubs Operations

The Mocha Clubs focus on mass market, casual gaming patrons, including local residents and day-trip customers. We intend that the Mocha Clubs will grow to form a network of small to medium-sized clubs that feature a friendly atmosphere, with an upscale décor and café ambiance to appeal to customers that historically have been overlooked in Macau by the casinos focused on high-end table game patrons. We believe that there are significant growth opportunities for gaming machines in Macau. The Las Vegas Strip gaming market generates more than 50% of its gaming revenues from gaming machines and electronic gaming, as compared to approximately 3% in Macau. While the total number of gaming machines in Macau has increased to approximately 5,100 at the end of September 2006 from approximately 3,400 at the end of 2005 from approximately 2,250 at the end of 2004 and approximately 800 at the end of 2003, the number remains small when compared to the approximately 56,000 gaming machines in Las Vegas Strip as of December 2005. In addition, many of the existing machines are older machines that do not employ the latest technology.

Our machines are the latest models from suppliers such as IGT, Aristocrat and Stargames. We offer both single player machines with a variety of games, including progressive jackpots and multi-player games where players on linked machines play against each other in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

We have implemented a Mocha loyalty program, where players earn points for frequent play that can be redeemed for complimentary prizes. We use the IGT Advantage player tracking system, which we believe is one of the most sophisticated systems used by any casino in the world. IGT Advantage system is able to present the player with interactive enhanced bonus, game and promotional events. The IGT Advantage system serves as a marketing and merchandising platform for casino amenities, and functions as a personal kiosk with a familiar “ATM” style interface. The IGT Advantage system also allows players to track their activity for more than a ten-year period. We intend to continue to use this system in connection with our marketing and advertising resources to enhance our ability to target repeat players.

Currently, the six Mocha Clubs feature a total of approximately 1,000 gaming machines. Our Mocha Clubs accounted for approximately 30% of the gross gaming machine revenue in Macau for the nine months ended September 30, 2006. Our average daily net win per machine is higher than the industry average in Macau.

The following table sets forth information on our Mocha Clubs for the nine months ended and as of September 30, 2006;

Mocha Club	Opening Date	Location	Gaming Area	Gaming machines	Average daily net win per machine(1)
			(in square feet)	(nine months ended September 30, 2006)
Royal	September 2003	Lobby of Hotel Royal	2,100	82	US$	239.4
Kingsway	April 2004	G/F, Kingsway Commercial Centre	6,100	208		276.4
Kampek(2)	June 2004	3/F, San Kin Yip, Commercial Centre	—	309		179.3
TP Square	March 2005	G/F and 1/F, Hotel Taipa Square	4,560	140		189.7
Sintra	November 2005	G/F and 1/F, Hotel Sintra	5,110	138		195.0
Hotel Taipa	January 2006	G/F of Hotel Taipa	6,100	162		107.5

Total(3)	—	—	23,970	986	US$	199.8

(1)	Average daily net win per machine for any period represents the total gaming machine win during such period divided by the weighted average number of gaming machines in service during such period. Gaming machine win is the excess of the amount of money deposited by players into the gaming machine over the amount of money paid out of the gaming machine to players. Prior to MPBL Gaming obtaining its subconcession in September 2006, Mocha Slot provided management services to the Mocha Clubs under service agreements with SJM. Mocha Slot received 31% of gaming machine win as its revenue from gaming at the Mocha Clubs, while SJM retained 31% of gaming machine win, and Macau taxes and other government dues accounted for the remaining 38%. After the subconcession was granted and these service agreements were terminated with effect from September 21, 2006, we now reflect all the gaming machine win as our revenue from gaming at the Mocha Clubs, but we are subject to Macau taxes and other government dues currently totaling 39% of gaming machine win.
(2)	Since MPBL Gaming obtained its subconcession, we are not allowed to operate any Mocha Clubs in buildings in which other concessionaires or subconcessionaires have gaming operations. This has required relocating the Kampek Mocha Club, which was located in facilities in which SJM conducts gaming operations under its concession, and which we closed on September 21, 2006. The weighted average number of gaming machines and average daily net win per machine at the Kampek Mocha Club were for the period from January 1, 2006 to September 20, 2006. We have moved the former Kampek Mocha Club to Marina Plaza, where approximately 290 gaming machines are available. For the period from January 1, 2006 to September 30, 2006, we have incurred approximately HK$8.7 million (US$1.1 million) in provision of services to gaming machine lounges attributable to the relocation of the facility.
(3)	The total weighted average number of gaming machines and average daily net win per machine for the nine months ended September 30, 2006 for all of the Mocha Clubs as a whole were calculated with the inclusion of the Kampek Mocha Club’s operating data for the period from January 1, 2006 to September 21, 2006.

We seek to locate the Mocha Clubs in convenient locations with strong pedestrian traffic, which are typically located within three-star hotels. The Mocha Clubs generally offer diverse machine gaming options with an average of approximately 166 gaming machines in each club, and range from approximately 2,100 square feet to 36,000 square feet. Some of the Mocha Clubs offer on-floor entertainment and show facilities, and each Mocha Club provides café style snacks and beverages to its guests. We are seeking additional sites for Mocha Clubs throughout Macau.

Macau Peninsula Project

We are in the process of acquiring a third development site, the Macau Peninsula site, which has a size of approximately 6,480 square meters (69,750 square feet), and is located on the shoreline of the Macau Peninsula near the current Macau Ferry Terminal. On May 17, 2006, our subsidiary, MPBL Peninsula, entered into a promissory agreement to purchase the site by acquiring all the outstanding shares of Sociedade de Fomento Predial Omar, Limitada, or Omar. Omar is the current owner of the site. Dr. Stanley Ho is one of the five directors of Omar but owns no shares of Omar. The acquisition price in the promissory agreement we have entered into is HK$1.5 billion (US$192.3 million), of which we have paid a deposit of HK$100 million (US$12.9 million). We also expect that the acquisition of the site will require payment of a land premium of HK$150 million (US$19.2 million) to the Macau government. Our purchase of the Macau Peninsula site remains subject to important conditions, some of which are not in our control, including approval of the Macau government of an extension of the deadline for completion of development on the site and other conditions in the control of other parties. We have begun preliminary conceptual and design work on the potential Macau Peninsula project and we currently contemplate that we would develop a mixed-use casino and apartment hotel facility on the site targeted primarily at day-trip gaming patrons. If obtained, we target completing the Macau Peninsula project in the middle of 2009. Based on preliminary estimates and conceptual designs, the total project costs for the Macau Peninsula project is currently budgeted at a range of approximately US$650 million to US$700 million, which includes anticipated land and construction costs, land premium costs, FF&E, pre-opening expenses, capitalized fees and finance costs, cage cash and initial working capital requirements.

Macau Studio City Project

MPBL Gaming expects to enter into a services agreement with New Cotai Entertainment, LLC, under which MPBL Gaming will operate the casino portions of the Macau Studio City project, a large scale integrated gaming, retail and entertainment resort development that is targeted to open on the Cotai Strip during 2009. The project is being developed by a joint venture between eSun Holdings Limited and New Cotai Holdings, LLC, which is primarily owned by investment funds and David Friedman, a former senior executive of Las Vegas Sands. While the definitive terms of the services agreement remain subject to finalization, we anticipate that a percentage, to be agreed upon, of the gross gaming revenues from the casino operations of Macau Studio City will be retained by MPBL Gaming. We will not be responsible for any of the project’s capital development costs, and the operating expenses of the casino will be substantially borne by New Cotai Entertainment.

Project Management Team

The members of our senior project management team have an average of 28 years of experience in property development, construction project management and architecture and design. The project management team will oversee and manage the Crown Macau and the City of Dreams projects at each stage of the process from design, construction through to completion of the projects. Our project management team works closely with our contractors, architects and engineers and consists primarily of the following persons. In addition, we receive support from personnel at PBL and Melco to assist us and our subsidiaries in managing the development of our projects.

Mr. Charles R. Goodwin has served as our Project Director, Construction of the Project Team, since June 2006. He overlooks all construction matters relating to the Crown Macau and the City of Dreams projects. He graduated from the University of Wales in the U.K. with honors. Mr. Goodwin is a chartered engineer and a chartered builder, having more than 30 years of concept, design and construction experience in major building and infrastructure works. In the last 15 years prior to joining us, he has been involved in directing the implementation of residential, commercial, leisure and entertainment building projects from inception to completion. During the period between mid-1995 and early 2006, Mr. Goodwin worked with Newfoundworld Ltd. and directed the US$2 billion commercial, residential and leisure development project that forms the city center of Tung Chung, a satellite town neighboring the Hong Kong International Airport.

Mr. Anthony Rafaniello has served as our Project Director, Property Design, since May 2006. He is mainly responsible for all design matters relating to the development of the Crown Macau and City of Dreams. He graduated from Monash University in Australia, majoring in Engineering and earned his MBA from Melbourne University. He has more than 17 years of experience in property development, including gaming-based hospitality projects. He joined Crown Limited in 1994 and was responsible for the establishment and opening of the Crown Casino Melbourne, where he most recently served as Chief Operating Officer, Property Development and Services.

Mr. Stephen Tennant has served as our Technical Director—Contracts, since September 2006. He is responsible for contract, sub-contract and consultancy documentation and administration, commercial negotiations, cost control, budgeting and estimating, advise on programming, construction insurances and liaison with the legal departments of Melco and PBL. He is a chartered quantity surveyor with more than 30 years’ experience. Having been involved in Hong Kong construction industry since 1980, his experience includes seventeen years with Nishimatsu Construction Company Limited, a large Japanese general contractor undertaking commercial functions on some of the landmark and complex infrastructure and construction projects in Hong Kong and the Asia Pacific region, such as the Western Harbour Crossing in Hong Kong, Standard Chartered Bank headquarters in Hong Kong, United Overseas Bank headquarters in Singapore and Exchange Square Three in Hong Kong. Since 2000, he has operated his own consultancy offering expert services in mediation, dispute resolution advice, expert reports, contract administration, project management and insurance procurement advice. During the period between August 2004 and July 2006, he was also the director of construction and infrastructure with Aon Hong Kong Limited. He is a fellow of the Royal Institute of Chartered Surveyors, fellow of the Institute of Civil Engineering Surveyors and a member of the Association for Project Management of the United Kingdom.

Mr. York To has served as our Deputy Project Director, Construction of the Project Team, since March 2006. He is responsible for assisting the Project Director on all construction matters relating to the Crown Macau and the City of Dreams projects. He graduated from the University of London with a bachelor’s degree in civil engineering and obtained his MBA from York University in Canada, majoring in real property development. He has more than 18 years of experience in handling large-scaled mixed-use complex development projects. From February 2000 to March 2006, he worked with the Great Eagle Group in Hong Kong as an assistant general manager and was responsible for such landmark projects as Langham Place, a complex development which includes retail, office, hotel and government facilities, and Eaton Hotel, as well as Astor Plaza redevelopment projects.

Mr. Greg Wheat has served as our Technical Director—Services since August 2006. He is responsible for all matters relating to the design of services on the Crown Macau and the City of Dreams projects. Prior to joining us, he was the property operations manager at Conrad Jupiters Casino on the Gold Coast in Australia for the period between 1998 to June 2006, responsible for services operation and project management. He was also responsible for services design and operation of major facilities such as Shangri-la Hotel in Sydney during the period between 1990 and 1994, the Sydney Harbour Casino, a temporary facility to the Star City Casino and the Star City Casino complex during the period between 1994 and 1998.

Advertising and Marketing

We will seek to attract customers to our properties and to grow our customer base over time by implementing and undertaking the following marketing activities and plans:

Press and Public Relations. We believe that utilizing the local and regional media to publicize our projects and operations before our openings, and our continued daily operations is an effective, highly visible and low-cost tool to market our facilities to a large number of people across several market segments. We intend to build a public relations management team that will cultivate media relationships and directly liaise with customers within target Asian countries in order to explore media opportunities in various markets. We also intend to leverage Melco’s existing relationships with local and regional media.

Advertising. We intend to build an internal advertising department responsible for promoting our brands and projects and marketing preferred products to potential customers around Asia. Advertising will include magazine and print pieces, airport duratrans, roadway billboards, radio and television spots (as permitted by Macau laws), collateral and direct mail pieces and handouts.

Promotions. We intend to create a range of promotions that offer a tangible benefit for the customer as a result of the customer’s interaction with the casinos and hotels. Promotions may include discounts, match play offers, free credits, bonuses, competitions and special draws. Promotions will be targeted at different market segments and may be used to market the casinos and hotels as well as their individual amenities, such as, restaurants and special guests clubs.

Special Events. We will host different types of entertainment and exclusive functions designed to bring customers to the property. We will target various market segments with customer-specific events, which will be designed to cater to our customers’ needs and expectations, with the objective of cultivating repeat customer visitation and developing long-term customer relationships.

Casino Marketing. To the extent permitted by the applicable laws in different jurisdictions, we plan to engage in extensive marketing to casino patrons in order to attract them to our casinos. We intend to develop player lists and client databases in order to attract new and repeat high-limit casino patrons as well as develop marketing strategies to attract mass market clientele, including the use of direct mail and telemarketing to draw casino patrons. We will seek to utilize the marketing resources of our founders, including PBL’s existing gaming office network, to assist in sourcing customers for our properties. Marketing to Asian high-end customers requires specialist skills. The PBL gaming office network is well experienced in this regard, and has developed close and long standing relationships with customers that we intend to leverage.

Loyalty Programs. We expect to implement a customer relationship management program to foster and closely monitor our customer base to develop customer loyalty. This is expected to be closely modeled on Crown’s successful “Crown Club” program. Utilizing PBL’s gaming experience with customer analytics, we will build a database of customer profiles, which will enable us to target customers in various segments. We will provide Club Cards to casino patrons in order to track their individual activity, enabling the creation of customer profiles from both a gaming and non-gaming perspective. In addition, hotel management software will interface with casino management software, allowing us to effectively market an overall gaming and entertainment product to these guests.

Entertainment. We intend to research the market’s entertainment demands in order to identify and then offer attractive options to our clientele, whether to the high-end or mass market. Our casino lounges and main live performance venues will allow us to offer a variety of entertainment options for multiple market segments, provide continuous entertainment daily between settings, and use these offerings as an effective tool to build brand identity, generate repeat visitations and attract new guests. These exclusive events are expected to be programmed into the operating calendar regularly to maintain certain customer volumes and to fill capacity during lower-demand periods.

Networking Junket Operators. We plan to build a network of selected junket operators to help source and assist in managing high-end customers for our properties. We will develop a series of commission and other incentive-based programs to offer to junket operators and individuals alike, to be competitive in the Macau gaming environment.

Competition

We believe that the gaming market in Macau is and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession and subconcession holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Many of these current and future competitors are significantly larger than us and have significantly greater capital, financing capability and other resources as well as a longer track record of operation of major hotel casino resort properties. We cannot assure you that we will be able to compete successfully in the Macau market or, if we are able to achieve such success, that we will be able to maintain it.

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires—SJM, the incumbent gaming operator in Macau, which is controlled by Dr. Stanley Ho, the father of Mr. Lawrence Ho, our Co-Chairman and Chief Executive Officer, Wynn Macau, a subsidiary of Wynn Resorts Ltd., and Galaxy, a consortium of Hong Kong and Macau businessmen. SJM has granted a subconcession to MGM Grand Paradise Limited, a joint venture formed by MGM-Mirage and Pansy Ho, Dr. Stanley Ho’s daughter and the sister of Mr. Lawrence Ho. Galaxy has granted a subconcession to Venetian Macau, the developer of the Sands Macao and the Venetian Macao. MPBL Gaming obtained its subconcession under the concession of Wynn Macau.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties, as SJM and Galaxy have done. The Macau government has agreed under the existing concessions that it will not grant any additional gaming concessions until April 2009 and has publicly stated that each concessionaire will only be permitted to grant one subconcession. However, the laws and policies of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions before 2009. If the Macau government were to allow additional competitors to operate in Macau through the grant of additional concessions or subconcessions, we would face additional competition.

SJM. SJM, the incumbent operator, holds one of the three gaming concessions in Macau and currently operates 16 casinos throughout Macau. SJM has invested in projects such as the new Grand Lisboa and the Fisherman’s Wharf entertainment complex. SJM has also announced the construction of Oceanus, a new casino complex near the current Macau Ferry Terminal. As the incumbent operator controlled by Dr. Stanley Ho, SJM has extensive experience in operating in the Macau market and long-established relationships in Macau.

Wynn Macau. Wynn Macau holds a gaming concession and opened the Wynn Resorts (Macau) hotel casino in September 2006 on the Macau peninsula. Wynn Macau has also announced that it plans to develop several projects on the Cotai Strip.

Galaxy. Galaxy, the third concessionaire in Macau, currently operates five casinos which principally target high-limit gaming customers from China, primarily through relationships with junket operators in Macau. In October 2006, Galaxy opened the Galaxy StarWorld, a hotel and casino resort in Macau’s central business and tourism district. Galaxy has also announced plans to develop the Galaxy Cotai Mega Resort on the Cotai Strip, with several hotels and four casinos.

Las Vegas Sands. With a subconcession under Galaxy’s concession, Venetian Macao, a subsidiary of the U.S.-based Las Vegas Sands Corp., operates the Sands Macao hotel and casino. In addition to the Sands Macao, Las Vegas Sands Corp. is building the Venetian Macao, hotel, casino, shopping and convention center on the Cotai Strip. Venetian Macao has also submitted to the Macau government a development plan to develop additional hotel developments in Cotai, in partnership with some of the world’s leading hotel brands and operators, which would include additional casinos and other amenities.

MGM Grand Paradise Limited. MGM-Mirage has entered into a joint venture agreement with Pansy Ho, the daughter of Dr. Stanley Ho and the sister of Mr. Lawrence Ho, our Co-Chairman and Chief Executive Officer, to develop, build and operate a major hotel-casino resort in Macau. MGM Grand Paradise Limited, the joint venture, has been granted a subconcession under SJM’s concession. MGM Grand Paradise Limited has announced the development of the MGM Grand Macau, which will be located next to the Wynn Resorts (Macau) on the Macau peninsula and is expected to be opened in 2007.

Cruise Ships. Star Cruises (Hong Kong) Ltd., or Star Cruises, is a leading cruise line in the Asia Pacific and is one of the largest cruise line operators in the world. Worldwide, Star Cruises presently operates a combined fleet of approximately 20 ships with more than 26,000 lower berths. Star Cruises vessels in Asia Pacific offer extensive gaming to their passengers. These cruise vessels will compete for Asian-based patrons with our gaming operations in Macau.

Other Asian Destinations. We may also face competition from casinos and gaming resorts in Malaysia, South Korea, the Philippines, Cambodia, Australia and New Zealand. Genting Highlands is a popular international gaming resort in Malaysia approximately a one-hour drive from Kuala Lumpur. Although successful, we believe that the Genting Highlands caters to a different market than Macau, in large part because of the distance and travel times from the Greater China population centers from which Macau is expected to draw its principal traffic. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. However, the Kangwon Land Casino recently opened in an old mining area of Korea that allows Korean nationals to gamble. There are also casinos in the Philippines, although they are relatively small compared to those contemplated for Macau. There are a number of casino complexes in certain tourist destinations in Cambodia such as Dailin, Bavet, Poipet, Sihanoukville and Koh Kong. We believe Australia currently offers the closest gaming facilities in Asia comparable to Las Vegas casinos. The major gaming markets in Australia are located in Sydney, Melbourne, the Gold Coast and Perth.

Singapore recently legalized casino gaming and awarded one casino license to Las Vegas Sands and a second casino license to Genting International Bhd. in December 2006. In addition, several other Asian countries are considering, or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

Our regional competitors will also include PBL’s Crown Casino Melbourne and Burswood Casino in Australia and other casino resorts that Melco and PBL may develop elsewhere in Asia outside Macau. For example, another joint venture entity of Melco and PBL (in which we do not have any interest) participated in a consortium that recently submitted a bid for one of the two licenses to operate casinos in Singapore. Although the consortium did not win such bid, Melco and PBL may seek other gaming projects in Asia through joint venture entities (in which we will not have any interest). We could face competition from these other gaming projects, including competition for management time and resources. Melco and PBL may have different interests and strategies for developments across Asia which conflict with the interests of our business in Macau or otherwise compete with our operations in Macau for Asian gaming and leisure customers.

Insurance

For the operations of the Crown Macau and the City of Dreams, we intend to obtain the types and amounts of insurance coverage that we consider appropriate for companies in similar businesses. We currently maintain certain insurance policies, including public liability, property all risks, money in transit and employees compensation, for each of our Mocha Clubs. While we believe that our insurance coverage is consistent with industry and regional practice, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside of the scope of our insurance coverage, our business, financial condition and results of operations could be materially and adversely affected.

For the construction of the Crown Macau, Paul Y. Construction, the main contractor for the Crown Macau project, has obtained coverage under a contractors’ all risks and third party liability insurance policy with China Insurance (Macau) Company Limited for which we are named as a co-insured. The period of insurance is from November 10, 2004 to July 9, 2007, plus three months free extension following a twelve months defects liability period. Under this policy, we are insured up to HK$1,448 million (US$185.6 million) for material damage to the contract works and are negotiating an increase in the insurance amount to approximately HK$2.1 billion (US$269.1 million) to match the increase we recently negotiated for the total contract price of the Crown Macau construction contract and up to MOP 30 million (US$3.7 million) for third party liability for any one occurrence with the number of occurrences generally unlimited. The general and special exclusions from the coverage under this insurance policy include our loss, damage or liability directly or indirectly resulting from war, act of terrorism and total or partial cessation of work. In addition, we are responsible for certain scheduled amounts as our deductible payments if the loss or damage results from or in, among others, fire, water damage to works other than natural disasters, third party property, underground services or employer’s property. Our rights and benefits under this insurance policy have been assigned to the lenders of the Crown Macau Project Facility to secure Great Wonders’ obligations under the Crown Macau Project Facility.

For the construction of the City of Dreams, we intend to secure a construction insurance policy and employees’ compensation insurance policy that we expect to be similar, in terms of the types of material damage, third party liability and employee compensation covered, to the policy we have secured for the Crown Macau project.

We maintain property damage, third party liability and money-in-transit insurance policies with insurance carriers in respect of the Mocha Clubs. These policies cover accidental destruction or damage to the Mocha Club premises, equipment and cash that is either at the Mocha Club premises or is being transported within Macau (subject to certain specific exclusions). In 2006, we procured liability insurance for certain officers and employees operating at the Mocha Club premises. We do not have insurance for business interruption in relation to our operations at the Mocha Clubs. We believe that our insurance coverage is commensurate with the nature of and the risks associated with our operations at the Mocha Clubs.

Properties

Apart from the property sites for the Crown Macau, the City of Dreams and the Macau Peninsula projects, we currently maintain offices in Taipa, Macau, primarily for use as our recruitment and training center, which has an approximate gross area of 4,459 square meters (48,000 square feet). The 10-year lease we entered into in connection with this property is renewable upon expiration and contemplates annual increments to the monthly rental during the term of the lease. In addition, we maintain leases or subleases, which are renewable on an annual basis, for the properties at which the Mocha Clubs are located, with a total floor area of approximately 36,070 square feet.

Intellectual Property

We have registered the trademarks “Mocha Club” and “City of Dreams” in Macau. We are currently examining the registration in Macau of certain trademarks and other service marks to be used in connection with the operations of our hotel casino projects in Macau. We have entered into a license agreement with Crown Limited and obtained an exclusive and non-transferable license to use the Crown brand in Macau. Our hotel management agreements provide us the right to use the Grand Hyatt and Hyatt Regency trademarks on a non-exclusive and non-transferable basis. We also purchase gaming tables and gaming machines and enter into licensing agreements for the use of certain tradenames and, in the case of the gaming machines, the right to use software in connection therewith. These include a license to use a jackpot system for the gaming machines.

Employees

We had 412 and 521 employees as of December 31, 2005 and September 30, 2006, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2005 and September 30, 2006.

	As of December 31, 2005		As of September 30, 2006
	Number of employees	Percentage of Total	Number of employees	Percentage of Total
Mocha
Food and beverage	93	22.6%	70	12.7%
Floor	255	61.9	345	62.4
General and administrative	53	12.9	77	13.9

Subtotal	401	97.4	492	89.0

Crown Macau and City of Dreams(1)	11	2.6	61	11.0

Total	412	100%	553	100%

(1)	Includes project management and marketing staff for the two projects.

None of our employees are members of any labor union and we are not party to any collective bargaining or similar agreement with our employees. We believe that our relationship with our employees is good. We anticipate that the Crown Macau and the City of Dreams will require a total of more than 10,000 employees upon completion of their construction. See “Risk Factors—Risks Relating to the Completion and Operations of Our Projects—We will need to recruit a substantial number of new employees before each of our projects can open and competition may limit our ability to attract qualified management and personnel and new employees may seek unionization, which may make it difficult for us to successfully run our operations or may significantly increase the cost of doing so.”

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings and we are not aware of any material legal or administrative proceedings pending or threatened against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

GAMING REGULATIONS

The ownership and operation of casino gaming facilities in Macau are subject to the general laws (e.g., Civil Code, Commercial Code) and to specific gaming laws, in particular, Law No. 16/2001, and various regulations govern the different aspects of the gaming activity. Macau’s gaming operations are subject to the grant of a concession or subconcession by and regulatory control of the Macau government (“Dispatch” of the Chief Executive).

The laws, regulations and supervisory procedures of the Macau gaming authorities are based upon declarations of public policy that are concerned with, among other things:

•	the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

•	the adequate operation and exploitation of games of fortune and chance;

•	the fair and honest operation and exploitation of games of fortune and chance free of criminal influence;

•	the protection of the Macau SAR interest in receiving the taxes resulting from the gaming operation; and

•	the development of the tourism industry, social stability and economic development of the Macau SAR.

If we violate the Macau gaming laws, MPBL Gaming’s subconcession could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we, and the persons involved, could be subject to substantial fines for each separate violation of Macau gaming laws or of the subconcession contract at the discretion of the Macau government. Further, if we terminate or suspend the operation of all or a part of the conceded business without permission, which is not caused by force majeure or the occurrence of serious chaos in our overall organization and operation, or in the event of insufficiency of our facilities and equipment which may affect the normal operation of the conceded business, the Macau government would be entitled to replace MPBL Gaming directly or through a third party during the aforesaid termination or suspension or subsistence of the aforesaid chaos and insufficiency and to ensure the operation of the conceded business and cause the adoption of necessary measures to protect the subject matter of the subconcession contract. Under such circumstances, the expenses required for maintaining the normal operation of the conceded business would be borne by us. Limitation, conditioning or suspension of any gaming registration or license or the appointment of a supervisor could, and revocation of MPBL Gaming’s subconcession would, materially adversely affect our gaming operations.

Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macau government may be found unsuitable. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a registered corporation beyond the period of time prescribed by the Macau government may lose his rights to the shares. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us, we:

•	pay that person any dividend or interest upon our shares;

•	allow that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;

•	pay remuneration in any form to that person for services rendered or otherwise; or

•	fail to pursue all lawful efforts to require that unsuitable person to relinquish its shares.

Additionally, the Macau government, pursuant to its regulatory and supervisory control of suitability, has the authority to reject any person owning or controlling the stock of any corporation holding a subconcession.

The Macau government also requires prior approval for the creation of a lien over real property, shares, gaming equipment and utensils of a concession or subconcession holder and restrictions on its stock in connection with any financing. In addition, the creation of a lien over real property, shares, gaming equipment and utensils of a concession or subconcession holder and restrictions on its stock in respect of any public offering also requires the approval of the Macau government to be effective.

The Macau government must give its prior approval to changes in control through a merger, consolidation, stock or asset acquisition, or any act or conduct by any person whereby he or she obtains such control. Entities seeking to acquire control of a corporation must satisfy the Macau government concerning a variety of stringent standards prior to assuming control. The Macau government may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated for suitability as part of the approval process of the transaction.

The Macau government also has the power to supervise subconcessionaires in order to assure the financial stability and capacity.

The subconcession premiums and taxes, computed in various ways depending upon the type of gaming or activity involved, are payable to the Macau government. The method for computing these fees and taxes may be changed from time to time by the Macau government. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly or annually and are based upon either:

•	a percentage of the gross revenues received; or

•	the number and type of gaming devices operated.

In addition to special gaming taxes, we are also required to contribute to the Macau government an amount equivalent to 1.6% of the gross revenue of our gaming business. Such contribution must be delivered to a public foundation designated by the Macau government whose goal is to promote, develop or study culture, society, economy, education and science and engage in academic and charity activities.

Furthermore, we are also obligated to contribute to Macau an amount equivalent to 2.4% of the gross revenue of the gaming business for urban development, tourism promotion and the social security to Macau.

We are required to collect and pay, through withholding, statutory taxes on junket commissions or other remunerations paid to gaming intermediaries.

We are also required to collect and pay employment taxes in connection with our staff through withholding and all payable and non-exemptible taxes, levies, expenses and handling fees provided by the laws and regulations of Macau.

Non-compliance with these obligations could lead to the revocation of MPBL Gaming’s subconcession and could materially adversely affect our gaming operations.

Anti Money Laundering Regulations in Macau

In conjunction with current gaming laws and regulations, we will be required to comply with the newly adopted laws and regulations relating to anti-money laundering activities in Macau. Law 2/2006 of April 3, 2006 which came into effect on April 4, 2006, the Administrative Regulation (AR) 7/2006 of May 15, 2006, which came into effect on November 12, 2006 and the DICJ Instruction 2/2006 of November 13, 2006 govern our compliance requirements with respect to identifying, reporting and preventing anti-money laundering and terrorism financing crimes at our casinos.

Under these laws and regulations, we are required to:

•	identify any customer or transaction where there is a sign of money laundering or financing of terrorism or which involves significant sums of money in the context of the transaction, even if any sign of money laundering is absent;

•	refuse to deal with any of our customers who fail to provide any information requested by us;

•	keep records following the identification of a customer for a period of five years;

•	notify the Finance Information Bureau if there is any sign of money laundering or financing of terrorism; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.

Under Article 2 of AR 7/2006 and the DICJ Instruction 2/2006, effective from November 13, 2006, we are required to track and mandatorily report cash transaction and granting of credit with the minimum amount of MOP 500,000 (US$62,000). Pursuant to the legal requirements above, if the customer provides all required information, and after submitting the reports, we may continue to deal with those customers that we reported to the DICJ and, in case of suspicious transactions, to the Finance Information Bureau.

We intend to use an integrated IT system to track and automatically generate significant cash transaction reports and, if permitted by the DICJ and the Finance Information Bureau, to submit those reports electronically. We also intend to train our staff on identifying and following correct procedures for reporting “suspicious transactions” and to make available for our employees our Guidelines and training modules in our intranet and on-line sites.

Subconcession Contract

A summary of the key terms of MPBL Gaming’s subconcession contract follows:

Subconcession Term. The subconcession contract will expire in June 2022, the current expiration date of Wynn Macau’s concession, or, if the Macau government exercises its redemption right, in 2017. Based on information from the Macau government, proposed amendments to the relevant legislation are being considered. We expect that after such amendments take effect, on the expiration date of MPBL Gaming’s subconcession, unless the subconcession term is extended, the portion of casino premises within our developments to be designated with the approval of the Macau government, including all equipment, would automatically revert to the Macau government without compensation to us. The Macau government may exercise its redemption right by providing us one year’s prior notice and paying fair compensation or indemnity to us. The amount of such compensation or indemnity will be determined based on the amount of gaming revenue generated by the City of Dreams during the tax year prior to the redemption. It would not reimburse us for any portion of the US$900 million paid to Wynn Macau for the subconcession.

Development of Gaming Projects/Financial Obligations. The subconcession contract requires us to make a minimum investment in Macau of MOP 4.0 billion (US$497.9 million) by December 2010. We expect to satisfy this requirement through our development of the Crown Macau and the City of Dreams. However, if we were unable to meet the required deadline for completing this minimum investment due, for example, to delays in construction or inability to finance the completion of the City of Dreams project, we may lose the right to continue operating our properties developed under the subconcession or suffer the termination of the subconcession by the Macau government.

Payments. In addition to the initial US$900 million that we paid to Wynn Macau when we obtained the subconcession, we are required to make certain payments to the Macau government, including a fixed annual premium per year of MOP30 million (US$3.7 million) and a variable premium depending on the number and type of gaming tables and gaming machines that we operate. The variable premium will be calculated as follows:

(1) MOP 300,000 (US$37,341 per year for each gaming table (subject to a minimum of 100 tables) located in special gaming halls or areas reserved exclusively for certain kind of games or to certain players; (2) MOP 150,000 (US$18,671 per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and (3) MOP 1,000 (US$124 per year for each electrical or mechanical gaming machine, including slot machines).

Termination Rights. The Macau government has the right, after notifying Wynn Macau, to unilaterally terminate MPBL Gaming’s subconcession in the event of non-compliance by us with our basic obligations under the subconcession and applicable Macau laws. The Macau government may be able to unilaterally rescind the subconcession contract upon the following termination events:

•	the operation of gaming without permission or operation of business which does not fall within the business scope of the subconcession;

•	abandonment of approved business or suspension of operations of our gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year;

•	transfer of all or part of MPBL Gaming’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in the Macau SAR and without Macau government approval;

•	failure to pay taxes, premiums, levies or other amounts payable to the Macau government;

•	refusal or failure to resume operations following the temporary assumption of operations by the Macau government;

•	repeated opposition to the supervision and inspection by the Macau government and failure to comply with decisions and recommendations of the Macau government, especially those of the DICJ, applicable to us;

•	failure to provide or supplement the guarantee deposit or the guarantees specified in the subconcession within the prescribed period;

•	bankruptcy or insolvency of MPBL Gaming;

•	fraudulent activity harming the public interest;

•	serious and repeated violation of the applicable rules for carrying out casino games of chance or games of other forms or damage to the fairness of casino games of chance or games of other forms;

•	systematic non-compliance with the Macau Gaming Law’s basic obligations;

•	the grant to any other person of any managing power over the gaming business of MPBL Gaming or the grant of a subconcession or entering into any agreement to the same effect; or

•	failure by a controlling shareholder in MPBL Gaming to dispose of its interest in MPBL Gaming, within 90 days, following notice from the gaming authorities of another jurisdiction in which such controlling shareholder is licensed to operate casino games of chance to the effect that such controlling shareholder no longer wishes to own shares in MPBL Gaming.

These events could lead to the termination of MPBL Gaming’s subconcession without compensation to us regardless of whether any such event occurred with respect to us or with respect to our subsidiaries which will operate our Macau projects. Upon such termination, the designated casino gaming premises and related equipment in Macau would automatically revert to the Macau government without compensation to us and we would cease to generate any revenues from these operations. In many of these instances, the subconcession contract does not provide a specific cure period within which any such events may be cured and, instead, we may be dependent on consultations and negotiations with the Macau government to give us an opportunity to remedy any such default.

Ownership and Capitalization. (1) Any person who directly acquires voting rights in Gaming Macau will be subject to authorization from the Macau government, (2) MPBL Gaming will be required to take the necessary measures to ensure that any person who directly or indirectly acquires more than 5% of the shares in MPBL Gaming would be subject to authorization from the Macau government, except when such acquisition is wholly made through the shares of public listed companies, (3) any person who directly or indirectly acquires more than 5% of the shares in MPBL Gaming will be required to report the acquisition to the Macau government (except when such acquisition is wholly made through shares tradable on a stock exchange as a publicly listed company after this offering), (4) the Macau government’s prior approval would be required for any recapitalization plan of MPBL Gaming, and (5) the Chief Executive of Macau could require the increase of MPBL Gaming’s share capital if he deemed it necessary.

Others. In addition, the subconcession contract contains various general covenants and obligations and other provisions, with respect to which the determination as to compliance is subjective. For example, compliance with general and special duties of cooperation, special duties of information, and with obligations foreseen for the execution of our investment plan may be subjective. We cannot assure you that we will perform such covenants in a way that satisfies the requirements of the Macau government and, accordingly, we will be dependent on our continuing communications and good faith negotiations with the Macau government to ensure that we are performing our obligations under the subconcession in a manner that would satisfy such requirement.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.(1)

Name	Age	Position/Title
Lawrence (Yau Lung) Ho	29	Co-Chairman and Chief Executive Officer
James D. Packer	39	Co-Chairman
John Wang	46	Director
Clarence Chung	43	Director
John H. Alexander	55	Director
Rowen B. Craigie	51	Director
Thomas Jefferson Wu	34	Independent Director
Alec Tsui	57	Independent Director
David E. Elmslie	50	Independent Director
Robert Mactier	42	Independent Director
Simon Dewhurst	37	Executive Vice President and Chief Financial Officer
Ted (Ying Tat) Chan	34	Chief Executive Officer of Mocha
Greg Hawkins	43	Chief Executive Officer of Crown Macau
Stephanie Cheung	44	General Counsel

(1)	We also currently intend to appoint a Chief Operating Officer.

Directors

Mr. Lawrence (Yau Lung) Ho has served as our co-chairman and chief executive officer since the inception of our company. Since November 2001, Mr. Ho has also served as the managing director and, since March 2006, the chairman and chief executive officer of Melco. As chairman and chief executive officer of Melco, Mr. Ho oversees and is responsible for the overall strategic development, management and operations of Melco. Before heading Melco, Mr. Ho worked at Jardine Fleming from September 1999 to October 2000 and iAsia Technology Limited (the predecessor of Value Convergence Holdings Limited) from October 2000 to November 2001. Mr. Ho graduated with a bachelor of arts degree in commerce from the University of Toronto, Canada.

Mr. James D. Packer has served as our co-chairman since the inception of our company. Mr. Packer has also been the executive chairman since May 1998 and the chief executive officer from March 1996 to May 1998 of PBL. He is a member of PBL’s Investment Committee. He is also a director of both Crown Limited and Burswood Limited, subsidiaries of PBL. Mr. Packer is the executive chairman of Consolidated Press Holdings Limited, the largest shareholder of PBL, and a director of various listed companies in Australia, including Challenger Financial Services Group Limited and Qantas Airways Limited, as well as the chairman of Seek Limited, an Australian- listed online job search company.

Mr. John Wang has served as our director since November 2006. Mr. Wang is currently the chief financial officer of Melco. Prior to joining Melco in 2004, Mr. Wang had over 18 years of professional experience in the securities and investment banking industry. He was the managing director of JS Cresvale Securities International Limited (HK) from 1998 to 2004 and had previously worked for Deutsche Morgan Grenfell (HK), CLSA (HK), Barclays (Singapore), SG Warburgs (London), Salomon Brothers (London), the London Stock Exchange and Deloitte Haskins & Sells (London). Mr. Wang qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales in 1985.

Mr. Clarence (Yuk Man) Chung has served as our director since November 2006. Mr. Chung has also been the executive director since May 2006 and the chief operating officer since July 2006 of Melco. Mr Chung joined

Melco in December 2003 and assumed the role of the chief financial officer. Prior to joining Melco, he was the chief financial officer and director with the Megavillage Group, an Internet-based trading company, from 2000 to 2003, an investment banker at Lazard Asia managing an Asian buy-out fund from 1998 to 2000, and a vice-president at Pacific Century Regional Development Limited, a Singapore listed company with businesses in infrastructure financial services and technology, from 1994 to 1998. Mr. Chung is an accountant by profession and a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and a member of the Society of Management Accountants of Canada.

Mr. John H. Alexander has served as our director since the inception of our company. Since June 2004, Mr. Alexander has also been the chief executive officer and managing director of PBL, a shareholder owning 50% of our company prior to this offering. He is also a director of Crown Limited and Burswood Limited. Mr. Alexander joined the magazine division of PBL as the group publisher in 1998 and was appointed the chief executive officer of that division in March 1999 and the chief executive officer of PBL Media in January 2002, straddling PBL’s television and magazine divisions. Prior to joining the PBL Group, Mr. Alexander was the editor-in-chief and publisher from 1997 to 1998, and editor-in-chief for various periods of The Sydney Morning Herald. He was editor-in-chief of The Australian Financial Review from 1992 to 1995. In Australia, Mr. Alexander is a director of the Sydney Theatre Company Foundation Committee, a board member of The International Federation of the Periodical Press Limited and a council member of the Sydney Symphony Orchestra.

Mr. Rowen B. Craigie has served as our director since the inception of our company. Since January 2002, Mr Craigie has also served as the chief executive officer and a director of Crown Limited and a director of PBL, a shareholder owning 50% of our company prior to this offering. He is also the head of PBL Gaming, which oversees all of PBL’s Australian and international operations. He is also a director of Burswood Limited. Mr. Craigie joined Crown Limited in 1993 and was appointed as its executive general manager of its gaming machines department in 1996, and was promoted to chief operating officer in 2000. Prior to joining Crown Limited, Mr. Craigie was the group general manager for gaming at the TAB in Victoria, Australia from 1990 to 1993, and had held senior economic policy positions in Treasury and Department of Industry in Australia from 1984 to 1990. He holds a bachelor of economics (Hon.) degree from Monash University, Melbourne, Australia.

Mr. Thomas Jefferson Wu has served as our independent director since December 18, 2006. Mr. Wu has been the deputy managing director of Hopewell Holdings Ltd., a Hong Kong Stock Exchange-listed business conglomerate, since August 2003 and has served in various roles with the Hopewell Holdings group since 1999, including group controller, executive director and chief operating officer. He is also the managing director of Hopewell Highway Infrastructure Limited and is a director of various Hopewell group companies. He is a member of the Chinese People’s Political Consultative Conference in Huadu District in Guangzhou, China and the honorary president of Association of Property Agents and Realty Developers of Macau. He holds a master of business administration degree from Stanford University and a bachelor’s degree in mechanical and aerospace engineering from Princeton University.

Mr. Alec Tsui has served as our independent director since December 18, 2006. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong prior to joining the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and becoming the chief executive in 1997. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui is currently an independent non-executive director of a number of listed companies in Hong Kong, including Industrial and Commercial Bank of China (Asia) Limited, China Chengtong Development Group Ltd., a cement manufacturer and property development company, COSCO International Holdings , a conglomerate engaging in various businesses including ship trading, property development and investment, China Power International Development Limited, Synergis Holdings Ltd., a property management company, Greentown China Holdings, a developer of residential properties, China Blue Chemical Limited, a fertilizer manufacturer, and Vertex Communications & Technology Group, a communications and technology services provider. Mr. Tsui graduated from the University of Tennessee with a bachelor of science degree and a master of engineering degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government of Harvard University.

Mr. David E. Elmslie has served as our independent director since December 18, 2006. Mr. Elmslie has extensive experience in gaming, wagering and casino management, finance and administration, corporate and strategic planning, taxation, risk and external and internal audit. From 1995 to 2006 Mr. Elmslie was employed by Tabcorp Holdings Limited, a major Australian publicly listed company which owns and operates casinos including Star City casino in Sydney, Jupiters casino on the Gold Coast and Treasury casino in Brisbane, as well as electronic gaming machines installed in hotels and clubs throughout the state of Victoria and on and off course parimutuel wagering and fixed odds sports betting in Victoria and New South Wales. While at Tabcorp, Mr. Elmslie successively held the positions of executive general manager of development, executive general manager of the Victorian gaming division and chief financial officer. Prior to joining Tabcorp, he ran his own consulting practice, which involved assignments with Australian Wool Textiles Limited, Country Road Australia Limited, an Australian publicly listed company in fashion and homeware retailing, and working on the privatization of the Victorian Totalisator Agency Board. He has also worked for Elders Resources NZFP Limited, then a conglomerate with various businesses, where he was responsible for the group’s management accounting and financial accounting functions and prior to that was a senior manager at Coopers and Lybrand Chartered Accountants. Mr. Elmslie is a qualified chartered accountant in Australia and completed degrees in law and commerce at the University of Melbourne.

Mr. Robert W. Mactier has served as our independent director since December 18, 2006. From March 1997 to January 2006, Mr. Mactier worked with Citigroup Pty Limited and its predecessor firms in Australia. During this time, he gained broad advisory and capital markets transaction experience and specific industry experience in the telecommunications, media, gaming, entertainment and technology sectors having led Citigroup’s investment banking team in this area. In addition to this role, he also held leadership roles in Citigroup’s investment banking teams responsible for private equity and initial public offerings. Prior to that, he worked in the Australian investment banking and securities markets, initially with Ord Minnett Securities Limited from May 1990 to October 1994 and E.L.&C. Baillieu Limited from November 1994 to February 1997. Mr. Mactier, qualified as a chartered accountant, working with KPMG from January 1986 to April 1990 across their audit, management consulting and corporate finance practices. Mr. Mactier is an independent, non-executive director of STW Communications Group Limited, an Australian publicly listed company. He holds a bachelor’s degree in economics from the University of Sydney, Australia.

Executive Officers

Mr. Simon Dewhurst has served as our executive vice president and chief financial officer since November 2006. Prior to joining us, Mr. Dewhurst was the Head of Media & Entertainment Investment Banking at CLSA Asia Pacific Markets from May 2001 to November 2006. Before joining CLSA, Mr. Dewhurst spent six years as a senior executive at News Corporation based in Hong Kong. Prior to joining News Corporation, Mr. Dewhurst was an Experienced Senior in the Audit and Business Advisory Division at Arthur Andersen & Co. between May 1991 and June 1995. Mr. Dewhurst holds a bachelor of sciences degree from Reading University. He qualified as an Associate of the Institute of Chartered Accountants in England & Wales in 1994. Mr Dewhurst is licensed as an investment advisor’s representative in Hong Kong.

Mr. Ted (Ying Tat) Chan has served as the chief executive officer of Mocha Clubs, our gaming machine business unit in Macau, since November 2006. Mr. Chan has worked with Melco since June 2002. He reports directly to Mr. Lawrence Ho in the areas of overall strategic development and management of Melco. Concurrently, he is also a director and the chief executive officer of Mocha Slot Management Limited, our 100%-owned subsidiary, which has become dormant since MPBL Gaming obtained the subconcession in

September 2006. Before joining Melco, Mr. Chan served as a director of development at First Shanghai Financial Holding Limited from 1998 to May 2002, specializing in internet trading solutions and China business development. Mr. Chan graduated with a bachelor’s degree in business administration from the Chinese University of Hong Kong and with a master’s degree in financial management from the University of London, the U.K.

Mr. Greg Hawkins is an employee of PBL on secondment to us and has served as the chief executive officer of Great Wonders, our subsidiary that owns the Crown Macau, since January 2006 and has been supervising the pre-opening and business planning activities of the project. Prior to joining PBL in January 2006, he was general manager for gaming at SKYCITY Entertainment Group, or SKYCITY, a diversified gaming and entertainment enterprise listed in Australia and New Zealand. At SKYCITY, he managed the gaming operations and strategies across multiple casino businesses in New Zealand. He also served as a director of SKYCITY Australia during the period between 2001 and 2004, overseeing the operations of the SKYCITY’s casino in Adelaide, Australia, as well as gaming machine and food and beverage businesses of SKYCITY in Auckland, New Zealand from 1998 to 2001. Before joining SKYCITY, he was with Crown Limited beginning in 1994 as an initial member of the executive team that launched the Crown Casino Melbourne. Having extensive experience in the hospitality industry, he held senior management positions with the Victoria TAB (Tabcorp) gaming division, during the period between 1990 and 1994. Mr. Hawkins graduated with a bachelor’s degree in applied science, majoring in mathematics and general science from Monash University.

Ms. Stephanie Cheung has served as our general counsel since November 2006. She also acts as the secretary to our board of directors. Ms. Cheung has more than fifteen years of professional experience. Prior to joining us, Ms. Cheung was of counsel at Troutman Sanders from February 2004 to October 2006, consultant at Stikeman Elliott from February 2002 to January 2004 and associate at Freshfields Bruckhaus Deringer from September 1997 to February 2002. Ms. Cheung holds a bachelor of laws degree from Osgood Hall Law School, Ontario, Canada and a master of business administration degree from York University, Ontario, Canada.

Composition of Board of Directors

Our board of directors consists of 10 directors, including six directors nominated three each by Melco and PBL and four independent directors. Nasdaq Marketplace Rule 4350(c) generally requires that a majority of an issuer’s board of directors must consist of independent directors, but provides for certain phase-in periods under Nasdaq Marketplace Rule 4350(a)(5). However, we do not currently intend to have a majority of independent directors at the end of the phase-in period. Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers, our Cayman Islands counsel, has provided a letter to Nasdaq certifying that under Cayman Islands law, we are not required to have a majority of independent directors serving on our board of directors. At the end of the phase-in period, we intend to rely either on this “home country practice” exception or, if available, to rely on a “controlled company exception” as set forth under Nasdaq Marketplace Rule 4350(c)(5). In either case, we do not currently intend to have a majority of independent directors serving on our board of directors.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Committees of the Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee immediately after the closing of this offering.

Audit Committee

Our audit committee will initially consist of Messrs. Thomas Jefferson Wu, Alec Tsui and David Elmslie, and will be chaired by Mr. Elmslie. All of them satisfy the “independence” requirements of the Nasdaq corporate governance rules. We believe that Mr. Elmslie qualifies as an “audit committee financial expert”. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee will initially consist of Messrs. Thomas Jefferson Wu, Alec Tsui and Robert Mactier, and will be chaired by Mr. Wu. All of them satisfy the “independent” requirements of the Nasdaq corporate governance rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Upon completion of this offering, our corporate governance and nominating committee will consist of Messrs. Thomas Jefferson Wu, Alec Tsui and Robert Mactier, and will be chaired by Mr. Tsui. All of them satisfy the “independence” requirements of the Nasdaq Marketplace Rules. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Employment Agreements

We have entered into an employment agreement with each of our executive officers. The terms of the employment agreements are substantially similar for each executive officer, except as noted below. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a serious criminal act, willful misconduct to our detriment or a failure to perform agreed duties. Furthermore, either we or an executive officer may terminate employment at any time without cause upon advance written notice to the other party. Except in the case of Lawrence Ho, upon notice to terminate employment from either the executive officer or our company, our company may limit the executive officer’s services for a period until the termination of employment. Each executive officer is entitled to unpaid compensation upon termination due to disability or death. We will indemnify an executive officer for his or her losses based on or related to his or her acts and decisions made in the course of his or her performance of duties within the scope of his or her employment.

Each executive officer has agreed to hold, both during and after the termination of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or as compelled by law, any of our or our customers’ confidential information or trade secrets. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material written corporate and business policies and procedures of our company.

Each executive officer is prohibited from gambling at any of our company’s facilities during the term of his or her employment and six months following the termination of such employment agreement.

Each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and six months following the termination of such employment agreement. Specifically, each executive officer has agreed not to (i) assume employment with or provide services as a director for any of our competitors who operate in a restricted area; (ii) solicit or seek any business orders from our customers; or (iii) seek directly or indirectly, to solicit the services of any of our employees. The restricted area is defined as Macau, Australia or any other country or region in which our company operates, except for Lawrence Ho, for whom the restricted area is defined as Macau, Australia and Hong Kong.

Mr. Ted (Ying Tat) Chan has entered into an employment agreement with MPBL Gaming with substantially similar terms as those of our other executive officers as described above.

Compensation of Directors and Executive Officers

In 2005 and the nine months ended September 30, 2006, we did not pay any cash or provide any other compensation to directors or executive officers.

2006 Share Incentive Plan

We have adopted a a share incentive plan, or 2006 Plan, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards (including shares issuable upon exercise of options) is 100,000,000 over 10 years, with a maximum of 50,000,000 over the first five years.

Our board of directors has approved the grant of restricted shares to the following persons. The total number of restricted shares that will be granted to these persons at the time of the listing of the ADSs will equal US$16,080,000 divided by the initial public offering price (as adjusted for the three ordinary shares to one ADS ratio), or approximately 2,540,000 restricted shares. The expected date of grant will be the date the ADSs are listed on the Nasdaq Global Market.

Name	Restricted shares granted
Lawrence (Yau Lung) Ho	*	(1)
John Wang	*	(2)(3)
Clarence Chung	*	(2)(3)
John Alexander	*	(3)
Rowen B. Craigie	*	(3)
Thomas Jefferson Wu	*	(3)
Alec Tsui	*	(3)
David E. Elmslie	*	(3)
Robert Mactier	*	(3)
Simon Dewhurst	*	(1)
Ted (Ying Tat) Chan	*	(1)(4)
Greg Hawkins	*	(1)(4)
Stephanie Cheung	*	(1)
Other 47 individuals as a group	*	(1)(2)(3)(4)

*	Upon exercise of all restricted shares, would beneficially own less than 1% of our ordinary shares.
(1)	Includes restricted shares that vest upon three years after the date of grant.
(2)	Includes restricted shares that vest upon six months after the date of grant.
(3)	Includes restricted shares that vest over a three year period on a straight-line basis.
(4)	Includes restricted shares that are conditional upon such individuals entering into employment agreements with us by December 31, 2006.

The following paragraphs describe the principal terms that we currently expect to include in our 2006 plan.

Types of Awards. The awards we may grant under our 2006 plan include:

•	options to purchase our ordinary shares; and

•	restricted shares.

Plan Administration. The compensation committee will administer the plan and will determine the provisions and terms and conditions of each award grant.

Award Agreement. Awards granted will be evidenced by an award agreement that sets forth the terms, conditions and limitations for each award.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, including Melco, PBL and Melco’s and PBL’s other joint venture entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as incentive share options only to our employees.

Exercise Price and Term of Awards. In general, the plan administrator will determine the exercise price of an option and set forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our common shares. If we grant an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our common shares on the date of that grant.

The term of each award shall be stated in the award agreement. The term of an award shall not exceed 10 years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines, or the award agreement will specify, the vesting schedule.

PRINCIPAL SHAREHOLDERS

Prior to this offering, we have been owned 50/50 by Melco and PBL. For further information regarding the joint venture between Melco and PBL, see “—Melco PBL Joint Venture.”

The following table sets forth the beneficial ownership of our ordinary shares as of the date of this prospectus.

	Ordinary shares beneficially owned prior to this Offering(1)		Ordinary shares beneficially owned after this Offering(1)(2)
Name	Number	%	Number	%
Melco Leisure and Entertainment Group Limited(3)(4)(5)	500,000,000	50.0	500,000,000	42.35
PBL Asia Investments Limited(6)	500,000,000	50.0	500,000,000	42.35

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities. We expect that after the completion of this offering, Melco and PBL will continue to have a shareholders’ agreement relating to certain aspects of the voting and disposition of our ordinary shares held by them, and may accordingly constitute a “group” within the meaning of Rule 13d-3. See “—Melco PBL Joint Venture.” However, Melco and PBL each disclaim beneficial ownership of the shares of our company owned by the other.
(2)	Assumes no exercise of the underwriters’ over-allotment option and no change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus.
(3)	Melco Leisure and Entertainment Group Limited is incorporated in the British Virgin Islands and is a wholly owned subsidiary of Melco. The address of Melco and Melco Leisure and Entertainment Group Limited is c/o The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco is listed on the Main Board of the Hong Kong Stock Exchange.
(4)	Mr. Lawrence Ho, our Chairman and Chief Executive Officer and the chairman, chief executive officer and managing director of Melco, personally holds 7,232,612 ordinary shares of Melco, representing approximately 0.6% of Melco’s ordinary shares outstanding as of November 30, 2006. In addition, 115,509,024 shares are held by Lasting Legend Ltd., a company wholly owned by Mr. Ho, and 288,532,606 shares are held by Better Joy Overseas Ltd., a company controlled by Mr. Ho as its sole director which is owned 65% by Mr. Ho, 12% by the Sharen Lo Trust, a trust formed for the benefit of Ms. Sharen Lo, the wife of Mr. Ho, and her offspring, and 23% by a discretionary trust for the benefit of members of the Ho family (including Mr. Ho and Dr. Ho). Therefore, we believe that for purposes of Rule 13d-3, Mr. Ho beneficially owns 411,274,242 ordinary shares of Melco, representing approximately 33.5% of Melco’s ordinary shares outstanding as of November 30, 2006. This does not include 117,912,694 shares into which convertible notes held by Great Respect Limited, a company controlled by a discretionary trust formed for the benefit of members of the Ho family (including Mr. Ho and Dr. Ho), may be converted upon the issuance of the land certificate for the City of Dreams site. None of the beneficiaries of the trust control the voting or disposition of shares held by the trust or Great Respect Limited.
(5)

As of November 30, 2006, Dr. Ho personally held 1,734 ordinary shares of Melco. For purposes of Rule 13d-3, Dr. Ho may be deemed to beneficially own 78,166,294 ordinary shares representing approximately 6.37% of Melco’s outstanding shares, which are held by Shun Tak Shipping Company, Limited, in which Dr. Ho holds an interest of approximately 27.8% and sits on the board of directors. However, as approved by its shareholders on December 8, 2006, Shun Tak Shipping Company, Limited has resolved to distribute the 78,166,294 shares in kind on a pro rata basis to its shareholders. Dr. Ho’s beneficial ownership immediately after the pro rata distribution (assuming no other changes in his beneficial ownership of ordinary shares of Melco) will be approximately 1.77% of Melco’s outstanding shares. Dr. Ho’s beneficial ownership does not include 117,912,694 shares into which convertible notes held by Great Respect Limited may be converted upon the issuance of the land certificate for the City of Dreams site. Dr. Ho’s beneficial ownership also does not include 63,658,536 shares into which convertible notes held by STDM would be convertible beginning after November 9, 2007 as to 50,000,000 shares and February 8, 2008 as to 13,658,536 shares because such convertible notes are not convertible within 60 days of the date of this prospectus. Melco has the right to redeem the convertible notes before they become convertible.

(6)	PBL Asia Investments Limited is incorporated in the Cayman Islands and is 100% indirectly owned by PBL. The address of PBL is c/o Level 2, 54 Park Street, Sydney NSW 2000, Australia. The address of PBL Asia Investments Limited is c/o Walkers SPV Limited, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands. PBL is listed on the Australian Stock Exchange. As of September 30, 2006, PBL was approximately 38.1% owned by Consolidated Press Holdings Group, which is a group of companies owned by the Packer family.

None of our directors or executive officers owned any of our shares as of the date of this prospectus.

As of the date of this prospectus, none of our outstanding ordinary shares are held by record holders in the United States.

None of our shareholders will have different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Melco Hong Kong Stock Exchange Matters

Approval of Melco’s Shareholders

Under Practice Note 15 under the listing rules of the Hong Kong Stock Exchange, this offering is deemed a “spin-off” transaction by Melco for which Melco requires approval by the Hong Kong Stock Exchange and Melco’s shareholders. Melco obtained the requisite approval for this offering from the Hong Kong Stock Exchange in October 2006 and Melco’s shareholders approved the offering at the extraordinary general meeting held on December 18, 2006.

Assured Entitlement Distribution

Pursuant to Practice Note 15 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Ltd., in connection with this offering Melco must also make available to its shareholders an “assured entitlement” to a certain portion of our shares. Melco currently intends to provide an assured entitlement with an aggregate value of approximately HK$30.4 million (approximately US$3.9 million). The assured entitlement distribution will only be made if this offering is completed.

Melco intends to effect the assured entitlement distribution by providing to its shareholders a “distribution in specie,” or distribution of our ADSs in kind, or assured entitlement ADSs, at a ratio of one assured entitlement ADS for every whole multiple of 4,000 ordinary shares of Melco held at the applicable record date for the distribution. The distribution will be made without consideration from Melco shareholders. Melco shareholders who are entitled to fractional ADSs, who elect to receive cash in lieu of ADSs, who are located in the United States or are U.S. persons or, who are affiliates of us or are otherwise ineligible holders will only receive cash in the assured entitlement distribution. Melco intends to purchase from us the new ordinary shares needed for the distribution in specie at the public offering price after this offering has been completed (adjusted on a three ordinary shares to one ADS basis). Mr. Lawrence Ho has informed Melco that he will waive the right to receive the assured entitlement in respect of shares beneficially owned by him. The purchase of ordinary shares and distribution in specie of ADS by Melco are not part of this offering. After confirming the shareholders eligible to receive ADSs in the assured entitlement distribution, Melco will purchase at the initial public offering price only that number of ordinary shares necessary to satisfy the distribution. Accordingly, the assured entitlement distribution will not cause Melco and PBL to hold different numbers of shares immediately after this offering and the assured entitlement distribution are completed. The purchase of ordinary shares and distribution in specie of ADSs by Melco are not part of this offering.

Melco PBL Joint Venture

In November 2004, Melco and PBL agreed to form an exclusive new joint venture in Asia to develop and operate casino, gaming machines and casino hotel businesses and properties in a territory defined to include Greater China (comprising Macau, China, Hong Kong and Taiwan), Singapore, Thailand, Vietnam, Japan, the Philippines, Indonesia, Malaysia and other countries that may be agreed (but not including Australia and New Zealand).

In March 2005, Melco and PBL concluded the joint venture arrangements resulting in our company becoming a 50/50 owned holding company and entered into a shareholders’ deed that governed their joint venture relationship in our company and our subsidiaries. We will act as the exclusive vehicle of Melco and PBL to carry on casino, gaming machines and casino hotel operations in Macau, while activities in other parts of the territory will be carried out under other entities formed by PBL and Melco. See “Related Party Transactions—Non-competition Agreement.”

Original and Amended Shareholders’ Deed

Under the original shareholders’ deed, projects and activities of the joint venture in Greater China were to be undertaken by MPBL (Greater China), which is effectively owned 60% by Melco and 40% by PBL, with projects in the Territory outside Greater China to be undertaken by one or more other of our subsidiaries which are effectively owned 60% by PBL and 40% by Melco.

Pre-reorganization Corporate Structure

Before MPBL Gaming was issued a subconcession and the Macau government approved the transfer of control of MPBL Gaming to us, we held our interests in the subsidiaries that own the Crown Macau and the City of Dreams projects through MPBL (Greater China) and held our interests in the Mocha Clubs through Mocha and its subsidiaries.

Under the original agreement between Melco and PBL regarding their joint venture through MPBL Entertainment, it was contemplated that MPBL (Greater China) would hold and operate the interests of the joint venture in Greater China on the basis that Melco’s effective interest would be 60% and PBL’s effective interest would be 40%. For that reason, MPBL (Greater China) was held 80% by us and 20% directly by Melco, and all of the Mocha operations and the Crown Macau and City of Dreams projects were held through MPBL (Greater China). Under amendments to the joint venture relationship in connection with the obtaining of the subconcession in Macau, Melco and PBL have agreed that their interests throughout their agreed territory, including in Macau, will be held in equal proportions by each of them. As a result, the Mocha Clubs assets and business and the holding subsidiaries for the Crown Macau and City of Dreams projects have been transferred to MPBL Gaming to be operated under the new subconcession and held indirectly in equal parts by Melco and PBL. None of the joint venture’s interests in Macau are now held through MPBL (Greater China). The 20% interest in MPBL (Greater China) held by Melco has been reclassified as non-voting shares and recently has been transferred to our wholly-owned subsidiary MPBL International for a nominal amount.

The following chart sets forth our corporate structure prior to reorganization:

Memorandum of Agreement

Simultaneously with PBL entering into an agreement with Wynn Macau to obtain a subconcession on March 4, 2006, Melco and PBL executed a memorandum of agreement on March 5, 2006, relating to the amendment of certain provisions of the shareholders’ deed and other commercial agreements between Melco and PBL in connection with their joint venture. Melco and PBL supplemented the memorandum of agreement by entering into a supplemental agreement to the memorandum of agreement on May 26, 2006. Under the memorandum of agreement, as amended, Melco and PBL agreed in principle to share on a 50/50 basis the risks, liabilities, commitments, capital contributions and economic value and benefits with respect to gaming projects in the Territory, including in Macau, subject to PBL obtaining the subconcession and the transfer of control of MPBL Gaming to us. The principal terms and conditions of the shareholders’ deed, as amended by the memorandum of agreement and the supplemental agreement to the memorandum of agreement, are:

•	Melco and PBL are to share on a 50/50 basis all the economic value and benefits with respect to all gaming projects in the Territory;

•	Melco and PBL are to appoint an equal number of members to our board of directors, with no casting vote in the event of a deadlock or other deadlock resolution provisions;

•	All of the Class A shares of MPBL Gaming, representing 28% of all the outstanding capital stock of MPBL Gaming, are to be owned by PBL Asia Limited (as to 18%) and the Managing Director of MPBL Macau (as to 10%), respectively. Mr. Lawrence Ho has been appointed to serve as the Managing Director of MPBL Gaming. The holders of the Class A shares, as a class, will have the right to one vote per share, receive an aggregate annual dividend of MOP 1 and return of capital of an aggregate amount of MOP 1 on a wind up or liquidation, but will have no right to participate in the winding up or liquidation assets;

•	All of the Class B shares of MPBL Gaming, representing 72% of all the outstanding capital stock of MPBL Gaming are to be owned by MPBL Investments, our wholly owned subsidiary. As the holder of Class B shares, we will have the right to one vote per share, receive the remaining distributable profits of MPBL Gaming after payment of dividends on the Class A shares, to return of capital after payment on the Class A shares on a winding up or liquidation of MPBL Gaming, and to participate in the winding up and liquidation assets of MPBL Gaming;

•	The shares of Great Wonders and Melco Hotels and the operating assets of Mocha would be transferred to MPBL Gaming;

•	MPBL (Greater China) and Mocha are to be liquidated or remain dormant; and

•	The provisions of the shareholders’ deed relating to the operation of our company are to apply to MPBL Gaming.

Post-offering shareholders’ deed

Melco and PBL have entered into a new shareholders’ deed with us, which will become effective upon the completion of this offering. The new shareholders’ deed includes the following principal terms:

Exclusivity. Melco and PBL must not (and must ensure that their respective Affiliates and major shareholders do not), other than through us, directly or indirectly own, operate or manage a casino, a gaming slots business or a casino hotel, or acquire or hold an interest in an entity that owns, operates or manages such businesses, except that Melco and PBL may acquire and hold up to 5% of the voting securities in a public company engaged in such businesses.

Directors. Melco and PBL may each nominate up to three directors and shall vote in favor of the three directors nominated by the other and will not vote to remove directors nominated by the other. Melco and PBL will procure that the number of directors appointed to our board shall not be less than ten. However, if the number of directors on our board is increased, each of Melco and PBL will agree to increase the number of directors that they will nominate so that not less than 60% of our board will be directors nominated by Melco and PBL and voted in favor of by the other.

Transfer of Shares. Without the approval of the other party, Melco and PBL may not create any security interest or agree to create any security interest in our shares. In addition, without approval from the other, Melco and PBL may not transfer or otherwise dispose of our shares, except for: (1) permitted transfers to their wholly owned subsidiaries; (2) transfers of up to 1% of our issued and outstanding shares over any three month period up to a total cap of 5% of our issued and outstanding shares; (3) transfers subject to customary rights of first refusal and tag-along rights in favor of PBL or Melco (as the case may be) with respect to their transfers of our shares; and (4) in the case of Melco, the assured entitlement distribution by Melco to its shareholders of the assured entitlement ADSs.

Disposal of MPBL Gaming Shares. PBL may not dispose of its direct interest in PBL Asia Limited or its indirect interest in the Class A shares of MPBL Gaming unless we approve the transfer or the shares are otherwise transferred to us or one of our subsidiaries subject to regulatory requirements and approvals. If PBL transfers all of our shares then, subject to regulatory requirements and approvals, Melco can require PBL to sell all of its interest (direct or indirect) in MPBL Gaming to us.

Events of Default. If there is an event of default, which is defined as a material breach of the shareholders’ deed, an insolvency event of Melco or PBL or their subsidiaries which hold our shares, or a change in control of the Melco or PBL subsidiaries which hold our shares, and it is not cured within the prescribed time period, then the non-defaulting shareholder may exercise: (1) a call option to purchase our shares owned by the defaulting shareholder at a purchase price equal to 90% of the fair market value of the shares; or (2) a put option to sell all of the shares it owns in us to the defaulting shareholder at a purchase price equal to 110% of the fair market value of the shares.

Notice from a Regulatory Authority. If a regulatory authority directs either Melco or PBL to end its relationship with the other, or makes a decision that would have a material adverse effect on its rights or benefits in us, then Melco and PBL may serve a notice of proposed sale to the other and, if the other shareholder does not want to purchase those shares, may sell the shares to a third party.

Term. The shareholders’ deed will continue unless agreed in writing by all of the parties or if a shareholder ceases to hold any of our shares in accordance with the shareholders’ deed.

RELATED PARTY TRANSACTIONS

We have, from time to time, engaged in various transactions with related parties.

Transfer of Control of MPBL Gaming

After MPBL Gaming obtained the subconcession and we obtained Macau governmental approval for our taking control of MPBL Gaming, effective control of MPBL Gaming was transferred to us through a series of steps involving the restructuring of the capital stock and conversion of subordinated debt of MPBL Gaming.

Pursuant to a memorandum of agreement dated March 5, 2006 and a supplemental agreement dated May 26, 2006, entered into between PBL and Melco, Melco and PBL agreed to contribute US$320 million to us to subscribe for Class B shares of MPBL Gaming representing 72% voting control of MPBL Gaming and the rights to virtually all the profits of MPBL Gaming and virtually all the proceeds of any winding up or liquidation of MPBL Gaming. This US$320 million was used to repay the US$320 million of loans earlier made by PBL and Melco to MPBL Gaming to fund part of the payment for the subconcession. The existing shares of MPBL Gaming held by PBL Asia Limited were converted into Class A shares representing 18% of the voting power of the outstanding shares of MPBL Gaming. Class A shares representing 10% of the voting power of the outstanding shares of MPBL Gaming were also issued to the Managing Director of MPBL Gaming, who is a Macau resident as required under Macau law, upon the subconcession being issued. The Class A shares are entitled to an aggregate of MOP 1 in dividends and MOP 1 in proceeds of any winding up or liquidation of MPBL Gaming. A shareholders agreement was entered into on November 22, 2006 among our subsidiary, MPBL Investments, which holds the Class B shares, PBL Asia Limited, the Managing Director and MPBL Gaming under which, among other things, PBL Asia Limited agrees to vote its Class A shares along with the Class B shares in all matters submitted to a vote of shareholders of MPBL Gaming.

Mocha Clubs

Through a sequence of transactions, our wholly-owned subsidiary MPBL International and our 80%-owned subsidiary MPBL (Greater China) obtained 20% and 80%, respectively, of Mocha, largely through Melco’s acquisition of a controlling interest in Mocha and contribution of the shares of Mocha to MPBL (Greater China) as part of the formation of Melco’s joint venture with PBL.

In June 2004, Melco acquired (1) 65% of the issued capital of Mocha from Better Joy Overseas Ltd., or Better Joy, a company 77%-owned by Mr. Lawrence Ho and the Sharen Lo Trust, a trust for the benefit of Ms. Sharen Lo, the wife of Lawrence Ho, and her offspring, and formerly 23%-owned by Dr. Stanley Ho, who subsequently transferred all of this 23% interest to a discretionary trust formed for the benefit of members of the Ho family (including Mr. Ho and Dr. Ho) on November 17, 2006, and (2) 15% of the issued capital of Mocha from third party individuals. In July 2004, the remaining 20% interest in Mocha was owned by Dr. Stanley Ho. At that time, Dr. Stanley Ho was the chairman of Melco and Mr. Lawrence Ho was the managing director of Melco. As part of the payment for the 65% interest in Mocha, Melco issued 124,701,087 shares of Melco to Better Joy. Melco also acquired a shareholder loan of US$5.8 million advanced by Better Joy to Mocha through the issuance of a note to Better Joy convertible into shares of Melco. Compensation expense of US$1.4 million was recognised relating to the acquisition of this shareholder loan. See notes 1 and 4 to our financial statements.

After acquiring a controlling interest in Mocha in June 2004, which then was operating two Mocha Clubs, Melco launched its first Mocha Club at Kampek, which is adjacent to the Hotel Lisboa, and subsequently opened three additional Mocha Clubs in Macau. Since prior to September 2006, we were not a concessionaire or subconcessionaire, Mocha also entered into five-year services agreements with SJM, a company controlled by Dr. Stanley Ho. Pursuant to the services agreements, Mocha provided all of the gaming machines at the Mocha Clubs and auxiliary services to SJM. Mocha’s service fees comprised 31% of gaming machine win from the Mocha Clubs. During the period between January 1, 2004 and June 8, 2004, the period between June 9, 2004 and

December 31, 2004, the year ended December 31, 2005 and the nine months ended September 30, 2006, the service fees received and receivable from SJM were US$1.8 million, US$5.6 million, US$16.4 million and US$16.3 million, respectively. In 2005 and the nine months ended September 30, 2006, we paid SJM US$1.0 million and US$2.2 million for electrical and mechanical equipment and related wiring and cabling work for the operation of the Mocha Clubs.

In March 2005, Mocha became one of our subsidiaries when Melco contributed the 80% interest it then owned in Mocha to our subsidiary MPBL (Greater China) in connection with forming the joint venture between Melco and PBL. Dr. Stanley Ho resigned as a director and the chairman of Melco in March 2006, and in May 2006, MPBL International, our wholly-owned subsidiary, acquired the remaining 20% interest in Mocha and a shareholders’ loan from Dr. Stanley Ho to Mocha of HK$45.7 million (US$5.9 million).

In March 2006, when the agreement between PBL and Wynn Macau for the subconcession was entered into, Mocha entered into an agreement with SJM for the conditional termination of all the existing services agreements for the Mocha Clubs. The agreement was terminated in September 2006 after MPBL Gaming obtained the subconcession. Shortly thereafter, we injected all the business assets of Mocha into MPBL Gaming.

Crown Macau

In a sequence of transactions, MPBL (Greater China), through Melco, obtained the site and development rights for the Crown Macau and all the shares of Great Wonders (except for the nominal shares held by other group companies as required by Macau law), our holding subsidiary for the Crown Macau project.

The Crown Macau project started in September 2004, when Melco entered into an agreement with STDM, the parent of SJM, to jointly develop and own a high-end casino hotel project on land located at Baixa da Taipa, Macau. Great Wonders, then a subsidiary of STDM, held the concession rights to the land for the development of the casino hotel project. After entering into that agreement, Melco acquired the 100% interest in Great Wonders from STDM in a series of transactions between 2004 and 2005 by issuing to STDM shares currently representing an interest of approximately 1.8% in Melco and convertible bonds that will become convertible into 50,000,000 ordinary shares of Melco after November 9, 2007, and 13,658,536 ordinary shares of Melco after February 8, 2008. Such shares would currently represent an interest of approximately 5.2% of Melco’s outstanding ordinary shares.

In connection with the formation of its joint venture with PBL, in March 2005, Melco transferred 70% of its interest in Great Wonders to one of our subsidiaries, MPBL (Greater China). MPBL (Greater China) subsequently obtained the remaining 30% in July 2005. In March 2006, the Macau government officially granted to Great Wonders the land concession for the Crown Macau site.

City of Dreams

In a series of transactions, MPBL (Greater China), through Melco acquired the site and development rights for the City of Dreams and all the shares of Melco Hotels, our current holding subsidiary for the City of Dreams project.

The City of Dreams project started when Melco Leisure and Entertainment Group Limited, or Melco Leisure, a subsidiary of Melco, and Great Respect Limited, or Great Respect, a company controlled by a discretionary trust formed for the benefit of members of the Ho family, formed a joint venture for the purpose of developing and operating an integrated destination resort in Macau. The Great Respect/Melco Leisure joint venture applied to the Macau government for the grant of a land concession for development of the City of Dreams on the Cotai Strip through Melco Hotels, then a subsidiary of Melco, which submitted the application to the Macau government. As part of the formation of their joint venture, Melco and PBL agreed in March 2005 that Melco Leisure would transfer to us its 50.8% interest in the City of Dreams project and Melco Hotels would purchase from Great Respect the remaining 49.2% interest in the City of Dreams project. Melco Hotels also accepted in principle an offer from the Macau government to grant to Melco Hotels a long term lease of land parcels on the Cotai Strip with an aggregate area of approximately 113,325 square meters (28 acres) for the development of the City of Dreams. Although there can be no certainty, we expect to finalize our negotiations with the Macau government and obtain a land concession for the sites of the City of Dreams as soon as we finalize and submit to the Macau government our development plans for the entire site. See “Risk Factors—We are developing the City of Dreams project on land for which we have not yet been granted a formal concession by the Macau government on terms acceptable to us. If we do not obtain a land concession on terms acceptable to us, we could forfeit all or a part of our investment in the site and the design and construction of the City of Dreams and would not be able to open and operate that facility as planned.”

Melco Hotels is the entity through which we will own, develop and operate the City of Dreams.

Other Transactions with Melco and PBL

Working Capital Loans for the Crown Macau and the City of Dreams

In 2004 and 2005, Melco provided loans to us for working capital purposes and the acquisition of the Crown Macau and the City of Dreams sites and for construction of the Crown Macau. The outstanding balances of working capital loans as of December 31, 2004 and 2005 and September 30, 2006 were US$11.9 million, US$94.6 million and US$86.4 million, respectively. The loans were unsecured and repayable on demand. As of December 31, 2004 and 2005, the outstanding balances of these loans included amounts of US$11.7 million and US$67.1 million, respectively, which bore interest at 4% and 9% per annum, respectively, and the remaining balance was non-interest bearing. As of September 30, 2006, the loans from Melco became non-interest bearing. Interest of US$198,000, US$2.0 million and US$1.8 million was paid or payable for the period from June 9, 2004 to December 31, 2004, the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. In the nine months ended September 30, 2006, PBL provided loans to us as working capital loans. As of September 30, 2006, the outstanding balance due to PBL was US$53.5 million which is interest-free and repayable on demand. Effective on September 30, 2006, Melco and PBL forgave a total of US$150 million in equal proportions and such amounts were converted into equity. On November 14, 2006, we repaid US$25 million to Melco and PBL in equal proportions. Further, after the US$25 million repayment, both Melco and PBL agreed to convert the remaining working capital loan of approximately US$114 million into a term loan repayable in no earlier than 18 months carrying interest at a floating rate based on three-month Hong Kong Interbank Offered Rate, or HIBOR.

Support Arrangements

PBL and Melco currently provide us with administrative support and technical expertise in connection with the development of the Crown Macau, City of Dreams and Macau Peninsula projects and the operation of the Mocha Clubs business. In addition, PBL has seconded to our subsidiaries several of their key project development personnel to form our core interim project management team to oversee the development and completion of the Crown Macau, the City of Dreams and the Macau Peninsula projects. We reimburse PBL and Melco for reasonable out-of-pocket costs and expenses they incur in connection with the services they provide and these secondment arrangements, however, we do not have contractual rights to have Melco and PBL provide this support to us.

Service Fee paid to Melco Services Limited

In 2005 and the nine months ended September 30, 2006, MPBL (Greater China), our subsidiary, paid service fees of US$197,000 and US$144,000, respectively, to Melco Services Limited, a wholly owned subsidiary of Melco, for the provision of general administrative services to our projects. MPBL (Greater China) also received an advance from Melco Services Limited for working capital purposes. The amounts, which were repayable on demand were unsecured bearing interest at 9% per annum in 2005 and became non-interest bearing as of September 30, 2006. In connection with this advance, the total interest paid and payable in 2005 and the nine months ended September 30, 2006 was US$694,000 and US$333,000, respectively.

In 2005 and the nine months ended September 30, 2006, project management fees of US$1,077,000 and US$839,000, which were based on actual costs incurred, were paid for services provided by Melco Services Limited in connection with our projects.

Service Fee paid to Publishing and Broadcasting (Finance) Limited

In 2005 and the nine months ended September 30, 2006, MPBL (Greater China) paid service fees of US$538,000 and US$1,638,000, respectively, to Publishing and Broadcasting (Finance) Limited, a subsidiary of PBL, for the provision of general administrative services to our projects.

Transactions with Elixir

In connection with the services agreements between Mocha and SJM, each of Mocha and SJM, on the one hand, and Elixir Group (Macau) Limited, a wholly owned subsidiary of Melco, on the other, entered into service agreements for the system integration and related maintenance services, in April 2005 and December 2005, respectively. In 2005 and for the nine months ended September 30, 2006, Mocha purchased US$14.6 million and US$6.9 million of equipment for operation of the Mocha Clubs from Elixir, pursuant to these service agreements. Great Wonders also entered into service agreements with Elixir for the system integration and related maintenance services in 2005. In 2005 and the nine months ended September 30, 2006, we paid approximately US$92,000 and US$78,000, respectively to Elixir for these services.

Guarantees and Support

Under the proposed terms of the City of Dreams Project Facility, in order to meet conditions to drawing loans, Melco and PBL may be required to provide additional equity contributions to cover cost overruns or to maintain certain debt to equity ratios. The proposed terms of the City of Dreams Project Facility contemplate that it will be a condition to drawing loans that Melco and PBL provide corporate or bank guarantees for an agreed portion of such potential equity contributions. In connection with the Subconcession Facility, Melco and PBL agreed to provide corporate and bank guarantees to support our payment obligations. PBL has guaranteed US$500 million of the loan under the Subconcession Facility. See “Description of Our Indebtedness.” In September 2006, we paid a guarantee fee of US$5.0 million to PBL in consideration for the guarantee provided by PBL under the Subconcession Facility.

Rental of Mocha Club

In August 2005, a wholly owned subsidiary of Melco Investment Holdings Limited purchased the property at which the Mocha Club at Kingsway operates, from a third party seller. In 2005 and for the nine months ended September 30, 2006, Mocha paid US$135,000 and US$208,000, respectively to this subsidiary of Melco for lease of this property. In addition, we paid US$373,000 to Lisboa Holdings, a related company for leasing of and service provided to Mocha Club at Sintra.

Transactions with Melco Services Ltd. and VC Capital Limited

In 2005 and the nine months ended September 30, 2006, we paid US$11,000 and US$48,000 to Melco Services Ltd., a wholly owned subsidiary of Melco, and US$48,000 and nil to VC Capital Limited, a subsidiary of Melco, as traveling expenses and financial advisory fees, respectively.

Licensing Agreement

We have entered into a license agreement with Crown Limited and obtained an exclusive and non-transferable license to use the Crown brand in Macau. Such license should permit us and our subsidiaries to use certain trademarks and logos associated with the Crown brand name in connection with our sales, promotion, marketing and operations of the Crown Macau.

Registration Rights

We have entered into a registration rights agreement with Melco and PBL, which will become effective upon the completion of this offering, pursuant to which we expect to grant Melco and PBL customary registration rights following six-months after the completion of this offering, including two demand registration rights, piggyback registration rights, and form F-3 registration rights.

Other transactions with SJM and STDM

Mocha received loans from Dr. Stanley Ho in the amount of US$3.0 million, US$2.8 million and nil for working capital purposes in 2004, 2005 and the nine months ended September 30, 2006, respectively. The loans were unsecured, bearing interest at 4% per annum, and were repayable on demand. The outstanding balance as of December 31, 2004 and 2005 and September 30, 2006 was US$3.0 million, US$5.8 million and nil, respectively. In connection with these loans, the total interest paid and payable were US$3,000 and US$138,000 and US$80,000 as of December 31, 2004 and 2005 and September 30, 2006. These loans were acquired by MPBL International together with the remaining 20% interest in Mocha on May 9, 2006.

We paid traveling expenses to STDM of US$34,000 in 2004, approximately US$113,000 in 2005 and US$182,000 in the nine months ended September 30, 2006. These traveling expenses were incurred as reimbursements to STDM, which made the accommodation and transport arrangements for Mocha employees traveling between Hong Kong and Macau. The outstanding balances due to STDM as of December 31, 2004 and 2005 were US$34,480 and US$26,000, respectively, and the balance due from STDM as of September 30, 2006 was US$49,000. The outstanding balance with STDM were unsecured, non-interest bearing and repayable on demand.

Letters of Confirmation

In November 2004, we entered into letters of confirmation with SJM, with the intention of entering into definitive lease and service contracts under which SJM was to lease the casino areas and VIP rooms in the Crown Macau upon completion of the Crown Macau project and operate the casino, paying us lease rentals based on the gaming revenues from the casino operations remaining after deducting Macau taxes, fees and premium on gaming revenues and a portion of the gaming revenues retained by SJM. When PBL entered into the subconcession contract with Wynn Macau to obtain the subconcession in March 2006, we terminated the letters of confirmation.

Employment Agreements

We have entered into employment agreements with key management and personnel of our company and our subsidiaries. See “Management—Employment Agreements.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorised share capital consists of 1,500,000,000 ordinary shares, with a par value of US$0.01 each. As of the date hereof, the issued 200 Class A Shares, the issued 200 Class B Shares and all unissued Class A Shares and Class B Shares were re-designated and re-classified as ordinary shares and an aggregate of 999,999,600 ordinary shares were issued to our shareholders. As of the date hereof, there are 1,000,000,000 ordinary shares issued and outstanding.

Our founding shareholders have approved an amended and restated memorandum and articles of association of our company. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our ordinary shares. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our second amended and restated memorandum and articles of association.

Prohibitions on the Receipt of Dividends, the Exercise of Voting or Other Rights or the Receipt of Other Remuneration

Our amended and restated memorandum and articles of association prohibit anyone who is an unsuitable person or an affiliate of an unsuitable person from:

•	receiving dividends or interest with regard to our shares;

•	exercising voting or other rights conferred by our shares; and

•	receiving any remuneration in any form from us or an affiliated company for services rendered or otherwise.

These prohibitions commence on the date that a gaming authority serves notice of a determination of unsuitability or the board of directors determines that a person or its affiliate is unsuitable and continue until the securities are owned or controlled by persons found suitable by a gaming authority and/or the board of directors to own them. An “unsuitable person” is any person who is determined by a gaming authority to be unsuitable to own or control any of our shares or who causes us or any affiliated company to lose or to be threatened with the loss of any gaming license, or who, in the sole discretion of our board of directors, is deemed likely to jeopardize our or any of our affiliates’ application for, receipt of approval for right to the use of, or entitlement to, any gaming license.

“Gaming authorities” include all international, foreign, federal state, local and other regulatory and licensing bodies and agencies with authority over gaming (the conduct of gaming and gambling activities, or the use of gaming devices, equipment and supplies in the operation of a casino or other enterprise). “Affiliated companies” are those companies indirectly affiliated or under common ownership or control with us, including without limitation, subsidiaries, holding companies and intermediary companies (as those terms are defined in gaming laws of applicable gaming jurisdictions) that are registered or licensed under applicable gaming laws. The amended and restated memorandum and articles of association define “ownership” or “control” to mean ownership of record, beneficial ownership as defined in Rule 13d-3 of the Securities and Exchange Commission or the power to direct and manage, by agreement, contract, agency or other manner, the management or policies of a person or the disposition of our capital stock.

Redemption of Securities Owned or Controlled by an Unsuitable Person or an Affiliate

Our amended and restated memorandum and articles of association provide that shares owned or controlled by an unsuitable person or an affiliate of an unsuitable person are redeemable by us, out of funds legally available for that redemption, by appropriate action of the board of directors to the extent required by the gaming authorities making the determination of unsuitability or to the extent deemed necessary or advisable. From and after the redemption date, the securities will not be considered outstanding and all rights of the unsuitable person or affiliate will cease, other than the right to receive the redemption price. The redemption price will be the price, if any, required to be paid by the gaming authority making the finding of unsuitability or if the gaming authority does not require a price to be paid, the sum deemed to be the fair value of the securities by the board of directors. If determined by us, the price for the shares will not exceed the closing price per share of the shares on the principal national securities exchange on which the shares are then listed on the trading date on the day before the redemption notice is given. If the shares are not then listed, the redemption price will not exceed the closing sales price of the shares as quoted on an automated quotation system, or if the closing price is not then reported, the mean between the bid and asked prices, as quoted by any other generally recognized reporting system. Our right of redemption is not exclusive of any other rights that we may have or later acquire under any agreement, its bylaws or otherwise. The redemption price may be paid in cash, by promissory note, or both, as required by the applicable gaming authority and, if not, as we elect.

Our amended and restated memorandum and articles of association require any unsuitable person and any affiliate of an unsuitable person to indemnify us and our affiliated companies for any and all costs, including attorneys’ fees, incurred by us and our affiliated companies as a result of the unsuitable person’s or affiliates ownership or control or failure to promptly divest itself of any shares, securities of or interests in us.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the due majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares (within four months), the offerer may, within a two month period after the expiration of the said four months, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, required a special resolution, which was not obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, Our second amended and restated memorandum and articles of association, which will be adopted upon the closing of this offering, will permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law to a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

The following table summarizes significant differences in shareholder rights between the provisions of the Companies Law of Cayman Islands applicable to our company and the Delaware General Corporation Law applicable to most companies incorporated in Delaware and their shareholders. Please note that this is only a general summary of provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents.

Delaware corporate law	Cayman Islands law

Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by stockholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number representing seventy-five per cent in value of each class of shareholders and creditors with whom the arrangement is to be made, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•       the statutory provisions as to the dual majority vote have been met;

•       the shareholders have been fairly represented at the meeting in question;

•       the arrangement is such that a businessman would reasonably approve; and

•       the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted (within four months after the making of the offer) by holders of ninety per cent in value of the shares affected, the offerer may, within a two month period after the expiration of the said four months, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting

Delaware corporate law	Cayman Islands law

shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, the company itself will normally be the proper plaintiff in actions against directors, and derivative actions may only be brought by a minority shareholder with the leave of the court. Based on English authorities, which would in all likelihood be of persuasive (but not technically binding) authority in the Cayman Islands, leave may be granted, for example, when:

•       a company acts or proposes to act illegally or ultra vires and not capable for ratification by the majority;

•       the act complained of, although not ultra vires, required a special resolution, which was not obtained;

•       those who control the company are perpetrating a “fraud on the minority”; and

•       the company has not complied with provisions requiring that the relevant act be approved by a special or extraordinary majority of the shareholders.

However, a company may be wound up by the court on the petition of a shareholder if the court is of the opinion that it is “just and equitable” that the company should be wound up.

In addition, a shareholder may bring a personal action in his own name and on his own behalf in respect of a wrong done to him as a shareholder by the company. For example, he may bring a personal action against the company for being prevented from exercising his voting rights or deprived of the benefit of a pre-emption clause.

Delaware corporate law	Cayman Islands law

Indemnification of directors and executive officers and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director:

•       for any breach of a director’s duty of loyalty to the corporation or its shareholders;

•       for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•       statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or

•       for any transaction from which the director derived an improper personal benefit.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if

•       the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and

•       the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

•       by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

•       by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime. Our articles of association permits indemnification of officers and directors for losses, damages, costs charges, liabilities, and expenses incurred in their capacities as such unless such losses or damages arise from wilful neglect or default of such directors or officers. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our articles of association.

Delaware corporate law	Cayman Islands law

•       by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

•       by the stockholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:

•       the duty of care; and

•       the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

A director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company:

•       a duty to act bona fide in the best interests of the company,

•       a duty not to act illegally or beyond the scope of his powers; and

•       a duty not to put himself in a position where there is an actual or potential conflict between his personal interest and his duty to the company.

A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Delaware corporate law	Cayman Islands law

Shareholder action by written consent

A Delaware corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.	Cayman Islands law and our articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder proposals

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.	Our articles of association allow our shareholders holding not less than 10% of the paid up voting share capital of the Company to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our articles of association require us to hold a general meeting as our annual meeting in each year.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.	Cumulative voting is not prohibited under Cayman Islands law. However, our articles of association will not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	Under our articles of association, our directors can be removed by a resolution passed by a majority of not less than two-thirds of our shareholders entitled to vote or vote in person or by proxy, cast at a general meeting, or the unanimous written resolution of all shareholders entitled to vote at a general meeting, or upon written notice by the shareholder who nominated such director any time.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an	Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and

Delaware corporate law	Cayman Islands law

interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.	not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.	Under the Companies Law of the Cayman Islands and our articles of association, our company may be wound up only by a resolution passed by a majority of not less than two-thirds of our shareholders entitled to vote and vote in person or by proxy at a meeting or the unanimous written resolution of all shareholders.

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides the otherwise.	Under our articles of association, if our share capital is divided into more than one class of shares, we may vary or abrogate the rights attached to any class only with the consent in writing of the holders of a majority of the issued shares of that class, or with the sanction of a resolution passed by at least a majority of the holders of the shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of that class.

Amendment of governing documents

A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides the otherwise.	As permitted by Cayman Islands law, our articles of association may only be amended with a resolution passed by a majority of not less than two-thirds of our shareholders entitled to vote and vote in person or by proxy at a meeting or the unanimous written resolution of all shareholders.

Delaware corporate law	Cayman Islands law

Inspection of Books and Records

Shareholders of a Delaware corporation have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Under the Companies Law of the Cayman Islands, holders of our shares will have no general right to inspect or obtain copies of our list of shareholders or our corporate records. However, our Articles of Association provide that we will provide our shareholders with audited financial statements at annual general meetings.

History of Securities Issuances

The following is a summary of our securities issuances since our inception.

In December 2004, we issued one Class A share to Melco. In January 2005, Melco transferred its Class A share and we issued 99 additional shares in March 2005, to Melco Leisure and Entertainment Group, a wholly-owned subsidiary of Melco. In March 2005, we issued 100 Class B shares, all of which are outstanding, to PBL Asia, a company wholly-owned by PBL. In September 2006, we issued an additional 100 Class A shares and 100 Class B shares to Melco Leisure and Entertainment Group and PBL Asia, respectively.

As of the date hereof, the issued 200 Class A Shares, the issued 200 Class B Shares and all unissued Class A Shares and Class B Shares were re-designated and re-classified as ordinary shares and an aggregate of 999,999,600 ordinary shares were issued to our shareholders. As of the date hereof, there are 1,000,000,000 ordinary shares issued and outstanding.

Registration Rights

See “Related Party Transactions—Registration Rights.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

Deutsche Bank Trust Company Americas, as depositary, will issue the ADSs representing our ordinary shares. Each ADS will represent an ownership interest in three ordinary shares which we will deposit with the custodian under the deposit agreement among ourselves, the depositary and yourself as an ADS holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which it has not distributed directly to you. Your ADSs will be evidenced by what are known as American depositary receipts, or ADRs, in the same way a share is evidenced by a share certificate.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549, United States of America. You may obtain information on the operation of the Public Reference Room by calling the SEC at +1-800-732-0330. Copies of the deposit agreement and the form of ADR are also available for inspection at the corporate trust office of Deutsche Bank Trust Company Americas, currently located at 60 Wall Street, New York, New York 10005, United States of America, and at the principal office of Deutsche Bank AG, Hong Kong Branch, as the custodian, currently located at 52/F Cheung Kong Center, 2 Queens Road, Central, Hong Kong S.A.R., People’s Republic of China. Deutsche Bank Trust Company Americas’ principal executive office is located at 60 Wall Street, New York, New York 10005, United States of America. The depositary will keep books at its corporate trust office for the registration of ADRs and transfers of ADRs which, at all reasonable times, shall be open for inspection by ADS holders, provided that inspection shall not be for the purpose of communicating with ADS holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADSs.

Holding the ADSs

How will I hold my ADSs?

ADSs shall be held electronically in book-entry form through The Depository Trust Company in your name or indirectly through your broker or other financial institution. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are. This description assumes that you hold your ADSs directly solely for the purposes of summarizing the deposit agreement.

We will not treat an ADR holder as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs sets out ADR holder rights, representations and warranties as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

If you become a holder of ADSs, you will become a party to the deposit agreement and therefore will be bound by its terms and by the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as a holder of ADSs and those of the depositary bank. As an ADS holder, you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by Cayman Islands law, which may be different from the laws in the United States.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees, charges and expenses and any taxes withheld, duties or other governmental charges. You will receive these distributions in proportion to the number of shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares or any proceeds from the sale of any shares, rights, securities or other entitlements into U.S. dollars, if it can do so in its judgment on a practicable basis and can transfer the U.S. dollars to the United States. If that is not practicable or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is practicable to do so. The depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. The depositary will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution

•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution to the extent permissible by law. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

•	Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or ordinary shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in ordinary shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

•

Rights to Receive Additional Shares. If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary, after consultation with us and having received timely notice of such distribution by us, has discretion to determine how these rights become available to you as a holder of ADSs. We must first instruct the depositary to do so and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make the rights available to you, or it could decide that it is only legal or reasonably practical to make the rights available to some but not all holders of the ADSs. The depositary may decide to sell the rights and distribute the proceeds in the same way as it does with cash. If the depositary decides that it is not legal or reasonably practical to make the rights available to you or to sell the rights, the rights that are not distributed or sold could lapse. In that case, you will receive no value for them. The depositary is not responsible for a failure in determining whether or not it is legal or reasonably practical to distribute the rights. The depositary is liable for damages, however, if it acts with gross negligence or bad faith, in accordance with the provisions of the deposit agreement.

If the depositary makes rights available to you, it will exercise the rights and purchase the ordinary shares on your behalf. The depositary will then deposit the ordinary shares and issue ADSs to you. It will only exercise rights if you pay it the exercise price and any other fees and charges of, and expenses incurred by, the depositary and any taxes and other governmental charges the rights require you to pay.

U.S. securities laws or laws of the Cayman Islands may restrict the sale, deposit, cancellation, and transfer of the ADSs issued after an exercise of rights. For example, you may not be able to trade the new ADSs freely in the United States. In this case, the depositary may issue the new ADSs under a separate restricted deposit agreement which will contain the same provisions as the deposit agreement, except for changes needed to put the restrictions in place.

•	Other Distributions. Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it deems practical in proportion to the number of ADSs held by you, upon receipt of applicable fees and charges of, and expenses incurred by, the depositary and net of any taxes and other governmental charges withheld. If it cannot make the distribution in that way, or has not received a timely request for distribution from us, the depositary has a choice. It may decide to sell by public or private sale, net of fees and charges of, and expenses incurred by, the depositary and any taxes and other governmental charges, what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to dispose of such property in any way it deems reasonably practicable for nominal or no consideration. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal, impractical or infeasible for us or the depositary to make them available to you.

Deposit and Withdrawal

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares with the custodian. Shares deposited in the future with the custodian must be accompanied by documents, including instruments showing that those shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares, including those being deposited by or on behalf of the company in connection with this offering to which this prospectus relates, for the account of the depositary. You thus have no direct ownership interest in the shares and only have the rights that are set out in the deposit agreement. The custodian also will hold any additional securities, property and cash received on, or in substitution for, the deposited shares. The deposited shares and any such additional items are all referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of, and expenses incurred by, the depositary and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which that person is entitled.

Except for shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the deposit agreement.

How do ADS holders cancel an ADR and obtain shares?

You may surrender your ADRs through instructions provided to your broker. Upon payment of its fees and charges of, and expenses incurred by, it and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its principal New York office or any other location that it may designate as its transfer office, if feasible.

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time subject only to:

•	temporary delays caused by closing our or the depositary’s transfer books or the deposit of our ordinary shares in connection with voting at a shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the deposited securities.

U.S. securities laws provide that this right of withdrawal may not be limited by any other provision of the deposit agreement.

Transfer

Are there any restrictions on the right to transfer ADSs?

The deposit agreement contains restrictions on the depositing of shares into the ADR facility if they are restricted securities or are being deposited within the 180 day-lock-up period. The deposit agreement also provides that to be transferred the ADRs will need to be properly endorsed but are otherwise transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the state of New York but that it may be necessary for signatures to be guaranteed and if any stamp duty or transfer tax is required on any instrument of transfer, or there are any applicable fees and charges of the depositary, these must be paid, before the depositary will execute a new ADR or ADRs to or upon the order of the transferee. Transfers must also be in compliance with any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs and such reasonable regulations as the depositary may establish consistent with the provisions of the deposit agreement and applicable law. Further, transfers of ADRs may be refused during any period when the transfer books of the depositary are closed or if any such action is deemed necessary or advisable by the depositary or us from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or shares are listed, as provided in the deposit agreement.

Redemption

Whenever we decide to redeem any of the shares on deposit with the custodian in accordance with our memorandum and articles of association, we will notify the depositary as soon as practicable prior to the intended date of redemption which notice will set forth the particulars of the proposed redemption.

Upon receipt of (1) such notice and (2) satisfactory documentation given by us to the depositary, the depositary will mail to each holder subject to the redemption a notice setting forth our intention to exercise our redemption rights as well as any other particulars set forth in our notice to the depositary.

The depositary will instruct the custodian to present us the shares on deposit with the custodian in respect of which redemption rights are being exercised against payment of the applicable redemption price as set forth in our memorandum and articles of association.

Upon receipt of confirmation from the custodian that the redemption has taken place and that funds representing the redemption price have been received, the holders of ADSs representing the shares subject to redemption will be required to return their ADSs to the depositary and the depositary will convert, transfer, and distribute the proceeds (net of applicable (1) fees and charges of, and the expenses incurred by, the depositary and (2) taxes), retire ADSs and cancel ADRs upon delivery of such ADSs.

The redemption price per ADS will be the per share amount received by the depositary upon the redemption of the shares represented by ADSs (subject to the terms of the deposit agreement on conversion of foreign currency and the applicable fees and charges of, and expenses incurred by, the depositary, and taxes) multiplied by the number of the shares represented by each ADS redeemed.

You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be redeemed will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Transmission of Notices to Shareholders

We will promptly transmit to the depositary those communications that we make generally available to our shareholders together with annual and other reports prepared in accordance with applicable requirements of U.S. securities laws in English. If those communications were not originally in English, we will translate them. Upon our request, and at our expense, subject to the distribution of any such communications being lawful and not in contravention of any regulatory restrictions or requirements if so distributed and made available to holders, the depositary will arrange for the timely mailing of copies of such communications to all ADS holders and will make a copy of such communications available for inspection at the depositary’s corporate trust office, the office of the custodian or any other designated transfer office of the depositary.

Voting Rights

How do you vote?

You may instruct the depositary to vote the shares underlying your ADSs. You could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently in advance to withdraw the ordinary shares. The voting rights of holders of ordinary shares are described in “Description of Share Capital—Ordinary Shares —Voting Rights.”

Upon receipt of timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will describe the matters to be voted on and explain how you, if you hold the ADSs on a date specified by the depositary, may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct. For your instructions to be valid, the depositary must receive them in writing on or before a date specified by the depositary. The depositary will try, as far as practical, subject to any applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct and will not vote any shares where no instructions have been received. Furthermore, under the deposit agreement, if we do not timely procure the demand for a vote by poll with respect to any given resolution, and no other relevant party has made such a demand, the depositary shall refrain from voting and any voting instructions received from any ADS holders shall lapse.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and if your ordinary shares are not voted as you requested, you may have no recourse.

Fees and Expenses

Persons depositing shares will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, share dividends, share splits, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is up to $5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. The depositary will also charge a fee of up to $2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash distribution (so long as the charging of such fee is not prohibited by any exchange upon which the ADSs are listed), sale of rights and other entitlements or otherwise. The depositary may also charge an annual fee of up to US$0.02 per ADS for the operation and maintenance costs in administering the facility. You or persons depositing shares also may be charged the following expenses:

•	Taxes and other governmental charges incurred by the depositary or the custodian on any ADR or share underlying an ADR, including any applicable interest and penalties thereon, and any share transfer or other taxes and other governmental charges;

•	Cable, telex and facsimile transmission and delivery charges;

•	Transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities including those of a central depository for securities (where applicable);

•	Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars;

•	Fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs and

•	Any other fees, charges, costs or expenses that may be incurred by the depositary from time to time.

We will pay all other charges and expenses of the depositary and any agent of the depositary, except the custodian, pursuant to agreements from time to time between us and the depositary. We and the depositary may amend the fees described above from time to time.

Deutsche Bank Trust Company Americas, as depositary bank, has agreed with us to reimburse us for a portion of certain expenses incurred in connection with this offering and the establishment and maintenance of the ADR program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs.

Neither the depositary bank nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Depositary fees payable upon the issuance and cancellation of ADSs are generally paid to the depositary by the brokers receiving the newly issued ADSs from the depositary and by the brokers delivering the ADSs to the depositary for cancellation. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

In the case of cash distributions, service fees are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights, etc), the depositary charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects the fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the service fees paid to the depositary.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADRs. The custodian may refuse to deposit shares and the depositary may refuse to issue ADSs, deliver ADRs, register the transfer, split-up or combination of ADRs, or allow you to withdraw the deposited securities underlying your ADSs until such payment is made including any applicable interest and penalty thereon. We, the custodian or the depositary may withhold or deduct the amount of taxes owed from any distributions to you or may sell deposited securities, by public or private sale, to pay any taxes and any applicable interest and penalties owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we take actions that affect the deposited securities, including any change in par value, split-up, cancellation, consolidation or other reclassification of deposited securities to the extent permitted by any applicable law; any distribution on the shares that is not distributed to you; and any recapitalization, reorganization, merger, consolidation, liquidation or sale of our assets affecting us or to which we are a party, then the cash, shares or other securities received by the depositary will become deposited securities and ADRs will, be subject to the deposit agreement and any applicable law, evidence the right to receive such additional deposited securities, and the depositary may choose to:

•	distribute additional ADRs;

•	call for surrender of outstanding ADRs to be exchanged for new ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received at public or private sale on an averaged or other practicable basis without regard to any distinctions among holders and distribute the net proceeds as cash; or

•	treat the cash, securities or other property it receives as part of the deposited securities, and each ADS will then represent a proportionate interest in that property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason deemed necessary or desirable. You will be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges, except for taxes, governmental charges, delivery expenses or expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or which otherwise materially prejudices any substantial existing right of holders or beneficial owners of ADSs. If an ADS holder continues to hold ADSs after being so notified of these changes, that ADS holder is deemed to agree to that amendment and be bound by the ADRs and the agreement as amended. An amendment can become effective before notice is given if necessary to ensure compliance with a new law, rule or regulation.

How may the deposit agreement be terminated?

At any time, we may instruct the depositary to terminate the deposit agreement, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the agreement if it has told us that it would like to resign or we have removed the depositary and we have not appointed a new depositary bank within 90 days; in such instances, the depositary will give notice to you at least 30 days prior to termination. After termination, the depositary’s only responsibility will be to deliver deposited securities to ADS holders who surrender their ADSs upon payment of any fees, charges, taxes or other governmental charges, and to hold or sell distributions received on deposited securities. After the expiration of one year from the termination date, the depositary may sell the deposited securities which remain and hold the net proceeds of such sales, uninvested and without liability for interest, for the pro rata benefit of ADS holders who have not yet surrendered their ADSs. After selling the deposited securities, the depositary has no obligations except to account for those net proceeds and other cash. Upon termination of the deposit agreement, we will be discharged from all obligations except for our obligations to the depositary.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our and the depositary’s obligations and liability.

We and the depositary, including its agents:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or bad faith;

•	are not liable if either of us is prevented or delayed in performing any obligation by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or stock exchange of any applicable jurisdiction, any present or future provision of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities, any act of God, war or other circumstances beyond each of our control as set forth in the deposit agreement;

•	are not liable if either of us exercises or fails to exercise the discretion permitted under the deposit agreement, the provisions of or governing the deposited securities or our memorandum and articles of association;

•	disclaim any liability for any action/inaction on the advice or information of legal counsel, accountants, any person presenting shares for deposit, holders and beneficial owners (or authorized representatives) of ADRs, or any person believed in good faith to be competent to give such advice or information;

•	disclaim any liability for the inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but is not made available to holders of ADSs;

•	have no obligation to become involved in a lawsuit or other proceeding related to any deposited securities or the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party; and

•	disclaim any liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities or for any tax consequences that may result from ownership of ADSs, shares or deposited securities and for any indirect, special, punitive or consequential damage.

We have agreed to indemnify the depositary under certain circumstances. The depositary may own and deal in any class of our securities and in ADSs.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares or other property, the depositary may require:

•	payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary also may suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs or the withdrawal of deposited securities, unless the deposit agreement provides otherwise, if the register for ADRs is closed or if we or the depositary decide any such action is necessary or advisable.

Deutsche Bank Trust Company Americas will keep books for the registration and transfer of ADRs at its offices. You may reasonably inspect such books, except if you have a purpose other than our business or a matter related to the deposit agreement or the ADRs.

Pre-Release of ADSs

Subject to the provisions of the deposit agreement, the depositary may issue ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADS. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs, even if the ADSs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions:

•	each pre-release transaction will be accompanied by or subject to a written agreement whereby the person to whom the pre-release is being made must represent that it or its customer owns the ordinary shares to be deposited, assign all beneficial right, title and interest in such shares to the depositary for the benefit of the holders of ADSs, indicate the depositary as owner of such shares in its records, not take any action with respect to such shares that is inconsistent with the transfer of beneficial ownership (including without the consent of the depositary, disposing of such shares other than in satisfaction of such pre-release) and unconditionally guarantee to deliver such shares or ADSs to the depositary or the custodian as the case may be;

•	the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate;

•	the depositary must be able to close out the pre-release on not more than five business days’ notice; and

•	each pre-release is subject to such further indemnities and credit regulations as the depositary deems appropriate.

In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time as it deems appropriate, including (i) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (ii) where otherwise required by market conditions.

The Depositary

Who is the depositary?

The depositary is Deutsche Bank Trust Company Americas. The depositary is a state chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. The depositary was incorporated on March 5, 1903 in the State of New York. The registered office of the depositary is located at 60 Wall Street, New York, NY 10005, United States of America and the registered number is BR1026. The principal executive office of the depositary is located at 60 Wall Street, New York NY 10005, United States of America. The depositary operates under the laws and jurisdiction of the State of New York.

DESCRIPTION OF OUR INDEBTEDNESS

This description is only a summary and does not purport to be complete.

Great Wonders Project Facility

On February 13, 2006, our subsidiary, Great Wonders, entered into a term loan facility agreement, the Great Wonders Project Facility, which is a two-tranche HK$1,280 million (US$164.1 million) term loan facility with certain lenders to finance the construction of the Crown Macau. PBL and Melco are currently negotiating with the lenders under this facility regarding amendments that are required in connection with the corporate reorganization that occurred after MPBL Gaming obtained the subconcession. Our subsidiary MPBL (Greater China), currently guarantees all payment obligations of Great Wonders arising under the Great Wonders Project Facility. It is expected that this guarantee will be replaced by a guarantee to be given by us.

The maturity date of the loans under this facility is February 13, 2013 and the applicable interest rate on the loans is HIBOR plus 2.2% per annum. As of September 30, 2006, no loans had been drawn and the full commitment amount is available for use by Great Wonders until the earlier of February 13, 2008 and the date falling three months after the issuance of the occupation permit of the Crown Macau by the Macau government.

Under the terms of the facility agreement, Great Wonders:

•	must use the Tranche A and Tranche B loans to finance the construction of the hotel and casino, respectively;

•	is responsible for the payment of cost overruns incurred for the construction of the Crown Macau and cannot make any further drawdown of loans if cost overruns exceed HK$50 million until such cost overruns have been paid or the borrower demonstrates to the facility agent that it has sufficient financial resources to pay such cost overruns;

•	must repay the loans in 20 consecutive equal quarterly installments commencing three months after the end of the availability period;

•	must pay a default interest rate equal to the applicable interest rate plus 3% per annum if Great Wonders fails to repay the amounts due under the facility agreement;

•	can cancel the undrawn commitment or make voluntary prepayments without penalty, except for any prepayment being made using the proceeds of refinancing from lenders other than the lenders of the Great Wonders Project Facility;

•	except in limited circumstances, must make mandatory prepayments from the net cash proceeds of all loans to Great Wonders from other lenders, any equity issuance, any asset sale, any liquidated damages received under any construction contract, the lease agreement, the hotel management agreement or the land concession agreement for the Crown Macau and any proceeds from the insurance policy issued for the Crown Macau project; and

•	undertakes to comply with the affirmative, negative and information covenants in the credit facility, including, without limitation, the covenants to complete the casino and later the hotel by November 30, 2006 and September 30, 2007, respectively (but the completion date for the casino is currently being negotiated to be revised to April 30, 2007), comply with the financial covenants after the date falling 12 months from the completion date of the Crown Macau project and not incur other indebtedness or permit other liens on its assets.

Great Wonders will draw on the Great Wonders Project Facility from time to time when there are certain construction milestones and projects for which we need to make payments. Drawdowns will be subject to certain conditions, including providing a certificate of the quantity surveyor certifying the amount paid or payable for the construction cost and confirming that the proposed drawdown is in line with the construction progress and schedule stated in the construction contract and Great Wonders’ affirmation that there are no cost overruns exceeding HK$50 million.

The loans are secured by liens on all present and future assets of Great Wonders. The security package consists of amongst others, a mortgage on the site and the building and fixtures, a power of attorney, a payment guarantee by MPBL (Greater China), a completion guarantee by MPBL (Greater China) that the hotel will be completed by September 30, 2007 and the casino will be completed by November 30, 2006, which is currently being negotiated to be revised to April 30, 2007, a cost overrun funding guarantee by MPBL (Greater China), a subordination agreement by MPBL (Greater China), a pledge or assignment of, the bank account relating to Great Wonders’ revenues, the shares of Great Wonders, insurance policies, building contracts, any hotel management agreement, and all other assets of Great Wonders.

The following is a general summary of the events of default under the facility agreement:

(1)	any failure of Great Wonders or MPBL (Greater China) to make any payment when due;

(2)	any failure of Great Wonders or MPBL (Greater China) to perform its obligations under any finance document with respect to the Great Wonders Project Facility;

(3)	a representation made under any finance document by Great Wonders proves to have been incorrect or misleading in any material respect;

(4)	an occurrence of a cross-default;

(5)	a material breach by Great Wonders under the land concession agreement or any reentry or threatened reentry by the Macau government onto the land on which the Crown Macau project is being built;

(6)	any termination of any construction contract due to a default of Great Wonders or MPBL (Greater China) or the main contractor ceases to perform its essential obligations;

(7)	any seizure or expropriation or a total loss of the Crown Macau property;

(8)	any major construction work stoppage for at least 60 consecutive days;

(9)	any undertaking or obligation under any finance document becomes impossible or illegal for Great Wonders or MPBL Gaming to perform, resulting in a material adverse effect;

(10)	any action of Great Wonders or MPBL (Greater China) which materially and adversely jeopardizes the security created under any security document;

(11)	any occurrence of a material adverse change in the financial condition of Great Wonders or MPBL (Greater China) which materially and adversely affects its ability to perform its obligations under any finance document to which it is a party;

(12)	the commencement of any legal proceeding against Great Wonders or MPBL (Greater China) which materially and adversely affects its ability to perform its financial obligations under the facility agreement;

(13)	any order is made for the winding-up, insolvency or liquidation of Great Wonders or MPBL (Greater China); or

(14)	any failure of Great Wonders to register the security for the credit facility within a prescribed time period.

If an event of default exists and is continuing, then the facility agent will, if so instructed by the lenders representing 66% of the total commitment amount, give notice of acceleration to Great Wonders and MPBL (Greater China) and demand immediate repayment of all amounts due under the facility agreement.

Subconcession Facility

On September 4, 2006, MPBL Gaming entered into a US$500 million term loan facility with certain lenders to pay the remaining purchase price due to Wynn Macau upon the Macau government’s approval of the issuance of a gaming subconcession to MPBL Gaming. MPBL Gaming, along with Melco and PBL, has also entered into a commitment letter with those same banks as arrangers for a US$1.6 billion secured credit facility to refinance the Subconcession Facility and finance the development costs of the City of Dreams project.

The US$500 million Subconcession Facility was drawn and used to pay part of the US$900 million due to Wynn Macau in September 2006 upon the issuance of the subconcession to MPBL Gaming. The US$500 million indebtedness from the Subconcession Facility became part of our consolidated debt upon the transfer of control of MPBL Gaming to us in October 2006.

The Subconcession Facility contains terms and conditions similar to the terms that are set forth in the commitment letter for the City of Dreams Project Facility. The Subconcession Facility releases MPBL Gaming from the general obligation not to incur additional debt or create liens over the capital stock and assets of our operating subsidiaries only to the extent required for in the City of Dreams and the Crown Macau financing documentation. The Subconcession Facility is to be repaid in quarterly installments commencing on December 31, 2007 and will mature on September 30, 2012. We expect, however, to repay the entire US$500 million under the Subconcession Facility with the net proceeds of this offering. Under the Subconcession Facility, each of Melco and PBL has agreed severally to grant (or procure from a bank or other financial institution) a guarantee that is rated at least A- by S&P (or equivalent rating by Moody’s) to support 50% of the payment obligations of MPBL Gaming.

As a condition precedent to the drawdown of the Subconcession Facility, PBL was required to provide (or procure a financial institution to provide) a guarantee for MPBL Gaming’s payment obligations. After the grant of the subconcession to MPBL Gaming and the transfer of control of MPBL Gaming to us, each of Melco and PBL is to severally provide (or procure from a financial institution to provide) a guarantee for 50% of MPBL Gaming’s payment obligations under the Subconcession Facility. In order for the guarantees to be acceptable to the lenders, each of PBL, Melco and the financial institutions providing such guarantee must have a rating of at least A- by S&P (or equivalent rating by Moody’s) with respect to their long-term senior unsecured debt obligations, in the case of PBL and Melco, or longer-term unsecured and unsubordinated foreign currency debt, in the case of a financial institution providing such guarantee. PBL has guaranteed US$500 million of the loan under the Subconcession Facility.

City of Dreams Project Facility

As set forth in the commitment letter ANZ Investment Bank, Banc of America Securities Asia Limited, Barclays Capital and Deutsche Bank will act as coordinating lead arrangers in arranging and financing the US$1.6 billion City of Dreams Project Facility for MPBL Gaming and Melco Hotels. The granting of the City of Dreams Project Facility is subject to conditions set forth in the commitment letter and the finalization of the negotiation of certain material terms. Such conditions include: (1) completion of definitive loan agreements, intercreditor agreement, guarantee, security and associated legal documents for the facilities; (2) the receipt of due diligence reports from various independent consultants, (3) obtaining required government and other approvals for entering into the City of Dreams Project Facility; and (4) receipt of credit ratings in respect of MPBL Gaming and its subsidiaries. The coordinating lead arrangers must use their reasonable efforts to complete the syndication and until such time MPBL Gaming and its subsidiaries are bound by specified clear market provisions. The arranging and underwriting commitment will terminate if facility documents are not executed by June 30, 2007 (unless otherwise extended by agreement among all the partiers thereto).

Under the term sheet set forth in the commitment letter, the City of Dreams Project Facility will consist of:

•	a US$500 million term loan facility, which will be available to repay in full the existing Subconcession Facility; and

•	a non-gaming facility and general project facility in an aggregate amount of not less than US$1.1 billion.

The non-gaming facility will be used to finance the construction of the non-gaming portions of the City of Dreams such as the hotels, the retail and food and beverage outlets and the leisure and entertainment facilities. The general project facility will be used to finance the construction of the City of Dreams, including, if necessary, the non-gaming portions and other pre-opening costs in relation to the City of Dreams. If the outstanding amount of the Subconcession Facility is less than US$500 million upon utilisation of the non-gaming facility and general project facility, the remaining amount of the non-gaming facility and general project facility shall be increased by the shortfall.

Drawdown

The final maturity date of the subconcession facility, non-gaming facility and general project facility is generally 84 months after the date we execute the definitive City of Dreams Project Facility documents. However, if the initial utilisation under the non-gaming facility and general project facility is not made, the final maturity date will be 60 months from September 4, 2006, the date of the agreement relating to the Subconcession Facility .

The non-gaming facility and general project facility portions are, subject to satisfaction of conditions precedent and on not less than five business days written notice to the intercreditor agent, available for drawdown in minimum amounts of US$5 million (or HK$ equivalent) from the date of the City of Dreams Project Facility to the earlier of: (1) 90 days after the construction completion date for stage one of the project, which includes at least two of the hotels, all of the gaming area and at least 50% of the retail and food and beverage space; and (2) a yet to be agreed long stop date. If, at the end of this availability period, the remainder of the City of Dreams project has not been completed, then, to the extent that it is required to fund the remainder of the project (and is certified by a technical adviser), the balance of the City of Dreams Facility may be drawn and, pending application, deposited in a separate interest bearing account secured in favor of the lenders. Proceeds of the drawings will be available for disbursement from the account upon satisfaction of conditions precedent and the relevant notice requirements.

Except for the first utilization of the City of Dreams Facility, which, if the Subconcession Facility is still outstanding, must be to refinance amounts drawn under the Subconcession Facility, all drawings under the City of Dreams Facility will be paid into a disbursement account that will be subject to security. Conditions precedent to the first drawdown of the City of Dreams Facility other than that to refinance amounts drawn under the Subconcession Facility, include among other things: (1) delivery of a project feasibility study, plans, budgets timetable, projected results and an audited financial model; (2) obtaining a land concession for the City of Dreams; (3) obtaining relevant government and other authority approvals; and (4) the injection of equity such that the debt to equity ratio will be no greater than 70:30. Subsequent drawdowns under the City of Dreams Facility are also subject to the maintenance of financial ratios and provision of certificates from technical consultants certifying the amount paid or payable for the construction cost. MPBL Gaming and its subsidiaries will also be required to undertake a program to hedge exposures to interest rate fluctuations under the City of Dreams Facility in addition to this offering. These hedging agreements will be secured on a pari passu basis with the lenders.

Repayment

The City of Dreams Facility will be repaid in quarterly installments commencing from the earlier of: (1) six months after the construction completion date for stage one of the project; and (2) 36 months from the City of Dreams Facility agreement date (in the case of the non-gaming and general project facilities).

MPBL Gaming and Melco Hotels may make voluntary prepayments in respect of the non-gaming facility and general project facility, subject to certain conditions and providing not less than 30 days’ prior written notice to the intercreditor agent, on any interest payment date without premium or penalty. Voluntary prepayments will be applied to the principal outstanding on the City of Dreams Facility and to maturities on a pro-rata basis and amounts prepaid will not be available for redrawing.

We must make mandatory prepayments with, among other sources, all of (1) the net proceeds of any permitted equity or debt issuance (or, in the case of any public offering subsequent to and other than a permitted public offering, in which event the amount will be 75% of such proceeds); (2) the net proceeds of any asset sale, subject to reinvestment rights and certain exceptions; (3) net termination proceeds paid under MPBL Gaming’s subconcession, any lease agreement, the hotel management agreements, or any other material contracts or agreements (subject to certain exceptions); (4) the net proceeds or liquidated damages paid pursuant to obligation, default or breach under the certain documents relating to the City of Dreams project; (5) the insurance proceeds net of expenses to obtain such proceeds, subject to reinvestment rights and certain exceptions; and (6) excess cashflow (as defined under various financial ratio tests).

Accounts

The terms set forth in the termsheet attached to the commitment letter contemplate that all of the revenues of the gaming business operated by MPBL Gaming, including the Crown Macau and the City of Dreams, be paid into a bank account established by MPBL Gaming, which will be divided further into sub-accounts, secured in favor of the security agent for the benefit of the lenders. Subject to such security, such revenues will be paid out in order of priority, in accordance with the cash waterfall arrangements.

Interest and Fees

U.S. dollar and H.K. dollar denominated drawdowns will bear an initial interest rate of LIBOR and HIBOR, respectively, plus a margin, and the interest rate margin will be adjusted in accordance with the total debt to EBITDA ratio on a consolidated basis after the completion of the construction of the City of Dreams project. We will pay a commitment fee quarterly in arrears from the date of the relevant facility agreement through the availability period. A commitment fee is payable on the daily undrawn amount under the relevant Subconcession Facility, non-gaming facility and general project facility, which percentage will be reduced when more than 50% of the total commitment has been utilized.

PBL and Melco Support

PBL and Melco, as sponsors of the City of Dreams Facility, have undertaken to commit equity such that the debt to equity ratio would not exceed 70:30. In addition, PBL and Melco will also provide, on a 50:50 several basis, corporate or bank guarantees with a rating of A- or above by S&P (or equivalent rating by Moody’s) to cover as yet to be agreed amounts of contingent and deferred equity.

Security

Security for the City of Dreams Project Facility and hedging agreements include:

•

a first priority mortgage over all land and all present and future buildings on and fixtures to such land, and an assignment of land use rights under land concession agreements or equivalent held by MPBL

Gaming, MPBL Investments, Melco Hotels and the managing director (provided that recourse against the managing director is limited to the value of his shares) (the “Primary Obligors”);

•	the corporate and bank guarantees described above in “—PBL and Melco Support”;

•	charges over the MPBL Gaming account and sub-accounts, subject to certain exceptions including the capital contribution account for the holding or payment of equity for the Crown Macau and cash deposits of Melco Hotels set aside as guarantee money in favor of the Macau government;

•	assignment of the Primary Obligors’ rights under all insurance policies;

•	first priority security over the Primary Obligors’ chattels, receivables and other assets (other than shares in Great Wonders) which are not subject to any security under any other security documentation;

•	pledge over equipment and tools used in the gaming business by MPBL Gaming; and

•	first priority charges over the issued share capital of the Primary Obligors (other than shares held in MPBL Gaming by PBL Asia) and assignment of MPBL Investments’ rights and interests arising under its call option over PBL Asia’s shareholding in MPBL Gaming granted to it by PBL Asia, exercisable at a price of US$1.00 following the continuation of an event of default.

Covenants

The Primary Obligors must comply with negative and affirmative covenants. These covenants include that, without obtaining consent from the majority lenders (as defined in the termsheet), they may not:

•	create or permit to subsist further charge or any form of encumbrance over its assets, property or revenues except as permitted under the documentation;

•	sell, transfer or dispose of any of its assets unless such sale is conducted on an arm’s length basis at a fair market value and the proceeds from the sale shall be credited to the relevant accounts over which the lenders have a first priority charge on;

•	make any payment of fees under any agreement with Melco or PBL (or their affiliates) other than fees approved by the majority lenders or, after a certain date, in accordance with the waterfall, or enter into agreements with Melco or PBL or their affiliates except in certain limited circumstances;

•	make any loan or guarantee indebtedness except for certain identified indebtedness and guarantees permitted;

•	create any subsidiaries except as permitted under the termsheet, such as for carrying out all or any part of the City of Dreams; or

•	make investments other than within agreed upon limitations.

In addition, the relevant Primary Obligors will be required to comply with certain financial ratios and financial covenants such as a maximum total debt to earnings before interest, taxes, depreciation and amortization ratio, a minimum debt service coverage ratio and a minimum interest coverage ratio.

Events of Default

The City of Dreams Project Facility is expected to contain customary events of default including: (1) failure to make any payment when due; (2) breach of financial covenants; (3) cross default triggered by any other event of default in the facility agreements or other documents forming the indebtedness of the borrowers and/or guarantors; (4) breach of support by PBL and Melco; (5) breach of the credit facility documents, land agreements, lease agreements for the provision of gaming services or hotel management agreements; (6) insolvency or bankruptcy events; (7) misrepresentations on the part of the borrowers and guarantors in statements made in the loan documents delivered to the lenders; (8) failure to commence or complete the construction by certain specified dates; and (9) various change of control events involving us (excluding the corporate reorganization resulting in MPBL Gaming becoming our subsidiary).

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 60,250,000 outstanding ADSs representing approximately 15.31% of our ordinary shares in issue. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales or perceived sales of substantial numbers of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be quoted on the Nasdaq Global Market, we cannot assure you that such application will be approved or that a regular trading market for our ADSs will develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs. See “Risk Factors—Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.”

Lock-up Agreements

Each of Melco, PBL, our officers and directors have entered into the lock-up agreements described in “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned “restricted securities” for at least one year would be entitled to sell in the United States, within any three-month period, a number of shares that is not more than the greater of:

•	1.0% of the number of our ordinary shares then outstanding which will equal approximately 11,807,500 ordinary shares immediately after this offering; or

•	the average weekly reported trading volume of our ADSs on the Nasdaq Global Market during the four calendar weeks preceeding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires. Persons who are not our affiliates may be exempt from these restrictions under Rule 144(k) discussed below.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares in the United States immediately following this offering without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would (subject to certain exceptions) only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares, in the form of ADSs or otherwise, or their transferees will be entitled to request that we register their shares under the Securities Act, following the date six months after completion of the offering. See “Related Party Transactions—Registration Rights.” Following registration, such shares, in the form of ADSs or otherwise will be freely transferable. See “Risk Factors—Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.”

TAXATION

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S., state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers, our Cayman Islands counsel. To the extent that the discussion relates to matters of Macau law, it represents the opinion of Manuela António Law Office, our Macau counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion, to the extent that it states legal conclusions and subject to the qualifications herein, represents the opinion of Latham & Watkins LLP, our United States counsel, on the material United States federal income tax consequences of the ownership of our ADSs or ordinary shares as of the date hereof. This discussion applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as foreign source ordinary dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution generally will be treated as a dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq National Market, as our ADSs are expected to be. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for our current taxable year ending December 31, 2006. Our expectation for our current taxable year is based in part on our estimates of the value of our assets as determined based on the price of the ADSs and our ordinary shares in this offering and the expected price of the ADSs and our ordinary shares following the offering. Our actual PFIC status for the current taxable year will not be determinable until the close of such year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares, which may fluctuate considerably. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate discussed above under “—Taxation of Dividends and Other Distributions on the ADSs and Ordinary Shares” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Nasdaq Global Market is a qualified exchange. We expect that the ADSs will be listed on the Nasdaq Global Market and, consequently, if you are a holder of ADSs and the ADSs are regularly traded, the mark-to-market election would be available to you were we to be a PFIC.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Macau Taxation

Neither our ADSs nor our ordinary shares are expected to be subject to tax in Macau.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated December 18, 2006, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc and UBS Securities LLC are acting as representatives and the joint bookrunners of this offering, the following respective numbers of our ADSs:

Underwriter	Number of ADSs
Credit Suisse Securities (USA) LLC	21,690,000
Citigroup Global Markets Inc	17,894,250
UBS Securities LLC	14,640,750
CLSA Limited	1,807,500
J.P. Morgan Securities Inc.	1,807,500
CIBC World Markets Corp.	1,205,000
Deutsche Bank Securities Inc.	1,205,000

Total	60,250,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below.

All sales of the ADSs in the United States will be made by U.S. registered broker/dealers.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of 9,037,500 additional ADSs at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ADSs.

The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of US$0.741 per ADS. No further discount will be allowed to dealers or re-allowed by dealers to other dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per ADS				Total
	Without Over-allotment		With Over-allotment		Without Over-allotment		With Over-allotment
Underwriting Discounts and Commissions paid by us	US$	1.235	US$	1.235	US$	74,408,750	US$	85,570,063
Expenses payable by us	US$	0.133	US$	0.115	US$	8,000,000	US$	8,000,000

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the ADSs being offered. The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

We intend to use more than 10% of the net proceeds from the sale of the ADSs to repay indebtedness owed by us to Deutsche Bank AG, Hong Kong branch, an affiliate of one of the underwriters and a lender under the US$500 million subconcession loan facility provided to MPBL Gaming, one of our subsidiaries. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(h) of the National Association of Securities Dealers, Inc. Conduct Rules. This rule provides generally that if more than 10% of the net proceeds from the sale of securities, including ADSs, not including underwriting compensation, is paid to the underwriters or their affiliates, the initial public offering price of the ADSs may not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, Credit Suisse Securities (USA) LLC is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. Credit Suisse Securities (USA) LLC is not entitled to any compensation in its capacity as the qualified independent underwriter. The initial public offering price of the ADSs is no higher than the price recommended by Credit Suisse Securities (USA) LLC.

We have agreed that we will not (among others) offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except the issuance and sale to Melco of such number of shares that Melco is required to distribute to its shareholders (in the form of ADSs) as part of the assured entitlements distribution. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the ‘lock-up’ period, we announce that we will release earnings results during the 16-day period beginning on the last day of the ‘lock-up’ period, then in either case the expiration of the ‘lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Our existing shareholders, officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except for the assured entitlement distribution by Melco to its shareholders of the assured entitlement ADSs. However, in the event that either (1) during the last 17 days of the ‘lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

The ADSs have been approved for listing on The NASDAQ Global Market under the symbol “MPEL”.

Prior to the offering, there has been no public market for our ADSs or shares of common stock. The initial public offering price of the ADSs will be determined by agreement between us and the representatives. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•	Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

We expect that delivery of our ADSs will be made against payment therefor on or about December 22, 2006, which will be the fourth business day following the date of pricing of the ADSs (this settlement cycle being referred to as “T + 4”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the ADSs on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the ADSs initially will settle in T + 4, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Shortly after the completion of this offering, we expect to issue and sell to Melco at the initial public offering price of US$19.00 per ADS (adjusted for the three ordinary shares to one ADS ratio) up to approximately 615,000 ordinary shares. These shares will be distributed to eligible Melco shareholders in the form of ADSs without consideration as an assured entitlement. Neither this purchase of ordinary shares by Melco nor Melco’s assured entitlement distribution will form part of this offering and the distribution of assured entitlement ADSs will not reduce the number of ADSs available for sale to the public in this offering. Melco will effect the assured entitlement distribution shortly after the completion of this offering. See “Principal Shareholders—Melco Hong Kong Stock Exchange Matters—Assured Entitlement Distribution.”

The ADSs to be sold outside of the United States have not been registered under the Securities Act for their offer and sale as part of the initial distribution in the offering, and the assured entitlement ADSs have not been registered under the Securities Act for the assured entitlement distribution to shareholders of Melco. These ADSs initially will be offered outside the United States in compliance with Regulation S under the Securities Act. These ADSs have, however, been registered under the Securities Act solely for purposes of their resale in the United States in transactions that require registration under the Securities Act. This prospectus may also be used in connection with resales of such ADSs in the United States to the extent such resales would not be exempt from registration under the Securities Act.

No action has been taken in any jurisdiction by us or by any underwriter that would permit a public offering of the ADSs or the possession, circulation or distribution of this offering circular or any other material relating to us or the ADSs, in any jurisdiction where action for that purpose is required, other than in the United States. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this offering circular nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons who receive this offering circular are advised by us and the underwriters to inform themselves about, and to observe any restrictions as to, the offering and the ADSs and the distribution of this offering circular.

Japan. The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any person for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (1) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (2) in compliance with any other relevant law and regulations of Japan.

Hong Kong. Each underwriter has represented and agreed that:

(a)	it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any ADSs other than (1) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (2) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)	it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the ADSs, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore. This Prospectus has not been registered as a prospective with the Monetary Authority of Singapore. Accordingly, the ADSs may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this Prospectus be circulated or distributed, nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(A)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(B)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange or securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Australia. No prospectus or other disclosure document in relation to the ADSs has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Each underwriter has represented and agreed that it:

(a)	has not made or invited, and will not make or invite, an offer of the ADSs for issue or sale in Australia, including an offer or invitation which is received by a person in Australia; and

(b)	has not distributed or published, and will not distribute or publish, the prospectus supplement or prospectus or any other offering material or advertisement relating to the ADSs in Australia,

unless, in either case (a) or (b):

(c)	the minimum aggregate consideration payable by each offeree is at least A$500,000, disregarding moneys lent by the offeror or its associates, or the offer otherwise does not required disclosure to investors in accordance with Part 6D.2 of the Australian Corporations Act; and

(d)	such action complies with all applicable laws and regulations.

European Economic Area. Any ADSs that are offered in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) shall, in order to comply with the Prospectus Directive that has been implemented in that Relevant Member State (the “Relevant Implementation Date”), only be offered to the public in that Relevant Member State following the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to purchase the ADSs may, with effect from and including the Relevant Implementation Date, be made in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than 43,000,000 and (3) an annual net turnover of more than 50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom. The underwriters have not made and will not make an offer of ADSs to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus as required by the Prospectus Rules of the Financial Services Authority. The underwriters have only communicated and will only communicate an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us, and the underwriters have complied with and will comply with all applicable provisions of FSMA with respect to anything done by them in relation to the ADSs in, from or otherwise involving the United Kingdom.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including the ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

Some of the underwriters and their affiliates have provided, and may in the future provide, investment banking and other services to us, our affiliates, officers and directors, for which such underwriters and their affiliates have received customary fees and commissions. In particular, Credit Suisse (Hong Kong) Limited, an affiliate of Credit Suisse Securities (USA) LLC, acted as the private placement agent in the private placement and subscription of shares in Melco, in which Better Joy sold certain shares of Melco to a group of institutional investors and immediately thereafter subscribed for the same amount of Melco shares at the price sold to the institutional investors. Credit Suisse (Hong Kong) Limited received customary fees for this transaction. A portion of the proceeds of such private placement are expected to be used as Melco’s contribution to us.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us and the selling shareholders. With the exception of the SEC registration fee and the National Association of Securities Dealers, Inc. filing fee, all amounts are estimates.

SEC registration fee	US$141,279
Nasdaq Global Market listing fee	150,000
National Association of Securities Dealers, Inc. filing fee	75,500
Printing and engraving expenses	350,000
Legal fees and expenses	3,500,000
Accounting fees and expenses	1,500,000
Miscellaneous	2,283,221
Total	US$8,000,000

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Walkers. Legal matters as to Macau law will be passed upon for us by Manuela António Law Office and for the underwriters by Henrique Saldanha, Advogados & Notarios. Latham & Watkins LLP may rely upon Walkers with respect to matters governed by Cayman Islands law and Manuela António Law Office with respect to matters governed by Macau law. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Walkers with respect to matters governed by Cayman Islands law and Henrique Saldanha, Advogados & Notarios, with respect to matters governed by Macau law.

EXPERTS

Our consolidated financial statements as of June 8, 2004 (predecessor company—Mocha Slot Group Limited), December 31, 2004 and December 31, 2005, and for the period from January 1, 2004 to June 8, 2004 (predecessor company—Mocha Slot Group Limited), the period from June 9, 2004 to December 31, 2004 and the year ended December 31, 2005, included in this prospectus have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu are located at 35th Floor, One Pacific Place, 88 Queensway, Hong Kong.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC two registration statements on Form F-1 (Registration Number 333-139088 and Registration Number 333-139466), including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 (Registration Number 333-139159) has been filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2004 TO JUNE 8, 2004 (PREDECESSOR),

JUNE 9, 2004 TO DECEMBER 31, 2004 (SUCCESSOR)

AND THE YEAR ENDED DECEMBER 31, 2005 (SUCCESSOR)

Page
Report of Independent Registered Public Accounting Firm—Melco PBL Entertainment (Macau) Limited (Successor) and Mocha Slot Group Limited (Predecessor)	F-2

Consolidated Balance Sheets as of December 31, 2004 and 2005 (Successor)	F-3

Consolidated Statements of Operations for the Period from January 1, 2004 to June 8, 2004 (Predecessor), June 9, 2004 to December 31, 2004 (Successor) and the Year Ended December 31, 2005 (Successor)	F-4

Consolidated Statements of Shareholders’ Equity for Period from January 1, 2004 to June 8, 2004 (Predecessor), June 9, 2004 to December 31, 2004 (Successor) and the Year Ended December 31, 2005 (Successor)

F-5

Consolidated Statements of Cash Flows for the Period from January 1, 2004 to June 8, 2004 (Predecessor), June 9, 2004 to December 31, 2004 (Successor) and the Year Ended December 31, 2005 (Successor)	F-6

Notes to Consolidated Financial Statements for the Period from January 1, 2004 to June 8, 2004 (Predecessor), June 9, 2004 to December 31, 2004 (Successor) and the Year Ended December 31, 2005 (Successor)

F-7

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco PBL Entertainment (Macau) Limited (successor company) and Mocha Slot Group Limited (predecessor company):

We have audited the accompanying consolidated balance sheets of Melco PBL Entertainment (Macau) Limited and subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the period from June 9, 2004 to December 31, 2004 and the year ended December 31, 2005. We have also audited the consolidated statements of operations, shareholders’ equity and cash flows of Mocha Slot Group Limited and subsidiaries (predecessor company) for the period from January 1, 2004 to June 8, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of the successor company referred to above present fairly, in all material respects, the financial position of Melco PBL Entertainment (Macau) Limited and subsidiaries at December 31, 2004 and 2005, and the results of their operations and their cash flows for the period from June 9, 2004 to December 31, 2004 and the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the predecessor company’s financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Mocha Slot Group Limited and subsidiaries for the period from January 1, 2004 to June 8, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/  Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

July 21, 2006, except for Note 18 which is as of November 14, 2006 and Note 19 which is as of December 18, 2006

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2004	2005
	(Successor)	(Successor)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$5,537	$19,769
Accounts receivable	45	37
Amount due from an affiliated company (Note 17(a))	1,085	1,398
Inventories (Note 5)	15	87
Prepaid expenses and other current assets (Note 6)	94	641

Total current assets	6,776	21,932

PROPERTY AND EQUIPMENT, NET (Note 7)	10,613	67,794

INTANGIBLE ASSETS, NET (Note 8)	12,118	11,089

GOODWILL	34,417	34,417

OTHER ASSETS (Note 17(e))	—	150,641

LAND USE RIGHT, NET (Note 17(f))	40,493	132,424

RENTAL DEPOSITS	231	528

DEPOSITS FOR ACQUISITION OF PROPERTY AND EQUIPMENT	1,464	2,383

TOTAL	$106,112	$421,208

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$568	$149
Accrued expenses and other current liabilities (Note 9)	626	11,879
Income tax payable	170	615
Capital lease obligations, due within one year (Note 10)	105	3
Amounts due to affiliated companies/person (Note 17(b))	4,125	31,518
Amounts due to shareholders (Note 17(c))	11,930	94,577

Total current liabilities	17,524	138,741

DEFERRED TAX LIABILITIES (Note 12)	6,321	14,997

CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR (Note 10)	—	8

LAND USE RIGHT PAYABLE	—	9,278

MINORITY INTERESTS	35	19,492

COMMITMENTS AND CONTINGENCIES (Note 16)

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Successor: Authorized—1,500,000,000 shares and issued—625,000,000 and 500,000,000 shares as of December 31, 2004 and 2005 (Note 11))	6,250	5,000
Additional paid-in capital	76,989	237,779
Accumulated losses	(1,007)	(4,087)

Total shareholders’ equity	82,232	238,692

TOTAL	$106,112	$421,208

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	1.1.2004 to 6.8.2004	6.9.2004 to 12.31.2004	1.1.2005 to 12.31.2005
	(Predecessor)	(Successor)	(Successor)
REVENUE
Fees for services provided to gaming machine lounges
- Affiliated customer (Note 17(a))	$1,764	$5,619	$16,433
- External customers	103	135	136

Sub-total	1,867	5,754	16,569
Food, beverage and others	29	317	759

Total revenue	1,896	6,071	17,328

OPERATING COSTS AND EXPENSES
Provision of services to gaming machine lounges	(864)	(4,286)	(11,255)
Food, beverage and others	(48)	(250)	(596)
Amortization of land use rights	—	(130)	(3,535)
General and administrative	(197)	(1,970)	(4,400)
Selling and marketing	(81)	(166)	(534)
Pre-opening costs	(96)	(199)	(730)

Total operating costs and expenses	(1,286)	(7,001)	(21,050)

OPERATING INCOME (LOSS)	610	(930)	(3,722)

NON-OPERATING INCOME (EXPENSES)
Interest income	—	—	2,516
Interest expenses	(97)	(217)	(2,028)
Foreign exchange gain (loss), net	5	32	(570)
Other, net	2	54	146

Total non-operating (expenses) income	(90)	(131)	64

INCOME (LOSS) BEFORE INCOME TAX	520	(1,061)	(3,658)
INCOME TAX (EXPENSE) CREDIT (Note 12)	(26)	(37)	91

INCOME (LOSS) BEFORE MINORITY INTERESTS	494	(1,098)	(3,567)
MINORITY INTERESTS	—	91	308

NET INCOME (LOSS)	$494	$(1,007)	$(3,259)

LOSS PER SHARE (Note 13):
Basic		$(0.002)	$(0.006)

SHARES USED IN LOSS PER SHARE CALCULATION:
Basic		625,000,000	522,945,205

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common shares		Additional paid-in capital	Retained earnings (accumulated losses)	Total Shareholders’ Equity
	Shares	Amount
Predecessor—Mocha Slot Group Limited:

BALANCE AT JANUARY 1, 2004	100	$—	$—	$137	$137
Net income for the period	—	—	—	494	494

BALANCE AT JUNE 8, 2004	100	$—	$—	$631	$631

Successor—Melco PBL Entertainment (Macau) Limited:

Contribution of Mocha from Melco on June 9, 2004	625,000,000	$6,250	$39,864	$—	$46,114
Contribution from Melco in connection with the compensation paid to the management of Mocha Slot	—	—	1,374	—	1,374
Contribution of Great Wonders and Melco Hotels from Melco	—	—	35,751	—	35,751
Net loss for the period	—	—	—	(1,007)	(1,007)

BALANCE AT DECEMBER 31, 2004	625,000,000	6,250	76,989	(1,007)	82,232
Contribution from PBL during the year	—	—	163,000	—	163,000
Contribution of Great Wonders from Melco	—	—	16,484	—	16,484
Effect of reorganization on minority interests	(125,000,000)	(1,250)	(18,694)	179	(19,765)
Net loss for the year	—	—	—	(3,259)	(3,259)

BALANCE AT DECEMBER 31, 2005	500,000,000	$5,000	$237,779	$(4,087)	$238,692

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	1.1.2004 to 6.8.2004	6.9.2004 to 12.31.2004	1.1.2005 to 12.31.2005
	(Predecessor)	(Successor)	(Successor)
OPERATING ACTIVITIES
Net income (loss)	$494	$(1,007)	$(3,259)
Adjustments to reconcile net loss to net cash provided by operating activities:
Compensation expense paid to the management of Mocha Slot	—	1,374	—
Depreciation and amortization	154	1,872	8,503
Gain on disposal of property and equipment	—	—	(35)
Minority interests	—	(91)	(308)
Changes in operating assets and liabilities:
Accounts receivable	(61)	21	8
Amount due from an affiliated company	(479)	(389)	(313)
Inventories	—	(15)	(72)
Prepaid expenses and other current assets	(25)	(64)	(547)
Rental deposits	(57)	(128)	(297)
Accounts payable	26	542	(419)
Accrued expenses and other current liabilities	479	61	719
Income tax payable	26	124	445
Amounts due to affiliated companies	—	5	407
Deferred tax liabilities	—	(88)	(548)

Net cash provided by operating activities	557	2,217	4,284

INVESTING ACTIVITIES
Acquisition of other assets	—	—	(102,564)
Acquisition of property and equipment	(6,151)	(4,305)	(46,088)
Payment for land use right	—	—	(31,870)
Deposits for acquisition of property and equipment	(294)	(1,170)	(919)
Proceeds from disposal of property and equipment	—	—	183

Net cash used in investing activities	(6,445)	(5,475)	(181,258)

FINANCING ACTIVITIES
Amounts due to shareholders	7,503	2,934	8,088
Amounts due to affiliated companies/person	817	3,142	20,225
Cash contribution from PBL	—	—	163,000
Net proceeds from acquisition of Mocha	—	2,765	—
Payment of principal of capital leases	(53)	(46)	(107)

Net cash provided by financing activities	8,267	8,795	191,206

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,379	5,537	14,232
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD/YEAR	386	—	5,537

CASH AND CASH EQUIVALENTS AT END OF PERIOD/YEAR	$2,765	$5,537	$19,769

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(3)	$(7)	$(495)
Cash paid for tax	$—	$(1)	$(12)

NON-CASH INVESTING ACTIVITIES
Construction costs funded through accrued expenses and other current liabilities	$—	$—	$7,441
Inception of capital leases on property and equipment	$—	$—	$13
Land use right cost funded through land use right payable, accrued expenses and other current liabilities and amounts due to shareholders	$—	$—	$38,012
Other assets cost funded through amounts due to shareholders	$—	$—	$48,077
Costs of property and equipment funded through amount due to an affiliated company	$990	$—	$6,885

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1. COMPANY INFORMATION

Melco PBL Entertainment (Macau) Limited (the “Company”) was incorporated under the laws of the Cayman Islands on December 17, 2004. The Company and its consolidated subsidiaries (collectively the “Group”) are principally engaged in the gaming and hospitality business. Mocha Slot Group Limited and its subsidiaries (“Mocha Slot”) are principally engaged in the provision of services to a series of electronic gaming machine lounges in Macau. Great Wonders, Investments, Limited (“Great Wonders”) and Melco Hotels and Resorts (Macau) Limited (“Melco Hotels”) hold early stage projects for the construction of a hotel and casino and integrated entertainment resort complex, respectively, in Macau.

Mocha Slot

On September 26, 2003, Better Joy Overseas Limited (“Better Joy”), which was 77% owned by Mr. Lawrence Ho, the Managing Director of Melco International Development Limited (“Melco”) and 23% owned by Dr. Stanley Ho, the father of Mr. Lawrence Ho and the Chairman of Melco until he resigned this position in March 2006, acquired 65% of the outstanding shares of Mocha Slot from an independent third party. Dr. Stanley Ho and Mr. Lawrence Ho both hold beneficial interests in Melco.

On March 19, 2004, Melco agreed to acquire 80% of the shares of Mocha Slot, of which shares representing 65% were acquired from Better Joy and 15% were acquired from independent third parties for total consideration of $46,114. The transaction was completed on June 9, 2004 and was accounted for as a purchase by Melco. Around the same time, the remaining 20% interest in Mocha Slot was acquired by Dr. Stanley Ho from an independent third party. Melco’s basis in its shares of Mocha Slot has been reflected in Mocha Slot’s financial statements and the minority interest, then owned by Dr. Stanley Ho, is presented at historical cost (see note 4).

Great Wonders

On September 8, 2004, Melco entered into an agreement (the “First Sale Agreement”) with Sociedade de Turismo e Diversoes de Macau, S.A.R.L. (“STDM”), a company in which Dr. Stanley Ho has a beneficial interest, to establish Great Wonders. The principal activity of Great Wonders was to apply to the Macau government for the concession of a site located at Taipa, Macau (the “Taipa Land”) and to develop the Taipa Land into a luxury hotel casino (the “Crown Macau Project”). Pursuant to this First Sale Agreement, Melco purchased 50% of Great Wonders from STDM (see note 17(f)) for consideration of $35,748 in the form of notes convertible into ordinary shares of Melco. Melco acquired an additional 20% interest in Great Wonders on February 8, 2005 for consideration of $16,360 in the form of notes convertible into common shares of Melco and the Company acquired the remaining 30% interest in Great Wonders on July 28, 2005 for consideration of $51,282, of which $25,641 was financed by an advance from Melco (see note 17(f)). On the dates that Melco and the Company acquired such interests, Great Wonders did not meet the definition of a business. Great Wonders had begun the construction of the hotel and casino by December 31, 2004.

Melco Hotels

On October 28, 2004, Melco Leisure and Entertainment Group Limited (“Melco Leisure”), an entity wholly owned by Melco, entered into an agreement with Great Respect Limited (“Great Respect”), a company controlled by a discretionary family trust of Dr. Stanley Ho, the beneficiaries of which are members of Dr. Stanley Ho’s family including Mr. Lawrence Ho, to establish a project to develop a site in Cotai, Macau (the “Cotai Land”), into an integrated entertainment resort (the “City of Dreams Project”). Pursuant to the agreement, Melco owned a

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

50.8% interest in the City of Dreams Project through its wholly-owned subsidiary, Melco Hotels, and Great Respect owned the remaining 49.2% interest in this project. On May 11, 2005, the Company signed an agreement with Great Respect to acquire the remaining 49.2% interest in the City of Dreams Project for consideration of $150,641, which was financed by a loan from Melco (see note 17(e)). The transaction was completed on September 5, 2005. Melco Hotels had no operations but was applying for the license for the development of the City of Dream Project at December 31, 2005.

Melco PBL Entertainment (Macau) Limited

Pursuant to the Subscription Agreement entered into on December 23, 2004 as part of the formation of the Company by Melco and PBL, Melco, in exchange for its 50% interest in the Company, contributed its 80% interest in Mocha Slot and its 70% interest in Great Wonders to Melco PBL Entertainment (Greater China) Limited (“MPBL (Greater China)”), a company 80% indirectly owned by the Company and 20% indirectly owned by Melco. In addition, pursuant to a concurrent shareholder agreement, Melco also contributed Melco Hotels to the Company. Concurrently, PBL contributed $163,000 in cash to MPBL (Greater China) in exchange for its 50% interest in the Company. The contributions by Melco and by PBL (collectively, “the Transactions”) were completed on March 8, 2005.

From June 9, 2004 for Mocha Slot, July 20, 2004 for Melco Hotels and November 9, 2004 for Great Wonders through March 7, 2005, the financial statements reflect the consolidated financial statements of Mocha Slot, Melco Hotels and Great Wonders since they were under common control for this period. The Transactions on March 8, 2005 were accounted for as the formation of a joint venture for which carryover basis of accounting is adopted.

As of December 31, 2005, the Company held an 80% interest in MPBL (Greater China) and Melco held the 20% minority interest in MPBL (Greater China). Great Wonders and Melco Hotels are wholly-owned by MPBL (Greater China); and MPBL (Greater China) held an 80% interest in Mocha Slot. As of December 31, 2004, Melco owned 80% of Mocha Slot, 50% of Great Wonders and 100% of Melco Hotels.

The consolidated financial statements of Mocha Slot for the period from January 1, 2004 to June 8, 2004 are prepared for the purpose of presenting the financial information of the predecessor of the Company. Mocha Slot is considered to be a predecessor of the Company as the Company succeeded to substantially all of the business of Mocha Slot and the Company’s own operations prior to the succession were insignificant relative to the operations assumed or acquired. As of June 8, 2004, Mocha Slot had two wholly owned subsidiaries, Mocha Slot Management Limited and Mocha Cafe Limited.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

Particulars regarding the Company’s subsidiaries as of December 31, 2005 are as follows:

Name of subsidiary	Place of incorporation	Principal activities and place of operation	Particulars of issued share capital	Attributable equity interest to the Group	Voting Interest
Melco PBL Entertainment (Greater China) Limited (formerly named Melco Entertainment Limited)(2)	Cayman Islands	Investment holding in Macau	40 Class A shares and 160 Class B shares of US$0.01 each	80%	80%

Melco PBL International Limited(1)	Cayman Islands	Investment holding in Macau	200 ordinary shares of US$0.01 each	100%	100%

Mocha Slot Group Limited(2)	British Virgin Islands	Provision of services to gaming machine lounges in Macau	100 ordinary shares of US$1 each	64%	80%

Mocha Slot Management Limited(2)	Macau	Provision of consultancy service for entertainment business and system management in Macau	2 quota shares of Macau Pataca (“MOP”) 24,000 and MOP1,000 each	64%	80%

Mocha Café Limited(2)	Macau	Provision of catering services in Macau	2 quota shares of MOP24,000 and MOP1,000 each	64%	80%

Melco Hotels(2)	Macau	Integrated entertainment resort development in Macau	2 quota shares of MOP24,000 and MOP1,000 each	80%	100%

Great Wonders(2)	Macau	Hotel development in Macau	10,000 ordinary shares of MOP100 each	80%	100%

(1)	Shares held directly by the Company
(2)	Shares held indirectly by the Company

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

2. BASIS OF PREPARATION

The Group had net current liabilities of approximately $10,748 and $116,809 as of December 31, 2004 and 2005, respectively. Notwithstanding, the directors of the Company are of the opinion that the preparation of these financial statements under a going concern basis is appropriate due to the following considerations:

(a)	New bank facility

In February 2006, the Group signed an agreement with a syndicate of banks for a $164,103 term loan facility to finance the development of its hotels and casino projects; and

(b)	Additional funding

The Company actively seeks to identify potential sources of additional fund to finance its hotel and casino projects, including the offering of shares of the Company. If the Company is unable to sell its shares, the directors of the Company are confident that the Company will be able to obtain additional bank loan facilities and Melco and PBL will provide adequate funds to enable the Company to meet in full its financial obligations as and when they arise and to continue its operations in the foreseeable future.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(c)	Concentration of Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and amount due from an affiliated company. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful receivables primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

The Group’s concentration of credit risk is mainly related to Sociedade Jogos de Macau, S.A. (“SJM”), a company in which Dr. Stanley Ho has a beneficial interest, for providing services to certain electronic gaming lounges. The majority of the Company’s revenue is received or receivable from SJM.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

(d)	Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, accounts receivable, amounts due from (to) affiliated companies/person, accounts payable, accrued expenses and other current liabilities, amount due to holding company and a shareholder which approximate their fair values.

(e)	Cash and Cash Equivalents

Cash and cash equivalents consists of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

(f)	Inventories

Inventory is stated at the lower of cost or market value. Cost is calculated using the first-in, first-out method. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s specific analysis of inventory.

(g)	Goodwill and Intangible assets

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

Goodwill and trademark are not amortized, but are tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date.

Intangible assets with finite useful lives represent slot lounges services agreements and are amortized over their estimated useful lives of 10 years.

The evaluation of goodwill and trademark for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill impaired by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former. For the assessment of impairment loss, the Company will measure fair value based either on internal models or independent valuations. No impairment loss was identified in 2004 and 2005.

(h)	Land use right, net

Land use right is recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis over the relevant lease term.

(i)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

Depreciation is provided on the straight-line method over estimated service lives:

Classification	Years
Furniture, fixtures and equipment	3 to 10 years
Gaming machines	5 years
Leasehold improvements	5 years or over the lease term, whichever is shorter
Machinery	10 years
Motor vehicles	5 years

The Company is constructing its casino and hotel and integrated entertainment resort. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Depreciation is recorded at the time assets are placed in service.

Assets recorded under capital leases and leasehold improvements are amortized using the straight-line method over the lesser of their useful lives or the related lease term.

Depreciation expense recognized in statement of operations for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the year ended December 31, 2005 were $154, $1,142 and $3,939, respectively. The depreciation expense includes $152, $1,132 and $3,875 which are recorded in the operating costs for the provision of services to gaming machine lounges, respectively, for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the year ended December 31, 2005 and $2, $10 and $64 which are recorded in general and administrative expenses, respectively, for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the year ended December 31, 2005.

(j)	Slot club awards

The Company provides slot patrons with incentives based on the dollar amount of play on slot machines. A liability has been established based on an estimate of the value of these outstanding incentives, utilizing the age and prior history of redemptions.

(k)	Impairment of long-lived assets (other than goodwill)

The Company evaluates the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(l)	Revenue recognition

The Company recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

Revenue from fees for provision of services to electronic gaming machine lounges is recognized on an accrual basis in accordance with the contractual terms of the respective service agreements. Such revenue was calculated based on a pre-determined rate, as stipulated in the respective service agreement, of the gaming revenue from the gaming machines, which is the difference between gaming wins and losses less the accruals for the anticipated payouts of progressive slot jackpots.

Revenue from the provision of food and beverage is recognized when the services are provided.

Revenues are recognized net of certain discounts and points earned in customer loyalty programs, such as the player’s club loyalty program.

(m)	Total revenue

The retail value of food, beverage and other services furnished to guests without charge (“promotional allowances”) of nil, $71 and $599 during the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the year ended December 31, 2005, respectively, was not included in total revenue.

During the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the year ended December 31, 2005, the cost of providing such promotional allowances of nil, $61 and $470, respectively, was included in the cost of provision of services to gaming machine lounges.

(n)	Operating cost

Operating cost includes direct costs associated with the provision of services to electronic gaming machine lounges and provision of catering services, including salaries, employee benefits and overhead costs associated with employees providing the related services.

(o)	Capitalization of interest

Interest incurred on funds used to construct the hotels and casinos during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for assets under construction during the period/year. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest during the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the year December 31, 2005 of nil, nil and $841, respectively, has been added to the cost of the underlying assets during the period/year and is amortized over the respective useful life of the assets.

(p)	Advertising expenses

The Company expenses all advertising costs as incurred. These costs were $66, $145 and $471 for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the year ended December 31, 2005, respectively.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

(q)	Income tax

The Company and its subsidiary Melco PBL International Limited are not subject to income or other taxes in the Cayman Islands. However, other subsidiaries are subject to taxes of the jurisdictions where they are located. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

(r)	Pre-opening costs

Pre-opening costs, consisting primarily of marketing expenses and other expenses related to new or start-up operations, are expensed as incurred.

(s)	Comprehensive loss

Comprehensive loss is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the period/year presented, the Company’s comprehensive loss represents its net loss.

(t)	Foreign currency transactions and translations

All transactions in currencies other than functional currencies during the period/year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the U.S. dollar, which are their functional currencies. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income (loss).

4. ACQUISITION OF MOCHA SLOT

On June 9, 2004, Melco issued 124,701,086, 13,429,347, and 15,347,825 shares valued in total at $46,114 to Better Joy, Mr. Chang Wang and Mr. Chang Tan, respectively in exchange for their respective 65%, 7%, and 8% interests in Mocha Slot. Both Mr. Chang Wan and Mr. Chang Tan are independent third parties of Melco. Melco also acquired a shareholder loan of $5,769 advanced by Better Joy to Mocha Slot through the issuance of a convertible note. The difference between the fair value of the convertible note and the shareholder loan acquired is recognized as a compensation expense paid to the management of Mocha Slot and amounted to $1,374 which is recorded in general and administrative expenses.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

As discussed in Note 1, the acquisition was recorded as a purchase of Mocha Slot by Melco and, accordingly, 80% of the acquired assets and liabilities were recorded at their fair market values at the date of acquisition. The minority interest, which is owned by Dr. Stanley Ho, is presented at historical cost. The aggregate purchase price of $46,114 is allocated as follows:

Net tangible assets acquired	$631
Intangible assets:
Goodwill	34,417
Trademark	2,424
Slot lounges services agreements	10,294
Deferred tax liabilities	(1,526)

Minority interests	(126)

Total	$46,114

The estimated fair value of intangible assets was derived from a valuation performed by an independent third party. Amortization period of the intangible asset for the slot lounge services agreements is estimated based on the estimated useful life of 10 years.

The following unaudited pro forma information summarizes the results of operations for the year ended December 31, 2004 of the Company and Mocha Slot. It has been prepared on assumption that the acquisition of Mocha Slot occurred as of January 1, 2004. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

REVENUE
Fees for services provided to gaming machine lounges
- Affiliated customer	$7,383
- External customers	238

Sub-total	7,621
Food, beverage and others	346

Total revenue	7,967

OPERATING COSTS AND EXPENSES
Provision of services to gaming machine lounges	(5,579)
Food, beverage and others	(298)
Amortization of land use right	(130)
General and administrative	(2,167)
Selling and marketing	(247)
Pre-opening costs	(295)

Total operating costs and expenses	(8,716)

OPERATING LOSS	(749)
NON-OPERATING EXPENSES	(221)

LOSS BEFORE INCOME TAX	(970)

INCOME TAX EXPENSE	(11)

LOSS BEFORE MINORITY INTERESTS	(981)
MINORITY INTERESTS	(8)

NET LOSS	$(989)

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives, associated with the acquisition and related deferred tax liabilities on acquired intangible assets.

5. INVENTORIES

	December 31,
	2004	2005
	(Successor)	(Successor)
Inventories consist of the following:
Food and beverages	$15	$22
Club redemption inventories	—	65

	$15	$87

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2004	2005
	(Successor)	(Successor)
Deferred charges, net	$93	$78
Refundable deposits	1	558
Others	—	5

	$94	$641

7. PROPERTY AND EQUIPMENT, NET

	December 31,
	2004	2005
	(Successor)	(Successor)
Cost
Furniture, fixtures and equipment	$1,450	$3,430
Gaming machines	7,830	21,932
Leasehold improvements	1,178	3,739
Machinery	1,264	3,214
Motor vehicles	33	49

Sub-total	$11,755	$32,364
Less: Accumulated depreciation	(1,142)	(4,991)

Sub-total	$10,613	$27,373
Construction in progress	—	40,421

Property and equipment, net	$10,613	$67,794

As of December 31, 2005, construction in progress included interest on amounts advanced from a shareholder and other direct incidental costs capitalized amounted to $841 (December 31, 2004: nil) and $1,877

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

(December 31, 2004: nil), respectively, in connection with the Crown Macau Project and City of Dreams Project. Other direct incidental costs represented salaries and wages and certain professional charges incurred for the Crown Macau Project and City of Dreams Project.

8. INTANGIBLE ASSETS, NET

It consists of the following:

	December 31,
	2004	2005
	(Successor)	(Successor)
Trademark	$2,424	$2,424
Slot lounges services agreements	10,294	10,294

	$12,718	$12,718
Less: Accumulated amortization	(600)	(1,629)

Intangible assets, net	$12,118	$11,089

Trademark is not amortized.

The slot lounges services agreement is amortized over its estimated useful life of 10 years. Amortization expenses charged to the statements of operations for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the year ended December 31, 2005 were nil, $600, and $1,029, respectively. At December 31, 2005, amortization expenses on intangible assets for each of the next five years and the years after are as follows:

Year ending December 31,
- 2006	$1,029
- 2007	1,029
- 2008	1,029
- 2009	1,029
- 2010	1,029
- After 2010	3,520

Total	$8,665

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2004	2005
	(Successor)	(Successor)
Construction costs payable	$—	$7,441
Rental payables	249	342
Land use right payable	—	3,093
Operating expenses accruals	377	1,003

	$626	$11,879

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

10. CAPITAL LEASE OBLIGATIONS

The Company leases certain equipment under capital leases. The capital lease obligations outstanding as of December 31, 2004 (successor) and December 31, 2005 (successor) related to certain equipment amounted to $105 and $11, respectively. Future minimum lease payments under capital lease obligations as of December 31, 2005 are as follows:

Year ended December 31, 2005:
2006	$3
2007	3
2008	3
2009	3
2010	3

Total minimum lease payments	$15
Less: amounts representing interest	(4)

Present value of minimum lease payments	$11
Current portion	(3)

Non-current portion	$8

11. CAPITAL STRUCTURE

On March 8, 2005, in connection with the completion of the Subscription Agreement as disclosed in note 1, all share and per share amounts have been retrospectively adjusted to reflect the recapitalization. As of December 31, 2004 and 2005, the Company had 625,000,000 and 500,000,000 ordinary shares issued and outstanding, respectively.

12. INCOME TAX EXPENSE (CREDIT)

The Company, Melco PBL International Limited and MPBL (Greater China) are tax exempt in the Cayman Islands, where they are incorporated. Mocha Slot is exempted from tax in the British Virgin Islands, where it incorporated, but is subject to Macau complementary tax on its activity conducted in Macau. The Company’s remaining subsidiaries are all incorporated in Macau and are subject to Macau complementary tax on their activities conducted in Macau.

The provision for income tax consisted of:

	1.1.2004 to 6.8.2004	6.9.2004 to 12.31.2004	1.1.2005 to 12.31.2005
	(Predecessor)	(Successor)	(Successor)
Macau complementary tax:
Current period/year	26	125	458
Overprovision in prior years	—	—	(1)

	26	125	457
Deferred tax credit	—	(88)	(548)

	26	37	(91)

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

A reconciliation of the income tax expense (credit) to income (loss) before income tax per the consolidated statements of operations is as follows:

	1.1.2004 to 6.8.2004	6.9.2004 to 12.31.2004	1.1.2005 to 12.31.2005
	(Predecessor)	(Successor)	(Successor)
Income (loss) before income tax	$520	$(1,061)	$(3,658)
Macau complementary tax rate	12%	12%	12%
Income tax expenses at Macau complementary tax rate	62	(127)	(439)
Overprovision in prior year	—	—	(1)
Effect of income for which no income tax expense is payable	(36)	(16)	(89)
Effect of expense for which no income tax benefit is receivable	—	180	361
Increase in valuation allowance	—	—	77

	$26	$37	$(91)

The deferred income tax assets and liabilities as of December 31, 2004 and 2005, consisted of the following:

	December 31,
	2004	2005
	(Successor)	(Successor)
Deferred income tax assets
Net operating loss carryforwards	$—	$72
Depreciation and amortization	—	5

	—	77
Valuation allowance	—	(77)

Total net deferred income tax assets	—	—

Deferred income tax liabilities
Land use right	(4,859)	(13,659)
Intangible assets	(1,454)	(1,330)
Unrealized capital allowance	(8)	(8)

Net deferred income tax liabilities	$(6,321)	$(14,997)

A full valuation allowance was provided as management does not believe that its is more than likely that all of the deferred tax assets will be realised. As of December 31, 2005, operating loss carry forward amounting to $602 will expire in 2008.

Macau complementary tax has been provided at 12% on the estimated taxable income earned in or derived from Macau during the relevant period/year, if applicable.

Deferred tax, where applicable, is provided under the liability method at the enacted Macau statutory income tax rate applicable to the respective financial years, on the difference between the financial statement carrying amounts and income tax base of assets and liabilities.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

13. LOSS PER SHARE

Basic loss per share is calculated by dividing net loss by the weighted average number of ordinary shares outstanding during the period/year. No diluted loss per share is calculated as there is no potential dilutive securities.

14. DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the statement of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the financial statements in the year in which it is approved by the board of the relevant subsidiary. As of December 31, 2004 and 2005, the balance of the legal reserve amounted to $2 and $2, respectively.

15. MAJOR NON-CASH TRANSACTIONS

(a) As disclosed in note 1, Melco acquired 80% of the shares of Mocha and 70% of the shares of Great Wonders, which were subsequently contributed to the Company upon the completion of the Subscription Agreement.

(b) As disclosed in note 17(e), out of the consideration of $150,641 for the acquisition of the remaining 49.2% interest in the City of Dreams, $48,077 was financed by a loan from Melco, which remained outstanding as of December 31, 2005.

(c) As disclosed in note 17(f), out of the consideration of $51,282 for the acquisition of the additional 30% equity interest in Great Wonders, $25,641 was financed by an advance from Melco, which remained outstanding as of December 31, 2005.

16. COMMITMENTS

a.	Capital Commitments

At December 31, 2005, the Company had capital commitments contracted for but not provided in respect of construction of the Crown Macau Project and the City of Dreams Project and acquisition of property and equipment totalling to $180,233.

In addition, Melco Hotels has accepted in principle an offer from the Macau government to acquire the Cotai Land in Macau at a consideration of approximately $63,249, with $21,119 due at signing of the government lease and the remaining balance of approximately $42,130 due in nine equal half-yearly installments bearing interest at 5% per annum. The first installment will be payable within six months from the date of publication of the grant of the concession for the Cotai Land in the Macau government gazette. A guarantee deposit of approximately $285 will be payable upon signing of the government lease, subject to adjustments based on the relevant amount of rent payable during the year. During the construction period, a rent in an aggregate amount of $285 per annum will be payable to the Macau government. Following the completion of construction, rent in an aggregate amount of $508 per annum will be payable to the Macau government. The rent amounts may be adjusted every five years as agreed between the Macau government

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

and the Company using the applicable market rates in effect at the time of the rent adjustment. No payment has been made by Melco Hotels in respect of this offer as of December 31, 2005.

At December 31, 2005, Great Wonders had accepted a formal offer from the Macau government to acquire the Taipa Land for $18,600. The corresponding unpaid amount of $12,371 is recognized in accrued expenses and other current liabilities and land use right payable amounted to $3,093 and $9,278, respectively. A guarantee deposit of approximately $20 will be payable upon signing of the lease in 2006, subject to adjustments in accordance with the relevant amount of rent payable during the year. During the construction period, rent will be due at an annual amount of $20. The annual rent will be $171 after the completion of construction. The rent amounts may be adjusted every five years as agreed between the Macau government and Great Wonders using the applicable market rates in effect at the time of the rent adjustment.

b.	Lease Commitments

The Group leases office space, slot lounge and certain equipment under non-cancelable operating lease agreements that expire at various dates through December 2010. The Group’s office lease and slot lounge provides for periodic rental increases based on the general inflation rate. During the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the year ended December 31, 2005, the Group made rental payments amounting to $401, $619 and $1,156, respectively.

As of December 31, 2005, minimum lease payments under all non cancelable leases were as follows:

Operating Leases

Year	2005
2006	$1,586
2007	1,607
2008	1,527
2009	579
2010	236

Total minimum lease payments	$5,535

In addition, as of December 31, 2005, there were certain minimum lease payments under the land lease of the Taipa Land and Cotai Land (see note 16(a)).

17. RELATED PARTY TRANSACTIONS

(a)	Amount due from an affiliated company

The Group provided services to certain electronic gaming lounges of SJM. The services fee is calculated based on a pre-determined rate stipulated in the respective agreement of the gaming revenue from the gaming machines. During the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the year ended December 31, 2005, the service fees received or receivable from SJM were $1,764, $5,619 and $16,433, respectively. In addition, the Group purchased property and equipment from SJM during the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the year ended December 31, 2005, amounting to nil, nil and $1,023, respectively.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

The outstanding balances of the amount due from SJM as at December 31, 2004 and 2005 were $1,085 and $1,398, respectively, and were unsecured, non-interest bearing and repayable on demand.

(b)	Amounts due to affiliated companies/person

(i) The Group paid traveling expenses to STDM, which made the accommodation and transport arrangements for Mocha Slot employees traveling between Hong Kong and Macau amounted to nil, $34 and $113 for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the year ended December 31, 2005, respectively. The outstanding balances as at December 31, 2004 and 2005 were $34 and $26, respectively, and were unsecured, non-interest bearing and repayable on demand.

(ii) In addition, the Group entered into the following transactions with certain wholly owned subsidiaries of Melco during the year:

	1.1.2004 to 6.8.2004	6.9.2004 to 12.31.2004	1.1.2005 to 12.31.2005
	(Predecessor)	(Successor)	(Successor)
Purchase of property and equipment	$5,599	$1,158	$14,620
Management fee paid/payable	—	—	197
Project management fee paid/payable	—	—	1,077
Network support fee paid/payable	—	28	92
Rental expenses paid/payable	—	—	135
Traveling expenses paid/payable	—	—	11
Financial advisory fee paid/payable	—	—	48

The management fee was paid for general administrative services provided by a wholly-owned subsidiary of Melco, which was based on a pre-determined fixed monthly amount. The project management fee was paid for services provided by a wholly-owned subsidiary of Melco in connection with the Crown Macau Project and City of Dreams Projects and was capitalized in construction in progress, which was based on the actual cost incurred. For other expenses, amounts were determined on an individual basis with reference to market prices.

The outstanding balances due to affiliated companies as of December 31, 2004 and 2005, were $1,122 and $25,443, respectively, and were unsecured and repayable on demand. As of December 31, 2004, the balances were non-interest bearing. As at December 31, 2005, the balances included an amount of $16,857 which bore interest at 9% per annum and the remaining balances were non-interest bearing. During the year ended December 31, 2005, the interest paid/payable in respect of the balances was $694.

(iii) The Group received funds from Dr. Stanley Ho for working capital purposes. The amount was unsecured, bore interest at 4% per annum and was repayable on demand. The outstanding balances as of December 31, 2004 and 2005 were $2,969 and $5,780, respectively. During the periods from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the year ended December 31, 2005, the interest paid/payable to Dr. Stanley Ho was nil, $3 and $138, respectively.

During the period from June 9, 2004 to December 31, 2004, the Group also received funds from Mr. Chang Wang. The amounts bore interest at 4% per annum. During the period from June 9, 2004 to December 31, 2004, the interest paid/payable to Mr. Chang Wang was $12.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

(iv) The Group paid service fees to Publishing and Broadcasting (Finance) Limited, a subsidiary of PBL, for the period from June 9, 2004 to December 31, 2004 and the year ended December 31, 2005, amounting to nil and $538, respectively. The service fee was paid for general administrative services provided and was based on a pre-determined fixed monthly amount. The outstanding balances as of December 31, 2004 and 2005 were nil and $269, respectively, and were unsecured, non-interest bearing and repayable on demand.

(c)	Amounts due to shareholders

The Group received funds from Melco, for working capital purposes and acquisition of interests in the Taipa Land and Cotai Land. The outstanding balances as of December 31, 2004 and 2005 were $11,930 and $94,577, respectively. The balances were unsecured and repayable on demand. At December 31, 2004 and 2005, the balances included amounts of $11,733 and $67,138, respectively, which were interest bearing at 4% and 9% per annum, respectively, and the remaining balance was non-interest bearing. Interest of $198 and $2,031 was paid/payable for the period from June 9, 2004 to December 31, 2004 and the year ended December 31, 2005, respectively.

At June 8, 2004, Mocha Slot received a loan from Mr. Chang Wang for working capital purposes. The loan was interest bearing at 4% per annum and interest of $31 was paid/payable for the period from January 1, 2004 to June 8, 2004 (predecessor).

At June 8, 2004, Mocha Slot also received a loan from Better Joy for working capital purposes. The loan is interest bearing at 4% per annum and interest of $63 was paid/payable for the period from January 1, 2004 to June 8, 2004 (predecessor).

(d)    On March 19, 2004, Melco entered into an agreement with Better Joy to acquire a 65% interest in Mocha Slot. The transaction was completed on June 9, 2004. Details of the transaction are described in notes 1 and 4. Upon the completion of this acquisition, a compensation expense of $1,374 was recognized in respect of a shareholder loan advanced by Better Joy to Mocha Slot. This loan was also acquired by Melco through the issuance of a convertible note.

(e)    As discussed in Note 1, Melco contributed its interest in Melco Hotels to the Company pursuant to a shareholders agreement. Pursuant to an agreement signed on May 11, 2005, Melco Leisure acquired from Great Respect the remaining 49.2% interest in the City of Dreams Project for $150,641 and contributed it to MPBL (Greater China), subject to certain conditions precedent. The acquisition was completed on September 5, 2005 and $48,077 out of $150,641 was financed by a loan from Melco (see note 15(b)). On April 21, 2005, a consent was issued by the Macau government to the Company pursuant to which the Macau government offered to the Company the right to be granted a medium term lease of Cotai Land, to construct and develop the City of Dreams Project.

(f)    On November 9, 2004, Melco completed the acquisition of a 50% interest in Great Wonders from STDM for $35,748 in convertible notes of Melco. Upon the acquisition date, Great Wonders was in a development stage and had no significant assets, liabilities or operations.

On February 8, 2005, Melco completed the acquisition of an additional 20% equity interest in Great Wonders from STDM for $16,360 in convertible notes of Melco. Melco then transferred this 20% equity interest to the Company together with the 50% interest in Great Wonders purchased in the year ended

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

December 31, 2004. On July 28, 2005, the Group completed the acquisition of the remaining 30% interest in Great Wonders from STDM for $51,282, of which $25,641 was financed by an advance from Melco (also see Note 15(c)). Details of the transaction are also disclosed in note 1.

The principal activity of Great Wonders was to apply to the Macau government for the concession for the Taipa Land and to develop the Crown Macau Project. Land use right recognized represented the consideration paid to STDM for acquisition of the interest in Great Wonders and the consideration payable by the Company to the Macau government for the right to develop the Taipa Land into the Crown Macau Project. The construction work commenced in December 2004.

On June 24, 2005, Great Wonders accepted a formal offer from the Macau government to acquire the Taipa Land for $18,600, which is included in the amount of land use rights as of December 31, 2005. As at December 31, 2005, Great Wonders had paid $6,229 for the Taipa Land. The remaining balance of approximately $12,371 was interest-bearing at 5% per annum and will be payable in 4 half-yearly equal installments. The first installment will be payable within six months from the date of publication of the grant of concession of the Taipa Land in the Macau government gazette.

The expected expiry date of the lease will be March 2031. The Company amortizes the land use right from the commencement date of the construction work relating to the Crown Macau Project to March 2031 and amortization charges of nil, $130 and $3,535 were recognized during the periods from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the year ended December 31, 2005, respectively.

As at December 31, 2005, the Company was in the process of obtaining the official title to this land use right, which was subsequently obtained in March 2006.

Since Great Wonders did not meet the definition of a business, the acquisitions of interests in Great Wonders have been accounted for as purchases of additional interests in assets as follows:

	Acquisition of 50% equity interest	Acquisition of 20% equity interest	Acquisition of 30% equity interest
Land use right	$40,623	$18,591	$58,275
Deferred tax liabilities	(4,875)	(2,231)	(6,993)

	$35,748	$16,360	$51,282

(g) On November 11, 2004, Great Wonders entered into letters of confirmation with SJM pursuant to which SJM would lease the casino premises at and operate the casino gaming activities at the Crown Macau Project pursuant to an arrangement under which Great Wonders would receive fees and rentals based on a percentage of the revenues from such gaming operations. The letters of confirmation were terminated subsequently in March 2006 when PBL entered into an agreement with Wynn Macau to seek a Subconcession under Wynn Macau’s concession (see note 19 (c)).

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

18. SEGMENT INFORMATION

The Company is principally engaged in the gaming and hospitality business. In 2004 and 2005, the Company had only one reportable unit as the sole activity of the Company was provision of services to gaming machines lounges and started up the development of Crown Macau Project and City of Dreams Project. Starting from 2006, the Company's chief operating decision makers monitor its operations and evaluate earnings by reviewing the assets and operations of Mocha Slot, Crown Macau Project and the City of Dreams Project and determine that the Company has three reportable units. Currently, Mocha Slot is the sole business of the Company. Crown Macau Project and City of Dreams Project are currently in the development and construction phase and no revenues were generated.

Since the Company’s chief operating decision makers have changed their evaluation and resources allocation measurements starting from 2006, the amounts disclosed for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and year ended December 31, 2005 financial statements relating to the reportable units have been changed to conform to the 2006 reportable units. There was no impact on either the financial results or financial position on the Company in 2004 and 2005.

As of December 31, 2004 and 2005, the Company’s total assets by segments are as follows:

	December 31,
	2004	2005
	(Successor)	(Successor)
Mocha Slot	$65,619	$85,429
Crown Macau	40,493	171,102
City of Dreams	—	152,593
Others	—	12,084

Total consolidated assets	$106,112	$421,208

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

For the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the year ended December 31, 2005, one customer, SJM, accounted for 93%, 93% and 95%, respectively, of total revenues.

The Company's segment information on its results of operations for the following period is as follows:

	1.1.2004 to 6.8.2004	6.9.2004 to 12.31.2004	1.1.2005 to 12.31.2005
	(Predecessor)	(Successor)	(Successor)
REVENUE
Fees for services provided to gaming machine lounges	$1,867	$5,754	$16,569
Slot lounge gaming revenue	—	—	—

Sub-total	1,867	5,754	16,569
Food, beverage and others	29	317	759

Total revenue	1,896	6,071	17,328

OTHER OPERATING COSTS AND EXPENSES

Operating EBITDA (Mocha) (Note)	771	1,119	7,430

Depreciation of property and equipment:
Mocha Slot	(154)	(1,142)	(3,928)
Crown Macau	—	—	—
City of Dreams	—	—	—
Corporate and other	—	—	(11)

Amortization of slot lounges services agreements: Mocha Slot	—	(600)	(1,029)

Amortization of land use right:
Crown Macau	—	(130)	(3,535)
City of Dreams	—	—	—

Impairment loss recognized on slot lounges services agreement: Mocha Slot	—	—	—

Other expenses incurred other than Mocha Slot:
Crown Macau	—	—	(318)
City of Dreams	—	—	(238)
Corporate and other	—	—	(2,753)

Other non-operating income of Mocha Slot included in Operating EBITDA	(7)	(86)	(302)

Minority interest of Mocha Slot included in Operating EBITDA	—	(91)	962

Total	(161)	(2,049)	(11,152)

Operating income (loss)	610	(930)	(3,722)

Other non-operating income and expenses
Interest income	—	—	2,516
Interest expenses	(97)	(217)	(2,028)
Foreign exchange gain (loss), net	5	32	(570)
Other, net	2	54	146

Total	(90)	(131)	64

INCOME (LOSS) BEFORE INCOME TAX	520	(1,061)	(3,658)
INCOME TAX (EXPENSE) CREDIT	(26)	(37)	91

INCOME (LOSS) BEFORE MINORITY INTERESTS	494	(1,098)	(3,567)
MINORITY INTERESTS	—	91	308

NET INCOME (LOSS)	$494	$(1,007)	$(3,259)

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

Note: (1)	Since Crown Macau and City of Dreams Projects are still under development stage, total revenue is solely contributed by Mocha Slot for the relevant periods.
(2)	“Operating EBITDA (Mocha)” is earnings before interest, taxes, depreciation, amortization, other expenses (including pre-opening costs, general and administrative, selling and marketing and non-operating income (expenses) relating to subsidiaries other than Mocha Slot) and impairment loss recognized on slot lounges services agreement. The Operating EBITDA (Mocha) is presented for results of Mocha Slot only. The management of the Company will not use the Operating EBITDA on the Crown Macau and City of Dreams Projects to measure its operating performance since they are still under development stage.

19. POST BALANCE SHEET EVENTS

(a) On February 13, 2006, the Group signed an agreement with syndicate banks for a $164,103 loan facility to finance its hotels and entertainment complex under development.

(b) The Taipa Land was officially granted by the Macau government to Great Wonders on March 1, 2006.

(c) Pursuant to a Memorandum of Agreement dated March 5, 2006 and a Supplemental Agreement dated May 26, 2006, entered into between Melco and PBL, Melco and PBL agreed to provide a total of $320,000 subordinated loan to Melco PBL Gaming (Macau) Limited (formerly named as PBL Entertainment (Macau) Limited and known as “MPBL Gaming” thereafter), which was a wholly-owned subsidiary of PBL, as interest-free subordinated loans and PBL agreed to subscribe or cause its subsidiary to subscribe $80,000 of equity of MPBL Gaming. Such funds will be used for the payment of the amount due to Wynn Resorts (Macau) S.A. (“Wynn Macau”) upon the granting of the subconcession to operate gaming operations in Macau under the Subconcession Contract entered into between Wynn Resorts Limited, Wynn Macau and PBL at a consideration of $900,000. As of September 30, 2006 together with the $80,000 contribution, PBL has contributed additional equity of $5,000 to MPBL Gaming by way of service provided in obtaining the credit facility for financing the payment of the subconcession.

In addition, conditional upon the Macau government granting the Subconcession to MPBL Gaming and giving its consent for Melco and its affiliates to take up an interest in MPBL Gaming through the Company, the capital of MPBL Gaming will be increased to MOP 1,000,000,000 divided into 2,800,000 “A” shares and 7,200,000 “B” shares. “A” shares shall carry a right to vote but shall only participate in a right to dividends of MPBL Gaming up to MOP 1 in aggregate and shall only participate in a return of capital of MPBL Gaming or on a liquidation of MPBL Gaming up to MOP 1 in aggregate and shall otherwise not enjoy any other right of return or economic benefit or rights while “B” shares enjoying a right to vote and full participation in any dividends and capital distribution and to participate in a liquidation and will enjoy all other economic benefits or rights derived from MPBL Gaming. As part of the reorganization of the share capital of MPBL Gaming, MPBL Gaming shall repay the $320,000 subordinated interest-free loans to Melco and PBL who will be in turn, contribute these funds as further capital injection into the Company, with the intent that it would then further capitalize a wholly owned subsidiary of the Company, Melco PBL Investments Limited, to acquire the 7,200,000 “B” shares of MPBL Gaming. In addition, all of the 2,800,000 “A” shares would be owned by a subsidiary of PBL (as to 1,800,000 “A” shares) and the Managing Director of MPBL Gaming (as to 1,000,000 “A” shares). Subject to Melco PBL Investments Limited a wholly-owned subsidiary of the Company which was incorporated in June 2006 acquiring the

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

7,200,000 “B” shares of MPBL Gaming, MPBL (Greater China)’s interest in Great Wonders and Melco Hotels shall be transferred to MPBL Gaming and the business of Mocha slot shall be transferred to MPBL Gaming.

Afterwards, the 20% shares of MPBL (Greater China) which is currently held by the minority shareholder of the Company will be reclassified as non-voting deferred shares which will not be entitled to vote at general meetings of shareholders of MPBL (Greater China), will not participate in dividends or other distributions and also will not receive a distribution on a winding-up or liquidation of MPBL (Greater China).

After the completion of all these restructuring of MPBL Gaming and the shareholding of MPBL (Greater China) both PBL and Melco will have 50% effective economic interest in MPBL Gaming.

(d) On March 15, 2006, in contemplation of the potential grant of the Subconcession to MPBL Gaming, as mentioned in (c) above, and the continuation of the slot lounges services provision business through the Subconcession of MPBL Gaming, Melco, Mocha Slot, Mocha Management and SJM have entered into an agreement for the conditional termination of all existing services agreements of Mocha Slot. The termination will become effective, subject to the grant of a waiver of six month’s notice by the Macau government, on the date the Subconcession has been issued to MPBL Gaming, except that, Mocha Slot may postpone the effectiveness of the termination until the Macau government’s approval for the transfer of control of MPBL Gaming to the Group. As a result of the potential termination of the slot lounges services agreement, an impairment loss of $7,640 was recognized subsequent to the balance sheet date. (see note 8).

(e) On May 9, 2006, the Company entered into a sale and purchase agreement (“Sale and Purchase Agreement”) with Dr. Stanley Ho in relation to the sale of 20% of the issued share capital of Mocha Slot (“ Shares Sale”), by Dr. Stanley Ho to Melco PBL Holdings together with a shareholder loan advanced by Dr. Stanley Ho to Mocha Slot (“Loan Sale”) for an aggregate consideration of approximately $37,910, with $32,051 being the consideration for the Shares Sale and approximately $5,859 being the consideration for the Loan Sale. The consideration for the Shares Sale are determined with reference to Mocha Slot’s estimated cash inflow in future years while the consideration for the Loan Sale was determined with reference to its fair value. The transaction was completed on the same date on which the Sale and Purchase Agreement was signed.

(f) On May 17, 2006, the Group entered into an agreement to purchase the entire issued share capital of a company of which Dr. Stanley Ho is one of the directors but in which he holds no shares. Such company held the rights to a land lease in respect of a plot of land with an area of 6,480 square meters located at Zona dos Novos Aterros do Porto Exterior, on the Macau peninsula. The aggregate consideration is $192,300, which is payable in cash and the acquisition is expected to be completed in the first quarter of 2007. An amount of $12,800 was paid as a downpayment on signing of the sale and purchase agreement. The balance is payable on completion of the acquisition.

(g) In September 2006, MPBL Gaming obtained a gaming subconcession from the Macau government under the concession granted to Wynn Macau as mentioned in note 19(c) above.

In October 2006, the Company obtained Macau government approval for transferring the control of MPBL Gaming to the Group. The Company reorganized its corporate structure so that MPBL Gaming became the subsidiary of the Company.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

Upon the approval of the transfer of MPBL Gaming to the Group, Melco and PBL entered into an amended shareholders’ deed. Under the amended shareholders’ deed, the shares of Great Wonders and Melco Hotels and the operating assets of Mocha Slot were transferred to MPBL Gaming and Melco and PBL will each hold equal indirect interests in the Group’s properties and operations in Macau through the Group. The principal terms and conditions of the amended shareholders’ deed were as follows:

•	Melco and PBL are to share on a 50/50 basis all the economic value and benefits with respect to all gaming projects in the Territory;

•	Melco and PBL are to appoint an equal number of members to the Company’s board of directors, with no casting vote in the event of a deadlock or other deadlock resolution provisions;

•	All of the Class A shares of MPBL Gaming, representing 28% of all the outstanding capital stock of MPBL Gaming, are to be owned by PBL Asia Limited (as to 18%) and the Managing Director of MPBL Gaming (as to 10%), respectively. The holders of the Class A shares, as a class, have the right to one vote per share, receive an aggregate annual dividend of MOP 1 and return of capital of an aggregate amount of MOP 1 on a wind up or liquidation, but have no right to participate in the winding up or liquidation assets;

•	All of the Class B shares of MPBL Gaming, representing 72% of all the outstanding capital stock of MPBL Gaming are owned by Melco PBL Investments Limited. As the holder of Class B shares, the Group have the right to one vote per share, receive the remaining distributable profits of MPBL Gaming after payment of dividends on the Class A shares, return of capital after payment on the Class A shares on a winding up or liquidation of MPBL Gaming, and participate in the winding up and liquidation assets of MPBL Gaming;

•	Afterwards, the 20% shares of MPBL (Greater China) which were held by the minority shareholder of the Company were reclassified as non-voting deferred shares which are not entitled to vote at general meetings of shareholders of MPBL (Greater China), participate in dividends or other distributions and also do not receive a distribution on a winding-up or liquidation of MPBL (Greater China); and

•	The provisions of the shareholders’ deed relating to the operation of the Company are to apply to MPBL Gaming.

On December 15, 2006, Mr. Lawrence Ho was appointed as the Managing Director of MPBL Gaming. Accordingly, the 10% class A shares of MPBL Gaming are owned by Mr. Lawrence Ho.

MPBL Gaming entered into a $500 million credit facility with certain lenders to pay the remaining purchase price due to Wynn Macau upon the Macau government’s approval of the issuance of a gaming subconcession to MPBL Gaming (“Subconcession Credit Facility”). Such subconcession credit facility was drawn and used to pay part of the $900 million due to Wynn Macau in September 2006 upon the issuance of the subconcession to MPBL Gaming. The $500 million indebtedness from the subconcession credit facility became part of the consolidated debt upon the transfer of control of MPBL Gaming to the Company. MPBL Gaming, along with Melco and PBL, has also entered into a commitment letter with those same lenders for a $1.6 billion secured credit facility to refinance the subconcession credit facility and finance the development costs of the City of Dreams Project. In connection with the Subconcession Credit Facility, Melco and PBL have agreed to provide corporate and bank guarantees to support the payment obligations.

Under the subconcession contract, MPBL Gaming are required to make a minimum investment in Macau of $497.9 million by December 2010. In addition, MPBL Gaming will make certain payments to the

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

Macau government, which includes a fixed annual premium per year and a variable portion depending on the number and type of gaming tables and gaming machines that the Group operates.

(h) On November 14, 2006, $25 million was repaid to Melco and PBL in equal proportions. Further, both Melco and PBL agreed to convert amounts due to shareholders of approximately $114 million into a term loan repayable in no earlier than 18 months carrying interest at a floating rate set in accordance with 3 months HIBOR.

(i) On November 28, 2006 and December 18, 2006, the Company approved to grant restricted shares with an aggregate value of $16,080 (such valuation to be determined by multiplying the number of shares by the offering price of the ordinary shares in the public offering), to certain management members, employees and executives.

(j) On December 1, 2006, the Company approved the resolution to increase the authorized share capital from 5,000,000 ordinary shares of a nominal or par value of US$0.01 each to 1,500,000,000 ordinary shares of a nominal or par value of US$0.01 each. In addition, the Company has approved and capitalized a sum of US$9,999,996 of additional paid-in capital as full payment of the 999,999,600 ordinary shares (the “Capitalization Shares”) for allotment and issuance to the shareholders of the Company. All shares, per share data and additional paid in capital have been retrospectively restated in the accompanying consolidated financial statements and notes to the consolidated financial statements for all periods presented to reflect the impact of the Capitalization Shares.

* * * * * * *

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 and 2005

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

CONSOLIDATED BALANCE SHEET (UNAUDITED)

(In thousands of U.S. dollars, except share and per share data)

September 30, 2006
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$7,300
Accounts receivable	5
Amounts due from affiliated companies (Note 18(a))	26,392
Inventories (Note 5)	103
Prepaid expenses and other current assets (Note 6)	3,624

Total current assets	37,424

PROPERTY AND EQUIPMENT, NET (Note 7)	177,094

INTANGIBLE ASSETS, NET (Note 8)	3,416

GOODWILL	64,797

DEPOSIT FOR ACQUISITION OF LAND INTEREST (Note 9)	12,821

LAND USE RIGHTS, NET (Note 18(d)&(e))	338,233

RENTAL DEPOSITS	771

DEPOSITS FOR ACQUISITION OF PROPERTY AND EQUIPMENT	1,532

TOTAL	$636,088

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$886
Accrued expenses and other current liabilities (Note 10)	56,201
Income tax payable	356
Capital lease obligations, due within one year (Note 11)	7
Amounts due to affiliated companies (Note 18(b))	5,708
Amounts due to shareholders (Note 18(c))	139,881

Total current liabilities	203,039

DEFERRED TAX LIABILITIES (Note 13)	13,538

CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR (Note 11)	10

LAND USE RIGHT PAYABLE (Note 17)	37,449

MINORITY INTERESTS	13,846

COMMITMENTS AND CONTINGENCIES (Note 17)

SHAREHOLDERS' EQUITY
Ordinary shares at $0.01 par value per share (Authorized—1,500,000,000 shares and issued—1,000,000,000 shares as of September 30, 2006 (Note 12))	10,000
Additional paid-in capital (Net of subscription receivable of $320,000 as of September 30, 2006 (Note 12)	382,779
Accumulated losses	(24,573)

Total shareholders' equity	368,206

TOTAL	$636,088

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands of U.S. dollars, except share and per share data)

	Nine months ended September 30,
	2005	2006
REVENUE
Fees for services provided to gaming machine lounges
- Affiliated customer (Note 18(a))	$11,804	$16,276
- External customers	136	—
Slot lounge gaming revenue	—	1,273

Sub-total	11,940	17,549
Food, beverage and others	529	655

Total revenue	12,469	18,204

OPERATING COSTS AND EXPENSES
Provision of services to gaming machine lounges	(7,243)	(16,289)
Slot lounge operating expenses	—	(1,154)
Food, beverage and others	(453)	(499)
Amortization of land use rights	(2,212)	(8,081)
Impairment loss recognized on slot lounges services agreement (Note 8)	—	(7,640)
General and administrative	(2,564)	(4,808)
Selling and marketing	(357)	(2,291)
Pre-opening costs	(453)	(4,370)

Total operating costs and expenses	(13,282)	(45,132)

OPERATING LOSS	(813)	(26,928)

NON-OPERATING INCOME (EXPENSES)
Interest income	2,197	326
Interest expenses	(627)	(824)
Foreign exchange (loss) gain, net	(620)	155
Other, net	42	168

Total non-operating income (expenses)	992	(175)

INCOME (LOSS) BEFORE INCOME TAX	179	(27,103)
INCOME TAX (EXPENSE) CREDIT (Note 13)	(406)	1,602

LOSS BEFORE MINORITY INTERESTS	(227)	(25,501)
MINORITY INTERESTS	(276)	5,015

NET LOSS	$(503)	$(20,486)

LOSS PER SHARE (Note 14):
Basic	$(0.001)	$(0.041)

SHARES USED IN LOSS PER SHARE CALCULATION:
Basic	530,677,656	503,663,004

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)

(In thousands of U.S. dollars, except share and per share data)

	Common shares		Additional paid-in capital	Subscription receivable from shareholder	Accumulated losses	Total Shareholders' Equity
	Shares	Amount
BALANCE AT JANUARY 1, 2006	500,000,000	$5,000	$237,779	$—	$(4,087)	$238,692
Shares net loss for the period	—	—	—	—	(20,486)	(20,486)
Shares issued during the period	500,000,000	5,000	315,000	(320,000)	—	—
Capital contributions from shareholders (note18(c))	—	—	150,000	—	—	150,000

BALANCE AT SEPTEMBER 30, 2006	1,000,000,000	$10,000	$702,779	$(320,000)	$(24,573)	$368,206

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands of U.S. dollars)

	Nine months ended September 30,
	2005	2006
OPERATING ACTIVITIES
Net loss	$(503)	$(20,486)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Impairment loss recognized on slot lounges services agreement	—	7,640
Depreciation and amortization	5,156	15,402
Loss on disposal of property and equipment	—	1,140
Deferred tax liabilities	(359)	(1,602)
Minority interests	276	(5,015)
Changes in operating assets and liabilities:
Accounts receivable	22	32
Amount due from affiliated company	(689)	(100)
Inventories	(66)	(16)
Prepaid expenses and other current assets	8	(2,983)
Rental deposits	(96)	(243)
Accounts payable	(529)	737
Accrued expenses and other current liabilities	246	1,147
Income tax payable	759	(259)

Net cash provided by (used in) operating activities	4,225	(4,606)

INVESTING ACTIVITIES
Acquisition of other assets	(102,564)	—
Payment for land use rights	(25,641)	(12,371)
Acquisition of property and equipment	(25,109)	(88,483)
Deposits for acquisition of property and equipment	(288)	(1,511)
Proceeds from disposal of property and equipment	—	24
Advance to an affiliated company	—	(24,894)

Net cash used in investing activities	(153,602)	(127,235)

FINANCING ACTIVITIES
Cash contribution from PBL	163,000	—
Amounts due to affiliated companies/person	7,964	(23,785)
Amounts due to shareholders	(11,485)	143,161
Payment of principal of capital leases	(80)	(4)

Net cash provided by financing activities	159,399	119,372

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,022	(12,469)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,537	19,769

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$15,559	$7,300

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(2)	$(88)
Cash paid for tax	$(6)	$(259)

NON-CASH INVESTING ACTIVITIES
Construction costs funded through accrued expenses and other current liabilities	$—	$27,909
Inception of capital leases on property and equipment	$13	$10
Land use right cost funded through land use right payable and accrued expenses and other current liabilities	$44,241	$63,249
Other assets cost funded through amounts due to shareholders	$48,077	$—
Costs of property and equipment funded through amount due to an affiliated company	$2,119	$3,834
Acquisition of additional 20% shares of Mocha Slot funded through advances from shareholders	$—	$32,051
Acquisition of shareholder loan advanced by Dr. Stanley Ho funded through advances from shareholders	$—	$5,859
Deposit for acquisition of land interest funded through advances from shareholders	$—	$12,821

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(In thousands of U.S. dollars, except share and per share data)

1. COMPANY INFORMATION

Melco PBL Entertainment (Macau) Limited (formerly named Melco PBL Holdings Limited and known as the “Company” thereafter) was incorporated under the laws of the Cayman Islands on December 17, 2004. The Company and its consolidated subsidiaries (collectively the “Group”) are principally engaged in the gaming and hospitality business. Mocha Slot Group Limited and its subsidiaries (“Mocha Slot”) are principally engaged in the operation of a series of electronic gaming machine lounges in Macau. Great Wonders, Investments, Limited (“Great Wonders”) and Melco Hotels and Resorts (Macau) Limited (“Melco Hotels”) hold early stage projects for the construction of a hotel and casino and integrated entertainment resort complex, respectively, in Macau. Melco PBL (Macau Peninsula) Limited (formerly named Swift Profit Investment Limited and known as “MPBL Peninsula” thereafter) is in the process to obtain the third piece of land in Macau for further development.

Mocha Slot

On September 26, 2003, Better Joy Overseas Limited (“Better Joy”), which was 77% owned by Mr. Lawrence Ho, the Managing Director of Melco International Development Limited (“Melco”), and 23% owned by Dr. Stanley Ho, the father of Mr. Lawrence Ho and the Chairman of Melco until he resigned this position in March 2006, acquired 65% of the outstanding shares of Mocha Slot from an independent third party. Dr. Stanley Ho and Mr. Lawrence Ho both hold beneficial interests in Melco.

On March 19, 2004, Melco agreed to acquire 80% of the shares of Mocha Slot, of which shares representing 65% were acquired from Better Joy and 15% were acquired from independent third parties for total consideration of $46,114. The transaction was completed on June 9, 2004 and was accounted for as a purchase by Melco. Around the same time, the remaining 20% interest in Mocha Slot was acquired by Dr. Stanley Ho from an independent third party. Melco’s basis in its shares of Mocha Slot has been reflected in Mocha Slot’s financial statements and the minority interest, then owned by Dr. Stanley Ho, is presented at historical cost.

On May 9, 2006, Melco PBL International Limited, a wholly owned subsidiary of the Company, entered into a sale and purchase agreement (“Sale and Purchase Agreement”) with Dr. Stanley Ho to acquire the remaining 20% of Mocha Slot (“Shares Sale”) held by Dr. Stanley Ho and repaid the shareholder loan from Dr. Stanley Ho to Mocha Slot (“Loan Sale”) for an aggregate consideration of approximately $37,910, with $32,051 being the consideration for the Shares Sale and approximately $5,859 being the consideration for the Loan Sale. The consideration for the Shares Sale was determined with reference to Mocha Slot’s estimated cash inflow in future years while the consideration for the Loan Sale was determined with reference to its fair value. The sale and purchase of the Shares Sale and the assignment of the Loan Sale under the Sale and Purchase Agreement were completed on the same date on which the Sale and Purchase Agreement was signed.

Great Wonders

On September 8, 2004, Melco entered into an agreement (the “First Sale Agreement”) with Sociedade de Turismo e Diversoes de Macau, S.A.R.L. (“STDM”), a company in which Dr. Stanley Ho has a beneficial interest, to establish Great Wonders. The principal activity of Great Wonders was to apply to the Macau government for the concession of a site located at Taipa, Macau (the “Taipa Land”) and to develop the Taipa Land into a luxury hotel casino (the “Crown Macau Project”). Pursuant to this First Sale Agreement, Melco purchased 50% of Great Wonders from STDM (see note 18(e)) for consideration of $35,748 in the form of notes convertible into ordinary shares of Melco. Melco acquired an additional 20% interest in Great Wonders on February 8, 2005 for consideration of $16,360 in the form of notes convertible into common shares of Melco and the Company acquired the remaining 30% interest in Great Wonders on July 28, 2005 for consideration of $51,282, of which $25,641 was financed by an advance from Melco and Publishing and Broadcasting Limited (“PBL”) (see note 18(e)). On the dates that Melco and the Company acquired such interests, Great Wonders did not meet the definition of a business. Great Wonders had begun the construction of the hotel and casino by December 31, 2004.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

Melco Hotels

On October 28, 2004, Melco Leisure and Entertainment Group Limited (“Melco Leisure”), an entity wholly owned by Melco, entered into an agreement with Great Respect Limited (“Great Respect”), a company controlled by a discretionary family trust of Dr. Stanley Ho, the beneficiaries of which are members of Dr. Stanley Ho’s family including Mr. Lawrence Ho, to establish a project to develop a site in Cotai, Macau (the “Cotai Land”), into an integrated entertainment resort (the “City of Dreams Project”). Pursuant to the agreement, Melco owned a 50.8% interest in the City of Dreams Project through its wholly-owned subsidiary, Melco Hotels, and Great Respect owned the remaining 49.2% interest in this project. On May 11, 2005, the Company signed an agreement with Great Respect to acquire the remaining 49.2% interest in the City of Dreams Project for consideration of $150,641, of which $48,077 was financed by a loan from Melco and PBL (see note 18(d)). The transaction was completed on September 5, 2005. Melco Hotels had no operations but was applying for the license for the development of the City of Dreams Project at December 31, 2005. Melco Hotels had begun the construction of the integrated entertainment resort by September 30, 2006.

MPBL Peninsula

On May 17, 2006, MPBL Peninsula, a wholly owned subsidiary of the Company, entered into an agreement to purchase the entire issued share capital of a company of which Dr. Stanley Ho is one of the directors but in which he holds no shares. Such company will hold the rights to a land lease in respect of a plot of land with an area of 6,480 square meters located at Zona dos Novos Aterros do Porto Exterior, on the Macau peninsula. The aggregate consideration is $192,300, which is payable in cash and the acquisition is expected to be completed in the first quarter of 2007 (see note 9).

Melco PBL Entertainment (Macau) Limited

Pursuant to the Subscription Agreement entered into on December 23, 2004 as part of the formation of the Company by Melco and PBL, Melco, in exchange for its 50% interest in the Company, contributed its 80% interest in Mocha Slot and its 70% interest in Great Wonders to Melco PBL Entertainment (Greater China) Limited (“MPBL (Greater China)”), a company 80% indirectly owned by the Company and 20% indirectly owned by Melco. In addition, pursuant to a concurrent shareholder agreement, Melco also contributed Melco Hotels to the Company. Concurrently, PBL contributed $163,000 in cash to MPBL (Greater China) in exchange for its 50% interest in the Company. The contributions by Melco and by PBL (collectively, “the Transactions”) were completed on March 8, 2005.

From June 9, 2004 for Mocha Slot, July 20, 2004 for Melco Hotels and November 9, 2004 for Great Wonders through March 7, 2005, the financial statements reflect the consolidated financial statements of Mocha Slot, Melco Hotels and Great Wonders since they were under common control for this period. The Transactions on March 8, 2005 were accounted for as the formation of a joint venture for which carryover basis of accounting is adopted.

As of September 30, 2006, the Company held an 80% interest in MPBL (Greater China) and Melco held the 20% minority interest in MPBL (Greater China). Great Wonders and Melco Hotels are wholly-owned by MPBL (Greater China). Mocha Slot is held by MPBL (Greater China) and Melco PBL International Limited as to 80% and 20%, respectively. MPBL Peninsula is wholly-owned by the Company.

Mocha Slot is considered to be a predecessor of the Company as the Company succeeded to substantially all of the business of Mocha Slot and the Company’s own operations prior to the succession were insignificant relative to the operations assumed or acquired.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

Particulars regarding the Company’s subsidiaries as of September 30, 2006 are as follows:

Name of subsidiary	Place of incorporation	Principal activities and place of operation	Particulars of issued share capital	Attributable equity interest to the Group	Voting Interest
Melco PBL Entertainment (Greater China) Limited (formerly named Melco Entertainment Limited)(2)	Cayman Islands	Investment holding in Macau	40 Class A shares and 160 Class B shares of US$0.01 each	80%	80%

Melco PBL International Limited(2)	Cayman Islands	Investment holding in Macau	400 ordinary shares of US$0.01 each	100%	100%

Melco PBL Holdings Limited(1)	Cayman Islands	Investment holding in Macau	1,202 ordinary share of US$0.01 each	100%	100%

Melco PBL Investments Limited(2)	Cayman Islands	Investment holding in Macau	202 ordinary share of US$0.01 each	100%	100%

Always Prosper Investments Limited(1)	British Virgin Islands	Inactive	1 ordinary share of US$1 each	100%	100%

Mocha Slot Group Limited(3)	British Virgin Islands	Provision of services to gaming machine lounges in Macau	100 ordinary shares of US$1 each	84%	100%

MPBL Peninsula(1)	British Virgin Islands	Investment in land interest in Macau	1 ordinary share of US$1 each	100%	100%

Mocha Slot Management Limited(2)	Macau	Provision of consultancy service for entertainment business and system management in Macau	2 quota shares of Macau Pataca (“MOP”) 24,000 and MOP 1,000 each	84%	100%

Mocha Café Limited(2)	Macau	Provision of catering services in Macau	2 quota shares of MOP 24,000 and MOP 1,000 each	84%	100%

Melco Hotels(2)	Macau	Integrated entertainment resort development in Macau	2 quota shares of MOP 24,000 and MOP 1,000 each	80%	100%

Melco PBL Hotel (Crown Macau) Limited(2)	Macau	Hotel related businesses	2 quota shares of MOP 24,000 and MOP 1,000 each	80%	100%

Great Wonders(2)	Macau	Casino and hotel development in Macau	10,000 ordinary shares of MOP 100 each	80%	100%

(1)	Share held directly by the Company
(2)	Share held indirectly by the Company
(3)	20% of share held directly by the Company and 80% of the share held indirectly by the Company

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

2. BASIS OF PREPARATION

The Group had net current liabilities of approximately $165,615 as of September 30, 2006. Notwithstanding, the directors of the Company are of opinion that the preparation of these financial statements under a going concern basis is appropriate due to the following considerations:

(a)	New bank facility

In February 2006, the Group has signed an agreement with a syndicate of banks for a $164,103 term loan facility (the “Facility”) to finance the development of its hotels and casino projects. In addition, in September 2006 Melco PBL Gaming (Macau) Limited (“MPBL Gaming”), which will be transferred to the Group (see note 21 for details), along with Melco and PBL entered into a commitment letter for a $1.6 billion secured loan facility (“Commitment Letter”) to refinance the Subconcession credit facility and finance the City of Dreams Project; and

(b)	Additional funding

The Company actively seeks to identify potential sources of additional fund to finance its hotel and casino projects, including the offering of shares of the Company. If the Company is unable to sell its shares, the directors of the Company are confident that the Company will be able to obtain additional bank loan facilities and Melco and PBL will provide adequate funds to enable the Company to meet in full its financial obligations as and when they arise and to continue its operations in the foreseeable future.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(c)	Concentration of Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and amounts due from affiliated companies. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful receivables primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

The Group's concentration of credit risk before the termination of the service agreement is mainly related to Sociedade Jogos de Macau, S.A. (“SJM”), a company in which Dr. Stanley Ho has a beneficial interest, for providing services to certain electronic gaming lounges. The majority of the Company’s revenue is received or receivable from SJM.

(d)	Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, amounts due from (to) affiliated companies, accounts payable, accrued expenses and other current liabilities and amounts due to shareholders, approximate their fair values.

(e)	Cash and Cash Equivalents

Cash and cash equivalents consists of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

(f)	Inventories

Inventory is stated at the lower of cost or market value. Cost is calculated using the first-in, first-out method. Write downs of potentially obsolete or slow-moving inventory are recorded based on management's specific analysis of inventory.

(g)	Goodwill and Intangible assets

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

Goodwill and trademark are not amortized, but are tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date.

Intangible assets with finite useful lives represent slot lounges services agreements and are amortized over their estimated useful lives.

The evaluation of goodwill and trademark for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill impaired by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former. For assessment of impairment loss, the Company will measure fair value based either on internal models or independent valuations.

(h)	Land use right, net

Land use right is recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis over the relevant lease term.

(i)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

Depreciation is provided on the straight-line method over estimated service lives:

Classification	Years
Furniture, fixtures and equipment	3 to 10 years
Gaming machines	5 years
Leasehold improvements	5 years or over the lease term, whichever is shorter
Machinery	10 years
Motor vehicles	5 years

The Company is constructing its casino and hotel and integrated entertainment resort. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Depreciation is recorded at the time assets are placed in service.

Assets recorded under capital leases and leasehold improvements are amortized using the straight-line method over the lesser of their useful lives or the related lease term.

Depreciation expense recognized in statement of operations for the nine months ended September 30, 2005 and 2006 were $2,172 and $6,105, respectively. The depreciation expense includes $2,145 and $5,531 which are recorded in the operating costs for the provision of services to gaming machine lounges, respectively, for the nine months ended September 30, 2005 and 2006, nil and $239 which are recorded in slot lounge operating expenses, respectively, for the nine months ended September 30, 2005 and 2006 and $27 and $335 which are recorded in general and administrative expenses, respectively, for the nine months ended September 30, 2005 and 2006.

(j)	Slot club awards

The Company provides slot patrons with incentives based on the dollar amount of play on slot machines. A liability has been established based on an estimate of the value of these outstanding incentives, utilizing the age and prior history of redemptions.

(k)	Impairment of long-lived assets (other than goodwill)

The Company evaluates the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. An impairment loss amounting to $7,640 is recognized on the slot lounges services agreement for the nine months ended September 30, 2006 (see note 8). In addition, an impairment loss of $1,116 is recognized because of the relocation of a slot lounge during the nine months ended September 30, 2006, which is determined as the net book values of those property and equipment involved.

(l)	Revenue recognition

The Company recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

Prior to the termination of SJM service agreements, revenue from fees for provision of services to electronic gaming machine lounges is recognized on an accrual basis in accordance with the contractual terms of the respective service agreements. Such revenue was calculated based on a pre-determined rate, as stipulated in the respective service agreement, of the gaming revenue from the gaming machines, which is the difference between gaming wins and losses less the accruals for the anticipated payouts of progressive slot jackpots.

Upon the termination of the SJM agreement, the Company has generated slot lounge gaming revenues through the use of MPBL Gaming’s subconcession. The slot lounge gaming revenues are measured by the aggregate net difference between gaming wins and losses less the accruals for anticipated payouts of progressive slot jackpots.

Revenue from the provision of food and beverage is recognized when the services are provided.

Revenues are recognized net of certain discounts and points earned in customer loyalty programs, such as the player's club loyalty program.

(m)	Total revenue

The retail value of food, beverage and other services furnished to guests without charge (“promotional allowances”) of $393 and $592 during the nine months ended September 30, 2005 and 2006, respectively, was not included in total revenue.

The cost of providing such promotional allowances of $336 and $420 during the nine months ended September 30, 2005 and 2006, respectively, was included in the cost of provision of services to gaming machine lounges and the cost of providing such promotional allowances of nil and $31 for the nine months ended September 30, 2005 and 2006, respectively, was included in the slot lounge operating expenses.

(n)	Operating cost

Operating cost includes direct costs associated with the provision of services to electronic gaming machine lounges and provision of catering services including salaries, employee benefits and overhead costs associated with employees providing the related services and gaming tax payable to the Macau government.

(o)	Capitalization of interest

Interest incurred on funds used to construct the hotels and casinos during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest during the nine months ended September 30, 2005 and 2006 of $543 and $1,685, respectively, has been added to the cost of the underlying assets during the period and is amortized over the respective useful life of the assets.

(p)	Advertising expenses

The Company expenses all advertising costs as incurred. These costs were $368 and $611 for the nine months ended September 30, 2005 and 2006, respectively.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

(q)	Income tax

The Company, Melco PBL International Limited, MPBL (Greater China), Melco PBL Holdings Limited and Melco PBL Investments Limited are tax exempt in the Cayman Islands, where they are incorporated. Always Prosper Investments Limited and MPBL Peninsula are tax exempt in the British Virgin Islands, where they incorporated. Mocha Slot is exempted from tax in the British Virgin Islands, where it incorporated, but is subject to Macau complementary tax on its activity conducted in Macau. The Company's remaining subsidiaries are all incorporated in Macau and are subject to Macau complementary tax on their activities conducted in Macau. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

(r)	Pre-opening costs

Pre-opening costs, consisting primarily of marketing expenses and other expenses related to new or start-up operations, are expensed as incurred.

(s)	Comprehensive loss

Comprehensive loss is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the period presented, the Company's comprehensive loss represents its net loss.

(t)	Foreign currency transactions and translations

All transactions in currencies other than functional currencies during the period are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

The financial records of certain of the Company's subsidiaries are maintained in local currencies other than the U.S. dollar, which are their functional currencies. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries' financial statements are recorded as a component of comprehensive loss.

(u)	Unaudited interim financial information

The financial information with respect to the nine-month periods ended September 30, 2005 and 2006 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information contains all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the nine-month period ended September 30, 2006 are not necessarily indicative of results to be expected for the full year.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

(v)	Recent changes in accounting standard

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109”, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”, or SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt the provisions of FIN 48 on January 1, 2007. The Company is currently in the process of assessing the impact of FIN 48 on its results of operations and financial condition.

4. ACQUISITION OF ADDITIONAL 20% INTEREST IN MOCHA SLOT

On May 9, 2006, Melco PBL International Limited acquired additional 20% interest in Mocha Slot for a total cash consideration of $32,051, which was financed by advances from Melco and PBL, equally, which is allocated as follows:

Net tangible assets acquired	$631
Intangible assets:
Goodwill	30,380
Trademark	992
Slot lounges services agreements	191
Deferred tax liabilities	(143)

Total	$32,051

The estimated fair value of intangible assets was derived from a valuation performed by an independent third party. Amortization period of the intangible assets for the slot lounges services agreements is estimated based on the estimated useful life.

5. INVENTORIES

September 30, 2006
Inventories consist of the following:
Food and beverages	$51
Club redemption inventories	52

$103

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

September 30, 2006
Deferred charges, net	$1,336
Refundable deposits	367
Deferred financing cost	1,721
Others	200

$3,624

Note:	The deferred financing cost will be deferred and amortized to interest expense over the term of the related debt.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

7. PROPERTY AND EQUIPMENT, NET

September 30, 2006
Cost
Furniture, fixtures and equipment	$5,637
Gaming machines	27,448
Leasehold improvements	7,522
Machinery	4,855
Motor vehicles	151

Sub-total	$45,613
Less: Accumulated depreciation	(10,480)

Sub-total	$35,133
Construction in progress	141,961

Property and equipment, net	$177,094

As of September 30, 2006, construction in progress included interest on amount advanced from a shareholder and other direct incidental costs capitalized amounted to $2,526 and $4,877, respectively, in connection with the Crown Macau Project and City of Dreams Project. Other direct incidental costs represented salaries and wages and certain professional charges incurred for the Crown Macau Project and City of Dreams Project.

8. INTANGIBLE ASSETS, NET

It consists of the following:

September 30, 2006
Trademark	$3,416
Slot lounges services agreements	10,485

$13,901
Less: Accumulated amortization	(2,845)
Impairment loss recognized	(7,640)

Intangible assets, net	$3,416

Trademark is not amortized.

During the period ended September 30, 2006, Mocha Slot has entered into an agreement with SJM (“Termination Agreement”) to terminate the slot lounges services agreement, subject to certain condition precedents, in contemplation of the potential grant of a subconcession (see note 18(h)). As a result of the potential termination of the slot lounges services agreement, an impairment loss of $7,640 is recognized on the slot lounges services agreement with reference to a valuation performed by an independent third party. Before the entering of the Termination Agreement, the slot lounges services agreement is amortized over its estimated useful life of 10 years. Subsequent to the entering of the Termination Agreement, the remaining carrying value of the service lounges agreement is amortized until the estimated termination date of the slot lounges services agreement. Amortization expenses charged to the statements of operations for nine months ended September 30, 2005 and 2006 were $772 and $1,216, respectively.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

9. DEPOSIT FOR ACQUISITION OF LAND INTEREST

On May 17, 2006, MPBL Peninsula entered into an agreement to purchase the entire issued share capital of a company of which Dr. Stanley Ho is one of the directors but in which he holds no shares. Such company will hold the rights to a land lease in respect of a plot of land with an area of 6,480 square meters located at Zona dos Novos Aterros do Porto Exterior, on the Macau peninsula. The aggregate consideration is $192,300, which is payable in cash and the acquisition is expected to be completed in the first quarter of 2007. An amount of $12,821 was paid as a downpayment upon signing of the sale and purchase agreement, which was financed from Melco and PBL, equally, and is included in deposit for acquisition of land interest. The balance is payable on completion of the acquisition.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

September 30, 2006
Construction costs payable	$27,909
Land use right payable	25,800
Rental payables	442
Operating expenses accruals	2,050

$56,201

11. CAPITAL LEASE OBLIGATIONS

The Company leases certain equipment under capital leases. The capital lease obligations outstanding as of September 30, 2006 related to certain equipment amounted to $17. Future minimum lease payments under capital lease obligations as of September 30, 2006 are as follows:

Twelve months ending September 30:
2007	$7
2008	8
2009	6
2010	1

Total minimum lease payments	$22
Less: amounts representing interest	(5)

Present value of minimum lease payments	$17
Current portion	(7)

Non-current portion	$10

12. CAPITAL STRUCTURE

On March 8, 2005, in connection with the completion of Subscription Agreement as disclosed in note 1, all share and per share amounts have been retrospectively adjusted to reflect the recapitalization. On September 28, 2006, the Company issued 500,000,000 ordinary shares at par value of US$0.01 per share for a total consideration of $320,000, which was not settled as of September 30, 2006. As of September 30, 2006, the Company had 1,000,000,000 ordinary shares issued and outstanding.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

13. INCOME TAX EXPENSE (CREDIT)

The Company, Melco PBL International Limited, MPBL (Greater China), Melco PBL Holdings Limited and Melco PBL Investments Limited are tax exempt in the Cayman Islands, where they are incorporated. Always Prosper Investments Limited and MPBL Peninsula are tax exempt in British Virgin Islands, where they incorporated. Mocha Slot is exempted from tax in the British Virgin Islands, where it incorporated, but is subject to Macau complementary tax on its activity conducted in Macau. The Company's remaining subsidiaries are all incorporated in Macau and are subject to Macau complementary tax on their activities conducted in Macau.

The provision for income tax consisted of:

	Nine months ended September 30,
	2005	2006
Macau complementary tax—Current period	$765	$—
Deferred tax credit	(359)	(1,602)

	$406	$(1,602)

A reconciliation of the income tax expense (credit) to income (loss) before income tax per the consolidated statements of operations is as follows:

	Nine months ended September 30,
	2005	2006
Income (loss) before income tax	$179	$(27,103)
Macau complementary tax rate	12%	12%
Income tax expense (credit) at Macau complementary tax rate	21	(3,252)
Effect of income for which no income tax expense is payable	(313)	(205)
Effect of expense for which no income tax benefit is receivable	311	431
Increase in valuation allowance	387	1,424

	$406	$(1,602)

The deferred income tax assets and liabilities as of September 30, 2006, consisted of the following:

September 30, 2006
Deferred income tax assets
Net operating loss carryforwards	$1,088
Depreciation and amortization	413

1,501
Valuation allowance	(1,501)

Total net deferred income tax assets	—

Deferred income tax liabilities
Land use right	(13,121)
Intangible assets	(409)
Unrealized capital allowance	(8)

Net deferred income tax liabilities	$(13,538)

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

A valuation allowance was provided as management does not believe that it is more likely than not that all of the deferred tax assets will be realized. As of September 30, 2006, operating loss carry forward amounting to $602 and $8,469 will expire in 2008 and 2009, respectively.

Macau complementary tax has been provided at 12% on the estimated taxable income earned in or derived from Macau during the relevant period, if applicable.

Deferred tax, where applicable, is provided under the liability method at the enacted Macau statutory income tax rate applicable to the respective financial years, on the difference between the financial statement carrying amounts and income tax base of assets and liabilities.

14. LOSS PER SHARE

Basic loss per share is calculated by dividing net loss by the weighted average number of ordinary shares outstanding during the period. No diluted loss per share is calculated as there is no potential dilutive securities.

15. DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% of the entity's profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity's share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the statement of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the financial statements in the year in which it is approved by the board of the relevant subsidiary. As of September 30, 2006, the balance of the legal reserve amounted to $2.

16. MAJOR NON CASH TRANSACTIONS

(a) During the period ended September 30, 2005, Melco's additional 20% interest in Great Wonders were contributed to the Company upon the completion of Subscription Agreement (see note 1).

(b) As disclosed in note 18(d), out of the consideration of $150,641 for acquisition of the remaining 49.2% interest in the City of Dreams, $48,077 was financed by a loan from Melco and PBL, which remained outstanding as of September 30, 2006.

(c) As disclosed in note 18(e), out of the consideration of $51,282 for acquisition of the additional 30% equity interest in Great Wonders, $25,641 was financed by an advance from Melco and PBL, which was remained outstanding as of September 30, 2006.

(d) As disclosed in notes 1 & 4, the consideration of $32,051 and $5,859 for acquisition of additional 20% interest in Mocha Slot and the Loan Sale was financed by advances from Melco and PBL, equally, which remained outstanding as of September 30, 2006.

(e) As disclosed in note 9, the payment of deposit for acquisition of land interest of HK$12,821 was financed by advances from Melco and PBL, equally, which remained outstanding as of September 30, 2006.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

17. COMMITMENTS

a.	Capital Commitments

At September 30, 2006, the Company had capital commitments contracted for but not provided in respect of construction of the Crown Macau Project and City of Dreams Project and acquisition of property and equipment totaling to $183,052.

In addition, Melco Hotels has accepted in principle an offer from the Macau government to acquire the Cotai Land in Macau at a consideration of approximately $63,249, with $21,119 of the land use right payable will be due at signing of the government lease and the remaining balance of approximately $42,130 due in nine equal half-yearly installments bearing interest at 5% per annum. The first installment will be payable within six months from the date of publication of the grant of the concession for the Cotai Land in the Macau government gazette. No payment has been made by Melco Hotels in respect of this offer as of September 30, 2006. A guarantee deposit of approximately $285 will be payable upon signing of the government lease, subject to adjustments based on the relevant amount of rent payable during the year. During the construction period, a rent in an aggregate amount of $285 per annum will be payable to the Macau government. Following the completion of construction, rent in an aggregate amount of $508 per annum will be payable to the Macau government. The rent amounts may be adjusted every five years as agreed between the Macau government and the Company using the applicable market rates in effect at the time of the rent adjustment. The construction work for City of Dreams Project commenced in April 2006, the land use right of $63,249 has been included in the land use right and the related payable to the Macau government has been included in accrued expenses and other current liabilities of $25,800 and land use right payable of $37,449 as of September 30, 2006, respectively.

At of September 30, 2006, the Macau government had officially granted the Taipa Land to Great Wonders for $18,600 and the Group has paid an amount of $6,229 as of December 31, 2005. The remaining balance of $12,371 was originally interest-bearing at 5% per annum and payable in 4 half-yearly equal installments of which the first installment would be payable within six months from the date of publication of the grant of concession of the Taipa Land in the Macau government gazette. This remaining consideration has been fully settled during the period ended September 30, 2006. A guarantee deposit of approximately $20 was paid upon signing of the lease in 2006, subject to adjustments in accordance with the relevant amount of rent payable during the year. During the construction period, rent will be due at an annual amount of $20. The annual rent will be $171 after the completion of construction. The rent amounts may be adjusted every five years as agreed between the Macau government and Great Wonders using the applicable market rates in effect at the time of the rent adjustment.

As discussed in note 9, MPBL Peninsula entered into an agreement to purchase the entire issued share capital of a company. Such company held the rights to a land lease in respect of a plot of land on the Macau peninsula. The aggregate consideration is $192,300, which is payable in cash and the acquisition is expected to be completed in the first quarter of 2007. An amount of $12,821 was paid as a downpayment upon signing of the sale and purchase agreement and is included in deposit for acquisition of land interest. The balance is payable on completion of the acquisition.

b.	Lease Commitments

The Group leases office space, slot lounge and certain equipment under non-cancelable operating lease agreements that expire at various dates through December 2016. The Group's office lease and slot lounge

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

provides for periodic rental increases based on the general inflation rate. During the nine months ended September 30, 2005 and 2006, the Group made rental payments amounting to $909 and $2,303, respectively.

As of September 30, 2006, minimum lease payments under all non cancelable leases were as follows:

Operating Leases

Twelve months ending September 30:

2007	$2,694
2008	2,827
2009	2,471
2010	1,840
2011	1,469
Over 2011	6,927

Total minimum lease payments	$18,228

In addition, as of September 30, 2006, there were certain minimum lease payments under the land lease of the Taipai Land and Cotai Land (see note 17(a)).

18. RELATED PARTY TRANSACTIONS

(a)	Amounts due from affiliated companies

(i) The Group provided services to certain electronic gaming lounges of SJM. The services fee is calculated based on a pre-determined rate stipulated in the respective agreement of the gaming revenue from the gaming machines. During the nine months ended September 30, 2005 and 2006, the service fees received or receivable from SJM were $11,804 and $16,276, respectively. In addition, the Group purchased property and equipment from SJM during the nine months ended September 30, 2005 and 2006, amounting to $629 and $2,188, respectively.

The outstanding balance of the amount due from SJM as at September 30, 2006 was $1,492 and unsecured, non-interest bearing and repayable on demand.

(ii) The Group paid traveling expenses to STDM, which made the accommodation and transport arrangements for Mocha Slot employees traveling between Hong Kong and Macau, amounted to $70 and $182 for the nine months ended September 30, 2005 and 2006, respectively. The outstanding balance as at September 30, 2006 was $49 and unsecured, non-interest bearing and repayable on demand.

(iii) The Group advanced funds to Melco PBL Gaming (Macau) Limited (formerly named as PBL Entertainment (Macau) Limited and known as “MPBL Gaming” thereafter) for working capital purpose during the period ended September 30, 2006 and the outstanding balance as of September 30, 2006 was $24,851 and was unsecured, non-interest bearing and repayable on demand.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

(b)	Amounts due to affiliated companies

(i) The Group entered into the following transactions with certain wholly owned subsidiaries of Melco:

	nine months ended September 30
	2005	2006
	Unaudited
Purchase of property and equipment	$2,146	$6,874
Management fee paid/payable	826	144
Project management fee paid/payable	41	839
Network support fee paid/payable	37	78
Rental expenses paid/payable	21	208
Traveling expenses paid/payable	—	48
Financial advisory fee paid/payable	10	—

The management fee was paid for general administrative services provided by a wholly-owned subsidiary of Melco, which was based on a pre-determined fixed monthly amount during the nine months ended September 30, 2005 and was based on actual cost incurred during the nine months ended September 30, 2006. The project management fee was paid for services provided by a wholly-owned subsidiary of Melco in connection with the Crown Macau Project and City of Dreams Project and was capitalized in construction in progress, which was based on the actual cost incurred. For other expenses, amounts were determined on an individual basis with reference to market prices.

The outstanding balance due to affiliated companies as of September 30, 2006 was $5,295 and was unsecured and repayable on demand. As at September 30, 2006, the balances were non-interest bearing. During the period ended September 30, 2005 and 2006, the interest paid/payable in respect of the balances was $362 and $333, respectively.

(ii) The Group received funds from Dr. Stanley Ho for working capital purposes. The amount was unsecured, bore interest at 4% per annum and was repayable on demand. The full balance was completely repaid during this period. The outstanding balance was nil as of September 30, 2006. During the nine months ended September 30, 2005 and 2006, the interest paid/payable to Dr. Stanley Ho was $93 and $80, respectively.

(iii) The Group paid service fees to Publishing and Broadcasting (Finance) Limited, a subsidiary of PBL, for the nine months ended September 30, 2005 and 2006, amounting to $404 and $1,638, respectively. The service fee was paid for general administrative services provided. The service fee was based on a pre-determined fixed monthly amount for the period ended September 30, 2005 and was based on actual cost incurred for the period ended September 30, 2006.

(iv) The Group paid rental expenses of $23 and service fee of $350 to Lisboa Holdings Limited, a company in which a relative of Lawrence Ho has beneficial interest, for the nine months ended September 30, 2006 for Mocha slot gaming lounge. The outstanding balance due to Lisboa Holdings Limited of $413 was unsecured, non-interest bearing and repayable on demand.

(c)	Amounts due to shareholders

The Group received funds from Melco, for working capital purposes, acquisition of interests in the Taipa Land and Cotai Land, construction of Crown Macau Project and City of Dreams Project, acquisition

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

of additional 20% interest in Mocha Slot and Loan Sale and payment of the deposit for acquisition of land interest.

The balance was unsecured and repayable on demand. Interest at 9% had been charged up to June 2006 from which date onwards the amounts due ceased to be interest bearing. Interest of $713 and $1,814 was paid/payable for the nine months ended September 30, 2005 and 2006, respectively.

The Group also received funds from PBL, for working capital purposes, acquisition of interests in the Taipa Land and Cotai Land, construction of Crown Macau Project and City of Dreams Project, acquisition of additional 20% interest in Mocha Slot and Loan Sale and payment of the deposit for acquisition of land interest. The balances were unsecured, non-interest bearing and repayable on demand.

Effective on September 30, 2006, Melco and PBL agreed to convert the working capital loan of a total of $150 million in equal proportions into equity. The remaining outstanding balance due to Melco and PBL amounted to $86,431 and $53,450, respectively as of September 30, 2006.

(d)    As discussed in Note 1, Melco contributed its interest in Melco Hotels to the Company pursuant to a shareholders agreement. Pursuant to an agreement signed on May 11, 2005, Melco Leisure acquired from Great Respect the remaining 49.2% interest in the City of Dreams Project for $150,641 and contributed it to MPBL (Greater China), subject to certain conditions precedent. The acquisition was completed on September 5, 2005 and $48,077 out of $150,641 was financed by a loan from Melco and PBL. The price paid to acquire the additional interest was previously classified as other assets. Since the construction work for the City of Dreams Project commences in April 2006, the amount was thus reclassified to the land use right as of September 30, 2006.

On April 21, 2005, a consent was issued by the Macau government to the Company pursuant to which the Macau government offered to the Company the right to be granted a medium term lease of Cotai Land, to construct and develop the City of Dreams Project. The construction work for City of Dreams Project commenced in April 2006, the land use right and related payable to the Macau government of $63,249 has been included in the land use right and land use right payable as of September 30, 2006, respectively.

As of September 30, 2006, the Company was in the process of obtaining the official title of this land use right.

(e)    On February 8, 2005, Melco completed the acquisition of an additional 20% equity interest in Great Wonders from STDM for $16,360 in convertible notes of Melco. Melco then transferred this 20% equity interest to the Company together with the 50% interest in Great Wonders purchased for $35,748 in convertible notes of Melco in the year ended December 31, 2004. On July 28, 2005, the Group completed the acquisition of the remaining 30% interest in Great Wonders from STDM for $51,282, of which $25,641 was financed by an advance from Melco and PBL. Details of the transaction are also disclosed in note 1.

The principal activity of Great Wonders was to apply to the Macau government for the concession for the Taipa Land and to develop the Crown Macau Project. Land use right recognized represented the consideration paid to STDM for acquisition of the interest in Great Wonders and the consideration payable by the Company to the Macau government for the right to develop the Taipa Land into the Crown Macau Project. The construction work commenced in December 2004.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

On June 24, 2005, Great Wonders accepted a formal offer from the Macau government to acquire the Taipa Land for $18,600, which is included in the amount of land use rights as of September 30, 2005 and fully settled as of September 30, 2006.

The expiry dates of the Taipa Land and Cotai Land are March 2031 and March 2032, respectively. The Company amortizes the land use rights from the commencement date of the construction work relating to their estimated expiry dates. Total amortization charges of $2,212 and $8,081 were recognized during the nine months ended September 30, 2005 and 2006, respectively.

Since Great Wonders did not meet the definition of a business, the acquisitions of interests in Great Wonders have been accounted for as purchases of additional interests in assets as follows:

	Acquisition of 20% equity interest	Acquisition of 30% equity interest
Land use right	$18,591	$58,275
Deferred tax liabilities	(2,231)	(6,993)

	$16,360	$51,282

(f)    On November 11, 2004, Great Wonders entered into letters of confirmation with SJM pursuant to which SJM would lease the casino premises at and operate the casino gaming activities at the Crown Macau Project pursuant to an arrangement under which Great Wonders would receive fees and rentals based on a percentage of the revenues from such gaming operations. The letters of confirmation were terminated subsequently in March 2006 when PBL entered into an agreement with Wynn Macau to seek a subconcession under Wynn Macau’s concession.

(g)    Pursuant to a Memorandum of Agreement dated March 5, 2006 and a Supplemental Agreement dated May 26, 2006, entered into between Melco and PBL, Melco and PBL agreed to provide a total of $320,000 subordinated loan to MPBL Gaming, which was a wholly-owned subsidiary of PBL, as interest-free subordinated loans and PBL agreed to subscribe or cause its subsidiary to subscribe $80,000 of equity of MPBL Gaming. Such funds was used for the payment of the amount due to Wynn Macau upon the granting of the subconcession to operate gaming operations in Macau under the Subconcession Contract entered into between Wynn Macau and PBL at a consideration of $900,000. As of September 30, 2006, together with the $80,000 contribution, PBL has contributed additional equity of $5,000 to MPBL Gaming by way of service provided in obtaining the credit facility for financial the payment of the subconcession.

In addition, upon the granting of the subconcession to MPBL Gaming and approval of the transfer of the control of MPBL Gaming to the Company, the capital of MPBL Gaming was increased to MOP 1,000,000,000 divided into 2,800,000 “A” shares and 7,200,000 “B” shares. “A” shares carries a right to vote but only participate in a right to dividends of MPBL Gaming up to MOP1 in aggregate and only participate in a return of capital of MPBL Gaming or on a liquidation of MPBL Gaming up to MOP1 in aggregate and otherwise not enjoy any other right of return or economic benefit or rights while “B” shares enjoying a right to vote and full participation in any dividends and capital distribution and to participate in a liquidation and enjoy all other economic benefits or rights derived from MPBL Gaming. As part of the reorganization of the share capital of MPBL Gaming, MPBL Gaming repay the $320,000 subordinated interest-free loans to Melco and PBL who in turn, contributed these funds as further capital injection into the

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

Company, with the intent that it would then further capitalize an indirect wholly owned subsidiary of the Company, Melco PBL Investments Limited, to acquire the 7,200,000 “B” shares of MPBL Gaming. In addition, all of the 2,800,000 “A” shares are owned by a subsidiary of PBL (as to 1,800,000 “A” shares) and the Managing Director of MPBL Gaming (as to 1,000,000 “A” shares). After Melco PBL Investments Limited acquired the 7,200,000 “B” shares of MPBL Gaming, MPBL (Greater China)’s interest in Great Wonders and Melco Hotels shall be transferred to MPBL Gaming and the business of Mocha Slot shall be transferred to MPBL Gaming.

(g)    Afterwards, MPBL (Greater China) and Mocha Slot and its subsidiaries are to liquidate or remain dormant.

After the completion of all these restructuring of MPBL Gaming and the shareholding of MPBL (Greater China), PBL and Melco have a 50% effective economic interest in MPBL Gaming.

(h)    On March 15, 2006, in contemplation of the potential grant of the subconcession to MPBL Gaming, as mentioned in (g) above, and the continuation of the slot lounges services provision business through the subconcession of MPBL Gaming, Melco, Mocha Slot, Mocha Management and SJM have entered into an agreement for the conditional termination of all existing services agreements of Mocha Slot. The termination has become effective subsequent to the grant of subconcession to MPBL Gaming in September 2006.

(i)    On May 9, 2006, Melco PBL International Limited entered into a sale and purchase agreement (“Sale and Purchase Agreement”) to acquire the remaining 20% of Mocha Slot held by Dr. Ho and repaid the shareholder loan from Dr. Stanley Ho to Mocha Slot for an aggregate consideration of approximately $37,910. The Sale and Purchase Agreement were completed on the same date on which the Sale and Purchase Agreement was signed.

(j)    As discussed in (i) above, Mocha Slot has terminated the service agreement with SJM in September 2006 after MPBL Gaming has obtained the subconcession. In contemplation of the transfer of MPBL Gaming to the Group (see note 21 for details of the transfer), Mocha Slot has made use of the subconcession of MPBL Gaming at nil consideration to operate the slot lounge business, in accordance to an arrangement letter signed.

(k)    On May 17, 2006, MPBL Peninsula entered into an agreement to purchase the entire issued share capital of a company, of which Dr. Stanley Ho is one of the directors but in which he holds no shares. Such company will hold the rights to a land lease in respect of a plot of land with an area of 6,480 square meters located at Zona dos Novos Aterros do Porto Exterior, on the Macau peninsula. The aggregate consideration is $192,300, which is payable in cash and the acquisition is expected to be completed in the first quarter of 2007. An amount of $12,821 was paid as a downpayment upon signing of the sale and purchase agreement and is included in deposit for acquisition of land interest. The balance is payable on completion of the acquisition.

19. SEGMENT INFORMATION

The Company is principally engaged in the gaming and hospitality business. In 2004 and 2005, the Company had only one reporting unit as the sole activity of the Company was provision of services to gaming machines lounges and started up the development of Crown Macau Project and City of Dreams Project. Starting from 2006, the Company's chief operating decision makers monitor its operations and evaluate earnings by

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

reviewing the assets and operations of Mocha Slot, Crown Macau Project and the City of Dreams Project and determine that the Company has three reporting units. Currently, Mocha Slot is the sole business of the Company. Crown Macau Project and City of Dreams Project are currently in the development and construction phase and no revenues were generated.

Since the Company’s chief operating decision makers have changed their evaluation and resources allocation measurements starting from 2006, the amounts disclosed for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and year ended December 31, 2005 financial statements relating to the reporting units have been changed to conform to the 2006 reporting units. There was no impact on either the financial results or financial position on the Company in 2004 and 2005.

As of September 30, 2006, the Company's total assets by segments are as follows:

September 30, 2006
Mocha Slot	$111,638
Crown Macau	260,797
City of Dreams	223,664
Others	39,989

Total consolidated assets	$636,088

For the nine months ended September 30, 2005 and 2006, one customer, SJM, accounted for 95% and 89%, respectively, of total revenues.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

The Company's segment information on its results of operations for the following period is as follows:

	1.1.2005 to 9.30.2005	1.1.2006 to 9.30.2006
	(Successor)	(Successor)
REVENUE
Fees for services provided to gaming machine lounges	$11,940	$16,276
Slot lounge gaming revenue	—	1,273

Sub-total	11,940	17,549
Food, beverage and others	529	655

Total revenue	12,469	18,204

OTHER OPERATING COSTS AND EXPENSES

Operating EBITDA (Mocha) (Note)	5,428	6,614

Depreciation of property and equipment:
Mocha Slot	(2,172)	(5,876)
Crown Macau	—	(218)
City of Dreams	—	(3)
Corporate and other	—	(8)

Amortization of slot lounges services agreements: Mocha Slot	(772)	(1,216)

Amortization of land use right:
Crown Macau	(2,212)	(3,968)
City of Dreams	—	(4,113)

Impairment loss recognized on slot lounges services agreement: Mocha Slot	—	(7,640)

Other expenses incurred other than Mocha Slot:
Crown Macau	(132)	(4,934)
City of Dreams	(203)	(1,887)
Corporate and other	(1,416)	(1,402)

Other non-operating income of Mocha Slot included in Operating EBITDA	(148)	(326)

Minority interest of Mocha Slot included in Operating EBITDA	814	(1,951)

Total	(6,241)	(33,542)

Operating income (loss)	(813)	(26,928)

Other non-operating income and expenses
Interest income	2,197	326
Interest expenses	(627)	(824)
Foreign exchange gain (loss), net	(620)	155
Other, net	42	168

Total	992	(175)

INCOME (LOSS) BEFORE INCOME TAX	179	(27,103)
INCOME TAX (EXPENSE) CREDIT	(406)	1,602

INCOME (LOSS) BEFORE MINORITY INTERESTS	(227)	(25,501)
MINORITY INTERESTS	(276)	5,015

NET INCOME (LOSS)	$(503)	$(20,486)

Note: (1)	Since Crown Macau and City of Dreams Projects are still under development stage, total revenue is solely contributed by Mocha Slot for the relevant periods.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

(2)	“Operating EBITDA (Mocha)” is earnings before interest, taxes, depreciation, amortization, other expenses (including pre-opening costs, general and administrative, selling and marketing and non-operating income (expenses) relating to subsidiaries other than Mocha Slot) and impairment loss recognized on slot lounges services agreement. The Operating EBITDA (Mocha) is presented for results of Mocha Slot only. The management of the Company will not use the Operating EBITDA on the Crown Macau and City of Dreams Projects to measure its operating performance since they are still under development stage.

20. FINANCING ARRANGEMENT

On February 13, 2006, Great Wonders entered into a term loan facility agreement for a two-tranche $164,103 Facility with certain lenders to finance the construction of the Crown Macau Project. PBL and Melco are currently negotiating with the lenders under this facility regarding amendments that would take effect upon the corporate reorganization contemplated in connection with the acquisition of the subconcession. MPBL (Greater China), currently guarantees all payment obligations of Great Wonders arising under the Facility.

The maturity date of the loans under this facility is February 13, 2013 and the applicable interest rate on the loans is the Hong Kong Interbank Offered Rate, or HIBOR, plus 2.2% per annum. As of September 30, 2006, no loans had been drawn and the full commitment amount is available for use until the earlier of February 13, 2008 and the date falling three months after the issuance of the occupation permit of the Crown Macau Project by the Macau government.

Under the terms of the Facility, Great Wonders:

•	must use the loans to finance the construction of the hotel and casino, respectively;

•	is responsible for the payment of cost overruns incurred for the construction of the Crown Macau Project and cannot make any further drawdown of loans if cost overruns exceed $6,400 until such cost overruns have been paid or the borrower demonstrates to the facility agent that it has sufficient financial resources to pay such cost overruns;

•	must repay the loans in 20 consecutive quarterly installments commencing three months after the end of the availability period;

•	must pay a default interest rate equal to the applicable interest rate plus 3% per annum if Great Wonders fails to repay the amounts due under the facility agreement;

•	can cancel the undrawn commitment or make voluntary prepayments without penalty, except for any prepayment being made using the proceeds of refinancing from lenders other than the lenders of the Facility;

•	except in limited circumstances, must make mandatory prepayments from the net cash proceeds of all loans to Great Wonders from other lenders, any equity issuance, any asset sale, any liquidated damages received under any construction contract, the lease agreement, the hotel management agreement or the land concession agreement, for the Crown Macau Project and any proceeds from the insurance policy issued for the Crown Macau Project; and

•	undertakes to comply with the affirmative, negative and information covenants in the credit facility, including, without limitation, the covenants to complete the casino by specified time, comply with the financial covenants after the date falling 12 months from the completion date of the Crown Macau Project and not incur other indebtedness or permit other liens on its assets.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

The loans are secured by liens on all present and future assets of Great Wonders. The security package consists of a mortgage on the site and the building and fixtures, a power of attorney, a payment guarantee by MPBL (Greater China), a cost overrun funding guarantee by MPBL (Greater China), a subordination agreement by MPBL (Greater China), a pledge or assignment of cash receipts, bank accounts, the shares of Great Wonders, insurance policies, building contracts, any hotel management agreement, and all other assets of Great Wonders and other securities.

The Facility includes convenants and event of default. If an event of default exists, then the facility agent will, if so instructed by the lenders representing 66% of the total commitment amount, give notice of acceleration to Great Wonders and MPBL (Greater China) and demand immediate repayment of all amounts due under the facility agreement.

21. POST BALANCE SHEET EVENTS

(a) In September 2006, MPBL Gaming obtained a gaming subconcession from the Macau government under the concession granted to Wynn Macau as mentioned in note 18(g) above.

In October 2006, the Company obtained Macau government approval for transferring the control of MPBL Gaming to the Group. The Company reorganized its corporate structure so that MPBL Gaming became the subsidiary of the Company.

Upon the approval of the transfer of MPBL Gaming to the Group, Melco and PBL entered into an amended shareholders’ deed. Under the amended shareholders’ deed, the shares of Great Wonders and Melco Hotels and the operating assets of Mocha Slot were transferred to MPBL Gaming and Melco and PBL will each hold equal indirect interests in the Group’s properties and operations in Macau through the Group. The principal terms and conditions of the amended shareholders’ deed were as follows:

•	Melco and PBL are to share on a 50/50 basis all the economic value and benefits with respect to all gaming projects in the Territory;

•	Melco and PBL are to appoint an equal number of members to the Company’s board of directors, with no casting vote in the event of a deadlock or other deadlock resolution provisions;

•	All of the Class A shares of MPBL Gaming, representing 28% of all the outstanding capital stock of MPBL Gaming, are to be owned by PBL Asia Limited (as to 18%) and the Managing Director of MPBL Gaming (as to 10%), respectively. The holders of the Class A shares, as a class, have the right to one vote per share, receive an aggregate annual dividend of MOP 1 and return of capital of an aggregate amount of MOP 1 on a wind up or liquidation, but have no right to participate in the winding up or liquidation assets;

•	All of the Class B shares of MPBL Gaming, representing 72% of all the outstanding capital stock of MPBL Gaming are owned by Melco PBL Investments Limited. As the holder of Class B shares, the Group have the right to one vote per share, receive the remaining distributable profits of MPBL Gaming after payment of dividends on the Class A shares, return of capital after payment on the Class A shares on a winding up or liquidation of MPBL Gaming, and participate in the winding up and liquidation assets of MPBL Gaming;

•	Afterwards, the 20% shares of MPBL (Greater China) which were held by the minority shareholder of the Company were reclassified as non-voting deferred shares which are not entitled to vote at general

MELCO PBL ENTERTAINMENT (MACAU) LIMITED (SUCCESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—continued

(In thousands of U.S. dollars, except share and per share data)

meetings of shareholders of MPBL (Greater China), not participate in dividends or other distributions and also do not receive a distribution on a winding-up or liquidation of MPBL (Greater China); and

•	The provisions of the shareholders’ deed relating to the operation of the Company are to apply to MPBL Gaming.

On December 15, 2006, Mr. Lawrence Ho was appointed as the Managing Director of MPBL Gaming. Accordingly, the 10% class A shares of MPBL Gaming are owned by Mr. Lawrence Ho.

MPBL Gaming (i) entered into a $500 million credit facility with certain lenders to pay the remaining purchase price due to Wynn Macau upon the Macau government’s approval of the issuance of a gaming subconcession to MPBL Gaming (“Subconcession Credit Facility”). Such subconcession credit facility was drawn and used to pay part of the $900 million due to Wynn Macau in September 2006 upon the issuance of the subconcession to MPBL Gaming. The $500 million indebtedness from the subconcession credit facility became part of the consolidated debt upon the transfer of control of MPBL Gaming to the Company and (ii) along with Melco and PBL, entered into a commitment letter with those same lenders for a $1.6 billion secured credit facility to refinance the subconcession credit facility and finance the development costs of the City of Dreams Project. In connection with the Subconcession Credit Facility, Melco and PBL have agreed to provide corporate and bank guarantees to support the payment obligations.

Under the subconcession contract, MPBL Gaming are required to make a minimum investment in Macau of $497.9 million by December 2010. In addition, MPBL Gaming will make certain payments to the Macau government, which includes a fixed annual premium per year and a variable premium depending on the number and type of gaming tables and gaming machines that the Group operates.

(b) On November 14, 2006, $25 million was repaid to Melco and PBL in equal proportions. Further, both Melco and PBL agreed to convert the remaining amounts due to shareholders of approximately $114 million into a term loan repayable in no earlier than 18 months carrying interest at a floating rate set in accordance with 3 months HIBOR.

(c) On November 28, 2006 and December 18, 2006, the Company approved to grant restricted shares with an aggregate value of $16,080 (such valuation to be determined by multiplying the number of shares by the offering price of the ordinary shares in the public offering), to certain management members, employees and executives.

(d) On December 1, 2006, the Company approved the resolution to increase the authorised share capital from 5,000,000 ordinary shares of a nominal or par value of US$0.01 each to 1,500,000,000 ordinary shares of a nominal or par value of US$0.01 each. In addition, the Company has approved and capitalized a sum of US$9,999,996 of additional paid-in capital as full payment of the 999,999,600 ordinary shares (the “Capitalization Shares”) for allotment and issuance to the shareholders of the Company. All shares, per share data and additional paid in capital have been retrospectively restated in the accompanying consolidated financial statements and notes to the consolidated financial statements for all periods presented to reflect the Capitalization Shares.

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Melco PBL Entertainment
新濠博亞娛樂

Melco PBL Entertainment will strive to play the best hand in Macau with its high quality services